Form 20-F
period 2019-12-31
Stealth BioTherapeutics Corp
filed 2020-04-01
CIK 1696396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Cayman Islands

(Jurisdiction of incorporation or organization)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive offices)

Irene McCarthy, Chief Executive Officer

Stealth BioTherapeutics Inc.

275 Grove Street, Suite 3-107

Newton, MA 02466

(617) 600-6888

E-mail: IR@stealthbt.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 12 ordinary shares, par value U.S.$0.0003 per share	MITO	The Nasdaq Global Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 436,720,810 ordinary shares, $0.0003 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

- ii -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

The consolidated financial statements presented at the end of this annual report have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. Any reference in the notes to the consolidated financial statements to applicable guidance is meant to refer to authoritative GAAP, as found in the Accounting Standards Codification, or ASC, and Accounting Standards Updates, or ASU, of the Financial Accounting Standards Board, or FASB. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the company’s management evaluates its estimates related to, but not limited to, estimates related to fair value of ordinary share, share-based compensation expense, recoverability of the company’s net deferred tax asset-related valuation allowances, and certain prepaid expenses and accrued expenses. The company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ materially from those estimates or assumptions.

General Information

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•

the “company,” “we,” “us,” “our company” and “our” refer to Stealth BioTherapeutics Corp, or Stealth, and its consolidated subsidiaries, including Stealth BioTherapeutics Inc., or Stealth US; Stealth BioTherapeutics (HK) Limited, or Stealth HK; and Stealth BioTherapeutics (Shanghai) Limited, or Stealth Shanghai.

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

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017 and audited consolidated balance sheets as of December 31, 2019 and 2018.

We completed our initial public offering, or IPO, of 6,500,000 ADSs, each representing 12 ordinary shares, in February 2019, and we issued an additional 588,232 ADSs in March 2019 pursuant to our underwriters’ partial exercise of their over-allotment option.

Our ADSs are listed on The Nasdaq Global Market under the symbol “MITO”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D.—Risk Factors,” “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words “anticipate,” “expect,” “hope,” “plan,” “potential,” “possible,” “will,” “believe,” “estimate,” “intend,” “may,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make as a result of known and unknown risks, uncertainties and other important factors, including but not limited to the following:

•	our plans to develop and commercialize elamipretide and our other product candidates, including SBT-272, SBT-259, SBT-550, and to identify additional product candidates;
•	ongoing and planned clinical trials and preclinical studies for our product candidates, including the timing of initiation of these trials and studies and the timing of the anticipated results;
•	our plans to possibly enter into collaborations for the development of product candidates and the potential benefits of any collaboration;
•	the timing of anticipated regulatory filings, meetings with regulatory agencies or regulatory approvals and plans and expectations for expedited regulatory review for our product candidates;
•	the potential advantages and clinical utility of our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our intellectual property position and strategy;
•	our estimates regarding the potential market opportunity for our product candidates; and
•	our estimates regarding expenses, future revenue, capital requirements, sufficiency of our current cash and cash equivalent and our need for and ability to obtain additional funding.

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

The selected consolidated statement of operations data for the fiscal years ended December 31, 2019, 2018 and 2017, and the selected consolidated balance sheet data as of December 31, 2019 and 2018, are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal year ended December 31, 2016, and the selected consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our respective audited consolidated financial statements and notes thereto that are not included within this report.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes which are included in “Item 18. —Financial Statements” of this annual report. We prepare our consolidated financial statements in accordance with GAAP as issued by the FASB.

	Year Ended December 31,
	2019	2018	2017	2016
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$21,087	$—	$—	$—
Operating expenses:
Research and development	44,604	53,062	63,220	48,445
General and administrative	22,315	22,217	16,500	13,403
Total operating expenses	66,919	75,279	79,720	61,848
Loss from operations	(45,832)	(75,279)	(79,720)	(61,848)
Other income (expense), net	(25,896)	(21,433)	(3,190)	799
Net loss attributable to ordinary shareholders	$(71,728)	$(96,712)	$(82,910)	$(61,049)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.19)	$(1.41)	$(1.21)	$(0.90)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	375,669,759	68,476,149	68,472,262	68,165,325

(1)

See Notes 2 and 16 to our audited consolidated financial statements appearing elsewhere in this annual report for further details on the calculation of basic and diluted net loss per share attributable to ordinary shareholders.

	As of December 31,
	2019	2018	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$50,768	$10,855	$4,119	$9,710
Working capital (deficit)	18,448	(27,318)	(18,675)	(338)
Net assets	17,267	(175,329)	(79,909)	1,546
Total assets	52,743	15,523	7,155	13,322
Total convertible preferred shares	—	211,377	211,377	211,377
Total accumulated deficit	(497,997)	(426,269)	(329,557)	(246,647)
Total shareholders’ equity (deficit)	17,267	(386,706)	(291,286)	(209,831)
B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. We expect our expenses to increase in connection with our ongoing activities, particularly as we initiate new clinical trials of, initiate new research and preclinical development efforts for and seek marketing approval for our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we may incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of a future collaborator. Furthermore, we have incurred, and expect to continue to incur, significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed and on attractive terms, we may be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

As of December 31, 2019, we had cash and cash equivalents of $50.8 million. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through the third quarter of 2020.

Our existing cash and cash equivalents will not be sufficient to support our clinical development of elamipretide and SBT-272 for rare cardiomyopathies and neurological indications and rare and common ophthalmic indications, our planned Phase 3 trial for Leber’s hereditary optic neuropathy, or LHON, or any clinical development for SBT-259, SBT-550 or any other product candidates we may develop in the future. We will be required to expend significant funds in order to advance the development of elamipretide, SBT-272, SBT-259 and SBT-550, as well as any other product candidates we may develop in the future. In addition, while we may seek one or more collaborators for future development of our product candidates, and, in particular, may conduct any large Phase 3 clinical trials of elamipretide, such as those we would likely be required to conduct for common age-related diseases such as dry age related macular degeneration, or dry AMD, in collaboration with one or more partners that would finance most of the associated costs, we may not be able to enter into a collaboration for any of our product candidates on suitable terms, or at all. In any event, our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

Our estimate as to how long we expect our existing cash and cash equivalents to be able to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Further, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our future funding requirements, both short-term and long-term, will depend on many factors, including:

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

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;
•	our headcount growth and associated costs if and as we expand our research and development and establish a commercial infrastructure;
•	costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
•	costs of operating as a public company.

Our recurring losses and negative cash flows could raise substantial doubt regarding our ability to continue as a going concern.

Based on our cash balances, recurring losses and projected spending, there could be doubt about our ability to continue as a going concern. Given our planned expenditures for the next several years, including, without limitation, expenditures in connection with our clinical trials of elamipretide, SBT-272, SBT-259, SBT-550 and other new compounds, we have concluded, in connection with the issuance of our consolidated financial statements for the year ended December 31, 2019 that there is a substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm has issued a going concern opinion in connection with the audit of our annual financial statements for the fiscal year ended December 31, 2019. A going concern opinion means that there is substantial doubt that the company can continue as an ongoing business for the next 12 months. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. In addition, the inclusion of an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern and our lack of cash resources may materially adversely affect the price of the ADSs and our ability to raise new capital or to enter into critical contractual relations with third parties. There is no assurance that we will be able to adequately fund our operations in the future.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent that we raise additional capital through the sale of ordinary shares, ADSs, convertible securities or other equity securities, our existing shareholders’ ownership interest may be substantially diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a holder of ADSs. Additional debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. For example, in connection with our term loan facility with Hercules Capital, Inc., or Hercules, we granted a security interest on all of our assets, excluding our intellectual property, and agreed to a negative pledge on our intellectual property. The term loan facility also contains restrictive covenants including, subject to certain exceptions, covenants that prohibit us from incurring additional indebtedness, creating any lien on our property, making investments, paying dividends or redeeming shares, transferring any material portion of our assets, merging with or acquiring another entity, entering into a transaction that will result in a change of control and making certain other corporate changes. Future debt securities or other financing arrangements could contain similar or more restrictive negative covenants. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

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

We have incurred significant annual net operating losses in every year since our inception. Our net losses were $71.7 million, $96.7 million and $82.9 million for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, we had an accumulated deficit of $498.0 million. We expect to continue to incur significant and increasing operating losses for the foreseeable future, and we do not know whether or when we will become profitable. We have not generated any revenues from product sales, have not completed the development of any product candidates and may never have a product candidate approved for commercialization. We have financed our operations to date primarily through the issuance of our ADSs, ordinary shares, Series A convertible preferred shares and debt financings and have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical development programs. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We anticipate that our expenses will increase substantially if and as we:

•

continue to develop and conduct clinical trials with respect to, elamipretide, including our ongoing Phase 2/3 and Phase 2b clinical trials for the treatment of Barth Syndrome, or Barth, and geographic atrophy, or GA, our anticipated Phase 2 clinical trial for the treatment of rare cardiomyopathy, our planned Phase 3 trial for the treatment of LHON and any future clinical trials;

•	initiate and continue research and preclinical and clinical development efforts for our other product candidates, including SBT-272, SBT-259 and compounds in the SBT-550 series;
•	seek to identify and develop additional product candidates;

•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;
•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;
•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;
•	maintain, expand and protect our intellectual property portfolio;
•	hire and retain additional personnel, such as clinical, quality control and scientific personnel;
•

add operational, financial, management information systems and commercial personnel, including personnel to support our product development and help us comply with our obligations as a public company; and

•	add property, equipment and physical infrastructure to support our research and development programs in the United States, Europe and China.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. This will require our, or any of our future collaborators’, success in a range of challenging activities, including completing clinical trials of our product candidates; obtaining marketing approval for these product candidates; manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing approval; satisfying any post-marketing requirements; and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of increased expenses, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

We have no history of commercializing pharmaceutical products, which may make it difficult to evaluate the prospects for our future viability.

We began operations in 2006 and initiated our first clinical trial in 2010. Our operations have been limited to financing and staffing our company and developing our technology and conducting preclinical research and clinical trials for our product candidates. We have not demonstrated an ability to obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development, especially clinical-stage biopharmaceutical companies such as ours. Predictions about our future success or viability may not be as accurate as they could be if we had a longer operating history or a history of successfully developing and commercializing pharmaceutical products.

We have a significant amount of debt, which may affect our ability to operate our business and secure additional financing in the future.

As of December 31, 2019, we had $16.5 million of outstanding principal under our term loan facility with Hercules. We are currently obligated to pay interest on these borrowings, and commencing February 1, 2020, we are required to repay principal and interest on these borrowings in monthly installments through January 2021. Subject to the restrictions in this existing facility, we could incur additional indebtedness beyond our borrowings from Hercules.

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

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our term loan facility. Failure to make payments or comply with other covenants under our term loan facility could result in an event of default and acceleration of amounts due. Additionally, under our loan and security agreement with Hercules, an occurrence that has a material adverse effect on our business, operations, properties, assets or financial condition; on the collateral, liens or priority of such liens; or on our ability to perform under the terms of the loan or associated agreements could be considered an event of default. If an event of default occurs and the lenders accelerate the amounts due, we may not be able to make accelerated payments, and the lenders could seek to enforce security interests in the collateral securing such indebtedness, which includes substantially all of our assets other than our intellectual property. In addition, the covenants under our credit facility, the pledge of our assets as collateral and the negative pledge with respect to our intellectual property could limit our ability to obtain additional debt financing.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

Our approach to the discovery and development of product candidates and the development of therapies targeting mitochondria generally are unproven, and we do not know whether we will be able to develop any products of commercial value.

We are focused on discovering and developing therapies for diseases involving mitochondrial dysfunction, particularly by developing therapies that target mitochondria in order to normalize the function of dysfunctional mitochondria. While we believe that our approach may ultimately enable drug research and clinical development for mitochondrial diseases across a wide range of therapeutic areas, this approach is unproven. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for any of our product candidates in later stage clinical trials or in obtaining marketing approval thereafter. For example, we announced in December 2019 that our Phase 3 clinical trial in primary mitochondrial myopathy, or PMM, did not meet its primary efficacy endpoints. Furthermore, no products or therapies targeting mitochondrial dysfunction have ever obtained marketing approval from the U.S. Food and Drug Administration, or the FDA, or China’s National Medical Products Administration, or NMPA, and the  European Medicines Agency, or the EMA, has approved one therapy to treat LHON (Raxone, or idebenone, made by Santhera Pharmaceuticals Holding), which is the only approved therapy to treat any primary mitochondrial disease.

If we are unable to successfully discover and develop product candidates, our business prospects will be substantially harmed.

We are dependent on the success of our clinical product candidates. If we are unable to complete the clinical development of, obtain marketing approval for or successfully commercialize any of our product candidates, either alone or with a collaborator, or if we experience significant delays in doing so, our business could be substantially harmed.

We have no products approved for sale and have invested a significant portion of our efforts and financial resources in the development of elamipretide for the treatment of rare primary mitochondrial diseases. Our prospects are substantially dependent on our ability, or the ability of any future collaborator, to develop, obtain marketing approval for and successfully commercialize elamipretide, SBT-272 or any of our other product candidates.

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

•	timely receipt of marketing approvals from applicable regulatory authorities;
•	the performance of our future collaborators, if any;
•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;
•	establishment of supply arrangements with third-party raw materials suppliers and manufacturers;
•	establishment of arrangements with third-party manufacturers to obtain finished drug products that are appropriately packaged for sale;
•	obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;
•	protection of our rights in our intellectual property portfolio;
•	successful launch of commercial sales following any marketing approval;
•	a continued acceptable safety profile following any marketing approval;
•	accuracy of the estimates of the current and future number of patients with mitochondrial associated or inherited mitochondrial diseases;
•	commercial acceptance by patients, the medical community and third-party payors following any marketing approval; and
•	our ability to compete with other therapies targeting diseases involving mitochondrial dysfunction.

Many of these factors—including with respect to clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator—are beyond our control, and clinical development of product candidates is inherently risky and uncertain. For example, although we observed trends towards improvement in a certain subset of patients, our Phase 2/3 clinical trial in Barth failed to reach its primary efficacy endpoints. Our Phase 3 trial in PMM also failed to meet its primary efficacy endpoints. If we are unable to develop, receive marketing approval for and successfully commercialize elamipretide, on our own or with any future collaborator, or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

We are developing elamipretide for certain indications of the eye, including GA and LHON. Our clinical trial for the treatment of LHON involved administration of elamipretide by use of topical drops, and our clinical trial for the treatment of GA involves administration of elamipretide by subcutaneous injection. We are working to develop methods for intravitreal injection, or direct injection of drug into the eye, but we cannot predict whether those development efforts will be successful.

We may not be successful in our efforts to identify or discover and develop additional potential product candidates.

A significant portion of the research that we are conducting involves the development of new therapeutic compounds targeting the mitochondria. The drug discovery that we are conducting may not be successful in identifying compounds that have commercial value or therapeutic utility. Our discovery platform may initially show promise in identifying potential product candidates, yet fail to yield viable product candidates for clinical development or commercialization for a number of reasons, including the following:

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

Our research programs to identify new product candidates will require substantial technical, financial and human resources, and we may be unsuccessful in our efforts to identify new product candidates. Further, the results we obtain in preclinical testing and early clinical trials may not be predictive of results that are obtained in later studies, and we may suffer significant setbacks in advanced clinical trials, even after seeing promising results in earlier studies. If we are unable to identify suitable additional compounds for preclinical and clinical development, our ability to develop product candidates and obtain product revenues in future periods could be compromised, which could result in significant harm to our financial position and adversely impact the price of the ADSs.

We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

We have never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any new drug applications, or NDAs, we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. If the FDA does not accept or approve our NDAs for our most advanced product candidates, it may require that we conduct additional clinical, nonclinical or manufacturing validation studies and submit that data before it will reconsider our applications.

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

The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of clinical trials do not necessarily predict success in future clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development. We faced this type of setback when our Phase 3 clinical trial in PMM did not meet its primary efficacy endpoints despite encouraging signals in early clinical trials, and we cannot be certain that we will not face similar setbacks in other trials. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. If our trial designs are not sufficient, our clinical programs may be delayed or we may decide to terminate one or more of such programs.

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

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. Specifically, the clinical trials we have completed to date have enrolled only small numbers of subjects, we have experienced dropout among participants, and we have not always successfully achieved our pre-specified clinical trial endpoints to a degree of statistical significance.

To date, other than our Phase 3 clinical trial in PMM, we have only conducted small Phase 1 and Phase 2 clinical trials, many of which have been undertaken to help inform our clinical strategy and develop later stage clinical trials intended to assess efficacy. While the endpoints and populations for these later stage clinical trials, including our Phase 2b clinical trial for GA, our planned Phase 3 clinical trial for LHON and our anticipated Phase 2 clinical trial for rare cardiomyopathy, are or will be derived from results of our earlier trials and medical literature, in some cases we did not demonstrate a statistically significant effect in the population and on the efficacy endpoints in our prior clinical trials prospectively described in the clinical trial protocol. The lack of statistical significance could be attributed to various factors, including the lack of power to demonstrate significance, the design of the studies or the lack of a treatment benefit from our product candidate. In some cases, we conducted post hoc, retrospective analyses of data subsets and have designed, and expect to design later stage clinical trials based on the results of such post hoc analyses. For example, the improvements in stroke volume and other parameters of cardiac function as well as in functional endpoints observed in our Barth trial were not statistically significant during the placebo-controlled portion of the trial, which we believe was due to the duration of therapy being too short to derive benefit. Although we plan to design our future trials in rare cardiomyopathies with a longer duration of dosing, we cannot predict the successfulness of that approach. For example, despite improvements observed in similar endpoints during a Phase 2 trial, our Phase 3 clinical trial in PMM failed to reach its primary efficacy endpoints. Additionally, we observed in our Phase 3 clinical trial in PMM that subjective, effort-dependent endpoints such as the six-minute walk test, or 6MWT, may be influenced by a placebo effect, such that patients randomized to placebo may experience meaningful improvements. Although we have incorporated and plan to incorporate objective endpoints including disease biomarkers such as echocardiographic parameters of cardiac function for Barth and other rare cardiomyopathies, and optical coherence tomography and fundus autofluorescence imaging of geographic atrophy progression for GA, we have also assessed and expect to assess functional endpoints including 6MWT, for Barth, and visual function, for GA.

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

Our organizational restructuring and the associated workforce reduction announced in January 2020 may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business.

In January 2020, we announced a 60% reduction in workforce as part of a strategic organizational restructuring plan, to principally align our operations around our Barth syndrome program and rare cardiomyopathy expansion efforts, our Phase 2b clinical trial in GA, our Phase 1 trial of SBT-272 and our discovery programs. We may not realize, in full or in part, the anticipated benefits, savings and improvements in our cost structure from our restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the restructuring, our operating results and financial condition would be adversely affected. We also cannot guarantee that we will not have to undertake additional headcount reductions or restructuring activities in the future. Furthermore, our restructuring plan may be disruptive to our operations. For example, our headcount reductions could yield unanticipated consequences, such as attrition beyond planned staff reductions, or increase difficulties in our day-to-day operations. Our headcount reductions could also harm our ability to attract and retain qualified management, scientific and medical personnel who are critical to our business. Any failure to attract or retain qualified personnel could prevent us from successfully developing and commercializing our product candidates in the future.

Because we are developing elamipretide for the treatment of several indications for which regulatory authorities have not issued definitive guidance as to how to measure and demonstrate efficacy, there is substantial risk that the design or outcomes of our clinical trials will not be satisfactory to support marketing approval.

We are developing elamipretide for several indications for which there are currently no approved therapies in the United States, China or the European Union, including Barth and dry AMD. We are developing elamipretide for LHON, for which there are no currently approved therapies in the United States or China and only one therapy approved in Europe. Furthermore, there has been limited historical clinical trial experience for the development of drugs to treat many of these indications. As a result, the design and conduct of clinical trials for these indications is subject to substantial risk. In particular, regulatory authorities in the United States and in other jurisdictions, including Europe and China, have not issued definitive guidance as to how to measure and demonstrate efficacy for Barth, LHON or dry AMD and, as a result, there is substantial risk that the design or outcomes of our clinical trials will not be satisfactory to support marketing approval. For example, the endpoints in our Phase 2/3 clinical trial of elamipretide for the treatment of Barth included change in six-minute walk distance and change in a total fatigue scale, or BTHS-SA Total Fatigue, from the Barth symptom assessment, or BTHS-SA, a newly developed patient reported outcome measure, which has not been utilized in prior trials and may not be accepted by regulators as a basis for approval. Even if this type of novel endpoint is accepted as a basis for approval in the United States, we cannot be certain that regulators outside of the United States will accept such endpoints or will not require us to conduct additional validation studies to support the suitability of such endpoints for approval in these jurisdictions.

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

Clinical testing is expensive, time consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, or at all. The clinical development of our product candidates is susceptible to the risk of failure at any stage of drug development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of adverse events that are severe or medically or commercially unacceptable, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or is not approvable. For example, Phase 3 clinical trials for common diseases associated with aging, such as dry AMD, would likely require a large number of subjects to be enrolled, which would cause any such trial to be very expensive. Moreover, it is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidates, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we cannot be certain that we will not face additional setbacks. It is possible that any of our development programs may be placed on full or partial clinical hold by regulatory authorities at any point, which would delay and possibly prevent further development of our product candidates.

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

Adverse events or undesirable side effects caused by, or other unexpected properties of, our product candidates could cause us, any future collaborators, an institutional review board or regulatory authorities to interrupt, delay or halt clinical trials of one or more of our product candidates and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable regulatory authorities. If any of our product candidates is associated with adverse events or undesirable side effects or has properties that are unexpected, we, or any future collaborators, may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. For example, subjects in certain of our clinical trials have reported adverse events arising from reaction at the injection site and some subjects have withdrawn as a result. Moreover, laboratory findings have demonstrated mild to moderate elevations in eosinophils, a variety of white blood cells that combats parasites and infections and controls mechanisms associated with allergy and asthma, beginning at approximately three to four weeks after initiation of elamipretide treatment, although these have not been reported to be associated with any systemic clinical manifestations of eosinophilia and in general were demonstrated to have returned to within normal range or to baseline levels after withdrawal of elamipretide therapy and, in most subjects, to decrease to within normal range after approximately 16 weeks of elamipretide therapy (and without withdrawal of therapy). In addition, we observed a mean increase in certain liver enzymes in subjects who received the highest dose of our product candidate SBT-20 in our

Phase 1 clinical trial, although the principal investigator determined that no individual increases in such liver enzymes were clinically significant and similar increases were not observed in the highest dose cohort of a prior Phase 1/2 clinical trial of SBT-20. Many compounds that initially showed promise in clinical or earlier stage testing have later been found to cause undesirable or unexpected side effects that prevented further development of the compound. If we, or any future collaborators, experience any of a number of possible unforeseen events in connection with clinical trials of our product candidates, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We, or any future collaborators, may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent marketing approval or commercialization of our product candidates, including the following:

•	clinical trials of our product candidates may produce unfavorable or inconclusive results;
•	we, or any future collaborators, may decide, or regulators may require us, or them, to conduct additional clinical trials or abandon product development programs;
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

•

regulators or institutional review boards may require that we, or any future collaborators, or our or their investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their standards of conduct, a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate or findings of undesirable effects caused by a chemically or mechanistically similar product or product candidate;

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

Any of these events could have a material and adverse effect on our operations and business and could adversely impact the price of the ADSs.

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

Efforts to inform the medical community and third-party payors of the benefits of our product candidates may require significant resources and may not be successful. If any of our product candidates is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

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

We generally plan to retain rights to participate in commercialization in the United States, particularly for products that we can commercialize with a specialized sales force and by building a focused sales and marketing organization in the United States to sell our products. Any efforts related to sales, marketing and distribution may be costly, and our investment could be lost if we cannot retain or reposition our sales and marketing personnel. In addition, we may not be able to hire or retain a sales force that is sufficient in size or has adequate expertise in the medical markets that we plan to target. If we are unable to establish or retain a sales force and marketing and distribution capabilities, our operating results may be adversely affected. If a potential partner has development or commercialization expertise that we believe is particularly relevant to one of our products, then we may seek to collaborate with that potential partner even if we believe we could otherwise develop and commercialize the product independently.

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

We have modified our manufacturing processes so that we will be able to produce sufficient quantities of elamipretide for commercial distribution. Interruptions in this process could delay anticipated marketing authorization applications.

We previously used solid-phase peptide synthesis to produce elamipretide acetate batches for all completed and certain ongoing preclinical and clinical trials. Due to a lack of scalability, we deemed this process undesirable for production of commercial quantities of elamipretide and implemented a new solution-phase process. It is typical during the years prior to gaining approval for new drugs to continue to develop manufacturing processes to achieve larger scale production with a typical goal of implementing essentially the commercial process prior to supplying pivotal clinical trials. However, our transition to a solution-phase process is recent, and any interruption in continued production of supply needed to meet potential commercial demands could delay anticipated marketing authorization applications, including NDAs, and/ or significantly impact the anticipated cost of commercial production, if our product candidates are approved for sale.

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

We are initially developing elamipretide for the treatment of rare primary mitochondrial diseases and common diseases of aging in which mitochondrial function is impaired. There are several companies developing treatments that target mitochondria or mitochondria-associated diseases. The majority of these efforts are in preclinical or early clinical development, are focused on gene therapy or are proposing the use of generic compounds. To our knowledge, none of these is focused on cardiolipin remodeling. Our competitors include: NeuroVive Pharmaceutical AB, Reata Pharmaceuticals, Inc., LumiThera, Inc., Reneo Pharmaceuticals, Inc. and Santhera Pharmaceuticals Holding. In addition to competition from competitors who are developing treatments that seek to improve mitochondrial function or otherwise target the mitochondria, we also face competition from therapies that target the indications we are studying, particularly for diseases of aging such as GA. Such competitors who are developing or who have developed competing therapies include Apellis Pharmaceuticals Inc., Astellas Pharma Inc., Hemera Biosciences Inc., Ionis Pharmaceuticals, Inc. and IVERIC bio, Inc.

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

The COVID-19 pandemic, which began in late 2019 in China and has spread worldwide. may affect our ability to recruit or retain patients for our clinical trials, disrupt regulatory activities, disrupt preclinical studies or have other adverse effects on our business and operations.

The COVID-19 pandemic, which began in December 2019 in China and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak through quarantines, travel restrictions, heightened border scrutiny and other measures.  The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the outbreak and its effects on our business and operations are uncertain.  We seek to enroll patients for our clinical trials at sites located in the United States and may be unable to continue trials as scheduled. We may face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of traveling to our clinical trial sites because of the outbreak. We and our third-party contract manufacturers, contract research organizations, academic collaborators and clinical sites may also face disruptions in accessing laboratory or clinical trial sites or procuring items that are essential for our research and development activities, including, for example, raw materials used in the manufacture of our product candidates, medical and laboratory supplies used in our clinical trials or preclinical studies or animals that are used for preclinical testing, in each case, that are sourced from abroad or for which there are shortages because of ongoing efforts to address the outbreak. In addition, we may face impediments to regulatory meetings and approvals due to measures intended to limit in-person interactions.  We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business and it has the potential to adversely affect our business, operations and financial condition.

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

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We expect to seek collaborators for the development and commercialization of one or more of our product candidates. For example, we hold worldwide rights for elamipretide and SBT-20 and we own our new pipeline compounds, including SBT-272. We may explore partnerships for development of elamipretide or SBT-272, as well as one or more of our pipeline compounds, in selected other indications and territories. For example, in October 2019, we granted Alexion Pharmaceuticals, Inc., or Alexion, an exclusive option to co-develop and commercialize elamipretide. Alexion terminated the option agreement in January 2020. Likely future collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if we are able to obtain marketing approval for any of our product candidates from foreign regulatory authorities, we intend to enter into strategic relationships with international biotechnology or pharmaceutical companies for the commercialization of such product candidates outside of the United States.

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

Collaborations are complex and time consuming to negotiate and document. Further, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

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

Further, our reliance on these third parties for clinical development activities limits our control over these activities, but we remain responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards. For example, notwithstanding the obligations of a contract research organization for a trial of one of our product candidates, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as current Good Clinical Practices, or cGCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these cGCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and institutional review boards. If we or our third-party contractors fail to comply with applicable cGCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA will determine that any of our clinical trials comply with cGCPs. Similar regulatory requirements apply outside the United States, including the International Council for Harmonization of Technical Requirements for the Registration of Pharmaceuticals for Human Use, or ICH. We are also required to register clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within certain timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

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

We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical studies and clinical trials, as well as for commercial manufacture if our product candidates receive marketing approval. To date, we, or our partners on our behalf, have obtained materials for elamipretide and SBT-272 from third-party manufacturers. If any of our existing manufacturers should become unavailable to us for any reason, we may incur some delay in identifying or qualifying replacements.

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

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary product candidates. If we do not adequately protect our intellectual property, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. To protect our proprietary position, we file patent applications in the United States and abroad related to our novel product candidates that are important to our business. The patent application and approval process is expensive and time consuming. We may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

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

While we have obtained composition of matter patents with respect to our clinical-stage product candidates through an application family in-licensed from Cornell Research Foundation, Inc., a subsidiary of Cornell University, or Cornell, and Institut de recherches cliniques de Montréal, or the IRCM, we also rely on trade secret protection for certain aspects of our discovery platform. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees, certain consultants, contractors and collaborators. To our knowledge, such agreements have been entered into with all relevant parties; however we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be misappropriated or disclosed to, or independently developed by, a competitor, our business and competitive position could be harmed.

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

We are a party to license agreements and certain aspects of our business depend on patents and/or patent applications owned by third parties. In particular, we hold exclusive licenses from Cornell and the IRCM for elamipretide and SBT-20, as well as for other compounds and certain methods. We may enter into additional license agreements as part of the development of our business in the future. If we are unable to maintain these patent rights or our license to these patent rights for any reason, or if we are unable to maintain any future material license we may enter into, our ability to develop and commercialize our product candidates could be materially harmed.

Our licensors may not successfully prosecute certain patent applications under which we are licensed and on which our business depends. Even if patents issue from these applications, our licensors may fail to maintain these patents, may decide not to pursue litigation against third-party infringers, may fail to prove infringement, or may fail to defend against counterclaims of patent invalidity or unenforceability. For example, under our license agreement with Cornell, we have the first right to enforce the licensed patents against third-party infringement. However, our first right to enforce is subject to Cornell’s consent.

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

Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Some of our intellectual property that was discovered through government-funded programs may be subject to federal regulation such as “march-in” rights, certain reporting requirements and a preference for United States industry. Compliance with such regulations may limit our exclusive rights, subject us to expenditure of resources with respect to reporting requirements and limit our ability to contract with foreign manufacturers.

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

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the ADSs. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

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

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

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

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and the extension only applies to those claims covering the approved drug, a method for using it or a method for manufacturing it. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed. Furthermore, in the United States, only a single patent can be extended for each qualifying FDA approval, and any patent can be extended only once and only for a single product. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Because both elamipretide and SBT-20 compositions-of-matter are protected by a single family of patents and applications, we may not be able to secure patent term extensions for both of these product candidates in all jurisdictions where these product candidates are or may be approved, including the United States.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property or claiming ownership of what we regard as our own intellectual property.

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

We have obtained Fast Track designation from the FDA for elamipretide for the treatment of Barth, LHON and GA. However, Fast Track designation may not actually lead to a faster development, regulatory review or approval process.

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

We have obtained orphan drug designation from the FDA for elamipretide for the treatment of Barth and LHON. However, we, or any future collaborators, may not be able to obtain orphan drug designation or orphan drug exclusivity for our other product candidates.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals annually in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. We have received orphan drug designation for elamipretide for Barth and LHON. We, or any future collaborators, may seek orphan drug designations for other product candidates or in other jurisdictions and may be unable to obtain such designations.

Even for product candidates for which we, or any future collaborators, may obtain orphan drug designation, we, or they, may not be able to obtain orphan drug exclusivity for that product candidate. Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA from approving another marketing application for a product that constitutes the same drug treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States. The exclusivity period in the United States can be extended by six months if the sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if we, or any future collaborators, obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer or more effective or makes a major contribution to patient care. In the European Union, marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

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

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include the following:

•

an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•

new requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected;
•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•	expansion of eligibility criteria for Medicaid programs thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research;
•

establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

•	expansion of the entities eligible for discounts under the Public Health Service program; and
•	a licensure framework for follow on biologic products.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. The current presidential administration and Congress will likely continue to seek to modify, repeal or otherwise invalidate all, or certain provisions of, the ACA. This includes enactment of the Tax Cuts and Jobs Act, which, among other things, removes penalties for not complying with the ACA’s individual mandate to carry health insurance.

In addition, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review this case, and oral arguments are expected to occur in the fall of 2020. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the orphan drug tax credit was reduced as part of a broader tax reform. These new laws or any other similar laws introduced in the future may result in additional reductions in Medicare and other health care funding, which could negatively affect our customers, if any, and accordingly, our financial operations.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been Congressional inquiries and proposed federal and state legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates, if approved, or additional pricing pressures. For example, on December 23, 2019, the Trump administration published a proposed rulemaking that, if finalized, would allow states or certain other non-federal government entities to submit importation program proposals to FDA for review and approval. Applicants would be required to demonstrate their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. At the same time, FDA issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates, if approved, or put pressure on our product pricing.

In markets outside of the United States, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability.

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

Anti-Kickback Statute. The federal healthcare Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation or arranging of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid; False Claims Laws. The federal civil and criminal false claims laws, including the False Claims Act, and civil monetary penalties laws, which provides for civil whistleblower or qui tam actions, prohibit, among other things, individuals and entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment by a federal healthcare program or making a false statement or record material to payment of a false claim or avoiding, decreasing or concealing an obligation to pay money to the federal government;

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

Transparency Requirements. The federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, biologics, devices and supplies to report payments and other transfers of value to physicians and teaching hospitals and ownership and investment interests by physicians; and

Analogous State and Foreign Laws. Analogous state and foreign fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, which may be broader in scope, can apply to our business activities, including sales or marketing arrangements, and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and are generally broad and are enforced by many different federal and state agencies as well as through private actions. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. Certain state and local laws require the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus complicating compliance efforts.

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

The New Economic Substance Law in the Cayman Islands may have an adverse effect on our business.

The Cayman Islands is a member of the Organisation for Economic Co-operation and Development, or OECD, Inclusive Framework on Base Erosion and Profit Shifting, and, along with other OECD-compliant jurisdictions, enacted economic substance legislation in January 2019. Pursuant to the legislation, namely the International Tax Cooperation (Economic Substance) Law (as amended) together with related regulations and guidance, referred to as the ES Law, we may need to incur additional costs in order to comply with filing or other requirements. While we intend to comply with the ES Law, there is a risk of inadvertent non-compliance and the payment of associated penalties. International standards are continuing to develop and it is anticipated that the ES Law will evolve and be subject to further clarification. Hence, it is not possible to determine with certainty the extent to which the ES Law may affect us.

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

The collection, use, disclosure, transfer or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the EU General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to processing health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, responding to data subject requests, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. The GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, and permits data protection authorities to impose large penalties for violations of the GDPR, including potential fines of up to €20.0 million or 4% of annual global revenues, whichever is greater. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business or require us to change our business practices, and despite those efforts, there is a risk that we may be subject to fines and penalties, litigation, and reputational harm in connection with any European activities.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anticorruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

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

In the future, if we decide to market our products outside of the United States, such as in the European Union, the United Kingdom or China, we would need to obtain additional approvals and comply with additional regulatory requirements.

Our primary regulatory strategy is to apply first for approvals in the United States for our rare disease programs. We may in the future apply for approvals in Europe and the United Kingdom, or clinical trial waivers in China, following receipt of marketing authorization in the United States. However, as we also plan to consider collaboration for commercialization efforts in Europe, the United Kingdom and China, we anticipate that potential commercialization partners may have input into regulatory strategies in those jurisdictions. To date, we have focused our regulatory efforts primarily on achieving approvals and marketing authorization in the United States. In order to market any product outside of the United States, we will need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not we obtain FDA approval for a product, we or our collaborators would need to obtain the necessary approvals by the comparable foreign regulatory authorities before marketing the product in those countries or jurisdictions. We cannot be sure whether and when we would be able to obtain the necessary approvals, which could adversely affect our business and prospects.

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

As of February 29, 2020, Morningside Venture (I) Investments Limited, or MVIL, beneficially owns 61.0% of our ordinary shares. In addition, certain entities associated within MVIL beneficially own an additional 13.4% of our ordinary shares. As a result, MVIL and such entities will be able to control all matters submitted to our shareholders for approval that require an ordinary resolution or special resolution, as well as our management and affairs. For example, MVIL would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

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

The price of the ADSs has been, and is likely to continue to be, highly volatile.

The price of the ADSs has been, and is likely to continue to be, highly volatile. The stock market in general and the market for smaller pharmaceutical and biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for the ADSs may be influenced by many factors, including:

•	our ability to commercialize or obtain regulatory approval for our product candidates, or delays in commercializing or obtaining regulatory approval;
•

announcements relating to our clinical trials, including any periodic updates relating to enrollment of trial subjects, adverse events, site initiation, and timing of release of interim analyses and final trial results;

•	commencement or termination of collaborations for our development programs;
•	failure or discontinuation of any of our development programs;
•	results from, or any delays in, clinical trials relating to our product candidates, including our clinical trials for elamipretide;
•	any need to suspend or discontinue clinical trials due to side effects or other safety risks, or any need to conduct studies on the long-term effects associated with the use of our product candidates;
•	manufacturing issues related to our product candidates for clinical trials or future products for commercialization;
•	commercial success and market acceptance of our product candidates following regulatory approval;
•	undesirable side effects caused by product candidates after they have entered the market;
•	ability to discover, develop and commercialize additional product candidates;
•	announcements relating to collaborations that we may enter into with respect to the development or commercialization of our product candidates;
•	success of our competitors in discovering, developing or commercializing products;
•	strategic transactions undertaken by us;
•	additions or departures of key personnel;
•	product liability claims related to our clinical trials or product candidates;
•	business disruptions caused by earthquakes or other natural disasters or a public health crisis (for example, an outbreak of a contagious disease such as COVID-19);
•	disputes concerning our intellectual property or other proprietary rights;
•	FDA, EMA, NMPA or other regulatory actions affecting us or our industry;
•	healthcare reform measures in the United States;
•	future sales or issuances of equity or debt securities by us;
•	fluctuations in our semi-annual operating results;
•	announcement or expectation of additional financing efforts;
•	sales of our ordinary shares by us, our insiders or other shareholders;
•	actual and anticipated variations in our results of operations;
•	changes in securities analysts’ estimates or market perception of our financial performance;
•	announcements by us of significant acquisitions, disposals, strategic alliances or joint ventures;

•	market developments affecting us or the markets in which we operate;
•	regulatory or legal developments, including litigation;
•	the operating and share price performance of companies that investors consider to be comparable to us;
•	the depth and liquidity of the market for the ADSs;
•	the release or expiry of lock-up or other transfer restrictions on our ordinary shares and ADSs;
•	general economic, political and stock market conditions in the United States and the countries in which we operate and elsewhere in the world; and
•	the other factors described in this “Risk Factors” section.

Additionally, in the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us in light of the significant stock price volatility we and other pharmaceutical companies have experienced in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years from our IPO. For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX Section 404, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In this annual report, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company and a foreign private issuer. We cannot predict whether investors will find the ADSs less attractive if we rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

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

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer,” as defined in the rules and regulations of the Securities and Exchange Commission, or the SEC, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our senior management and supervisory board members are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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

We intend to continue to rely on Nasdaq Stock Market rules that permit us to comply with applicable Cayman Islands corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore your rights as a shareholder will differ from the rights you would have as a shareholder of a domestic U.S. issuer.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and more expensive to procure director and officer liability insurance.

We incur increased costs as a result of operating as a public company, and our management is now required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time towards maintaining compliance with these requirements. Moreover, these requirements have increased our legal and financial compliance costs and make some activities more time consuming and costly.

Pursuant to SOX Section 404, we will be required to furnish a report by our management on our internal control over financial reporting. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with SOX Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe, or at all, that our internal control over financial reporting is effective as required by SOX Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

A significant portion of our total outstanding shares may be sold into the market, which could cause the market price of the ADSs to decline significantly, even if our business is doing well.

Sales of a substantial number of ADSs in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of ordinary shares intend to sell ADSs, could reduce the market price of the ADSs.

We have also registered 63.5 million ordinary shares that we may issue under our equity compensation plans. These shares can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates.

We do not anticipate paying any cash dividends on the ADSs in the foreseeable future. Accordingly, holders of ADSs must rely on capital appreciation, if any, for any return on their investment.

We have never declared nor paid cash dividends on our share capital. We currently plan to retain all of our future earnings, if any, to finance the operation, development and growth of our business. In addition, the terms of our existing loan and security agreement preclude us from paying cash dividends without the consent of our lender. As a result, capital appreciation, if any, of the ADSs will be your sole source of gain for the foreseeable future. However, if we do pay a cash dividend on our ordinary shares in the future, we may only pay such dividend out of our profits or share premium (subject to applicable solvency requirements) under Cayman Islands law.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for the ADSs will likely depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will continue to cover us, or provide favorable coverage. If one or more analysts downgrade the ADSs or change their opinion of the ADSs, our share price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs or trading volume to decline.

We may be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

Based on our estimated gross income and average value of our gross assets, and taking into account the price of our ADSs, we do not believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our tax year ended December 31, 2019 and do not currently expect to be a PFIC during our tax year ending December 31, 2020. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of the ADSs, which may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held the ADSs, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See “Item 10.E.—Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Rules” in this annual report.

Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote directly with respect to any specific matter. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. See “Description of American Depositary Shares” in our prospectus dated February 14, 2019, filed with the SEC pursuant to Rule 424(b), which information is incorporated by reference in this annual report.

Holders of our ADSs may face limitations on transfer and withdrawal of underlying ordinary shares.

Our ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares” in our prospectus dated February 14, 2019, filed with the SEC pursuant to Rule 424(b), which information is incorporated by reference in this annual report.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that holders and beneficial owners of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including in respect of claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with such matters, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and many of our directors reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, referred to as our Articles of Association, the Companies Law (2020 Revision) of the Cayman Islands, referred to as the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Similarly, the rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a Cayman Islands exempted company, we may not have standing to initiate a derivative action in a federal court of the United States. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Articles of Association—Differences in Corporate Law” in our prospectus dated February 14, 2019, filed with the SEC pursuant to Rule 424(b), which information is incorporated by reference in this annual report.

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

Minority shareholders in a Cayman Islands exempted company have more limited rights than minority shareholders in a U.S. corporation in relation to mergers and similar transactions that the company may carry out. For example, if a merger under the Companies Law involving a Cayman Islands exempted company is approved by the requisite majority of shareholders, a dissenting minority shareholder would have the right to be paid the fair value of their shares (which, if not agreed between the parties, will, following the course of legal proceedings, be determined by the Cayman Islands Court) if the shareholders follow the statutorily prescribed procedure for initiating such proceedings, subject to certain exceptions. Such dissenter rights differ substantially from the appraisal rights, which would ordinarily be available to dissenting shareholders of Delaware corporations. Further, if a takeover offer is made to the shareholders of a Cayman Islands exempted company and accepted by holders of 90% of the shares affected, the offeror may require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion. A minority shareholder in this scenario would have no rights comparable to the appraisal rights which would generally be available to a dissenting shareholder of a U.S. corporation in similar circumstances. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Articles of Association—Differences in Corporate Law” in our prospectus dated February 14, 2019, filed with the SEC pursuant to Rule 424(b), which information is incorporated by reference in this annual report.

Item 4. Information on the Company

A.	History and development of the company.

Our registered office is located at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005 Cayman Islands. We have three wholly-owned subsidiaries: Stealth BioTherapeutics Inc., a Delaware company, which we refer to as Stealth Delaware; Stealth BioTherapeutics (HK) Limited, a company incorporated with limited liability under the laws of Hong Kong; and Stealth BioTherapeutics (Shanghai) Limited, a limited liability company established in the People’s Republic of China. Our agent for service of process in the United States is Stealth Delaware, and the executive offices of Stealth Delaware are located at 275 Grove Street, Suite 3-107, Newton, MA 02466, and the telephone number there is (617) 600-6888. Our website address is www.stealthbt.com. We have included our website address in this annual report as an inactive textual reference only. The information contained in, or accessible through, our website does not constitute part of this annual report on Form 20-F. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

Stealth BioTherapeutics Corp was incorporated in Grand Cayman, Cayman Islands as Stealth Peptides International, Inc. in April 2006. Its wholly owned subsidiary, Stealth BioTherapeutics Inc., was incorporated in Delaware as Stealth Peptides Inc. in October 2007. In addition, a wholly owned subsidiary, Stealth BioTherapeutics (HK) Limited, was incorporated in Hong Kong in September 2017. In May 2018, Stealth BioTherapeutics (Shanghai) Limited was formed as a wholly foreign-owned enterprise in China.

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

We closed our IPO of 6,500,000 ADSs, each representing 12 ordinary shares, on February 20, 2019. We issued an additional 588,232 ADSs on March 4, 2019 in connection with our underwriters’ partial exercise of their over-allotment option. In October 2019, we entered into an option agreement with Alexion Pharmaceuticals, Inc., or Alexion, pursuant to which we received gross proceeds of $30.0 million. Prior to our IPO, we entered into numerous debt and equity issuances with MVIL and other investors, and we financed our operations from the issuance of preferred shares, ordinary shares, convertible debt and term debt. Since inception, we have incurred net losses and negative cash flows from operations and had an accumulated deficit of $498.0 million and $426.3 million as of December 31, 2019 and 2018, respectively.

Our capital expenditures for the years ended December 31, 2019, 2018 and 2017 amounted to $0.1 million, $0.01 million and $0.2 million, respectively. In the three-year period ended December 31, 2019, we have invested a total of $0.3 million in equipment and facilities.

B.	Business overview.

Overview

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and many common age-related diseases, leading to devastating cardiac, ophthalmic and neurological symptoms. We believe our product candidates have significant potential to treat the cardiac, ophthalmic and neurological symptoms of both rare genetic and common age-related mitochondrial diseases. Our mission is to be the leader in mitochondrial medicine, and we have assembled a highly experienced management team, board of directors and group of scientific advisors to help us achieve this mission. Our leadership team has decades of experience leading drug discovery and development programs, including at GlaxoSmithKline, Novo Nordisk, Lilly and Sanofi Genzyme.

Our first clinical product candidate, elamipretide, is a small peptide that targets and binds reversibly to cardiolipin, an essential structural element of mitochondria, stabilizing it under conditions of oxidative stress. This novel mechanism of action has shown potential clinical benefit in both rare genetic and common age-related cardiac and ophthalmic diseases entailing mitochondrial dysfunction.

We are studying elamipretide in the following indications:

•	Barth Syndrome, or Barth, for which we have conducted a Phase 2/3 clinical trial and a retrospective natural history comparative control efficacy study in the United States;
•

Geographic atrophy, or GA, an advanced form of dry age-related macular degeneration, for which we have conducted a Phase 1 clinical trial in the United States and in March 2019 initiated a Phase 2b clinical trial in the United States; and

•	Leber’s hereditary optic neuropathy, or LHON, for which we have conducted a Phase 2 clinical trial in the United States.

We are evaluating the potential for additional clinical trials in cardiomyopathy, or heart muscle weakness, associated with Duchenne’s muscular dystrophy, or DMD, and Friedreich’s ataxia, or FDRA, which are phenotypically similar to the Barth cardiac phenotype assessed in our Barth program. We hope to initiate a clinical development program for elamipretide in rare cardiomyopathy by early 2021. We also expect to initiate a Phase 3 global clinical trial for LHON when resources permit, but in no event earlier than 2021.

Elamipretide has been generally well tolerated in over 900 subjects exposed to it systemically and 53 subjects exposed to it via topically instilled eye drops as of December 31, 2019.

Our second clinical product candidate, SBT-272, is a novel peptidomimetic that has been shown to increase adenosine triphosphate, or ATP, production and decrease levels of reactive oxygen species, or ROS, in dysfunctional mitochondria in preclinical studies. In early experiments, SBT-272 demonstrated higher mitochondrial uptake, greater concentrations in the brain, and improved oral bioavailability relative to elamipretide. We are developing SBT-272 for rare neurological diseases involving mitochondrial dysfunction. We initiated a Phase 1 clinical trial in healthy subjects in January 2020, and we are conducting preclinical studies in amyotrophic lateral sclerosis, or ALS, and multiple system atrophy, or MSA, models to inform our decisions regarding our first Phase 2 indication.

We have discovered and own over 100 compounds, including SBT-272, SBT-259, and the SBT-550 family, that also target the mitochondria and form the basis of our broad proprietary pipeline of mitochondria-targeted product candidates. We are evaluating compounds in the SBT-259 family, including SBT-20 and SBT-259, as well as compounds in the SBT-550 family, for rare neurological indications. In addition, our internal discovery platform has generated a library of over 100 differentiated proprietary compounds which could have clinical benefit for diseases related to mitochondrial dysfunction and from which we plan to designate potential product candidates. We may also utilize certain of these compounds as part of our carrier platform, in which they could potentially serve as scaffolds to deliver other beneficial compounds to the mitochondria.

As of December 31, 2019, we held exclusive worldwide rights or an option for exclusive worldwide rights under 423 issued patents and 242 patent applications to protect our platform and product candidates. We have exclusive worldwide rights to elamipretide and SBT-20, both of which we licensed from Cornell and IRCM, in 2006. The unique mitochondrial activity of elamipretide was first published in The Journal of Biological Chemistry in August 2004. Since licensing elamipretide and SBT-20, we and our collaborators have published approximately 100 peer-reviewed articles highlighting the activity of our compounds in several disease models, including heart failure, kidney disease, skeletal muscle weakness, diabetic retinopathy and neurodegenerative diseases. Our compounds have been evaluated in preclinical and clinical studies at academic and clinical institutions, including Charité Berlin, Children’s Hospital of Philadelphia, Columbia University, Cornell University, Duke University, Massachusetts General Hospital, Mayo Clinic, Stanford University, University of California Los Angeles, University of California San Diego and University of Washington.

In October 2019, we entered into an option agreement with Alexion, under which Alexion had the exclusive option to negotiate a license to co-develop and commercialize elamipretide for PMM. Alexion terminated the option agreement in January 2020.

Our Pipeline

The following table summarizes our development pipeline, including preclinical studies and ongoing and planned clinical trials of our product candidates.

Our Strategy

We aspire to lead the development of mitochondrial medicine to improve the lives of patients with severe unmet medical needs. Our strategy is to focus on near-term rare disease opportunities in cardiac, ophthalmic and neurological indications, while continuing to progress the potential of our approach to treat diseases associated with aging in which mitochondrial dysfunction has been implicated. Particularly for larger common disease indications associated with aging, we plan to assess development collaborations with industry leaders. To achieve our goals, we intend to:

Expand the clinical development of elamipretide in rare cardiomyopathies

We are developing elamipretide for rare mitochondrial diseases affecting cardiac function. We have seen improvements in cardiac parameters during the open-label extension portion of our Barth trial, and met with the U.S. Food and Drug Administration, or FDA in March 2020 to discuss this data and our goal of seeking regulatory approval for the commercialization of elamipretide in Barth. We have received Fast Track and Orphan Drug designations for this indication in the United States. We are also evaluating the potential for clinical trials in cardiomyopathy associated with DMD and FDRA, which are phenotypically similar to the Barth cardiac phenotype assessed in our Barth program.

Progress the clinical development of elamipretide in ophthalmology

We are developing elamipretide for ophthalmic conditions associated with mitochondrial dysfunction. We intend to continue to rapidly advance elamipretide through the completion of our Phase 2b clinical trial in GA, which we expect to be fully enrolled in the second half of 2020 with data expected during the second half of 2021. We have received Fast Track designation for this indication in the United States. We are also seeking FDA feedback on our Phase 3 clinical protocol to assess elamipretide in patients with LHON, for which we expect to initiate a global Phase 3 clinical trial no earlier than 2021. We have received Fast Track and Orphan Drug designations for this indication in the United States.

Advance our second-generation and pipeline mitochondrial medicines for rare neurological diseases

We are developing our second-generation and pipeline mitochondrial medicines for rare neurological diseases involving mitochondrial dysfunction. In January 2020, we initiated a Phase 1 clinical safety trial for our second-generation compound, SBT-272, which has shown promising signals in a preclinical model of ALS and is being evaluated in ongoing preclinical studies for ALS and MSA. We are evaluating compounds in the SBT-259 family, including SBT-259 and SBT-20, for rare peripheral neuropathies. We are also assessing additional new pipeline compounds, including those in the SBT-550 family, for rare neurological disease indications.

Deliver on the promise of our carrier platform

We have extensive experience in optimizing delivery of our compounds to the mitochondria, which has been a challenge for other drug delivery technologies. We have demonstrated capability to deliver beneficial payloads to mitochondria by conjugating them with our proprietary compounds, which serve as vectors or carriers to mitochondria. This approach has the potential to confer mitochondrial specificity to promising therapies that do not otherwise localize to mitochondria, potentially increasing the efficacy of a payload by targeting it to the part of the cell where it is needed most. These payloads might include small molecules, proteins, oligonucleotides, nanoparticles and liposomes. This delivery platform, which we call our carrier platform, has the potential to enable delivery of small molecules, enzymes, proteins or gene therapy to address inherited mitochondrial disorders.

Explore potential strategic partnerships

We may explore select strategic partnerships and alliances to support our drug development programs, while preserving significant development and commercialization rights, if we believe that such alliances will enable us to leverage the financial support and therapeutic area expertise and resources of a strategic partner to accelerate the development and commercialization of our product candidates.

Background

Mitochondria

Mitochondria, found in almost all human cells, are the “powerhouse of the cell.” Mitochondria produce 90% of our energy by converting food into ATP, a molecule that carries energy within cells. Mitochondria produce approximately our body weight in ATP daily, providing the energy that allows cardiac muscles, for example, to beat an estimated 100,000 times every 24 hours, or 2.5 billion times by age 70, without stopping. Our heart, kidney, eyes, brain and skeletal muscle are among the highest producers and users of mitochondrial ATP in our bodies, as ATP is required for their critical functions such as the contraction of skeletal, cardiac, vasculature and lung muscle, maintenance of cell membrane potential, cellular transport and secretion of hormones and neurotransmitters. Normal mitochondrial function is essential for human life and for the proper functioning of many systems in our bodies.

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

Mitochondrial Dysfunction, Aging and Human Disease

Mitochondrial dysfunction most often arises from mutations in mtDNA or nDNA, that can either be inherited or, in the case of mtDNA mutations, can occur as we age. Dysfunctional mitochondria not only produce less ATP, which impairs the normal functioning of our major organ systems, but they also generate unhealthy levels of ROS, which damages cardiolipin. ROS-mediated damage of cardiolipin can lead to pathological oxidative stress, causing the inflammation, fibrosis and cell death which are causal or contributory to the process of human aging.

Mitochondrial dysfunction, whether inherited or acquired, often impacts high energy-demanding organs such as those of the cardiac, renal, visual, neurological, central nervous, skeletal muscle, circulatory or endocrine systems. Mitochondrial diseases arising from inherited genetic defects, called primary mitochondrial diseases, are typically rare diseases which can impact multiple organ systems within the body and may lead to reduced lifespan. Symptoms of primary mitochondrial disease include cardiovascular and kidney problems, vision problems and chronic pain.

Although mtDNA is originally inherited from our mothers, it is replicated within cells as mitochondria reproduce and is highly susceptible to mutation within specific cells and organ systems as we age. Mitochondrial diseases arising from these spontaneous mutations in our mtDNA, called secondary mitochondrial diseases, include heart disease (such as heart failure and atherosclerosis), diabetes, ophthalmic conditions (such as age-related macular degeneration, glaucoma, diabetic retinopathy and diabetic macular edema), neurodegenerative diseases (such as Alzheimer’s, Parkinson’s and ALS), senescence, cancer, diabetes, skeletal muscle dysfunction (such as sarcopenia) and kidney diseases.

Targeting Mitochondrial Dysfunction: Role of Cardiolipin

Several of our product candidates, including elamipretide and SBT-272, target cardiolipin in the IMM, stabilizing it under conditions of oxidative stress.

Cardiolipin is a conically shaped phospholipid that plays an important role in establishing the cristae architecture within the IMM and optimizing the function of the ETC. Reduced and damaged cardiolipin content has been observed in many diseases, and a deficiency of normal cardiolipin is thought to be centrally involved in mitochondrial dysfunction.

Cardiolipin is essential for normal oxidative phosphorylation, the process by which ATP is made. Cardiolipin congregates in and around the cristae of the IMM. Cardiolipin’s conical shape is responsible for creating the curved architecture of the cristae. This curvature helps to keep the electron transport chain complexes in close association with one another, increasing the efficiency of ATP production and minimizing the electron leakage that leads to oxidative stress, as illustrated below.

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

This mitochondrial network connectivity is associated with cellular signaling pathways, including:

•

fusion, in which mitochondria join to spread metabolites, enzymes and mitochondrial gene products through the mitochondrial network, optimizing mitochondrial function and counteracting the accumulation of mitochondrial mutations during aging;

•	fission, or the division of mitochondria, which plays an important role in the removal of damaged organelles;
•	mitophagy, a mechanism to remove damaged mitochondria;
•

ROS-mediated pathways, including the PI3K/Akt pathway, an intracellular signaling pathway important in regulating the cell cycle, and the tumor necrosis factor alpha (TNFα) signaling pathway, a proinflammatory pathway involved in various biological processes including regulation of cell proliferation, differentiation, apoptosis and immune response;

•

calcium regulation, entailing the transfer of calcium from the endoplasmic reticulum to the mitochondrial to facilitate mitochondrial respiration (disrupted calcium regulation is thought to be implicated in cardiomyopathy associated with DMD and FDRA, as well as in heart failure with preserved ejection fraction, or HFpEF);

•	various transcription factors, which are proteins that control the rate of transcription of genetic information from DNA to messenger RNA; and
•	certain protein kinase C (PKC) signaling pathways that can affect cardiomyocyte function and are involved in the induction of mitophagy.

Cardiolipin is also required for the structural integrity of the translocase of outer membrane, or TOM, which serves as a central entry gate for almost all mitochondrial proteins including tafazzin, which is deficient in Barth, and frataxin, which is deficient in FDRA.

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

Various diseases alter cardiolipin composition and reduce cardiolipin content within the mitochondria. In Barth, which entails a cardiolipin deficiency, experiments in patient-derived lymphoblastoid cell lines showed 50%-60% less cardiolipin than control cell lines, and work done in Barth patient-derived cardiomyocytes, or heart cells, showed up to 75% less cardiolipin than control cardiomyocytes. Cardiolipin and lipid peroxidation have also been implicated in FDRA, and cardiolipin decrements have been observed in both pediatric and adult patients with heart failure. Aging has also been shown to decrease cardiolipin content in high energy-demanding organs, such as the heart, brain, liver and kidney, as well as the epidermis. Studies suggest that oxidative stress and peroxidation of cardiolipin may contribute to the overall loss of cardiolipin content in these diseases.

Our Approach to Mitochondrial Medicine

We have focused our development efforts on diseases and conditions that affect the organs in the body that generate significant energy because of the high mitochondrial content found in the cells comprising these organs. The activity of our compounds has been studied in several disease models, including heart failure, kidney disease, skeletal muscle weakness, diabetic retinopathy and neurodegenerative diseases. We believe that our product candidates may be most relevant for the cardiorenal system, the visual system and the brain, all of which are innately highly dependent on mitochondrial bioenergetics.

By stabilizing cardiolipin under conditions of oxidative stress, several of our pipeline compounds (including elamipretide and SBT-272) are able to preserve the curved architecture of the IMM, as illustrated below.

In preclinical studies or clinical trials, we have observed that elamipretide normalized function in dysfunctional mitochondria, including by reducing peroxidation of cardiolipin, increasing mitochondrial respiration (the process by which mitochondria produce energy), improving ATP levels, reducing formation of ROS and reducing inflammation, fibrosis and cell death. Importantly, we have not observed any effect of elamipretide on healthy or normal mitochondria.

Following treatment with elamipretide and SBT-20, we observed normalization of mitochondrial morphology across various disease models, including models of diabetic retinopathy, as illustrated by the electron microscopic images below, and kidney reperfusion injury, each of which were published in Clinical Pharmacology & Therapeutics in December 2014.

We are also developing products to address other aspects of mitochondrial dysfunction beyond cardiolipin. We believe that our SBT-550 series of compounds acts upon the ferroptosis pathway, a recently recognized pathway for regulated cell death characterized morphologically by the presence of smaller than normal mitochondria with condensed mitochondrial membrane densities, reduction or vanishing of mitochondria crista, and outer mitochondrial membrane rupture. The ferroptosis pathway has been implicated in many neurological diseases, including Huntington’s disease, Alzheimer’s disease and Leigh’s syndrome. We are also progressing our carrier platform in which we utilize our proprietary compounds as scaffolds to deliver other beneficial compounds to the mitochondria.

Our Product Candidates

We believe that our product candidates have significant potential to address the cardiac, ophthalmic and neurological symptoms of various diseases associated with mitochondrial dysfunction. In addition to our clinical and preclinical focus on rare cardiomyopathies, including Barth, DMD and FDRA; rare and common age-related ophthalmic diseases, including GA and LHON; and rare neurological diseases, including ALS and MSA; we have conducted preclinical studies and Phase 1 and Phase 2 clinical trials in common diseases and conditions that affect the organs in the body that have significant mitochondrial content to meet their high energy needs; these include the heart, the kidney, the brain (inclusive of the visual system) and skeletal muscle. We believe that our product candidates may be most relevant for the cardiorenal system, the visual system and the brain, which are innately highly dependent on mitochondrial bioenergetics, and we expect these to continue to be key focus areas with respect to some of our pipeline compounds.

We believe that there is significant potential for mitochondrial medicine beyond the indications we are currently studying, including with respect to common diseases associated with aging. In addition to our clinical-stage product candidates, we have a growing pipeline of over 100 compounds in preclinical testing that have been screened for mitochondrial activity, including in some cases preferential mitochondrial targeting characteristics; improved tissue distribution in targeted tissues, such as the heart and brain; and differentiated mechanistic targets, including the ferroptosis pathway of cell death. Some of these compounds, as well as our clinical product candidate SBT-272, may be suitable for oral formulations, which we believe may be more appropriate for development for common diseases associated with aging. We have also designed proprietary compounds, which we refer to as carriers, that can potentially deliver beneficial payloads to mitochondria; for example, if genetic mutations impact the production of certain proteins necessary for proper mitochondrial function, this proprietary technology might help us deliver those missing proteins to the mitochondria.

Elamipretide

Elamipretide is a small peptide that targets and binds reversibly to cardiolipin, stabilizing mitochondrial structure and function under conditions of oxidative stress. Elamipretide has been reported to be well tolerated in over 900 subjects exposed to it systemically and 53 subjects exposed to it topically as of December 31, 2019. See “—Elamipretide Safety Data” below. We are evaluating or plan to evaluate elamipretide in rare cardiomyopathies where we have the potential for expedited regulatory review, including Barth, for which we have received Fast Track and Orphan Drug designations from the FDA. We met with the FDA to discuss a potential new drug application, or NDA, submission for Barth in March 2020, and we hope to initiate a clinical development program for elamipretide in rare cardiomyopathy by early 2021. We are also evaluating elamipretide in ophthalmic indications, including GA, for which we have received Fast Track designation from the FDA, and LHON, for which we have received Fast Track and Orphan Drug designations from the FDA. We met with the FDA with respect to our LHON data in 2019 and submitted a Phase 3 protocol in December 2019.

Rare Cardiomyopathies

Background on Elamipretide in Cardiac Settings. We have extensive preclinical and early clinical support for the use of elamipretide in the setting of heart failure, which can arise due to dysfunction of either the contractile or filling mechanisms of the heart. In a study published in JACC: Basic to Translational Science in April 2019, elamipretide was shown to improve multiple parameters of mitochondrial function in freshly explanted subsarcomal tissue from heart failure transplant subjects, including samples taken from pediatric and adult patients across a broad range of phenotypes, including dilated cardiomyopathy, hypertrophic cardiomyopathy, ischemic cardiomyopathy and muscular dystrophy.

For rare cardiomyopathies associated with diseases entailing mitochondrial dysfunction, including Barth, DMD and FDRA, typical phenotypes include hypertrophic cardiomyopathies, dilated cardiomyopathies and conduction disorders. Hypertrophic cardiomyopathy entails a thickening of the heart muscle and resulting reduced left ventricular cavity size, so that the heart cannot fill adequately with blood. With less blood entering the heart, less blood is then available to expel from the heart, leading to lack of adequate perfusion throughout the body. Hypertrophic cardiomyopathy in metabolic diseases such as Barth, DMD or FDRA may ensue in response to metabolic challenges as the heart switches from fatty acid to glucose metabolism in response to physiological stress. In some cases, there appears to be a progression from a hypertrophic to a dilated phenotype, in which the heart muscle becomes stiff and is unable to relax properly. Dilated cardiomyopathy may lead eventually to congestive heart failure and death.

In a study of a mouse model of hypertrophic cardiomyopathy published in Circulation: Heart Failure in September 2013, treatment with elamipretide attenuated heart failure induced by transverse aortic constriction, or TAC. As shown in the images below of a healthy mouse heart, a mouse heart with TAC-induced hypertrophic cardiomyopathy treated with placebo, and a mouse heart with TAC-induced hypertrophic cardiomyopathy treated with elamipretide, elamipretide-treated mice retained normal cardiac structure despite the TAC intervention.

Sengers syndrome is an ultra-rare (approximately 40 cases have been reported worldwide), autosomal recessive mitochondrial disorder which is etiologically and pathophysiologically similar to Barth. Sengers is associated with mutations in the AGK gene encoding for proteins involved in lipid metabolism, which result in reduced levels of a lipid kinase that catalyzes the formation of phosphatidic and lysophosphatidic acids impacting protein biogenesis (ATP synthase) and lipid biogenesis (cardiolipin-metabolism defects). The disease is associated with multiple ETC defects, low complex I activity, pathological oxidative stress, lipid peroxidation and abnormal IMM cristae structure, resulting in early onset hypertrophic cardiomyopathy, skeletal myopathy, lactic acidosis, congenital cataracts and delayed motor development. Approximately half of all patients diagnosed with Sengers die within the first year of life due to cardiac failure associated with a fatal neonatal form of the disease.

We implemented an elamipretide expanded access (compassionate use) program for a 3-month old infant with Sengers presenting with a severe hypertrophic cardiomyopathy, an associated outflow obstruction, bilateral cataracts and hypotonia. Average published survival of children presenting at this age is approximately 4.2 months. The patient’s case was presented as a case study in May 2019 at the 53rd Annual Meeting for European Paediatric and Congenital Cardiology. The patient’s cardiac function improved with treatment, demonstrating a 53% increase in left ventricular internal dimension in end-diastole and stabilization of left ventricle septal and posterior wall thickness despite a 40% weight gain due to normal growth; this is further illustrated by the echocardiogram images below. The patient was discharged to home where he was treated with elamipretide for approximately six months prior to succumbing from complications following an unrelated surgery. During the course of treatment, his condition improved from markedly ill, as noted on a clinician global impression, or CGI, scale, to borderline ill.

Dilated cardiomyopathy with ataxia syndrome, or DCMA, also known as 3-methylglutaconic aciduria type V, is a rare autosomal recessive disorder which is phenotypically related to Barth. DCMA is characterized by 3-methylglutaconic aciduria, dilated cardiomyopathy, developmental delay, neuromotor abnormalities, growth failure and prolongation of the QT interval. End-stage heart failure leading to death in early childhood is common. In a preclinical study published in Frontiers in Cardiovascular Medicine in November 2019, in which primary dermal fibroblasts isolated from pediatric DCMA patients were treated with elamipretide, the high fragmentation and significant increased ROS production observed in DCMA fibroblasts was reversed.

Heart failure with preserved ejection fraction, or HFpEF, is characterized by the inability of the heart to relax properly. In a porcine model of HFpEF, in which percutaneous renal angioplasty and stenting, or PTRS, of animals with renovascular hypertension resulted in myocardial damage in placebo-treated animals, treatment with elamipretide attenuated that damage across several parameters of cardiac function, as reported in the Journal of Hypertension in January 2014. The effect of elamipretide in patients with HFpEF was assessed in a double-blind, placebo-controlled, Phase 2 clinical trial enrolling 47 subjects with HFpEF who were randomized on a one-to-one basis to receive 28 days of 40 mg subcutaneous elamipretide injections or placebo. Trends favoring elamipretide were observed across various endpoints, particularly on assessments conducted during submaximal exercise when clinical symptoms most commonly present in this patient population. A key secondary endpoint of change in left ventricular filling pressures during submaximal exercise trended towards significance (-2.44; p=0.09), as did the change during submaximal stress in left ventricular systolic global longitudinal strain (-3.63; p=0.09). Notably, left ventricular end systolic volume, an important functional parameter in this disease in which the heart is not filling to its full potential, also improved (p=0.06). Although the trial did not meet its primary endpoint of change in filling pressure at rest, overall, most endpoints favored elamipretide, as illustrated below in a comparison of matched baseline and end-of-treatment echocardiographic parameters from participating subjects.

Overall, the improvements in cardiac function observed across multiple clinical and preclinical hypertrophic heart failure phenotypes lead us to believe that elamipretide may be a promising therapeutic treatment for the cardiac dysfunction presenting in Barth, DMD, FDRA and other rare cardiomyopathies.

The paragraph above references, and elsewhere in this annual report we reference, p-values, which is a conventional statistical method for measuring the statistical significance of clinical trial results. A p-value of 0.05 or less represents statistical significance, meaning that there is a 1-in-20 or less statistical probability that the observed results occurred by chance, although when multiple testing occurs, the error rate may be higher.

Barth Syndrome. Barth is estimated to affect between one in 300,000 to one in 400,000 births in the United States and there are estimated to be less than 300 known living patients worldwide with Barth. There are no therapies approved by the FDA, the European Medicines Agency, or EMA, or China’s National Medical Products Administration, or NMPA, for the treatment of Barth. We have received Fast Track designation and Orphan Drug designation from the FDA for the development of elamipretide in Barth. In February 2020, the FDA granted rare pediatric disease designation for elamipretide for the treatment of Barth, and we may therefore be eligible for a voucher that can be used to obtain priority review for a subsequent human drug application if our Barth product candidate meets relevant statutory requirements associated with the program, including FDA approval of the drug in this indication.

Barth typically presents in infancy or early childhood. The disease is characterized by cardiomyopathy, which makes it harder for the heart to pump blood to the rest of the body; reduced muscle tone and muscle weakness; delayed growth; fatigue; low white blood cell count, or neutropenia, which can compromise the body’s ability to fight off infections; and varying degrees of physical disability. Some individuals with Barth require one or more heart transplants, including during infancy. Implantable cardioverter defibrillators may be used to prevent sudden death due to life-threatening ventricular arrhythmias, and other heart failure medications including ACE-inhibitors and beta blockers may also be used to help manage cardiac dysfunction. In addition to medical and surgical intervention, individuals with Barth may require physiotherapists and occupational therapists, speech and language therapists, psychologists and educational support workers. Barth can be a lethal infantile and early childhood disease, and mortality is highest in the first four years of life. Although improvements in the management of the disease have increased survival for some patients, with reports of individuals with Barth living into their late 40’s and a single individual with Barth reported as surviving to age 51, the disease nevertheless is associated with premature death, most often due to cardiac problems.

Barth is caused by a genetic mutation in the TAZ gene that leads to decreased production of tafazzin, an enzyme required to assemble cardiolipin; as a result there is an abnormal composition of cardiolipin in individuals with Barth, particularly in the heart and skeletal muscle mitochondria. Barth patients have less tetralinoleylcardiolipin, or L4-CL, and increased amounts of monolysocardiolipin, or MLCL, than healthy subjects, and the disease can be diagnosed by the ratio of MLCL to L4-CL, called the MLCL:CL ratio, or by genetic testing. MLCL, a phospholipid found in the inner mitochondrial membrane, is considered to be an immature form of cardiolipin. MLCL is structurally differentiated from L4-CL due to its lack of a fourth acyl chain, which alters the typical conical structure of the lipid causing alterations to mitochondrial morphology. These morphological alterations result in destabilization of respiratory chain supercomplexes and increased oxidative stress. Studies have shown increased susceptibility of cardiolipin to peroxidation in Barth patient-derived pluripotent stem cells, leading to increased accumulation of MLCL. Analyses of cardiolipin levels in Barth patient-derived lymphoblasts have shown up to 60% lower levels of cardiolipin than in healthy control cells; this cardiolipin deficit has been found to range to up to 95% in other Barth cell lines or animal models.

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

These experiments suggested that elamipretide may improve mitochondrial respiration in cardiomyocytes derived from individuals with Barth. In lipid model systems intended to simulate a cardiolipin deficiency in the IMM, although elamipretide ameliorated the reduced membrane-surface area attributable to the cardiolipin deficiency, elamipretide’s effect was more pronounced with less severe cardiolipin loss, suggesting that therapeutic benefit may be more pronounced or more rapidly observed in subjects with more moderate cardiolipin loss.

While Barth patients have some normal cardiolipin, the ratio of abnormal MLCL to normal cardiolipin may vary from patient to patient. The MLCL:CL ratio has been observed to correlate with functional impairment; patients with a lower MLCL:CL ratio are typically less impaired than those with a higher MLCL:CL ratio. For example, a prior observational study of 34 Barth patients suggests that the MLCL:CL ratio is inversely correlated with performance on the six-minute walk test, or 6MWT (p=0.00014). Accordingly, if elamipretide’s reaction to normal cardiolipin is critical to therapeutic effect, such therapeutic effect may also vary among patients, and as a result may be more rapidly observed in a subset of patients.

We initiated TAZPOWER, a clinical trial of elamipretide for individuals diagnosed with Barth, in the third quarter of 2017 at Johns Hopkins. TAZPOWER was a double-blind, placebo-controlled cross-over trial to evaluate the efficacy of once daily subcutaneous administration of elamipretide in 12 individuals who were 12 years of age or older and had been diagnosed with Barth. Subjects were randomized in a one-to-one ratio to either 40 mg elamipretide or placebo administered daily by subcutaneous injection for an initial 12-week treatment period, or Treatment Period 1. After an initial treatment period, on either the 40 mg elamipretide treatment arm or the placebo treatment arm, treatment was discontinued for a four-week wash-out period, following which the subjects crossed over to the other treatment arm for a second 12-week treatment period, or Treatment Period 2. Subjects enrolled in TAZPOWER were eligible for participation in an optional open-label extension trial that is contributing to our safety database and includes periodic efficacy assessments to support the durability of any effects observed in the placebo-controlled phase of the trial.

The objectives of the trial were to evaluate the safety, tolerability and efficacy of once daily subcutaneous elamipretide injections in individuals with Barth. During each of treatment periods one and two, subjects completed assessments including the 6MWT at the beginning of each treatment period, four weeks into each treatment period and at the end of each treatment period. Certain assessments were also conducted at initial screening, and at a follow-up visit, four weeks following the end of the second treatment period. In addition, the Barth Syndrome Symptom Assessment, or BTHS-SA, a patient-reported outcome questionnaire developed based upon interviews of individuals with Barth to measure the fatigue and muscle weakness associated with the disease, was completed by subjects daily and assessed based on the average of seven days of daily values preceding the assessment date.

Elamipretide was reported to be well tolerated by patients with Barth. Other than injection site reactions, which were experienced in both groups but with higher frequency in the elamipretide treatment group, there were overall less events reported during the elamipretide treatment periods of the trial, as compared to the placebo treatment periods.

TAZPOWER did not meet its primary efficacy endpoints of (i) change in the 6MWT between end of treatment on elamipretide and end of treatment on placebo or (ii) change in Total Fatigue on the BTHS-SA, which is composed of three questions from the BTHS-SA, assessing tiredness at rest and during activities and muscle weakness during activities, between end of treatment on elamipretide and end of treatment on placebo.

We conducted a prespecified subgroup analysis intended to assess whether elamipretide’s association with normal cardiolipin is related to therapeutic effect, that is, whether elamipretide may provide greater benefit to a subset of Barth patients who have lower MLCL:CL ratios. This entailed an assessment of the six patients above (“high ratio subjects”) and six patients below (“low ratio subjects”) the median MLCL:CL ratio of the subjects enrolled in TAZPOWER, which was 17.3. In this subgroup analysis, we observed a correlation between improvements in 6MWT and baseline MLCL:CL ratios. We also observed that the prespecified subgroup of low ratio subjects showed improvement in endpoints including 6MWT and BTHS-SA Total Fatigue when on elamipretide relative to placebo. We believe these observations suggest that elamipretide therapy may more rapidly affect low ratio subjects with relatively more normal levels of cardiolipin at baseline.

We are observing continued improvement in distance walked on the 6MWT and other functional endpoints during the open-label extension portion of the TAZPOWER trial, in which eight subjects are enrolled and have completed the week 72 visit. The functional endpoints we assessed in addition to 6MWT included BTHS-SA Total Fatigue; muscle strength as measured by hand-held dynamometry, or Muscle Strength by HHD; the SWAY Balance Score, a measure of postural sway that is an important indicator of possible balance deficits; five times sit to stand, or 5XSST, in which patients are required to sit and stand five times in succession; CGI symptoms; and Patient Global Impression, or PGI, symptoms. The results of these assessments are depicted graphically below.

The improvements we have observed are irrespective of baseline MLCL:CL ratios, supporting our hypothesis that longer duration of therapy may be important in the treatment of Barth. Although MLCL:CL ratio is showing improvement overall for those patients in open-label extension, with the six patients whose ratios have been assessed at week 72 of open-label extension improving from an average 19.2 at screening to 5.3 at week 72, there are some inherent limitations regarding the degree of precision with which this diagnostic biomarker is assessed.

In addition, we conducted a 2-D and 3-D echocardiographic protocol as part of TAZPOWER in which echocardiographic assessments were collected during each visit of the double-blind and open-label extension portions of the trial. All subjects’ baseline echocardiographic data demonstrated low left ventricular end systolic volumes, which is the volume of blood in the left ventricle at the end of contraction and the beginning of filling, and end diastolic volumes, which is the volume of blood in the left ventricle at the end of filling, before contraction. Volumes were on average lower than the eighth percentile of normal ranges as reported by Boston Children’s Hospital, with seven subjects at or below the second percentile on end systolic or end diastolic volume and six below the second percentile on both. Low left ventricle volumes are associated with reduced stroke volume, or the amount of blood pumped by the heart’s left ventricle per contraction, which is one of the primary determinants of cardiac output, or the volume of blood pumped by the heart, and an important indicator of how efficiently the heart can meet the body’s demands for perfusion to various organs. Baseline stroke volume of 40.8 mL in the TAZPOWER study population was much lower than the 85 mL expected for unaffected adolescent boys.

A review of the echocardiographic data comparing changes from baseline through the latter of each patient’s last visit (for those no longer enrolled in open-label extension) and week 36 of open-label extension suggests positive changes in various parameters of heart function for 11 out of the 12 TAZPOWER participants. In addition, for the eight patients who completed week 36 of open-label extension, stroke volume improved by more than 15% with an improvement in mean baseline z-scores from the 20th percentile, at baseline, to the 33rd percentile, at week 36 of the open-label extension trial. A slope model analysis incorporating all data points through week 36 of open-label extension shows a significant trend of an increase in stroke volume over time (p<0.01), which may be suggestive of a durable reversal of disease pathology not predicted by natural history data showing that left ventricular diastolic volume, a component of stroke volume, stays the same or declines over time in patients with Barth.

Stroke volume has been reported to be a major determinant of peak exercise capacity in patients presenting with this cardiac phenotype. We similarly observed that the improvement in left ventricular stroke volume directionally correlated with increasing improvements in functional endpoints observed during open-label extension, including improvements in 6MWT (95.9, 97.4 and 106.8 meters from study baseline to week 36, 48 and 72 of open-label extension, respectively (week 36, Rs0.21, p=0.29; week 48, Rs0.36, p=0.39; week 72, Rs 0.52, p=0.18)). We believe these objective surrogate endpoint data facilitate the interpretability of the clinical improvements observed during open-label extension.

The paragraph above references the Spearman’s Rank Correlation Coefficient, or Rs, which is a is a statistical measure of the strength of a link or relationship between two sets of data. An Rs of 1.0 indicates a perfect positive correlation and -1.0 indicates a perfect negative correlation. An Rs of 0 indicates no association between the sets of data.

In February 2020, we completed a natural history study (A Retrospective Study to Evaluate the Efficacy of Subcutaneous Injections of Elamipretide Compared to a Natural History Control in Subjects with Barth Syndrome) to serve as a natural history control for the TAZPOWER open-label extension data. The FDA published guidance in 2019 recognizing the utility of natural history controls as a possible control group for single-arm or open-label trials, noting that while the inability to control for certain biases could limit the ability of externally controlled trials to demonstrate substantial evidence of effectiveness, this bias may be mitigated in certain situations where the disease course is predictable and the treatment effect is dramatic. Moreover, although it is understood that the 6MWT, which is one of the primary efficacy endpoints in TAZPOWER and the primary efficacy endpoint in the natural history study, is heavily effort-dependent with high intra-patient variability which may make it difficult to interpret based on comparisons with an external historical control group, other secondary endpoints in the natural history study, including muscle strength and 5XSST, demonstrated less variability.

The natural history study met the primary efficacy endpoint of change in the 6MWT between the eight patients treated with elamipretide through week 36 of open-label extension and 19 prognostically matched natural history controls, with a least square means improvement of 81.26 meters on elamipretide versus 0.59 meters in the natural history control cohort (p=0.0005). A similar finding at a later timepoint, corresponding to week 48 of open-label extension, suggests the durability of this response, with a least square means improvement of 93.08 meters on elamipretide versus 0.88 meters in the natural history cohort (p=0.0006).

The natural history study also met several secondary efficacy endpoints:

•

Statistically significant differences in muscle strength as measured by hand-held dynamometry, or Muscle Strength by HHD, were observed for eight patients treated with elamipretide as compared to 19 prognostically matched natural history controls across a cumulative time period corresponding to both week 36 of open-label extension (difference of 41.8 newtons; p=0.0002) and week 48 of open-label extension (difference of 47.9 newtons; p=0.0004).

•

Statistically significant differences in 5XSST were observed for eight patients treated with elamipretide as compared to 15 prognostically matched natural history controls across a cumulative time period corresponding to both week 36 of open-label extension (difference of -2.3 seconds; p=0.047) and week 48 of open-label extension (difference of -2.8 seconds; p=0.039).

•

Although no statistically significant differences in the SWAY Balance Score were observed for eight patients treated with elamipretide as compared to 12 prognostically matched natural history controls across a cumulative time period corresponding to week 36 of open-label extension (improvement of 6.46 out of 100; p=0.1275) and week 48 of open-label extension (improvement of 7.6 out of 100; p=0.1232), the improvements appear to be markedly different between the two groups and this endpoint analysis may have been limited by a reduction in the sample size for the natural history control group from 19 to 12 subjects.

•

A multi-domain responder index was included to inform as to the clinical meaningfulness of any changes observed. For this index, a 10% improvement on any of the 6MWT, Muscle Strength by HHD, 5XSST, and SWAY Balance Score by the eight patients treated with elamipretide as compared to 12 prognostically matched natural history controls was considered clinically meaningful and scored as +1, and a 10% decline on any endpoint was considered clinically meaningful and scored as -1, with any other changes scored as 0. This endpoint demonstrated statistically significant differences across a cumulative time period corresponding to both week 36 (2.4; p=0.0001) and week 48 (2.4; p=0.0001).

In March 2020, we met with the FDA to discuss the natural history data, the cardiac data from the open-label extension and regulatory next steps.

Other Rare Cardiomyopathies. In addition to Barth and Senger’s, cardiomyopathy is a leading cause of death in diseases including Duchenne’s muscular dystrophy, or DMD, an inherited muscle wasting disease affecting an estimated one in 3,500 to 5,000 male births in the United States; Friedreich’s ataxia, or FDRA, the most common form of hereditary ataxia, or loss of coordination, affecting an estimated one in 40,000 people in the United States; and Becker muscular dystrophy, or BMD, an inherited muscle wasting disease affecting an estimated one in 30,000 male births in the United States. There are no therapies approved by the FDA, EMA or NMPA for the treatment of FDRA or BMD, and there are no therapies approved by the FDA, EMA or NMPA for the treatment of cardiac manifestations of DMD. Most DMD, FDRA and BMD patients develop cardiomyopathy, and heart failure and sudden cardiac death are the most commonly reported causes of early mortality among these patients. We plan to explore the potential of elamipretide as a treatment for DMD, FDRA, BMD and other rare cardiomyopathies involving mitochondrial dysfunction.

DMD, FDRA and BMD patients often suffer from a hypertrophic cardiomyopathy, a similar phenotype as observed in our TAZPOWER trial. Also similar to what is believed to occur with progression of cardiac symptoms in Barth, their hearts typically maintain adequate systolic function until shortly before death. We believe based on the improvements in hypertrophic cardiomyopathic symptoms observed in

TAZPOWER as well as in the Senger’s compassionate use case, elamipretide therapy may help ameliorate the cardiac manifestations of DMD, FDRA and BMD. In preclinical studies, elamipretide and/or its analogs have been shown to improve mitochondrial bioenergetics, or the cellular processes by which energy is produced and used, in a mouse model of DMD, improve mitochondria structure and function in FDRA patient lymphoblasts and fibroblasts and improve mitochondrial respiration in failing cardiac tissue from a patient with BMD.

We are working with patient advocacy and key cardiology opinion leaders who treat DMD, FDRA and BMD patients to ascertain the best indication for our first expansion trial, and to develop a Phase 2 protocol assessing echocardiographic and magnetic resonance imaging parameters of cardiac function. We hope to initiate a trial in one of these indications by early 2021.

Ophthalmic Diseases

Normal mitochondria play a critical role for ocular function, and dysfunctional mitochondria are implicated in several rare and common diseases of the eye. Ophthalmologic diseases that have not traditionally been considered to have obvious mitochondrial origins are increasingly recognized to result in part from impaired mitochondrial function, increased oxidative stress and increased apoptosis. As a high energy-demand organ, the eye is particularly susceptible to the consequences of mitochondrial damage. Oxidative damage that results over time from inherited mtDNA mutations or spontaneous mtDNA instability leads to cumulative mitochondrial damage, which is recognized to be an important pathogenic factor in inherited ophthalmologic disorders such as LHON as well as age-related ophthalmologic diseases such as diabetic retinopathy, glaucoma and dry AMD.

We have observed beneficial effects of treatment with elamipretide in preclinical models of diabetic retinopathy, dry AMD and glaucoma. We have dosed elamipretide both topically, instilled as a topical ophthalmic solution, and systemically, by subcutaneous injection, in different animal models and in early clinical trials. We observed improvement from baseline in visual function in subjects enrolled in a Phase 1 clinical study of elamipretide in dry AMD who were treated with 40 mg subcutaneous systemic elamipretide injections once daily for six months. We also observed signs of clinical benefit in a Phase 1/2 clinical trial of elamipretide topical ophthalmic solution in patients with Fuchs’ corneal endothelial dystrophy, or Fuchs, and in the open-label extension portion of a Phase 2 clinical trial of elamipretide topical ophthalmic solution in patients with LHON. Based on our studies in animals, we believe that higher concentrations of elamipretide may be found in the retina following subcutaneous administration than topical ophthalmic administration.

Geographic Atrophy. We are advancing development of elamipretide for GA, an advanced form of dry AMD. Dry AMD is a common ophthalmic disease associated with aging and the leading cause of blindness among older adults in the developed world. GA is estimated to impact approximately one million individuals in the United States. There are no treatments approved by the FDA, the EMA or the NMPA for the disease.

The earliest clinical manifestation of dry AMD is often a reduction in low luminance, or low light, visual acuity, which can make it challenging to conduct normal daily activities such as reading in artificial light, driving at dusk or at night and navigating indoors in low light. The disease may progress to the GA stage, which includes blurred vision and loss of central vision, which can impair facial recognition, mobility, watching television and computer use, and can eventually lead to blindness. These limitations may impair the independence of older adults and have been associated with increased depression.

The pathophysiology of GA involves the gradual deterioration, or geographic atrophy, of the central part of the retina, known as the macula. The retinal pigment epithelium provides nutrition to the retina, which has a very active metabolism and rids the eye of waste by phagocytosis of photoreceptor outer segments, protects against photooxidation and enables perception of light through retinal recycling. The eye is the highest consumer of mitochondrial ATP in the central nervous system, due to the intensive bioenergetics required to support visual function. Preclinical studies suggest that diseases of the retinal pigment epithelium, such as dry AMD, may be exacerbated by light-induced mitochondrial dysfunction, and that mitochondrial DNA mutations appear to accumulate over time in diseased retinal pigment epithelium as a consequence of chronic and ongoing oxidative stress. Cigarette smoking and high fat diets, both of which contribute to mitochondrially deleterious oxidative stress, are known to be environmental risk factors for dry AMD onset and progression. These findings suggest a key role for mitochondrial dysfunction in the pathology of the disease.

The table below provides a summary of our completed and ongoing trials for dry AMD and GA.

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

ReCLAIM-2	GA	Phase 2b; initiated March 2019

Double-blind, placebo-controlled, multi-center clinical trial involving approximately 180 subjects with non-central geographic atrophy, receiving once daily subcutaneous injections of either elamipretide or placebo for approximately 48 weeks.

Elamipretide was evaluated in several preclinical models of dry AMD, with data suggesting that treatment with elamipretide improved mitochondrial morphology. In a preclinical model, 24-month old atherosclerotic mice (roughly equivalent to a human octogenarian) accumulated drusen-like deposits when fed a high fat diet, and, after one month of subcutaneous administration of elamipretide, showed normal mitochondrial morphology and ultrastructure of the retinal pigment endothelium cells. Additionally, the animals treated with elamipretide were observed to have normalization of b-wave amplitudes on electroretinograms, which suggests an improvement in photoreceptor function reflecting improved visual acuity.

We conducted our ReCLAIM Phase 1 open-label clinical trial at Duke Eye Center to evaluate the safety, tolerability and efficacy of daily subcutaneous injections of 40 mg elamipretide given over 24 weeks to 40 individuals with intermediate characteristics of dry AMD. We enrolled 21 subjects who have high-risk drusen, the most common early signs of dry AMD, and 19 subjects who have non-central geographic atrophy, or areas of dysfunctional macula. Individuals with high-risk drusen typically have difficulty seeing in low light conditions and mild to moderate deficits in visual acuity under normal light condition, while those with non-central geographic atrophy have more advanced symptoms but are not yet blind. The primary endpoint was safety and tolerability, evaluated based on review of adverse events, or AEs, and compliance of self-administration of subcutaneous elamipretide, measured at 24 weeks compared to baseline. Secondary endpoints included change from baseline in visual acuity in low light conditions, or low luminance visual acuity, or LLVA, a five-letter deficit in which was required for inclusion in the trial, visual acuity in standard light conditions, BCVA, reading speed and acuity in low light conditions and standard light conditions, drusen volume and patient reported outcome assessments. Assessments for most secondary endpoints occurred at baseline, week four, week eight, week 12 and week 16.

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

Endpoint	Drusen Cohort (n=19)	Geographic Atrophy Cohort (n=15)
Best corrected visual acuity (regular light) mean letters gained/p value	3.58	4.60
	(p=0.0253)	(p=0.0034)
Low luminance visual acuity mean letters gained/p value	5.63	5.40
	(p=0.0055)	(p=0.0186)
Reading speed (regular light) mean reduction in time/p value	-0.11	-0.02
	(p=0.0054)	(p=0.5501)
Low luminance reading speed mean reduction in time/p value	-0.28	-0.52
	(p<0.0001)	p=0.0172
Visual function questionnaire composite score	9.25	6.59
	(p=0.0004)	(p=0.0125)
Low luminance questionnaire general dim light vision score	20.75	10.32
	(p=0.0003)	(p=0.027)

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

We also assessed the rate of progression of geographic atrophy in the non-central geographic atrophy cohort relative to what has been observed in other studies. The typical rate of geographic atrophy progression in dry AMD is well understood from prior studies and the natural history, and we believe slowing of geographic atrophy progression could be a meaningful endpoint as we pursue approval by the FDA. This analysis was conducted using several types of imaging technologies including fundus auto-

fluorescence, or FAF, an advanced imaging technique for observing the fundus, which is the interior surface of the eye opposite the lens including the retina, optic disk, macula, fovea and posterior pole, FAF squared, or FAF SQRT, a calculation performed to eliminate dependence of growth rates on lesion measurements, and optical coherence tomography, or OCT, a non-invasive imaging test which uses light waves to take cross-sectional pictures of the retina, also squared, or OCT SQRT, to eliminate dependence of growth rates on lesion measurements. Each of these imaging technologies showed that six months’ treatment with elamipretide was associated with slower progression of geographic atrophy than was observed in prior published studies conducted by others (assuming, for prior studies which were completed over a longer time period, a linear progression of geographic atrophy enabling calculation at the 6-month time point). FAF demonstrated mean growth of 0.50 mm2, versus 0.91 mm2 mean observation from ten prior studies over a similar time period (assuming linear progression), FAF SQRT demonstrated mean growth of 0.14 mm, versus 0.19 mm mean observation from five prior studies over a similar time period (assuming linear progression), and OCT SQRT demonstrated mean growth of 0.11 mm, versus 0.18 mm mean observation from five prior published studies over a similar time period (assuming linear progression).

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

Although we believe that individuals experiencing a progressive decline in visual activity will be compliant with daily subcutaneous injections, we may consider a second Phase 2b placebo-controlled clinical trial using the topical drop drug product because it may be commercially advantageous. We observed signs of clinical benefit with elamipretide topical ophthalmic drops in our ReVEAL Phase 1/2 clinical trial enrolling subjects with Fuchs, as well as in our ReSIGHT trial. We are also evaluating the feasibility of developing a sustained-release formulation for intravitreal injection for this indication.

LHON. We estimate that approximately 10,000 individuals in the United States have LHON, of whom an estimated 70% have the genetic mutation, G11778A, that we studied in our Phase 2 trial. Currently, there are no treatments approved by the FDA or the NMPA for the treatment of LHON. Raxone (idebenone), a synthetic form of Coenzyme Q10, has been approved by the EMA for the treatment of LHON, although actual availability varies by country. Raxone has orphan designation, and its marketing authorization was granted by the EMA under its authority to grant marketing authorization under “exceptional circumstances” due to the lack of comprehensive data on efficacy and safety.

We have received Fast Track and Orphan Drug designations from the FDA for the development of elamipretide for this indication. China has recently included LHON as an orphan disease on its published list of orphan diseases.

LHON is a mitochondrially inherited genetic disorder passed from a mother carrying the mutation to her children. LHON causes degeneration of the optic nerve in the back of the eye and leads to bilateral blindness. LHON primarily affects young men between the ages of 18 and 30, although it can affect women as well as younger children. The initial clinical expression of LHON is often a sudden, painless, acute or sub-acute central vision loss, frequently accompanied by loss of color vision and reduced visual acuity. A typical presentation involves a young man experiencing increased oxidative stress, sometimes from increased alcohol and/or tobacco consumption, leading to sudden vision loss in one eye that typically progresses within six months of onset to bilateral blindness. The disease has a substantial impact on day-to-day functioning, making it difficult to read and perform everyday activities, including employment-related activities and driving. The disease has a severe negative impact on quality of life and LHON individuals may require social services, occupational rehabilitation and visual aids.

A subclass of LHON patients also present symptoms, including muscle weakness, poor coordination, numbness, tremors, and cardiac conduction defects, or abnormalities of the electrical signals that control the heartbeat. Some families have particularly severe manifestations, including ataxia, juvenile onset encephalopathy, spastic dystonia and psychiatric disturbances. These phenotypes have been called “LHON plus syndromes.”

Mitochondria are central to retinal cell function and survival and dysfunctional mitochondria may lead to death of retinal ganglion cells, which are neurons located near the inner surface of the retina. Mitochondrial dysfunction is a key factor in LHON and other genetic optic neuropathies characterized by loss of visual function resulting from impaired cellular energetics within retinal ganglion cells of the optic nerve.

We believe based on preclinical and early clinical findings that systemic elamipretide may be beneficial for subjects with LHON and LHON plus, in which the mitochondrial dysfunction is the result of a mutation in a subunit of Complex I of the electron transport chain which impacts the retinal ganglion cells and the optic nerve. Preclinically, elamipretide has been observed to improve mitochondrial function under oxidative stress conditions in mouse-derived retinal ganglion cells, the type of cells most affected by LHON, by dose-dependently reducing ROS production, mitochondrial depolarization, cytochrome c release, morphological change, apoptosis and cell death. Experiments in a mouse model of acute traumatic optic neuropathy also suggest that systemic administration of elamipretide post-trauma may improve retinal ganglion cell survival and visual function, supporting the plausibility of therapeutic benefit in the presence of LHON-associated, oxidative-stress mediated damage of the optic nerve. In addition, we observed trends that we believe are suggestive of potential clinical benefit in our ReSIGHT Phase 2 clinical trial and open-label extension of topical ophthalmic drops for patients with the G11778A mutation of LHON.

The table below provides a summary of our completed and planned trials for LHON.

TRIAL	INDICATION	STAGE; STATUS	TRIAL DESIGN
ReSIGHT	LHON	Phase 2; completed in May 2018

Double-masked, placebo-controlled, single-center clinical trial enrolling 12 subjects with LHON with the mt.11778G>A mutation, eight of whom received a single drop of elamipretide 1.0% ophthalmic solution or placebo, twice daily, in each eye, and four of whom received a single drop of elamipretide 1.0% ophthalmic solution twice daily in both eyes for 52 weeks, before continuing into open-label extension.

ReSIGHT-3	LHON	Phase 3; expect to initiate post-2020

Double-masked, placebo controlled, multi-center clinical trial involving approximately 160 subjects with the mt.11778G>A, mt.3460G>A, or mt.14484T>C mutation randomized on two-to-one basis to receive once-daily subcutaneous injections of either 40 mg. elamipretide or placebo for approximately 78 weeks.

ReSIGHT, our first clinical trial of elamipretide for the treatment of LHON, was a 52-week, randomized, double-masked, vehicle-controlled clinical trial of elamipretide topical ophthalmic drops in 12 subjects with LHON. Subjects were randomized to a single drop of elamipretide 1.0% ophthalmic solution or placebo, twice daily, with four subjects receiving elamipretide dosed in both eyes and eight subjects receiving elamipretide in one eye and placebo in the other eye. The endpoints were safety, tolerability and efficacy. The primary efficacy endpoint was change in best corrected visual acuity, or BCVA, during the period from week 20 through the end of treatment at week 52; secondary endpoints included changes in color vision, changes in photopic negative response electroretinography, a biomarker measuring the response of the retinal ganglion cells to light, changes in the retinal nerve fiber layer and retinal ganglion layer thickness and changes in visual field, or field of vision, as measured by the Humphrey visual field score, which measures the expanse of space visible at a given instant without moving the eyes. Subjects enrolled in ReSIGHT were eligible for participation in an optional open-label extension trial that contributed to our safety database and included periodic efficacy assessments to support the durability of any effects observed in the controlled phase of the trial. We have completed the open-label extension trial and have implemented an expanded access protocol under which ten subjects continue to receive the study drug in a subcutaneous injection.

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

We observed trends suggestive of therapeutic effect in ReSIGHT, but the trial did not meet its primary endpoint of change in BCVA, measured as the average change over week 20 to 52 from baseline. We believe this was largely due to unexpected variability in the placebo group, in which two subjects experienced gains in BCVA of more than 20 letters on a standard eye chart and one subject experienced a loss of more than 20 letters, resulting in no change overall between elamipretide- and placebo-treated groups. However, improvement in elamipretide-treated eyes was observed across a number of other endpoints over the treatment period, as shown below.

The following table sets out certain data with respect to the ReSIGHT clinical trial measuring the endpoints from baseline to week 52 (averaged, in the case of BCVA, Humphrey Visual Field and Color Discrimination, over the entire treatment period). We utilized a forest plot construct in our submission of the ReSIGHT data to the FDA.

ReSIGHT Summary of Data

ENDPOINT	LEAST SQUARE MEAN (CONFIDENCE INTERVAL)	P-VALUE
BCVA (letters)	0.6 (-0.9, 2.1)	0.4370
Humphrey Visual Field (mean deviation)	0.8 (0.1, 1.4)	0.0173
Color Discrimination	0.2 (0.0, 0.4)	0.0826
Retinal Nerve Fiber Layer Thickness	1.9 (-3.3, 7.0)	0.4390
Retinal Ganglion Cell Layer Thickness	1.6 (-0.5, 3.7)	0.1274
Visual Function Questionnaire Composite*	6.0 (2.1, 9.9)	0.0063

*	Post-hoc analysis of change from baseline (all subjects).

The below further summarizes certain post hoc analysis of the data from ReSIGHT, which was conducted with a central field analysis.

After six months of open-label extension, we observed continued improvement from study baseline in multiple parameters of visual function, including BCVA, color sensitivity, contrast sensitivity and visual field, particularly central visual field, as illustrated below, in which the black line depicts the average between each subject’s eyes during the double-masked portion of the trial and the gray line depicts the average between each subject’s eyes during the open-label portion of the trial.

We met with the FDA in June 2019 to review the data from the ReSIGHT trial. FDA concurred with our proposal to conduct a pivotal Phase 3 trial, and in December 2019, we submitted to the FDA our draft Phase 3 protocol for elamipretide for the treatment of LHON. Our draft Phase 3 protocol design is to enroll up to 160 subjects, of whom approximately two-thirds will be treated with an elamipretide 40 mg once daily subcutaneous injection, and the remainder will receive placebo for a 78-week period. Although subjects with any of the mt.11778G>A, mt.3460G>A, or mt.14484T>C mutation associated with LHON may be enrolled, as requested by the FDA, the primary efficacy analysis will be conducted only on the fraction of patients with the mt.11778G>A mutation studied in ReSIGHT. One eye will be designated as the study eye, and eligible subjects are required to have lost vision in the study eye within two years prior to enrollment. Efficacy endpoints include central visual field, full visual field, National Eye Institute Visual Function Questionnaire, BCVA, color discrimination, contrast sensitivity, neurofilament light chain (NfL), retinal nerve fiber layer by optical coherence tomography, or OCT, retinal ganglion cell thickness by OCT, EQ-5D-5L Questionnaire and efficacy in the non-study eye. We expect to initiate our Phase 3 trial when resources permit, but in no event earlier than 2021.

Elamipretide Safety Data

We have a significant amount of clinical trial data indicating that elamipretide is generally well tolerated. As of December 31, 2019, 27 clinical trials had been completed with single and multiple intravenous and subcutaneous administrations of elamipretide at dose levels ranging from approximately 0.7 mg/day to 300 mg/day. These included 15 clinical pharmacology studies enrolling approximately 312 healthy subjects in which the primary objective was to assess safety rather than to treat a disease state, and 12 clinical trials enrolling approximately 618 subjects across multiple patient populations, including subjects with primary mitochondrial myopathy, skeletal muscle mitochondrial dysfunction, stable chronic heart failure, acute coronary syndrome and acute kidney injury and dry AMD.

The most commonly reported systemic treatment-emergent adverse events, or TEAEs, that were reported in greater frequency among elamipretide-treated subjects as compared to placebo-treated subjects included headache and dizziness in both single dose and repeat dose cohorts. TEAEs observed exclusively in repeat-dosed elamipretide-treated patients included incidences of increased blood immunoglobulin E (though no associated clinical signs or symptoms were present), urinary tract infections and viral gastroenteritis, as well as upper respiratory tract infections in an open-label trial in an elderly population where there was no placebo-control group. A mild to moderate increase in eosinophils, a variety of white blood cells that combat parasites and infections and control mechanisms associated with allergy and asthma, were observed in a significant percentage of patients treated with longer-term dosing regimens, with no associated clinical signs and symptoms. These appear to decrease to within normal limits with longer duration of elamipretide administration and return to pre-treatment levels after the end of elamipretide treatment. In addition, injection site reactions were reported in the majority of subjects receiving elamipretide by subcutaneous injection; most commonly these entailed mild redness, swelling and itchiness which usually resolved within four hours of dosing.

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

Earlier Clinical Trials of Elamipretide

We have studied elamipretide in three clinical trials for the treatment of primary mitochondrial myopathy, a disease characterized by debilitating skeletal muscle weakness, exercise intolerance and fatigue accompanied by a confirmed molecular genetic diagnosis with mutations in one or more of an estimated 250 different nDNA or mDNA genes. Although we observed improvement in the 6MWT in our Phase 1/2 and Phase 2 clinical trials and in endpoints measuring fatigue in our Phase 2 clinical trial, our Phase 3 clinical trial did not demonstrate efficacy on either of these endpoints. We observed a larger than expected placebo effect in the Phase 3 trial, such that subjects randomized to placebo improved similarly to subjects randomized to elamipretide on these endpoints. This finding underscores our belief in the importance of assessing diseases involving organ systems in which the demand for mitochondrial energetics is not effort dependent, such as cardiac and ophthalmic diseases including Barth, DMD, FDRA, GA and LHON. It also underpins our intent to identify objective, non-effort dependent endpoints in our future development efforts, such as the echocardiographic parameters of heart function, OCT and FAF assessments of retinal health, and biomarkers which we have incorporated into our ongoing programs in rare cardiomyopathies, ophthalmic disorders, and rare neurological disorders.

We have studied elamipretide in clinical trials in several diseases associated with aging, including studies enrolling subjects with reduced skeletal muscle mitochondrial function, subjects with heart failure with reduced ejection fraction, or HFrEF, subjects with HFpEF, subjects undergoing percutaneous transluminal renal angioplasty, subjects with acute coronary syndrome and subjects with Fuchs. These trials were designed as small proof-of-concept studies to inform our decision whether to progress later stage development in these indications, and as such were generally not well powered to achieve statistical significance. Although we have decided not to independently progress development of elamipretide for these common disease indications, we saw signs of clinical benefit from treatment with elamipretide in several of these indications, which may help inform our future development of pipeline compounds for age-related diseases.

In April 2010, we submitted an investigational new drug application, or IND, to the FDA for purposes of conducting clinical trials of elamipretide for the prevention and treatment of ischemia reperfusion injury. In October 2014, we submitted an IND to the FDA for the purpose of conducting clinical trials of elamipretide for the treatment of primary mitochondrial myopathy. Although this IND was also intended to cover our Barth clinical trial, when the FDA granted Fast Track designation to this program they recommended we file a new IND covering Barth, which we have done. Additionally, in October 2014, we submitted an IND for purposes of conducting clinical trials of elamipretide for the treatment of DME and dry AMD; this IND also covers our clinical trials of Fuchs’ and LHON. The initial study under this IND was a Phase 1/2 safety study in 15 patients with DME and 5 patients with dry AMD, in which elamipretide topical ophthalmic drops at concentrations of 0.3% and 1% were well tolerated over four weeks of dosing. We were the sponsor for each of those INDs.

SBT-272

SBT-272, our second clinical-stage pipeline compound, is a second-generation novel peptidomimetic that targets the mitochondria, stabilizing mitochondrial function under conditions of oxidative stress. SBT-272 has been shown to increase ATP production and decrease levels of ROS in dysfunctional mitochondria in preclinical studies. Our primary objective in designing this compound was to increase brain exposure relative to elamipretide, as we believe that mitochondrial therapeutics may be beneficial in various neurological disorders. We also sought to improve the potency and stability of the compound relative to elamipretide.

In January 2020, we initiated a double-blind, placebo-controlled, single-ascending dose study enrolling up to 40 healthy subjects across multiple cohorts. Based on SBT-272’s improved oral bioavailability relative to elamipretide in early animal studies, SBT-272 is being administered orally in the study. As a primary objective, the study will evaluate safety and tolerability of SBT-272. Secondary objectives include an analysis of the pharmacokinetic profile and appropriate dose range.

Rare neurological diseases

Increasing evidence suggests that mitochondria are involved in both inherited and age-related neurological diseases, including ALS, MSA, Charcot-Marie-Tooth and other inherited neuropathies, Alzheimer’s disease and Parkinson’s disease. Mitochondrial-generated ROS is postulated to be one factor in the development and progression of late-onset neurodegenerative diseases. Moreover, mitochondrial dysfunction is a common cellular change observed during the disease process in inherited neurodegenerative diseases.

An important differentiating aspect of SBT-272 from elamipretide is that the compound demonstrates higher mitochondrial uptake and greater concentrations in the brain than elamipretide. In early experiments, SBT-272 demonstrated approximately three times greater maximum concentration in the brain of rats relative to elamipretide, in each case dosed 10 mg/kg subcutaneously. SBT-272 has demonstrated more than 25 times greater area under the drug concentration-time curve in the brains of rats relative to elamipretide, in each case dosed 10 mg/kg subcutaneously, suggesting significantly higher brain exposure and residence time. In addition, the compound has shown greater than six times higher mitochondrial uptake relative to elamipretide in cell-based assays of isolated mitochondria, suggesting improved potency. In a murine stroke model, SBT-272 demonstrated improved respiratory control ratio in brain mitochondria after ischemia reperfusion injury relative to placebo (p=0.006), suggesting neuroprotective benefit.

ALS. ALS, a progressive neurodegenerative disease characterized by motor neuron deterioration and muscle atrophy, is estimated to affect one in 50,000 people in the United States. It is estimated that 16,000 patients in the United States are living with ALS. There is no cure for ALS, and treatment approaches to date primarily focus on symptom control. Mitochondrial dysfunction is believed to contribute to the progression of ALS, which affects nerve cells in the brain and the spinal cord, causing loss of muscle control that may lead to the inability to speak, eat, move and breathe.

In a preclinical SOD-1 mouse model of ALS, which is considered to be the gold-standard model, 60 ALS model mice were randomized to daily intraperitoneal injections of placebo, 0.5 mg/kg of SBT-272 or 5.0 mg/kg of SBT-272 for up to 10 weeks. The 10 male mice treated with the higher dose of SBT-272 demonstrated a statistically significant delay in the onset of neurological symptoms and increase in lifespan compared with male mice treated with placebo. Statistically significant reductions in circulating plasma levels of neurofilament light chain—a biomarker of nerve damage—were also noted with the 5.0 mg dose versus placebo. Significant differences were not seen with SBT-272 versus placebo in the female mice, which are known to present with a milder phenotype and lower levels of neurofilament light chain.

We are evaluating SBT-272 in a second preclinical model of ALS, the TDP-43 (transitive response DNA/RNA-binding protein 43 kDa) model, and expect to have data available by the end of 2020 to inform our selection of our first Phase 2 clinical indication for SBT-272.

MSA. MSA, a neurological disorder characterized by a combination of symptoms affecting both the autonomic nervous system and movement, is estimated to affect one in 20,000 to 50,000 people in the United States. There is no FDA, EMA or NMPA approved treatment for MSA. Cerebellar mitochondrial dysfunction is believed to be involved in the pathogenesis of MSA, which leads to parkinsonism, cerebellar ataxia, dysautonomia and other motor and non-motor symptoms. We are evaluating SBT-272 in a preclinical model of alpha-synucleinopathy representative of MSA and expect to have data available by the end of 2020 to inform our selection of our first Phase 2 clinical indication for SBT-272.

SBT-20

Our other product candidate, SBT-20, is a small peptide in the SBT-259 family that also targets and binds reversibly to cardiolipin, stabilizing mitochondrial structure and function under conditions of oxidative stress. SBT-20 has been generally well tolerated in 75 subjects exposed to it systemically as of December 31, 2019. We plan to evaluate SBT-20 as well as pipeline compound SBT-259, both of which are in the SBT-259 family, for rare peripheral neuropathies.

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

We have conducted two clinical safety studies of SBT-20, one of which, our CHALLENGE-HD trial, was a Phase 1/2 clinical trial evaluating the safety, tolerability and efficacy of daily subcutaneous injections of SBT-20 compared to placebo in 24 subjects with early stage Huntington’s, and the other of which was a Phase 1 clinical trial involving 24 healthy adults exposed to single subcutaneous injections of SBT-20 and 32 healthy adults exposed to multiple subcutaneous doses of SBT-20, ranging from 5 mg to 30 mg. Injection site reactions, such as erythema, swelling, itching, or pain, were the most frequently reported AEs. No subject experienced injection site reactions that were assessed as severe with one exception, which was also reported as clinically significant. We did not observe any clinically significant findings in any laboratory assessments, vital signs or ECGs.

We plan to evaluate compounds in the SBT-259 family for rare diseases entailing mitochondrial dysfunction, including rare peripheral neuropathies associated with mitochondrial dysfunction. Mitochondrial dysfunction is thought to be involved in peripheral neuropathies including chemotherapy-induced peripheral neuropathy, neuropathies associated with mitochondrial myopathy, neuropathy, and gastrointestinal encephalopathy, or MNGIE, and both the axonal and demyelinating forms of Charcot-Marie-Tooth disease, or CMT, the most common inherited neuromuscular disorder.

We have initiated preclinical studies for both SBT-259 and SBT-20 in an animal model of CMT and expect to have data by the end of 2020 to inform our future development plans for this indication.

Discovery Compounds

We have an active discovery and development program focused on novel compounds targeting mitochondria. Mitochondria have been an extremely challenging therapeutic target, due in part to difficulty in targeting delivery of drugs to mitochondria. Successful delivery requires traversing not only the cell membrane, which may have reduced membrane potential in disease states, but also achieving intracellular diffusion/transport to mitochondria and subsequent electrical potential across outer and IMM. We believe the differentiated mitochondrial targeting characteristics of our compounds, our development of proprietary assays to screen new compounds for mitochondrial targeting and activity characteristics, and our experience working with various models of mitochondrial dysfunction position us to lead next generation development of mitochondrial product candidates, including SBT-272, that are improved relative to elamipretide and SBT-20.

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

Certain compounds within the SBT-259 family, which includes SBT-20, have shown greater potency than SBT-20 and elamipretide in ischemia reperfusion and myocardial infarction models. Relative to SBT-20, SBT-259 has demonstrated increased (approximately 5X) exposure in peripheral tissues. SBT-259 and SBT-20 are both being evaluated in a CMT model, with data expected in 2020 to inform future development efforts. See “SBT-20” above.

Compounds within the SBT-550 family of compounds, which are small molecules that may be suitable for oral formulations, appear to be mechanistically differentiated from elamipretide, SBT-272 and SBT-20. Preliminary in vitro studies in primary fibroblast cells from FDRA patients stressed by eliminating the glutathione defense mechanism (typically leading to cell death) show dose-dependent improvements in cell viability (survival) with SBT-550 family compounds. We plan to evaluate compounds in the SBT-550 family for rare neurological indications such as Leigh’s syndrome, a severe neurological condition affecting an estimated one in 40,000 newborns.

Carrier program

We have also conducted experiments in our carrier program in which we observed that we can use our proprietary compounds as vectors or carriers to selectively deliver various therapeutic payloads to mitochondria, conferring organelle specificity to promising therapies. Many individuals diagnosed with primary mitochondrial disease, for which there are no therapies approved by the FDA, take a so-called “mito cocktail” of vitamins and supplements, usually in high doses and comprising up to 50 pills per day if not compounded. These may typically include co-enzyme Q-10, or Co Q-10, or its analogs, L-carnitine, B vitamins and antioxidants. The reason these are taken in such high doses is because delivery to the mitochondria is likely confounded by permeability challenges traversing the cell and outer mitochondrial membranes. By contrast, we have observed mitochondria-targeting capabilities in our proprietary compounds and have also observed that we can conjugate payloads to our compounds and direct the conjoined carrier/payload to the mitochondria.

For example, idebenone is a Co Q-10 analog that introduces electrons into the electron transport chain downstream of complexes I and II, a promising mechanism for bypassing defective complexes in genetic diseases. Because idebenone is poorly absorbed and does not specifically target mitochondria, it has demonstrated limited pharmacologic activity even at high doses. Preliminary preclinical data shows that our idebenone-conjugated peptide was effective at stimulating complex III enzyme activity at a concentration of approximately 100 times lower than the dose achieved with systemically administered idebenone. We believe this is promising support for the potential of our carrier program, and we are actively evaluating other mitochondrial beneficial payloads for evaluation in this program.

Manufacturing

We do not have any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical studies and clinical trials, as well as for commercial manufacture if our product candidates receive marketing approval. We have also obtained key raw materials for elamipretide from third-party manufacturers. For elamipretide, we intend to identify and qualify a single manufacturer to provide the active pharmaceutical ingredient and other manufacturers for fill-and-finish services for each of our elamipretide-containing drug products (vials and cartridges) prior to submission of an NDA to the FDA. This approach allows us to reduce the risk to NDA approval by focusing our resources on preparing only one manufacturing site for active pharmaceutical ingredient and one for each drug product for pre-approval inspections. We can sufficiently reduce the supply risk usually associated with a single source of product based on our capability to build pre-launch inventory and the relatively small demand for material projected for our rare disease indications.

All of our product candidates are small molecules and are manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry is amenable to scale up and does not require unusual equipment in the manufacturing process. Elamipretide has been produced historically by a solid-phase manufacturing process that has been commonly used to produce commercial peptides. Due to a lack of scalability, we deemed this process undesirable for production of commercial quantities of elamipretide. A new solution-phase process for producing elamipretide as a hydrochloride salt has been developed and implemented at a contract manufacturing site at a scale sufficient to meet the projected commercial demand. The solution-phase process for manufacturing is proprietary to us, and the equipment and the unit operations used in the process are not unique to any particular contract manufacturer. We have transferred this process to contract manufacturing sites capable of using such processes to manufacture large quantities of similar drug substances, and we have completed the drug supply for pivotal clinical trials and are now progressing into commercial production. Manufacturing at a higher production scale has led to a significant reduction in our cost-of-goods and provided us with the ability to respond to any need to supply large clinical trials or unanticipated commercial demand in the future. Following FDA review of test results demonstrating the same/similar identity, quality, purity and strength of elamipretide from early and commercial-scale processes, the FDA has stated that non-clinical and clinical trials with drug substance from the former processes can be used to support further development and registration of elamipretide made by the commercial process.

We have active clinical programs for which our contract manufacturing organizations, or CMOs, are routinely manufacturing a sterile solution product for subcutaneous injection. Our CMOs have successfully produced these products on a scale of tens of thousands of units and shown, using validated stability-indicating methods, that these products would meet specifications over a shelf life typical of commercial products. We believe we are well positioned to validate our manufacturing processes at commercial-ready CMOs and support a commercial launch of these products. We have successfully filed regulatory documents to use multi-use cartridges and pens for subcutaneous self-administration in our Phase 2 and Phase 3 clinical trials. We believe, based on these clinical cartridge and pen injector designs, that we can produce and commercialize this combination product, as well as the simpler vial product, successfully.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our lead product candidates, elamipretide and SBT-272, and related compositions, our core clinical applications and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary or intellectual property rights worldwide. Our patent portfolio, which includes patents and patent applications that we own, as well as those that we have exclusively in-licensed, is structured to provide layers of protection for the proprietary technologies central to our business. Our portfolio includes claims to the elamipretide, SBT-272 and SBT-20 peptides, compositions comprising the same, and use of the peptides and other therapeutically active molecules for our core clinical applications. As of December 31, 2019, the patent portfolio included 423 granted patents (45 U.S., 378 foreign, which include individual national patents based on granted European patents) and 242 pending applications, including provisional applications (64 U.S., 171 foreign, 7 Patent Cooperation Treaty).

We also rely on trade secret protection, technical knowledge, and continuing technological innovation to develop and maintain our proprietary and intellectual property position. We seek to protect our proprietary information, in part, using confidentiality agreements with our collaborators, scientific advisors, employees, consultants and select contractors, and invention assignment agreements with our employees.

We also have agreements with selected contractors, consultants, scientific advisors and collaborators requiring assignment of inventions or, in limited cases, the grant of an exclusive, worldwide license or option to license intellectual property rights developed in the course of their work with or for us. As with other biotechnology and pharmaceutical companies, our capacity to obtain, maintain and protect our proprietary and intellectual property positions for our products and technologies depends on our continued ability to obtain relevant patent rights and to enforce those patent rights, if necessary. However, patent applications that we may file or license from third parties may not necessarily result in the grant of rights. We also cannot predict the scope of rights that may be granted to us in the future, our desire or ability to seek enforcement of any granted rights, or the willingness of courts or other administrative bodies to uphold or enforce our rights.

In addition, any currently issued patents or any future patents, should they issue, may be challenged, invalidated, or circumvented, such as through district court proceedings or inter partes review. For example, we cannot be certain of the priority of inventions covered by pending third-party patent applications, and proceedings to establish our rights could result in substantial costs, even if the eventual outcome is favorable. Due to the extensive time required for clinical development and regulatory review, it is possible that, before any of our product candidates can be commercialized, any related patent right may expire or its term may have substantially run, leaving its remaining term in force for only a short period following commercialization. To the extent that occurs, the possible commercial advantage conferred by such patents would be reduced. Accordingly, we have attempted to design a patent portfolio with both breadth and depth of potential protection, with the goal of maximizing coverage for elamipretide and related peptides and their uses in commercially relevant countries.

Elamipretide

Patent rights relating to elamipretide peptide and compositions comprising elamipretide have been granted in Australia, Canada, China, Europe, Hong Kong, Japan and the United States. The U.S. patent claiming elamipretide has an adjusted statutory expiration date in 2026, which includes 717 days of patent term adjustment, or PTA, granted by the USPTO upon issue of the patent. The foreign patents have a statutory expiration date in 2024. We hold an exclusive license to these rights from Cornell and the IRCM.

Patent rights to the use of elamipretide as a carrier for the transport of therapeutic molecules into a cell as well as related compositions have been granted or allowed in Australia, Canada, China, Europe, Hong Kong, Japan, the United States and six other countries. The first of three issued U.S. patents in this family has an adjusted statutory expiration date in 2027, which includes 1,215 days of PTA granted by the USPTO upon issue of the patent. The remaining two issued U.S. patents and the foreign patents have a statutory expiration date in 2024. We hold an exclusive license to these patent rights from Cornell.

Patent rights related to compositions including elamipretide and a second therapeutic compound have also been granted. For example, claims directed to elamipretide-cyclosporine conjugates have been granted in the United States and are pending in Europe. The U.S. patent has a statutory expiration date in 2031, and any patent that may issue from the pending European application will similarly have a statutory expiration date in 2031. Each of these patent rights are owned exclusively by us. Additional patent rights related to compositions including elamipretide and glucagon-like peptide-1, or GLP-1, are pending in applications filed in Canada, China, Europe, Japan and the United States and, if granted, these will have statutory expiration dates in 2033. Each of these patent rights are owned exclusively by us.

Patents directed to methods of treating or preventing various diseases and medical conditions by administering elamipretide have been granted to us, or have been in-licensed by us, in a number of countries. Where possible, the scope of granted claims has been tailored to provide broad generic support encompassing a wide range of conditions as well as specific disease states. By way of example, there are granted patents related to the use of elamipretide to treat basic, adverse cellular events that contribute to disease, such as mitochondrial permeability transition, or MPT, and oxidative damage associated with a neurodegenerative disease.

Patents related to MPT have been granted in Australia, Canada, China, Europe, Hong Kong, Japan and the United States. Two of the granted U.S. patents in this family have an adjusted statutory expiration date in 2026, and one of them is the same patent referred to above as covering the composition of elamipretide. The other two issued patents and all related foreign patents have statutory expiration dates in 2024. We hold exclusive rights to these patents by way of a license agreement with Cornell and the IRCM.

Our patent portfolio also protects or aims to protect the use of elamipretide to treat or prevent specific clinical indications. By way of example, our portfolio includes granted claims drawn to the use of elamipretide to treat diabetes, metabolic syndrome, renal diseases, certain cardiovascular diseases, ocular diseases, and neurodegenerative diseases (including Alzheimer’s disease, Huntington’s disease and ALS) that are in patents owned by us or in-licensed to us. Claims relating to the use of elamipretide to treat Barth were recently granted in the United States and in Europe, and applications related to treating this clinical indication remain pending in the United States, Europe, Canada, China, Japan and Hong Kong. Other clinical indications covered by pending claims in our patent portfolio include LHON, primary mitochondrial myopathy, Friedreich’s ataxia, traumatic optic neuropathy, Sengers syndrome and mitochondrial diseases associated with certain gene mutations are pending in applications owned by us. Furthermore, our portfolio includes granted and pending claims drawn to the process we use to produce elamipretide, as well as certain intermediates and processes that produce crystalline drug substance. Our portfolio also includes granted and pending claims that disclose similar processes that we have conceived that could be competitive with our preferred process to produce commercial quantities of elamipretide.

SBT-272

Claims drawn to the SBT-272 peptide are currently pending in a Patent Cooperation Treaty, or PCT, application that claims priority to a now expired United States provisional patent application. If granted (and not subject to any statutory adjustment or extension of time), any patent claiming priority to this PCT application will have a statutory expiration date in 2038. These patent rights are owned exclusively by us.

Claims drawn to the use of the SBT-272 peptide and compositions for the treatment of amyotrophic lateral sclerosis is currently pending as a United States provisional patent application. If granted (and not subject to any statutory adjustment or extension of time), any patent claiming priority to this U.S. provisional patent application is expected to have a statutory expiration date in 2040. These patent rights are owned exclusively by us.

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

Our patent portfolio also protects or aims to protect the use of SBT-20 to treat or prevent specific clinical indications. By way of example, our portfolio includes granted claims drawn to the use of SBT-20 to treat complications of diabetes, renal diseases, ocular diseases, and neurodegenerative diseases that are owned by us or in-licensed. Claims relating to the use of SBT-20 to treat Parkinson’s disease, Alzheimer’s disease, Huntington’s, and ALS are granted in Australia, in a patent in-licensed to us with a statutory expiration date in 2024. Furthermore, our portfolio includes pending claims drawn to the SBT-20 peptide produced in crystalline salt forms.

We hold patent rights to additional pipeline compounds in the portfolio, and are continuing to expand coverage in the United States and commercially relevant foreign jurisdictions. Subject matter for new filings is expected to include, but will not necessarily be limited to, the use of peptides or other therapeutically active molecules to treat additional disease indications, new combination therapies, new peptide formulations, new compositions and uses of the same.

The term of a patent depends upon the legal length of the term of patents in the jurisdiction in which it is issued. In most countries in which we file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application. Patent term adjustment is a process of extending the term of a United States patent beyond the 20-year statutory patent term to accommodate for delays caused by the USPTO during prosecution. By contrast, a patentee or applicant may file a terminal disclaimer which disclaims or dedicates to the public the entire term or any terminal part of the term of a patent or patent to be granted.

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

Cornell License Agreements

We have entered into several license agreements with Cornell and the IRCM, pursuant to which Cornell granted us specified exclusive, worldwide rights under patents related to elamipretide, SBT-20, and other technology described below, which we refer to collectively as the licensed patents. The original Cornell agreement was entered into with Cornell and the IRCM in April 2006 and subsequently amended in October 2010. Concurrent with our execution of the original Cornell agreement, we entered into a sponsored research agreement with Cornell in which we agreed to fund specified research at Cornell for three years. We retained the right to license inventions arising under such sponsored research agreement, as well as certain material transfer agreement entered into between us and Cornell, through entry into license agreements on substantially the same terms as the original Cornell agreement. Such subsequent agreements under which we obtained rights under additional patent families, which we refer to as other Cornell license agreements, and collectively with the original Cornell agreement as the Cornell license agreements, were entered into in November 2010, November 2011, December 2012, August 2013 and March 2019. In each of the Cornell license agreements, Cornell granted us an exclusive, worldwide license under specified patents and patent application families claiming certain inventions, including inventions related to elamipretide, SBT-20, certain other peptides and/or specified uses of the foregoing, which we refer to collectively as the licensed patents, to make, use, sell, lease, import, export or otherwise dispose of products or services that incorporate, utilize or are otherwise described and claimed in the licensed patents, which we refer to as the licensed products, in any and all fields. Our rights under the Cornell license agreements are subject to the rights of the United States government and other applicable restrictions imposed by the Bayh-Dole Act and its implementing regulations, and the rights of Cornell, and in some cases certain other specified institutions, to practice the inventions claimed in the licensed patents for educational and research purposes.

We have agreed to use best efforts (as defined in each of the Cornell license agreements) to commercialize licensed products and to achieve specified diligence milestones by specified target dates. We are also required to periodically set forth additional milestones until first commercial sale of a specified licensed product. We believe that to date we have met each diligence milestone with respect to our licensed products and the specific licensed indications and/or formulations which we are developing. If however we fail in the future to meet any diligence milestone within a specified period after the corresponding target date, our exclusive license under the applicable Cornell license agreement will convert to a non-exclusive license and, in the case of the original Cornell agreement, such conversion will occur only with respect to the peptide, indication and/or formulation that is subject of the unachieved milestone.

In connection with the licenses granted under the original Cornell agreement, we issued Cornell 666,667 ordinary shares. With respect to the other Cornell license agreements, we paid Cornell upfront license fees of $60,000 and royalties on net sales, if any, by us and our sublicensees of any licensed product, on a product-by-product and country-by-country basis. Subject to specified reductions and royalty offsets, such royalties are calculated as a tiered, low-to-mid single digit percentage of net sales of licensed products under each of the Cornell license agreements, except that for licensed products under the original Cornell agreement, such royalties are calculated as a tiered, low single digit to sub-teen percentage of net sales, depending on patent coverage, amount of net sales and type of licensed product. Our obligation to pay royalties as to any licensed product extends until the later of the expiration of the last-to-expire valid claim of any licensed patent covering such licensed product or 15 years after the date of our first commercial sale of such licensed product. If a licensed product is covered by licenses granted under the original Cornell agreement and another Cornell license agreement, then, for each unit of product, royalties will only be due under the original Cornell agreement.

We are obligated to pay Cornell a low double digit percentage of specified payments we receive in connection with granting a sublicense under the Cornell license agreements. We have also agreed to reimburse Cornell for its out-of-pocket expenses incurred in preparing, filing, prosecuting and maintaining the licensed patents, except for any licensed patents as to which we elect to waive our licensed rights. We also have agreed to pay Cornell annual license maintenance fees in the mid-five digits for the original Cornell agreement, and mid-four digits for each of the other Cornell license agreements starting on a date specified in each such agreement, in all cases until the first commercial sale of a specified type of licensed product under such agreement.

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

Unless earlier terminated, each of the Cornell license agreements will remain in effect until the expiration or invalidation of the last of all licensed patents and as long as no licensed patent applications remain pending. Cornell (together with the IRCM in the case of the original Cornell agreement) can terminate a Cornell license agreement if we are in material breach of such license agreement, if we intentionally provide false reports, or if we are in default in our payment obligations, and we fail to cure such breach, false report or default within a specified period. In addition, Cornell can terminate the original Cornell agreement and certain of the other Cornell license agreements if we fail to achieve first commercial sale of a therapeutic licensed product by the date specified in the respective agreement (which, with respect to the original Cornell agreement, is December 31, 2020); however, there are a number of exceptions to Cornell’s termination right, including:

•	delays due to clinical development, including clinical trial enrollment challenges or data read-outs;
•	delays due to regulatory matters; or
•	delays due to other events over which we cannot exert direct control.

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

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. While we believe that our technology, knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies; academic institutions and governmental agencies; and public and private research institutions. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

We are initially developing elamipretide for the treatment of rare primary mitochondrial diseases and common diseases of aging in which mitochondrial function is impaired. There are several companies developing treatments that target mitochondria or mitochondria-associated diseases. The majority of these efforts are in preclinical or early clinical development, are focused on gene therapy or are proposing the use of generic compounds. To our knowledge, none of these are focused on cardiolipin remodeling. Our competitors include NeuroVive Pharmaceutical AB, Reata Pharmaceuticals, Inc., LumiThera, Inc., Reneo Pharmaceuticals, Inc. and Santhera Pharmaceuticals Holding. In addition to competition from competitors who are developing treatments that seek to improve mitochondrial function or otherwise target the mitochondria, we also face competition from therapies that target the indications we are studying, particularly for diseases of aging such as GA. Such competitors who are developing or who have developed competing therapies include Apellis Pharmaceuticals Inc., Astellas Pharma Inc., Hemera Biosciences Inc., Ionis Pharmaceuticals, Inc. and IVERIC bio, Inc.

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

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•

Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease (e.g., cancer) or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

•

Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•

Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

•

Phase 4: Post-approval studies may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

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

In general, the FDA accepts foreign safety and efficacy studies that were not conducted under an IND provided that they are well designed, well conducted, performed by qualified investigators and conducted in accordance with ethical principles acceptable to the world community. The conduct of these studies must meet at least minimum standards for assuring human subject protection. Therefore, for studies submitted in support of an NDA that were conducted outside the United States and not under an IND, the agency requires demonstration that such studies were conducted in accordance with GCP.

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

In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The FDA may require a REMS before approval or post approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

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

Second, in 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical trials in an efficient manner.

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

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on irreversible morbidity or mortality. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

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

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

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

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling; require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval; require testing and surveillance programs to monitor the product after commercialization; or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

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

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

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

If the ANDA or 505(b)(2) applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA or 505(b)(2) application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) application until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent or a decision in the infringement case that is favorable to the ANDA applicant.

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

The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trial in the European Union. The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the European Union portal; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures that will spare sponsors from submitting broadly identical information separately to various bodies and different member states; a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I is assessed jointly by all member states concerned; Part II is assessed separately by each member state concerned); strictly defined deadlines for the assessment of clinical trial applications; and the involvement of the ethics committees in the assessment procedure in accordance with the national law of the member state concerned but within the overall timelines defined by the Clinical Trials Regulation.

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

Brexit and the Regulatory Framework in the United Kingdom

On January 31, 2020, the United Kingdom’s decision to withdraw from the European Union, referred to as Brexit, became effective. However, significant uncertainty remains as to how the withdrawal will be effected as the United Kingdom and the European Union did not enter into a formal withdrawal agreement. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

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

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies, or so called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits.

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

By way of example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted which, among other things, includes changes to the coverage and payment for products under government health care programs. Among the provisions of the ACA of importance to potential product candidates are:

•

an annual, non-deductible fee payable by any entity that manufactures or imports certain branded prescription drugs and biologic agents (other than those designated as orphan drugs), which is apportioned among these entities according to their market share in certain government healthcare programs;

•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•

new requirements to report certain financial arrangements with physicians and teaching hospitals, including reporting “transfers of value” made or distributed to prescribers and other healthcare providers and reporting investment interests held by physicians and their immediate family members;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;
•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and biologics that are inhaled, infused, instilled, implanted or injected;
•	extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•	expansion of eligibility criteria for Medicaid programs thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research;

•

establishment of a Center for Medicare Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

•	expansion of the entities eligible for discounts under the Public Health Service program; and
•	a licensure framework for follow on biologic products.

Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. The current presidential administration and Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. This includes enactment of the Tax Cuts and Jobs Act, which, among other things, removes penalties for not complying with the ACA’s individual mandate to carry health insurance.

In addition, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review this case, and oral arguments are expected to occur in the fall of 2020. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2027 unless additional action is taken by Congress. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additionally, the orphan drug tax credit was reduced as part of a broader tax reform.

In addition, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been Congressional inquiries and proposed federal and state legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs and reform government program reimbursement methodologies for drugs. Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services. For example, on December 23, 2019, the Trump administration published a proposed rulemaking that, if finalized, would allow states or certain other non-federal government entities to submit importation program proposals to FDA for review and approval. Applicants would be required to demonstrate their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers. At the same time, FDA issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs.

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

D. Property, plants and equipment.

Our operations are conducted at Stealth Delaware, which is located in Newton, Massachusetts, where it occupies 17,548 square feet of office space. The lease expires November 30, 2020.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.	Operating results.

The following discussion and analysis of our financial condition and results of operations should be read together with “Item 3.A.—Selected Financial Data” and our audited financial statements and the related notes included elsewhere in this annual report on Form 20-F. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” As a result of many factors, including those factors set forth under “Item 3.D.—Risk Factors”, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and many common age-related diseases, leading to devastating cardiac, ophthalmic and neurological symptoms. Our mission is to be the leader in mitochondrial medicine, and we have assembled a highly experienced management team, board of directors and group of scientific advisors to help us achieve this mission.

We believe our product candidates have significant potential to treat the cardiac, ophthalmic and neurological symptoms of both rare genetic and common age-related mitochondrial diseases. We are focusing our development efforts on rare cardiomyopathies, ophthalmic diseases and rare neurological diseases. Our first clinical product candidate, elamipretide, is a small peptide that targets and binds reversibly to cardiolipin, an essential structural element of mitochondria, stabilizing it under conditions of oxidative stress. This novel mechanism of action has shown potential clinical benefit in both rare genetic and common age-related cardiac and ophthalmic diseases entailing mitochondrial dysfunction. We are studying elamipretide in the following indications:

•	Barth syndrome, or Barth, for which we have conducted a Phase 2/3 clinical trial and a retrospective natural history comparative control efficacy study in the United States;
•

Geographic atrophy, or GA, an advanced form of dry age-related macular degeneration, for which we have conducted a Phase 1 clinical trial in the United States and in March 2019 initiated a Phase 2b clinical trial in the United States; and

•	Leber’s hereditary optic neuropathy, or LHON, for which we have conducted a Phase 2 clinical trial in the United States.

We are evaluating the potential for additional clinical trials in cardiomyopathy associated with Duchenne’s muscular dystrophy, or DMD, and Friedreich’s ataxia, or FDRA, which are phenotypically similar to the Barth cardiac phenotype assessed in our Barth program. We hope to initiate a clinical development program for elamipretide in rare cardiomyopathy by early 2021. We expect to initiate a Phase 3 global clinical trial for LHON when resources permit, but in no event earlier than 2021.

Elamipretide has been generally well tolerated in over 900 subjects exposed to it systemically and 53 subjects exposed to it topically as of December 31, 2019.

Our second clinical product candidate, SBT-272, is a novel peptidomimetic that has been shown to increase adenosine triphosphate, or ATP, production and decrease levels of reactive oxygen species, or ROS, in dysfunctional mitochondria in preclinical studies. In early experiments, SBT-272 demonstrated higher mitochondrial uptake, greater concentrations in the brain, and improved oral bioavailability relative to elamipretide. We are developing SBT-272 for rare neurological diseases involving mitochondrial dysfunction. We initiated a Phase 1 clinical trial in healthy subjects in January 2020, and we are conducting preclinical studies in amyotrophic lateral sclerosis, or ALS, and multiple system atrophy, or MSA, models to inform our decisions regarding our first Phase 2 indication.

We have discovered and own over 100 compounds, including SBT-272, SBT-259, and the SBT-550 family, that also target the mitochondria and form the basis of our broad proprietary pipeline of mitochondria-targeted product candidates. We are evaluating compounds in the SBT-259 family, including SBT-20 and SBT-259, as well as compounds in the SBT-550 family, for rare neurological indications. In addition, our internal discovery platform has generated a library of differentiated proprietary compounds which could have clinical benefit for diseases related to mitochondrial dysfunction and from which we plan to designate potential product candidates. We may also utilize certain of these compounds as part of our carrier platform, in which they could potentially serve as scaffolds to deliver other beneficial compounds to the mitochondria.

In January 2020, we adopted a strategic organizational restructuring plan, and reduced workforce by approximately 60% of our personnel. In connection with the reduction in workforce, we anticipate incurring a one-time charge totaling approximately $2.3 million related to termination benefits and other related charges in the first quarter of 2020.

Since our inception in 2006, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing our proprietary technology, identifying potential product candidates and conducting preclinical and clinical studies of our product candidates. We have not generated any product revenue and have financed our operations primarily through the private placement of Series A convertible preferred shares and convertible notes, borrowings under a term loan, and through our February 2019 initial public offering, or IPO. As of December 31, 2019, we raised an aggregate of $507.7 million in gross proceeds from the sale of Series A convertible preferred shares, the issuance of convertible promissory notes, a term loan and the sale of ordinary shares and the issuance of ADSs in our IPO, as well as gross proceeds received from Alexion Pharmaceuticals, Inc., or Alexion. In October 2019, we entered into an option agreement, or the Agreement, and the share purchase agreement, or the Equity Agreement (collectively referred to as the Alexion Arrangement), with Alexion. As of December 31, 2019, our principal source of liquidity was cash and cash equivalents, which totaled $50.8 million. Alexion terminated the Agreement in January 2020 and, as such, no there will be no further payments under the Alexion Arrangement.

As of December 31, 2019, we had an accumulated deficit of $498.0 million. Our net loss was $71.7 million, $96.7 million and $82.9 million for the years ended December 31, 2019, 2018 and 2017, respectively. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses and significant expenses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly as we:

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

We believe our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements through the third quarter of 2020. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern within one year after the issuance date of our consolidated financial statements for the year ended December 31, 2019. See Note 1 to our consolidated financial statements for additional information on our assessment. We do not expect to generate revenues from product sales unless and until we successfully complete development and obtain regulatory approval for a product candidate, which is subject to significant uncertainty. We currently use contract research organizations, or CROs, and contract manufacturing organizations, or CMOs, to carry out our preclinical and clinical development activities, and we do not yet have a commercial organization. If we obtain regulatory approval for our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Accordingly, we may seek to fund our operations through public or private equity or debt financings or other sources, including strategic collaborations. We may, however, be unable to raise additional funds or enter into such other arrangements when needed on favorable terms, if at all. Our failure to raise capital or enter into such other arrangements as and when needed would have a negative impact on our financial condition and our ability to develop our current product candidates, or any additional product candidates, if developed.

Financial Overview

Revenue

We have not generated any revenue from product sales and do not expect to do so in the near future. We expect that any revenue will be less than our expenses for the foreseeable future and that we will experience increasing losses as we continue our development of, and seek regulatory approvals for, our product candidates and begin to commercialize any approved products. Our ability to generate revenues for any product candidate for which we receive regulatory approval will depend on numerous factors, including competition, commercial manufacturing capability and market acceptance of our products.

Our revenue to date was generated from the Alexion Arrangement. We received a non-refundable upfront payment of $15.0 million under the terms of the Agreement and $15.0 million under the Equity Agreement with Alexion. We recognized revenue as it relates to the Alexion Arrangement under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or ASC 606.  In accordance with ASC 606, the Agreement and the Equity Agreement were deemed to be one arrangement, and any premium paid on the Equity Agreement was deemed to be included in the transaction price and allocated to the performance obligation identified. Alexion terminated the Agreement in January 2020 and as such, no additional revenue will be recognized under the Alexion Arrangement.

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

	Year Ended December 31,
	2019	2018	2017
	(in thousands)
Product expenses:
Elamipretide	$20,633	$31,961	$40,530
SBT-20	2	620	1,697
SBT-272	2,143	806	—
Total costs directly allocated to products	22,778	33,387	42,227
Expenses not directly allocated to products:
Research and development programs	1,615	3,100	6,179
Consultants and professional expenses	6,547	5,756	4,457
Employee expenses including cash compensation, benefits and share-based compensation	13,664	10,819	10,357
Total expenses not directly allocated to products	21,826	19,675	20,993
Total research and development expenses	$44,604	$53,062	$63,220

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

We anticipate that our general and administrative expenses will increase in the future to support continued research and development activities, potential commercialization of our product candidates and increased costs of operating as a public company. These increases will likely include costs related to the hiring of additional personnel and fees to outside consultants, attorneys and accountants, among other expenses. We expect the increased costs associated with being a public company to include expenses related to services associated with maintaining compliance with the requirements of Nasdaq and the SEC, director and officer insurance and investor and public relations costs

Other Income (Expense), Net

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

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with GAAP. We believe that several accounting policies are important to understanding our historical and future financial performance. We refer to these policies as critical because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and we could have used different estimates which also would have been reasonable. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our consolidated financial statements appearing elsewhere in this annual report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Our revenue to date was generated from the Alexion Arrangement. We adopted the revenue standard ASC 606 as of January 1, 2019. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as collaboration arrangements and leases.  Prior to 2019, we did not have any revenue-generating arrangements and, therefore, there was no transition impact from the adoption of ASC 606.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Upon the contract inception we determine whether the contract is within the scope of ASC 606. If the contract is within the scope of ASC 606, we assess the goods or services promised within the contract, to determine whether the promised good or service is distinct for the purpose of identifying the performance obligations in the contract. This assessment involves subjective determinations and requires management to make judgments about the individual promised goods or services and whether such are separable from the other aspects of the contractual relationship. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct); and (ii) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract). In assessing whether a promised good or service is distinct in the evaluation of an arrangement subject to ASC 606, we considered factors such as the research, manufacturing and commercialization capabilities of the collaboration partner or customer and the availability of the associated expertise in the general marketplace. We also consider the intended benefit of the contract in assessing whether a promised good or service is separately identifiable from other promises in the contract. If a promised good or service is not distinct, we are required to combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.

The transaction price is then determined and allocated to the identified performance obligations in proportion to their standalone selling prices. Determining the standalone selling prices for performance obligations requires significant judgment. However, we identified only one performance obligation and as such were not required to estimate the standalone selling price.

If an arrangement includes milestone payments, we evaluate whether the milestones are considered probable of being reached and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control are generally not considered probable of being achieved until those milestones have occurred.

In determining the transaction price, we adjust the consideration for the effects of the time value of money if the timing of payments provides us with a significant benefit of financing. We do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less. We assessed our revenue-generating arrangement in order to determine whether a significant financing component exists and concluded that a significant financing component does not exist in the arrangement. We also assess if contracts entered on or near the same time with the same customer should be accounted for as a single contract, and if any portion of consideration received should be allocated to the transaction price.

We then recognize as revenue, the amount of the transaction price that is allocated to the respective performance obligation when (or as) each performance obligation is satisfied at a point in time or over time. Revenue is recognized over time if either: (i) the customer simultaneously receives and consumes the benefits provided by the entity’s performance; (ii) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. If the entity does not satisfy a performance obligation over time, the related performance obligation is satisfied at a point in time by transferring the control of a promised good or service to a customer.

In December 2019, we completed our performance obligation under the Agreement and recognized total revenue of $21.1 million in accordance with the criteria prescribed under ASC 606. See Note 2 to our 2019 consolidated financial statements.

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

Share-based Compensation

We account for share-based compensation awards in the consolidated statements of operations based on their grant-date fair value. We recognize compensation costs related to employees based on the estimated fair value of the awards on the date of grant and over the associated service periods, using the straight-line method. The options vest in accordance with the terms of the applicable agreements and expire no later than ten years after the date of grant. Compensation expense is recognized for the fair value of the consideration received, or the equity instruments issued, whichever is more reliably measurable. We measure share-based awards granted to non-employees based on the fair value of the award on the date on which the related service is complete. Compensation expense is recognized over the period during which services are rendered by such non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of our ordinary shares and updated assumption inputs in the Black-Scholes option-pricing model, or Black-Scholes.

We estimate the fair value of our share-based awards to employees and non-employees using Black-Scholes, which requires the input of assumptions, some of which are highly subjective, including:

•	expected volatility of our ordinary shares;
•	expected term of the award;
•	risk-free interest rate; and
•	expected dividends.

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

Share-based compensation totaled $3.2 million, $1.3 million and $1.3 million for the years ended December 31, 2019, 2018, and 2017, respectively. As of December 31, 2019, 2018 and 2017, unrecognized compensation expense related to non-vested options, net of related forfeiture estimates, was $7.5 million, $2.0 million and $1.8 million, respectively. We expect to recognize our remaining share-based compensation expense as of December 31, 2019 over a weighted-average remaining vesting period of approximately 2.95 years. We expect our share-based compensation expense to increase in future periods due to the potential increase in the value of our ordinary shares and future option grants to new and current employees, directors and consultants.

Determination of the Fair Value of Ordinary Shares on Grant Dates

Following our IPO, the fair value of our ordinary shares is being determined based on the quoted market price of our ADSs. We have historically granted share options at exercise prices not less than the fair value of our ordinary shares. Prior to the IPO, our board of directors has determined the fair value of our ordinary shares considering, in part, the work of an independent valuation specialist. Prior to the IPO, our board of directors determined the estimated per share fair value of our ordinary shares at various dates considering contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-held Company Equity Securities Issued as Compensation, or the Practice Aid.

Prior to the IPO, our ordinary share valuations were prepared using the Hybrid Method. The Hybrid Method is a hybrid between the Probability Weighted Expected Returns Method and the option-pricing method, or OPM. It is used to estimate the probability weighted value across multiple scenarios, but uses OPM to estimate the allocation of value within one or more of those scenarios. The market approach was selected to determine our enterprise value under various IPO and merger and acquisition, or M&A, scenarios, and OPM was utilized to allocate the value between the share classes under an M&A scenario, resulting in a value for the ordinary shares.

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

Results of Operations

Comparison of the Years Ended December 31, 2019, 2018 and 2017

The following tables summarizes our results of operations for the years ended December 31, 2019, 2018 and 2017, together with the dollar change in those items on a year over year basis:

	Year Ended December 31,		Dollar
	2019	2018	Change
	(in thousands)
Revenue	$21,087	$—	$21,087
Operating expenses:
Research and development	44,604	53,062	(8,458)
General and administrative	22,315	22,217	98
Total operating expenses	66,919	75,279	(8,360)
Loss from operations	(45,832)	(75,279)	29,447
Other expense	(25,896)	(21,433)	(4,463)
Net loss	$(71,728)	$(96,712)	$24,984

	Year Ended December 31,		Dollar
	2018	2017	Change
	(in thousands)
Operating expenses:
Research and development	$53,062	$63,220	$(10,158)
General and administrative	22,217	16,500	5,717
Total operating expenses	75,279	79,720	(4,441)
Loss from operations	(75,279)	(79,720)	4,441
Other income/(expense)	(21,433)	(3,190)	(18,243)
Net loss	$(96,712)	$(82,910)	$(13,802)

Revenue

Revenue was $21.1 million in 2019, compared to $0 in 2018.  Revenue represents non-refundable upfront payments under the Alexion Arrangement that were recognized in full in accordance with ASC 606 as we completed our performance obligation in 2019. Alexion terminated the Agreement in January 2020, and as such, no additional revenue will be recognized under the Alexion Arrangement.

Research and Development Expenses

Research and development expenses decreased by $8.5 million to $44.6 million for the year ended December 31, 2019, from $53.1 million for the year ended December 31, 2018. This decrease was primarily from a net decrease of $8.5 million in clinical trial costs due to the timing of trials that ended in 2018, a $2.8 million decrease in contract manufacturing, and a $0.9 million decrease in discovery related expenses due to timing of activities. These decreases were offset in part by increases of $3.6 million in employee and consultant related expenses driven by continued build-out of clinical, medical affairs and regulatory functions and $0.1 million in other costs.

Research and development expenses decreased by $10.2 million to $53.1 million for the year ended December 31, 2018, from $63.2 million for the year ended December 31, 2017. This decrease was primarily due to a $10.4 million decrease in clinical trial related costs as our cardiovascular clinical trials ended during early 2018, offset by an increase in costs of approximately $1.3 million for our primary mitochondrial myopathy studies, for which we incurred expenses for a full year in 2018. Manufacturing costs decreased $1.1 million as a result of the timing of production activities.

General and Administrative Expenses

General and administrative expenses increased by $0.1 million to $22.3 million for the year ended December 31, 2019, from $22.2 million for the year ended December 31, 2018. The increase in administrative expenses was primarily attributable to an increase of $3.3 million in employee related costs, a $2.3 million net increase in pre-commercial activities including building market disease awareness, and a $1.7 million increase in professional services for activities attributable to operating as a public company, offset by a decrease of $6.7 million in costs associated with our 2018 financing efforts and decrease in legal intellectual property costs of $0.5 million.

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

Other Expense

Other expense increased by $4.5 million to $25.9 million for the year ended December 31, 2019 from $21.4 million for the year ended December 31, 2018. The increase in other expense is primarily attributable to a $22.7 million loss on extinguishment of debt recorded in conjunction with the IPO and a $0.7 million change period over period in the fair value adjustments of the warrant liability. These increases were offset by a $3.4 million change in period over period fair value adjustments of the derivative liability associated with the convertible debt, a decrease in interest expense of $14.7 million mostly related to the convertible debt and an increase in interest income of $0.8 million.

Other expense was $21.4 million for the year ended December 31, 2018, consisting primarily of the amortization of the debt discount as a result of the exchange note with MVIL and additional debt with new investors, and interest expense incurred on the additional debt obtained during the year. Other expense was $3.2 million for the year ended December 31, 2017, consisting primarily of interest expense in connection with convertible promissory notes issued in 2017 and interest expense related to our term loan facility, which we entered into in June 2017.

Contractual Obligations

We enter into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants and other vendors for clinical supply, manufacturing or other services.

We have entered into several license agreements with Cornell Research Foundation, Inc., a subsidiary of Cornell University, or Cornell, and Institut de recherches cliniques de Montréal, or the IRCM, pursuant to which Cornell and IRCM granted us an exclusive, worldwide rights under patents related to elamipretide, SBT-20 and other technology. In connection with the licenses granted under the original Cornell agreement, we issued Cornell 666,667 ordinary shares. With respect to the other Cornell license agreements, we paid Cornell upfront license fees of $60,000 and are obligated to pay Cornell royalties on net sales, if any, by us and our sublicensees of any licensed product. Subject to specified reductions and royalty offsets, such royalties are calculated as a tiered, low-to-mid single digit percentage of net sales of licensed products under each of the Cornell license agreements, except that for licensed products under the original Cornell agreement, such royalties are calculated as a tiered, low single-digit to sub-teen double-digit percentage of net sales, depending on patent coverage, amount of net sales and type of licensed product. Our obligation to pay royalties as to any licensed product extends until the later of the expiration of the last-to-expire valid claim of any licensed patent covering such licensed product or 15 years after the date of our first commercial sale of such licensed product. If a licensed product is covered by licenses granted under the original Cornell agreement and another Cornell license agreement, then, for each unit of product, royalties will only be due under the original Cornell agreement.

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

Recent Accounting Pronouncements

Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to the consolidated financial statements includes a discussion of recent accounting pronouncements. There were no new accounting pronouncements adopted during 2019 that had a material effect on our consolidated financial statements.

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

Quantitative and Qualitative Disclosures about Market Risk

We are minimally exposed to market risk related to changes in interest rates. As of December 31, 2019, we had cash and cash equivalents of $50.8 million, consisting primarily of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are held in short-term money market funds. We do not believe we are materially at risk to sudden drops in interest rates based on the amounts subject to these potential changes.

Our Term Loan Facility has a floating per annum rate equal to the greater of (i) the Wall Street Journal prime rate plus 5.5% or (ii) 9.5%, which exposes us to market interest rate risk when we have outstanding borrowings. As of December 31, 2019, we had $16.5 million of outstanding borrowings under the Term Loan Facility. Assuming our outstanding debt remains constant for an entire year and the applicable annual interest rate increases or decreases by 1.0%, our annual interest expense would increase or decrease by $0.2 million.

B.	Liquidity and capital resources.

Overview

We have funded our operations from inception through December 31, 2019 primarily through aggregate gross proceeds of $507.7 million from the sale of Series A convertible preferred shares, the issuance of convertible promissory notes, a term loan and the sale of ordinary shares and the issuance of ADSs in our IPO, as well as gross proceeds received under the Alexion Arrangement. As of December 31, 2019, we had cash and cash equivalents of $50.8 million.

Indebtedness

Term Loan Facility

On June 30, 2017, we entered into a loan and security agreement, or the LSA, with Hercules Capital, Inc., or Hercules, which we refer to as the Term Loan Facility. The Term Loan Facility was amended in March, July and October of 2018 and March and October of 2019. We have borrowed an aggregated principal amount of $20.0 million as of December 31, 2019.

Borrowings under the Term Loan Facility bear interest at a floating per annum rate equal to the greater of (i) the Wall Street Journal prime rate plus 5.5% or (ii) 9.5%. In an event of default, as defined in the LSA, the interest rate applicable to borrowings under such agreement will be increased by 4.0%. Interest payments are due monthly in arrears. Under the Term Loan Facility, as amended, we make interest only payments through January 31, 2020, at which time payments are made in monthly installments of principal and interest, continuing through the scheduled maturity date of January 1, 2021.

We may voluntarily prepay all, but not less than all, of the outstanding principal at any time prior to the maturity date, subject to a prepayment fee, which ranges from 0.5% to 3.0% of the outstanding principal depending on when the prepayment is made. A final payment of $1.3 million is due upon the earlier to occur of the maturity of the loan, the acceleration or prepayment of all outstanding principal or the termination of the Term Loan Facility.

Borrowings under the Term Loan Facility are secured by a first priority lien on all of our assets, excluding our intellectual property. We have agreed to a negative pledge on our intellectual property. The Term Loan Facility contains customary events of default and affirmative and negative covenants, including restrictions on our ability to pay dividends and incur additional debt, but does not contain any financial covenants. An event of default had not occurred as of December 31, 2019.

In connection with our entry into the Term Loan Facility, we issued to Hercules a warrant to purchase our ordinary shares. For a description of the warrant, see “Description of Share Capital and Articles of Association—Warrant” in our prospectus dated February 14, 2019, filed with the SEC pursuant to Rule 424(b), which information is incorporated by reference in this annual report.

Convertible Notes

Between February and September 2017, pursuant to a note purchase agreement with MVIL, as the same was amended and restated, we issued convertible promissory notes to MVIL in an aggregate principal amount of $50.0 million, or the 2017 Shareholder Notes.

In January 2018, we entered into a note exchange agreement with MVIL pursuant to which MVIL exchanged the 2017 Shareholder Notes for a new convertible note in the principal amount of $52.4 million representing the aggregate principal amount of the 2017 Shareholder Notes plus accrued interest, or the January 2018 Shareholder Note. The January 2018 Shareholder Note accrued interest at 7% per annum, which compounded annually, and upon such compounding, was added to the outstanding principal amount.

In January 2018, we entered into a note purchase agreement with new investors pursuant to which we issued convertible promissory notes in the aggregate principal amount of $50.0 million, or the 2018 New Investor Notes. The 2018 New Investor Notes accrued interest at 7% per annum, which compounded annually, and upon such compounding, was added to the outstanding principal amount.

In October 2018, we entered into a note purchase agreement with MVIL pursuant to which we issued to MVIL three notes in the aggregate principal amount of $30.0 million in October 2018, December 2018 and January 2019, or the MVIL Notes. The MVIL Notes had substantially the same terms as the January 2018 Shareholder Note except that a qualified financing is limited to a U.S. initial public offering and that there is no change of control conversion feature.

The outstanding principal amount and accrued interest plus a 25% premium of the 2017 Shareholder Notes, the January 2018 Shareholder Note, the 2018 New Investor Notes and the MVIL Notes automatically converted into 175,210,373 ordinary shares upon the closing of our IPO on February 20, 2019.

We refer to the January 2018 Shareholder Note, the 2018 New Investor Notes, and the MVIL Notes collectively as the 2018 Notes.

Cash Flows

The following table provides information regarding our cash flows for each of the years presented:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(47,984)	$(72,078)	$(69,835)
Investing activities	(130)	(12)	(173)
Financing activities	88,027	78,826	64,417
Net increase (decrease) in cash and cash equivalents	$39,913	$6,736	$(5,591)

Net Cash Used in Operating Activities

The use of cash for operating activities in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities decreased by $24.1 million to $48.0 million during the year ended December 31, 2019, from $72.1 million year ended December 31, 2018. Cash used in operating activities during the year ended December 31, 2019, consisted of our net loss of $71.7 million, partially offset by non-cash charges of $27.3 million, which includes $22.7 million loss on extinguishment of 2018 Notes, $3.2 million in share-based compensation, $3.0 million in amortization of the debt discount, $1.7 million in non-cash interest expense and $0.6 million in other non-cash charges, offset by a $2.8 million change in fair value of derivative liability. Changes in operating assets and liabilities included $5.9 million in decreases in accounts payable, accrued expenses and other current liabilities and a $1.2 million increase in prepaid expenses and other current assets.

Net cash used in operating activities increased by $2.3 million to $72.1 million during the year ended December 31, 2018, from $69.8 million year ended December 31, 2017. Cash used in operating activities during the year ended December 31, 2018, consisted of our net loss of $96.7 million, partially offset by non-cash charges of $21.3 million, which includes $12.3 million in amortization of the debt discount as a result of the exchange note with MVIL and additional debt with new investors, $7.1 million in non-cash interest expense, $1.3 million in share-based compensation and $0.6 million in other non-cash charges. Changes in operating assets and liabilities included $4.1 million in increases in accounts payable, accrued expenses and other current liabilities and a $0.6 million decrease in prepaid expenses and other current assets.

Net Cash Used in Investing Activities

Net cash used in investing activities was $0.1 million during the year ended December 31, 2019, $12,000 during the year ended December 31, 2018 and $0.2 million during the year ended December 31, 2017.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $88.0 million during the year ended December 31, 2019, compared to $78.8 million during the year ended December 31, 2018. Cash provided by financing activities during the year ended December 31, 2019, was primarily attributable to the receipt of $78.2 million in connection with the issuance of ordinary shares in the IPO, $8.9 million in connection with the issuance of ordinary shares, $5.0 million in connection with the issuance of convertible promissory notes to a shareholder, offset in part by $2.8 million of payments made on the Term Loan Facility, $1.3 million of payments for deferred financing costs and $0.1 million related payments of debt issuance costs.

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

Funding Requirements

We expect our expenses to increase in connection with our ongoing clinical activities, particularly as we continue to develop and conduct clinical trials with respect to elamipretide and new compounds, including our ongoing and planned clinical trials; advance the development of pipeline programs; initiate new research and preclinical development efforts; and seek marketing approval for any product candidates that we successfully develop. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to establishing sales, marketing, distribution and other commercial infrastructure to commercialize such products. We have incurred, and expect to continue to incur, additional costs associated with operating as a public company.

Our existing cash and cash equivalents will not be sufficient to support our clinical development of elamipretide and SBT-272 for rare cardiomyopathies and neurological indications and rare and common ophthalmic indications, our planned Phase 3 trial for LHON or any clinical development for SBT-259, SBT-550 or any other product candidates we may develop in the future. We will be required to expend significant funds in order to advance the development of elamipretide, SBT-272, SBT-259 and SBT-550, as well as any other product candidates we may develop in the future. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We believe that our existing cash and cash equivalents as of December 31, 2019 will be sufficient to meet our cash commitments through the third quarter of 2020.

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

•	subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;
•	our headcount growth and associated costs if and as we expand our research and development and establish a commercial infrastructure;
•	costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
•	costs of operating as a public company.

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

C.	Research and development, patents and licenses, etc.

Full details of our research and development activities and expenditures are given in “Item 4.B. —Business Overview” and “Item 5.A. —Operating Results” within this annual report.

D.	Trend information.

See “Item 5.A. —Operating Results” and “Item 5.B. —Liquidity and Capital Resources” within this annual report.

E.	Off-balance sheet arrangements.

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under the applicable regulations of the SEC.

F.	Tabular disclosure of contractual obligations.

Our contractual obligations relate to the lease of our office space and a term loan facility. We have summarized in the table below our fixed contractual cash obligations as of December 31, 2019.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating leases	$708	$708	$—	$—	$—
Term loan facility(1)	17,844	14,958	2,886	—	—
Total	$18,552	$15,666	$2,886	$—	$—

(1)

Represents principal amount of the outstanding term loan as of December 31, 2019 as well as an end of term charge of $1.3 million due under the LSA. The loan is subject to variable interest that will be calculated as payments become due.

G.	Safe harbor.

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

Name	Age	Position
Executive Officers
Irene (Reenie) McCarthy	55	Chief Executive Officer, Director
Robert Weiskopf	69	Chief Financial Officer
Brian D. Blakey, Pharm.D.	58	Chief Business Officer
James R. Carr, Pharm.D.	57	Chief Clinical Development Officer
Non-Employee Directors
Gerald L. Chan, Sc.D.	69	Director, Chairman of the Board
Lu Huang, M.D.(1)	46	Director
Francis W. Chen, Ph.D.(2)(3)	71	Director
Kevin F. McLaughlin(2)(3)	63	Director
Edward P. Owens(1)	73	Director
Louis Lange, M.D., Ph.D.(1)(2)	71	Director

(1)	Member of Remuneration Committee
(2)	Member of Audit Committee
(3)	Member of Nominating Committee

Executive Officers

Irene (Reenie) McCarthy has served as a Director of Stealth BioTherapeutics Corp since June 2018 and as Chief Executive Officer of Stealth BioTherapeutics Corp since October 2018. She has served as Chief Executive Officer of Stealth Delaware since February 2016, as President and Secretary of Stealth Delaware since August 2015 and as a director of Stealth Delaware since July 2009. Prior to Stealth, Ms. McCarthy was a member of the investment team at Morningside Technology Advisory, LLC (and affiliates), a private advisory company, from January 2009 to April 2016, and she remains a director of Morningside Technology Advisory, LLC. She has served as a director for numerous private biotechnology companies developing drugs across a broad spectrum of therapeutic focus areas. She holds a J.D. from the University of Pennsylvania Law School and a B.A. in English and Political Science from Bates College. We believe that Ms. McCarthy is qualified to serve on our board of directors because of her extensive experience investing in life sciences companies, her service on several life science company boards and her decade of service to our company, as an investor, board member and officer.

Robert Weiskopf has served as Chief Financial Officer of Stealth Delaware since September 2019. Mr. Weiskopf previously served as Chief Financial Officer and Treasurer of ArQule, Inc., a biopharmaceutical company, from May 2015 to March 2019 and as Vice President of Finance, Corporate Controller, and Treasurer of ArQule, Inc. from February 2007 to May 2015. Mr. Weiskopf is a Certified Public Accountant and holds a B.S.B.A. magna cum laude and M.S.B.A. in accounting from the University of Massachusetts at Amherst.

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

Non-Employee Directors

Gerald L. Chan, Sc.D., was appointed as a Director of Stealth BioTherapeutics Corp and as Chairman of the Board in June 2018. He has served as a director of Stealth Delaware since October 2007. Dr. Chan co-founded the Morningside group in 1986. He has been a member of the board of directors of Hang Lung Group Limited since 1986. He served on the board of directors of Aduro Biotech Inc. (Nasdaq: ADRO) from 2014 until 2018, and currently serves as a member and the chairman of the board of Apellis Pharmaceuticals, Inc. (Nasdaq: APLS). Dr. Chan received a B.S. and M.S. in engineering from the University of California, Los Angeles, and a M.S. in medical radiological physics and an Sc.D. in radiation biology from Harvard University. He did his post-doctoral training at the Dana-Farber Cancer Institute as a fellow of the Leukemia Society of America. We believe that Dr. Chan is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of life sciences companies.

Lu Huang, M.D., was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. Dr. Huang joined the Morningside group in October 2003 and leads the Morningside life science investment team in China. She has led over a dozen healthcare and life sciences investments in China and serves as a director in a number of portfolio companies including MicuRx Pharmaceuticals, Inc. Dr. Huang obtained her M.D. from Shanghai Jiao Tong University School of Medicine (formerly known as Shanghai Second Medical University) and subsequently worked at the University affiliated hospital. She holds an M.B.A. from St. John’s University. We believe Dr. Huang is qualified to serve on our board of directors because of her extensive experience serving on the boards of directors of life sciences companies and her medical insights.

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

Edward P. Owens was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since May 2017. Mr. Owens has been a Director of Ironwood Pharmaceuticals, Inc. (Nasdaq: IRWD) since March 2013. He is a retired Partner of Wellington Management Company LLP and the founding portfolio manager of Vanguard Health Care Fund, which he managed from 1984 until his retirement at the end of 2012. Mr. Owens holds a B.S. in Physics from the University of Virginia and an M.B.A. from Harvard Business School. We believe Mr. Owens is qualified to serve on our board of directors because of his experience in serving on the board of directors of life sciences companies, as well as his investment expertise.

Louis Lange, M.D., Ph.D., was appointed as a Director of Stealth BioTherapeutics Corp in July 2019. Dr. Lange is currently a general partner at Asset Management Ventures, an investment firm, where he has worked since June 2009. Dr. Lange was the co-founder and served as the President and Chief Executive Officer of Cardiogen Sciences, Inc., a biotechnology company, from April 2014 until it was acquired by Audentes Therapeutics, Inc. (Nasdaq: BOLD) in August 2015. Dr. Lange also co-founded CV Therapeutics, Inc. in 1990 and served as the Chairman, Chief Executive Officer and Chief Scientific Officer until it was acquired by Gilead Sciences, Inc. (Nasdaq: GILD) in 2009. Dr. Lange has also served as the Chief of Cardiology and Professor of Medicine at Jewish Hospital at Washington University. Dr. Lange has served as a member of Audentes Therapeutics, Inc.’s board of directors since August 2015 and served on the board of directors of Maxygen, Inc. from December 2005 to August 2013, CymaBay Therapeutics, Inc. (Nasdaq: CBAY) from November 2003 to October 2015, and Esperion Therapeutics, Inc. (Nasdaq: ESPR) from February 2010 to May 2014. Dr. Lange also serves as a member of the Board of Trustees at the University of Rochester, The Gladstone Foundation, is a senior advisor to Gilead and was on the board of directors of BIO (the trade organization of biotech companies) from 1998 to 2009, as well as other private companies. Dr. Lange holds a B.A. from the University of Rochester, an M.D. from Harvard Medical School and a Ph.D. from Harvard University. We believe Dr. Lange is qualified to serve on our board of directors because of his experience in serving in leadership positions at and on the board of directors of life sciences companies, as well as his investment expertise.

Family Relationships

There are no family relationships among any of our directors or executive officers.

B.	Compensation.

For the year ended December 31, 2019, the aggregate compensation accrued or paid to our executive officers for services in all capacities was $2.4 million plus option awards exercisable for 8,848,750 ordinary shares at a weighted-average exercise price of $0.98 per share. Options for 8,148,750 shares expire on February 28, 2029 and options for 700,000 shares expire on September 25, 2029. The compensation that we pay to our Chief Executive Officer Reenie McCarthy, who is also a Director, is received solely in her capacity as Chief Executive Officer.

For the year ended December 31, 2019, the aggregate compensation accrued or paid to our non-employee directors for services in all capacities was $0.3 million plus option awards exercisable for 875,000 ordinary shares at a weighted-average average exercise price of $1.02 per share. Options for 725,000 shares expire on February 28, 2029 and options for 150,000 shares expire on July 23, 2029.

We have adopted a non-employee director compensation policy that provides to each non-employee director:

•	$40,000 per year for his or her service as a non-employee director;
•	$8,000 per year per committee for his or her service as the audit, remuneration and/or nomination committee chair;
•	$5,000 per year per committee for his or her service as an audit, remuneration and/or nomination committee member (other than for the committee chair); and
•	at the discretion of the board of directors, an annual grant of options or restricted share units in respect of ordinary shares.

The following table sets forth information concerning outstanding equity awards for each of our non-employee directors as of December 31, 2019:

	OPTION AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Gerald L. Chan, Sc.D.	2,500,000	—	0.84	8/26/2024
	27,188	117,812	1.02	2/28/2029
Francis W. Chen, Ph.D.	50,000	—	0.45	12/13/2022
	27,188	117,812	1.02	2/28/2029
Vincent Cheung (1)	—	—	—	—
Lu Huang, M.D.	—	—	—	—
Stephen Law (1)	—	—	—	—
Kevin F. McLaughlin	34,375	15,625	1.38	03/15/2027
	27,188	117,812	1.02	2/28/2029
Edward P. Owens	32,292	17,708	1.38	5/23/2029
	27,188	117,812	1.02	2/28/2029
Louis Lange	—	150,000	1.01	7/23/2029
(1)	Messrs. Cheung and Law resigned from our board in July 2019.

We also reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our board of director and committee meetings.

Equity and Non-Equity Incentive Plans

The four equity incentive plans described in this section are our 2019 share incentive plan, as amended, or the Amended 2019 Plan, our 2020 ADS incentive plan, or the ADS Plan, our 2019 employee share purchase plan, or ESPP, and our 2006 share incentive plan, as amended to date, or the 2006 Plan.

Amended 2019 Plan

Our board of directors recently approved an amendment of our 2019 share incentive plan, which became effective on March 25, 2020 upon approval from our shareholders. The Amended 2019 Plan provides for the grant of incentive share options, non-statutory share options, share appreciation rights, awards of restricted shares, restricted share units or other share-based awards. The number of our ordinary shares that is reserved for issuance under the Amended 2019 Plan is the sum of 22,692,938 shares plus (1) the number of our ordinary shares subject to outstanding awards under our 2006 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right and (2) an annual increase, or the Evergreen Provision, to be added the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2029, equal to the lowest of 31,780,518 of our ordinary shares, 4.0% of the number of ordinary shares outstanding on the first day of the fiscal year and an amount determined by our board of directors.

On January 1, 2020, prior to the amendment of our 2019 share incentive plan, 17,468,832 ordinary shares were added to the plan pursuant to the Evergreen Provision. In connection with the amendment of the plan, the number of shares reserved under the plan was reduced by 24,999,996 shares, as those shares are now reserved under the ADS Plan.

As of March 31, 2020, the total reserve under the Amended 2019 Plan is 41,700,028 shares of which 10,260,342 shares will be available for grant. Our employees, officers, directors, consultants and advisors and of any business ventures in which we have a controlling interest are eligible to receive awards under the Amended 2019 Plan; however, incentive share options may only be granted to our employees. In any calendar year, the value of awards under the Amended 2019 Plan and the ADS Plan made to any non-employee director for service as a director shall not exceed $1,000,000, unless otherwise approved by our board of directors at their discretion in extraordinary circumstances.

Pursuant to the terms of the Amended 2019 Plan, our board of directors (or a committee delegated by our board of directors) administers the Amended 2019 Plan and, subject to any limitations set forth in the Amended 2019 Plan, selects the recipients of awards and determines:

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
•

the number of our ordinary shares subject to and the terms of any share appreciation rights, awards of restricted shares, restricted share units or other share-based awards and the terms and conditions of such awards, including the issue price, conditions for repurchase, repurchase price and performance conditions (though the measurement price of share appreciation rights must be at least equal to the fair market value of our ordinary shares on the date of grant and the duration of such awards may not be in excess of ten years), if any.

In the event of any share split, reverse share split, share consolidation, share dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our ordinary shares other than an ordinary cash dividend, we are required by the Amended 2019 Plan to make equitable adjustments (or make substitute awards, if applicable), in a manner determined by our board, to:

•	the number and class of securities available under the Amended 2019 Plan;
•	the share counting rules under the Amended 2019 Plan;
•	the number and class of shares and exercise price per share of each outstanding option;
•	the share and per-share provisions and measurement price of each outstanding share appreciation right;
•	the number of shares and the repurchase price per share subject to each outstanding restricted share award; and
•	the share and per-share related provisions and purchase price, if any, of any outstanding restricted share unit award and other share-based award.

Upon a merger or other reorganization event (as defined in the Amended 2019 Plan), our board of directors may, on such terms as our board determines (except to the extent specifically provided otherwise in an applicable award agreement or other agreement between the participant and us), take any one or more of the following actions pursuant to the Amended 2019 Plan, as to some or all outstanding awards, other than restricted share awards:

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
•

in the event of a reorganization event pursuant to which holders of our ordinary shares will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (i) the number of shares of our ordinary shares subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (ii) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•

provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of exercise, measurement or purchase price thereof and any applicable tax withholdings); or

•

any combination of the foregoing. Our board of directors is not obligated by the Amended 2019 Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically. In the case of certain outstanding restricted share units, no assumption or substitution is permitted, and the restricted share units will instead be settled in accordance with the terms of the applicable restricted share unit agreement.

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

Upon the occurrence of a reorganization event involving a liquidation, winding up or dissolution, all restrictions and conditions on each outstanding restricted share award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted share award or in any other agreement between the participant and us. Our board of directors may at any time provide that any award under the Amended 2019 Plan shall become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

Except with respect to certain actions requiring shareholder approval under the Nasdaq Listing Rules, the Amended 2019 Plan, and our Articles of Association, our board of directors may amend, modify or terminate any outstanding award under the Amended 2019 Plan, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive share option into a nonstatutory share option, subject to certain participant consent requirements. Unless our shareholders approve such action, the Amended 2019 Plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

•

amend any outstanding share option or share appreciation right granted under the Amended 2019 Plan to provide an exercise or measurement price per share that is lower than the then-current exercise or measurement price per share of such outstanding award;

•

cancel any outstanding option or share appreciation right (whether or not granted under the Amended 2019 Plan) and grant in substitution therefor new awards under the Amended 2019 Plan (other than substitute awards permitted in connection with a merger or consolidation of an entity with us or our acquisition of property or share of another entity) covering the same or a different number of our ordinary shares and having an exercise or measurement price per share lower than the then-current exercise or measurement price per share of the cancelled award;

•

cancel in exchange for a cash payment any outstanding option or share appreciation right with an exercise or measurement price per share above the then-current fair market value of our ordinary shares; or

•	take any other action that constitutes a “repricing” within the meaning of the Nasdaq Listing Rules.

No award may be granted under the Amended 2019 Plan after February 14, 2029, but awards previously granted may extend beyond that date. Our board of directors may amend, suspend or terminate the Amended 2019 Plan at any time, except that shareholder approval will be required to comply with applicable law or the Nasdaq Listing Rules.

ADS Plan

In February 18, 2020, our board of directors adopted the ADS Plan, which became effective on March 25, 2020 upon approval from our shareholders.

Types of Awards

The ADS Plan provides for the grant of restricted ADSs, restricted ADS units and other ADS-based awards as described below.

Restricted ADS Awards. Restricted ADS Awards entitle recipients to acquire ADSs, subject to the right of the Company to repurchase all or part of such ADSs at their issue price or other stated or formula price (or to require forfeiture of such ADSs if issued at no cost) from the recipient in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award. Dividends paid by the Company with respect to restricted ADSs will only be paid to the recipient if and when the ADSs become free from the restrictions on transferability and forfeitability provisions that apply to such ADSs.

Restricted ADS Unit Awards. Restricted ADS Unit Awards entitle the recipient to receive ADSs, an amount of cash equal to the fair market value of the number of ADSs set forth in the applicable award agreement, or the grant of an award under the Amended 2019 Plan to be delivered at the time such award vests or is settled pursuant to the terms and conditions established by the board of directors. Restricted ADS Unit awards may provide the recipient with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of ADSs, which amount may be settled in cash and/or ADSs and may be subject to the same restrictions on transfer and forfeitability as the Restricted ADS Units with respect to which they are paid, to the extent provided in the applicable award agreement.

Other ADS-Based Awards. Under the ADS Plan, the board of directors may grant other awards of ADSs and other awards that are valued in whole or in part by reference to, or are otherwise based on, ADSs or other property. These are referred to as Other ADS-Based Awards. Other ADS-Based Awards will be available as a form of payment in the settlement of other awards granted under the ADS Plan or as payment in lieu of compensation to which a participant is otherwise entitled. Other ADS-Based Awards may be paid in ADSs, cash or awards under the Amended 2019 Plan, as the board of directors shall determine.

Number of Shares Reserved

The number of our ordinary shares that is reserved for issuance under the ADS Plan is the sum of (1) 2,083,333 ADSs plus (2) an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2021 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2030, equal to the least of (i) that number of ADSs representing 4% of the outstanding ordinary shares on such date and (ii) an amount determined by the board of directors.

If any award expires or is terminated, surrendered, canceled or forfeited in whole or in part (including as a result of ADSs subject to such award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or otherwise results in any ADSs not being issued, the unused ADSs covered by such award will again be available for grant under the ADS Plan. ADSs delivered (by actual delivery, attestation or net exercise) to the Company by a participant to satisfy tax withholding obligations with respect to awards (including ADSs retained from the award creating the tax obligation) will be added back to the number of ADSs available for the future grant of awards.

Transferability of Awards

Except as the board of directors may otherwise determine or provide in an award, awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. During the life of the participant, awards are exercisable only by the participant.

Eligibility to Receive Awards

Our employees, officers, directors, consultants and advisors and of any business ventures in which we have a controlling interest are eligible to be granted awards under the ADS Plan.

Limit on Awards to Non-Employee Directors

In any calendar year, the value of awards under the Amended 2019 Plan and the ADS Plan made to any non-employee director for service as a director (calculated based on the grant date fair value of such awards for financial reporting purposes) shall not exceed $1,000,000. The board of directors may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.

Administration

The ADS Plan is administered by the board of directors. The board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the ADS Plan and to interpret the provisions of the ADS Plan. Pursuant to the terms of the ADS Plan, the board of directors may delegate authority under the ADS Plan to one or more committees or subcommittees of the board of directors. The board of directors has authorized our Remuneration Committee to administer certain aspects of the ADS Plan, including the granting of awards to executive officers, and has authorized the Stock Option Committee of the board of directors, consisting of Ms. McCarthy to grant awards, subject to limitations set by the Board or the Remuneration Committee, to eligible participants other than members of the board of directors and executive officers. For purposes of this summary, where appropriate in the relevant context, the term “board of directors” may include the Remuneration Committee or any other committee to whom the board of directors delegates authority, as indicated in the ADS Plan.

Subject to any applicable limitations contained in the ADS Plan, the board of directors selects the recipients of awards and determines (i) the number of ADS subject to any Restricted ADS Award, Restricted ADS Unit Award or Other ADS-Based Awards and (ii) the terms and conditions of such awards, including conditions for vesting, repurchase, issue price and repurchase price, if any.

The board of directors will determine the effect on an award of the disability, death, termination or other cessation of employment, authorized leave of absence or other change in the employment or other status of a participant and the extent to which, and the period during which, the participant (or the participant’s representative) may exercise rights under the award.

The board of directors may at any time provide that any award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

Changes in Capitalization and Reorganization

We are required to make equitable adjustments (or make substitute awards, if applicable) in connection with the ADS Plan and any outstanding awards, as determined by the board of directors, to reflect share splits, share dividends, recapitalizations, spin-offs and other similar changes in capitalization or any dividends or distributions to holders of ADSs other than an ordinary cash dividend. The ADS Plan also contains provisions addressing the consequences of any reorganization event, which is defined as (a) any merger or consolidation of the Company with or into another entity as a result of which all of the ordinary shares of the Company are converted into or exchanged for the right to receive cash, securities or other property, or are cancelled, or (b) any transfer, disposition, exchange or conversion of all of the ordinary shares of the Company for cash, securities or other property pursuant to a share exchange transaction or other transaction, or (c) any liquidation or dissolution of the Company. In connection with a reorganization event, the board of directors may take any one or more of the following actions as to all or any (or any portion of) outstanding awards other than restricted ADS awards on such terms as the board of directors (except to the extent specifically provided otherwise in an applicable award agreement or another agreement between the Company and the participant):

•	provide that awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);
•

upon written notice, provide that all unvested awards will be forfeited immediately prior to the consummation of such reorganization event and/or unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of such notice;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon such reorganization event;
•

in the event of a reorganization event pursuant to which holders of our ADSs will receive a cash payment for each ADS surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (i) the number of shares of our ADSs subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (ii) the excess, if any, of the cash payment for each ADS surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award;

•

provide that, in connection with a liquidation or dissolution of the Company, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings); and

•	any combination of the foregoing.

The board of directors is not obligated by the ADS Plan to treat all awards, all awards held by a participant, or all awards of the same type, identically. In the case of certain outstanding Restricted ADS Units, no assumption or substitution is permitted, and the Restricted ADS Units will instead be settled in accordance with the terms of the applicable Restricted ADS Unit award agreement.

In connection with a reorganization event other than a liquidation, winding up or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding Restricted ADSs will inure to the benefit of the Company’s successor and will, unless the board of directors determines otherwise, apply to the cash, shares, securities or other property which the ADSs were converted into or exchanged for pursuant to the reorganization event in the same manner and to the same extent as they applied to the Restricted ADSs. The board of directors has the discretion to provide for termination or deemed satisfaction of the repurchase or other rights in the award agreement or any other agreement between the participant and the Company, either initially or by amendment. In connection with a reorganization event involving the liquidation, winding up or dissolution of the Company, except to the extent specifically provided to the contrary in the award agreement or any other agreement between a participant and the Company, all restrictions and conditions on all Restricted ADSs then outstanding will automatically be deemed terminated or satisfied.

Authorization of Sub-Plans

The board of directors may from time to time establish one or more sub-plans under the ADS Plan to satisfy applicable securities, tax or other laws of various jurisdictions. The board of directors will establish any such sub-plans by adopting supplements to the ADS Plan containing any limitations on the board of director’s discretion under the ADS Plan and any additional terms and conditions not inconsistent with the ADS Plan as the board of directors deems necessary or desirable. Any supplement adopted by the board of directors will be deemed to be part of the ADS Plan but will only apply to participants within the affected jurisdiction.

Amendment or Termination

No award may be made under the ADS Plan after the expiration of 10 years from the date on which the ADS Plan was adopted by the board, but awards previously granted may extend beyond that date. The board of directors may at any time amend, suspend or terminate the ADS Plan; provided that no amendment requiring shareholder approval under any applicable legal, regulatory or listing requirement will become effective until such shareholder approval is obtained. No award will be made that is conditioned upon shareholder approval of any amendment to the ADS Plan unless the award provides that (i) it will terminate or be forfeited if shareholder approval of such amendment is not obtained within no more than 12 months from the date of grant and (ii) it may not be exercised or settled (or otherwise result in the issuance of ADSs) prior to such shareholder approval.

Except with respect to actions requiring shareholder approval, the board of directors may amend, modify or terminate any outstanding award. A participant’s consent to such amendment will be required unless the board of directors determines that the amendment, taking into account any related action, does not materially and adversely affect the participant’s rights under the ADS Plan or that the change is permitted under the ADS Plan in connection with a change in capitalization or reorganization event.

2019 Employee Share Purchase Plan

In January 2019, our board of directors adopted, and our shareholders approved, the ESPP, which became effective on February 14, 2019. The ESPP is administered by our board of directors or by a committee appointed by our board of directors. The ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 3,972,565 ordinary shares. The number of ordinary shares reserved for issuance under the ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2030, equal to the lowest of (i) 7,945,130 ordinary shares, (ii) 1.0% of the number of ordinary shares outstanding on the first day of the fiscal year and (iii) an amount determined by our board of directors. On January 1, 2020, 4,367,208 ordinary shares were added to the ESPP pursuant to this provision.

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

•

in the event of a reorganization event under the terms of which holders of our ordinary shares will receive upon consummation thereof a cash payment for each share surrendered in the reorganization event, change the last day of the offering period to be the date of the consummation of the reorganization event and make or provide for a cash payment to each employee equal to (i) the cash payment for each share surrendered in the reorganization event times the number of ordinary shares that the employee’s accumulated payroll deductions as of immediately prior to the reorganization event could purchase at the applicable purchase price, where the acquisition price is treated as the fair market value of our ordinary shares on the last day of the applicable offering period for purposes of determining the purchase price and where the number of shares that could be purchased is subject to the applicable limitations under the ESPP minus (ii) the result of multiplying such number of shares by the purchase price; and/or

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

2006 Share Incentive Plan

Our board of directors adopted and our shareholders approved previously approved the 2006 Plan. The 2006 Plan provides for the grant of options, restricted shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, ordinary shares or other property. Our employees, officers, directors, consultants and advisers were eligible to receive awards under our 2006 Plan. Our board of directors administers the 2006 Plan.

The 2006 Plan expired in 2019 and no additional awards can be made under it. As of March 31, 2020, a total of 14,198,313 options remain outstanding under the 2006 Plan.

In the event of any share split, reverse share split, share dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of ordinary shares other than an ordinary cash dividend, we shall appropriately adjust, to the extent determined by the board of directors:

•	the number and class of securities available under the 2006 Plan;
•	the number and class of securities and exercise price per share of each outstanding option;
•	the repurchase price per share subject to each outstanding restricted share award; and
•	the terms of each other outstanding award under the 2006 Plan.

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

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all of our employees are eligible to participate. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit and have the amount of the reduction contributed to the 401(k) plan. We contribute up to 3% of an employee’s salary, subject to statutory limits. During the year ended December 31, 2019, we contributed $382,908.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they contract with a broker to buy or sell ordinary shares on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from the director or officer. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Insurance and Indemnification

Every director and officer is indemnified and secured harmless out of our assets and funds against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer (other than by reason of such director’s or officer’s own dishonesty, willful default or fraud as determined by a court of competent jurisdiction) in or about the conduct of our affairs or in the execution of such director or officer’s duties, powers, authorities or discretions, including any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning us or our affairs in any court whether Cayman Islands or elsewhere.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

C.	Board practices.

Board Composition

Our board of directors consists of Reenie McCarthy, Gerald L. Chan, Dr. Lu Huang, Francis W. Chen, Kevin F. McLaughlin, Dr. Louis Lange and Edward P. Owens. Our directors will hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. For more information on the length of time each director has served, see “Item 6.A.—Directors and Senior Management.”

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

In accordance with the terms of our Articles of Association, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

•	the class I directors are Gerald L. Chan and Edward P. Owens, and their term will expire at the annual meeting of shareholders to be held in 2023;
•	the class II directors are Dr. Louis Lange, Dr. Lu Huang and Francis W. Chen, and their term will expire at the annual meeting of shareholders to be held in 2021; and
•	the class III directors are Kevin F. McLaughlin and Reenie McCarthy, and their term will expire at the annual meeting of shareholders to be held in 2022.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of shareholders in the year in which their term expires.

As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. However, our board of directors has determined that, of our seven directors, five do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.

Board Committees

Our board of directors has established audit, remuneration and nominating committees.

Audit Committee

During the year ended December 31, 2019, the members of our audit committee were Stephen Law (who resigned from our board in July 2019), Dr. Louis Lange, Francis W. Chen and Kevin F. McLaughlin, and Kevin F. McLaughlin serves as the chair of our audit committee. Our board of directors has determined that he is an “audit committee financial expert” as defined by applicable SEC rules. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. Our audit committee’s responsibilities include:

•	appointing, approving the compensation of and assessing the independence of our registered public accounting firm;
•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;
•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
•	overseeing our internal audit function, if any;
•	discussing our risk management policies;
•	establishing procedures for the receipt and retention of accounting-related complaints and concerns;
•	meeting independently with our internal auditing staff, our independent registered public accounting firm and management;
•	reviewing and approving or ratifying any related person transactions; and
•	preparing the audit committee report required by SEC rules.

All audit services to be provided to us and all non-audit services to be provided to us by our registered public accounting firm must be approved in advance by our audit committee.

We believe that the composition of our committee meets the requirements for independence under current Nasdaq and SEC rules and regulations.

Remuneration Committee

During the year ended December 31, 2019, the members of our remuneration committee were Edward P. Owens, Dr. Louis Lange, Stephen Law (who resigned from our board in July 2019) and Dr. Lu Huang, and Edward P. Owens serves as the chair of our remuneration committee. Our remuneration committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Our remuneration committee’s responsibilities include:

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

Nominating Committee

During the year ended December 31, 2019, the members of our nominating committee were Francis W. Chen, Kevin F. McLaughlin and Vincent Chueng (who resigned from our board in July 2019), and Francis W. Chen serves as the chair of our nominating committee. Our nominating committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;
•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board of directors’ committees;
•	developing and recommending to our board of directors corporate governance principles; and
•	overseeing periodic evaluations of our board of directors.

Agreements with our Executive Officers

We have entered into offer letters with each of our executive officers that set forth the terms of the executive officer’s compensation, including his or her initial base salary and an annual cash bonus target percentage. The offer letters provide that the executive officers are eligible to participate in company-sponsored benefit programs that are available generally to all of our employees.

In addition, our offer letters with Dr. Blakey and Dr. Carr provide for the payment of six months’ base salary in the event that we terminate their employment without cause, subject to the execution of a release of claims. Under the letters, cause is defined as one or more of (i) willful malfeasant, dishonest or grossly negligent conduct that relates to us and causes us harm or damage; (ii) a continued breach of conduct required by the invention and non-disclosure agreement, including a material breach of any non-competition, non-solicitation or confidentiality covenant or under any applicable legal principle; (iii) a material breach of duty of loyalty to us; (iv) a commission of an act of fraud, theft, misappropriation or embezzlement; (v) the commission of an act of fraud, theft, misappropriation or embezzlement; or (vi) a conviction of, or pleading nolo contendere to, a felony or any other crime involving moral turpitude. Severance payments to either of Dr. Blakey or Dr. Carr could be delayed for six months in certain circumstances for compliance with Section 409A of the Internal Revenue Code of 1986, as amended, or the Code.

Code of Business Conduct and Ethics

In December 2018, our board of directors adopted a written code of business conduct and ethics, effective as of February 14, 2019, that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on the Corporate Governance section of our website, which is located at www.stealthbt.com/investors. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a report on Form 6-K.

D.	Employees.

As of December 31, 2019, we had 73 full-time employees, 45 of whom were primarily engaged in research and development activities and 25 of whom had a Ph.D. or Pharm.D. degree. All of our full-time employees are based in the United States.

In January 2020, we announced a 60% reduction in workforce as part of a strategic organizational restructuring plan, to principally align our operations around our Barth syndrome program, our Phase 2b clinical trial in GA, our Phase 1 trial of SBT-272 and our discovery programs. Consequently, as of March 31, 2020, we had 31 full time employees.

Our employees are not represented by any collective bargaining agreements.

E.	Share ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B. — Compensation” and “Item 7.A. —Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of the ordinary shares, as of February 29, 2020, except as otherwise noted, by:

•	each of our directors;
•	each of our executive officers;
•	all of our directors and executive officers as a group; and
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of the ordinary shares.

The percentage ownership calculations are based on a total of 436,720,810 ordinary shares outstanding as of February 29, 2020.

The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, ordinary shares subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of February 29, 2020 are considered outstanding, although such shares subject to options or other rights are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed shareholders is c/o Stealth BioTherapeutics Inc., 275 Grove Street, Suite 3-107, Newton, Massachusetts 02466. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
5% Shareholders
Morningside Venture (I) Investments Limited(1)	325,301,551	74.4%
Executive Officers and Directors
Reenie McCarthy (2)	5,264,646	1.2%
Robert Weiskopf (3)	128,223	*%
Brian D. Blakey, Pharm.D. (4)	1,421,974	*%
James R. Carr, Pharm.D. (5)	1,017,809	*%
Gerald L. Chan, Sc.D. (6)	2,539,271	*%
Francis W. Chen, Ph.D. (7)	89,271	*%
Lu Huang, M.D.	—	*%
Louis Lange, M.D., Ph.D.	—	*%
Kevin F. McLaughlin (8)	77,812	*%
Edward P. Owens (9)	75,729	*%
All executive officers and directors as a group (10 persons) (10)	10,614,735	2.4%

*	Less than 1%.
(1)

Based on information set forth in Schedule 13 D/A filed with the SEC on May 24, 2019. Includes: (1), 266,701,555 ordinary shares beneficially owned by Morningside Venture (I) Investments Limited (MVIL) et al., consisting of (i) 266,101,555 ordinary shares, and (ii) 600,000 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020; (2) 3,255,523 ADSs, representing 39,066,276 ordinary shares, beneficially owned by Season Pioneer Investments Limited, or SPIL; and (3) 1,627,810 ADSs, representing 19,533,720 ordinary shares, beneficially owned by Equal Talent Investments Limited, or ETIL. Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards and Raymond Long Sing Tang, the directors of MVIL, share voting and dispositive control over the shares held by MVIL. As a result, Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Tang may be deemed to possess voting and investment control over, and may be deemed to have indirect beneficial ownership with respect to, all shares held by MVIL. MVIL is ultimately beneficially owned by a family trust established by Madam Chan Tan Ching Fen. Each of Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Tang disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Tracy Gia Yunn Tsoi is the sole director of SPIL and ETIL and has sole voting and dispositive power with respect to securities held by SPIL and ETIL. SPIL is ultimately wholly beneficially owned by a trust over which Mr. Edwards has sole authority to remove the trustee. ETIL is ultimately wholly beneficially owned by a trust over which Mr. Edwards has sole authority to remove the trustee. Ms. Tsoi disclaims beneficial ownership of the securities owned directly by SPIL and ETIL, except to the extent of her pecuniary interest therein. MVIL, SPIL and ETIL may act together with respect to the voting and disposition of the securities held by such entities. The principal business address for MVIL, SPIL and ETIL is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.

(2)	Consists of 5,047,569 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020.
(3)	Consists of 102,083 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020.
(4)	Consists of 1,386,722 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020.
(5)	Consists of 983,241 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020.
(6)	Consists of 2,539,271 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020.
(7)	Consists of 89,271 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020.
(8)	Consists of 77,812 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020.
(9)	Consists of 75,729 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020.
(10)	Consists of 10,301,698 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 29, 2020.

See “Item 3.D.—Risk Factors—Risks Related to Ownership of ADSs” for a discussion of MVIL’s controlling interest in the company.

Holdings by U.S. Shareholders

Citibank N.A., or Citibank, is the holder of record for the company’s American Depositary Receipt program, pursuant to which each ADS represents 12 ordinary shares. As of December 31, 2019, Citibank held 129,210,984 million ordinary shares representing 29.6% of the issued share capital held at that date. As of December 31, 2019, we had 14 holders of record with addresses in the United States, and such holders held 3.7% of our outstanding ordinary shares. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related party transactions.

Since January 1, 2019, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Note Issuances

As of December 31, 2019, Morningside Venture (I) Investments Limited, or MVIL, beneficially owned 61.0% of our outstanding ordinary shares.

In January 2019, we issued a convertible promissory note to MVIL in a principal amount of $5.0 million, plus accrued interest, or the January Note. The January Note accrued interest at 7% per annum, which compounded annually and, upon such compounding, was added to the outstanding principal amount. The January Note was on substantially the same terms as prior notes issued to MVIL, except that a qualified financing was limited to a U.S. initial public offering and that there was no change of control conversion feature.

The outstanding principal amount and accrued interest plus a 25% premium of the January Note and other notes held by MVIL automatically converted into 108,821,182 ordinary shares upon the closing of our IPO on February 20, 2019.

IPO Participation

Two entities associated with MVIL participated in our IPO by purchasing an aggregate of 4,883,333 ADSs in the IPO at the price to the public.

Investor Agreements

In April 2006, we entered into a Subscription and Shareholders Agreement with MVIL and certain other shareholders pursuant to which we agreed to issue ordinary shares and Series A convertible preferred shares and granted certain information rights and observer rights that remain in effect. The Subscription and Shareholders Agreement terminated upon the completion of our initial public offering in 2019. In connection with the Subscription and Shareholders Agreement, we entered into a Registration Rights Agreement with certain of our shareholders, including MVIL, in April 2006 that provided for customary registration rights to holders of our ordinary shares. The Registration Rights Agreement was terminated immediately prior to the closing of our initial public offering in 2019.

Employment Agreements

See “Item 6.C.—Board practices—Agreements with Our Executive Officers” for information about agreements between us and our executive officers.

Indemnification of Officers and Directors

As more fully described in our Articles of Association, our Articles of Association provide that our board of directors and officers shall be indemnified from and against all liability which they incur in execution of their duty in their respective offices out of our assets and funds, except liability incurred by reason of such director’s or officer’s dishonesty, willful deceit or fraud. See “Item 6.B.—Compensation” of this annual report for a further discussion of these arrangements. We have entered into indemnification agreements with each of our directors.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information

A.	Consolidated statements and other financial information.

Our consolidated financial statements are appended at the end of this annual report, starting at page F-1, and incorporated herein by reference.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any material legal proceedings. We may become involved in material legal proceedings in the future.

Dividends

We have never declared or paid cash dividends to our shareholders and we do not intend to pay cash dividends in the foreseeable future.

B.	Significant changes.

Not applicable.

Item 9. The Offer and Listing

A.	Offer and listing details.

Not applicable.

B.	Plan of distribution.

Not applicable.

C.	Markets.

Not applicable.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the issue.

Not applicable.

Item 10. Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association.

On March 25, 2020, at our Annual General Meeting, our shareholders approved the increase to our authorized share capital from US$225,000 divided into 750,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each to US$360,000 divided into 1,200,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each. Subject to the update set forth in the previous sentence, the information set forth in our prospectus dated February 14, 2019, filed with the SEC pursuant to Rule 424(b), under the headings “Description of Share Capital and Articles of Association—General,” “Description of Share Capital and Articles of Association—Issued Share Capital,” “Description of Share Capital and Articles of Association—Articles of Association,” “Description of Share Capital and Articles of Association—Differences in Corporate Law,” and “Enforcement of Civil Liabilities” is incorporated herein by reference.

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

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares or ADSs by U.S. Holders (as defined below). This discussion applies to U.S. Holders of our ADSs who hold such ADSs as a capital asset (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary, and proposed U.S. Treasury Regulations, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances, including state and local tax consequences, estate tax consequences, alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	banks, insurance companies and certain other financial institutions;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	dealers or traders in securities who use a mark-to-market method of tax accounting;
•

persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;

•	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•	brokers, dealers or traders in securities, commodities or currencies;
•	tax-exempt entities or government organizations;
•	S corporations, partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies or real estate investment trusts;

•	persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee share option or otherwise as compensation;
•	persons that own or are deemed to own ten percent or more of our shares; and
•	persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment or fixed base outside the United States.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares or ADSs, the U.S. federal income tax consequences relating to an investment in such ordinary shares or ADSs will depend upon the status of the partner and the activities of the partnership.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs and is:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•

a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U. S. persons have authority to control all substantial decisions of the trust or (ii) the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.

Holders of our ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares or our ADSs, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

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

Passive Foreign Investment Company Rules

We are a foreign corporation, within the meaning of the Code. If we are classified as a passive foreign investment company, or PFIC, in any taxable year, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder as a result of that classification.

A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is passive income, or the PFIC income test; or
•

on average at least 50% of the value of its assets, determined on a quarterly basis, is attributable to assets that produce passive income (or no income) or are held for the production of passive income, or the PFIC asset test.

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from the sale or exchange of property that gives rise to passive income (or no income). Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on our estimated gross income and the average value of our gross assets, taking into account the price of our ADSs and the nature of our business, we do not believe that we were a PFIC for our tax year ended December 31, 2019, and do not currently expect to be a PFIC during our tax year ending December 31, 2020. However, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any prior or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation.

A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. The total value of our assets for purposes of the PFIC asset test frequently (though not invariably) may be inferred using the market price of our ordinary shares or ADSs, which may fluctuate considerably and thereby affect the determination of our PFIC status for any given taxable year.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares or ADSs, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year, if that distribution is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares or ADSs, and (ii) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares or ADSs, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares or ADSs. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, in the amounts generally applicable to underpayments of tax over the relevant period, will be added to the tax.

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

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares or ADSs if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable.” Our ordinary shares or ADSs will be considered marketable if they are “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our ADSs will be considered marketable as long as they remain listed on The Nasdaq Global Market and are regularly traded. A mark-to-market election will not apply to our ordinary shares or ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for our ordinary shares or ADSs.

An electing U.S. Holder generally must take into account as ordinary income each year an amount equal to the excess, if any, of the fair market value of our ordinary shares or ADSs held at the end of such taxable year over the adjusted tax basis of such ordinary shares or ADSs. The U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis of such ordinary shares or ADSs over their fair market value at the end of the taxable year, but only to the extent of any net mark-to-market gains for prior years. The U.S. Holder’s tax basis in our ordinary shares or ADSs would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares or ADSs in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains for prior years) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares or ADSs would be classified as a capital gain or loss. Once made, the election cannot be revoked without the consent of the Internal Revenue Service, or the IRS, unless the ADSs cease to be marketable.

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

Dividends on and proceeds from the sale or other disposition of our ADSs may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

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

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ADSs. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ADSs. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ADSs. Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ADSs, nor will gains derived from the disposal of the ADSs be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

Pursuant to section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations; and
•	that no such tax or any tax in the nature of estate duty or inheritance tax shall be payable on or in respect of the ADSs or ordinary shares, debentures or other obligations of ours.

The undertaking for the Company is for a period of twenty years from April 11, 2006.

F.	Dividends and paying agents.

Not applicable.

G.	Statement by experts.

Not applicable.

H.	Documents on display.

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-229097), as amended, including the prospectus contained therein, to register our ADSs, each representing 12 ordinary shares, in relation to our IPO. We have also filed with the SEC a related registration statement on Form F-6 (Registration No. 333-229509), as amended, to register our ADSs.

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

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are minimally exposed to market risk related to changes in interest rates. As of December 31, 2019, we had cash and cash equivalents of $50.8 million, consisting primarily of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are held in short-term money market funds. We do not believe we are materially at risk to sudden drops in interest rates based on the amounts subject to these potential changes.

Our Term Loan Facility has a floating per annum rate equal to the greater of (i) the Wall Street Journal prime rate plus 5.5% or (ii) 9.5%, which exposes us to market interest rate risk when we have outstanding borrowings. As of December 31, 2019, we had $16.5 million of outstanding borrowings under the Term Loan Facility. Assuming our outstanding debt remains constant for an entire year and the applicable annual interest rate increases or decreases by 1.0%, our annual interest expense would increase or decrease by $0.2 million.

Item 12. Description of Securities Other than Equity Securities

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

Up to $5.00 per 100 ADSs (or fraction thereof) issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property or upon a change in the ADS(s)-to-ordinary shares ratio)	Up to $5.00 per 100 ADSs (or fraction thereof) cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to $5.00 per 100 ADSs (or fraction thereof) held

Distribution of ADSs pursuant to (i) share dividends or other free share distributions, or (ii) exercise of rights to purchase additional ADSs	Up to $5.00 per 100 ADSs (or fraction thereof) held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to $5.00 per 100 ADS (or fraction thereof) held

ADS Services	Up to $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary

In addition, ADS holders are responsible for certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•

the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•	the expenses and charges incurred by the depositary in the conversion of foreign currency;
•	the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of deposited property.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. Not applicable

The information set forth in our prospectus dated February 14, 2019, filed with the SEC pursuant to Rule 424(b), under the headings “Use of Proceeds” is incorporated herein by reference.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the company’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer (our principal executive officer and principal financial officer). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation of our disclosure controls and procedures as of December 31, 2019, our Chief Executive Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

B. Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of our Chief Executive Officer (our principal executive officer and principal financial officer), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2019, based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2019, was effective.

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

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Kevin McLaughlin, an independent director and member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

In December 2018, our board of directors adopted a written code of business conduct and ethics, effective as of February 14, 2019, that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on the Corporate Governance section of our website, which is located at www.stealthbt.com/investors. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a report on Form 6-K.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP, our independent registered public accounting firm, as well as Deloitte Tax LLP, Deloitte Touche Tohmatsu LLC and Deloitte Advisory Limited for the periods indicated.

	Year Ended December 31,
	2019	2018
	(in thousands)
Audit fees(1)	$455	$2,389
Audit-related fees	—	—
Tax fees(2)	15	—
All other fees	—	—
Total	$470	$2,389

(1)

Audit fees totaled approximately $0.5 million for Deloitte & Touche LLP in 2019 and $0.5 million, $1.7 million and $0.2 million for Deloitte & Touche LLP, Deloitte Touche Tohmatsu LLC and Deloitte Advisory Limited, respectively, in 2018.

(2)	Tax fees consist of fees for professional services with respect to tax advisory services.

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, Deloitte & Touche LLP, including the fees and terms thereof for audit services, audit-related services, tax services and other non-audit services as described in Section 10A(i)(l)(B) of the Exchange Act.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

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

We intend to follow our home country practices in lieu of the foregoing requirements. Although we may rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), we must comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). Although we currently intend to comply with the applicable Nasdaq corporate governance rules other than as noted above, we may in the future decide to use the foreign private issuer exemption with respect to some or all of the other Nasdaq corporate governance rules.

In addition, as a foreign private issuer, we expect to take advantage of the following exemptions from SEC reporting obligations:

•	exemption from filing quarterly reports on Form 10-Q or current reports on Form 8-K, disclosing significant events within four days of their occurrence; and
•	exemption from Section 16 rules regarding sales of common shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq and the domestic reporting requirements of the SEC. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See pages beginning on F-1 of this annual report on Form 20-F.

Item 18. Financial Statements

The financial statements are filed as part of this annual report beginning on page F-1.

Item 19. Exhibits

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association of the Company

2.1

Deposit Agreement among the Company, Citibank, N.A., as depositary, and all Owners and Holders of ADSs issued thereunder (incorporated by reference to Exhibit 99.3 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on March 5, 2019)

2.2	Form of American Depository Receipt (included in Exhibit 2.1)
2.3*	Description of the Registrant’s Securities pursuant to Section 12 of the Securities Exchange Act of 1934

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

4.5*	2019 Share Incentive Plan, as amended

4.6

Form of Share Option Agreement under 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission January 30, 2019)

4.7

Form of Restricted Share Agreement under 2019 Share Incentive Plan (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission January 30, 2019)

4.8

Form of Director and Officer Indemnification Agreement by and between the Registrant and each of its officers and directors (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission December 28, 2018)

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

4.18

First Amendment to Lease dated as of January  31, 2019 by and between the Company and Hines Global REIT Riverside Center LLC (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission February 14, 2019)

4.19

Fourth Amendment to Loan and Security Agreement dated as of March 29, 2019, by and between Hercules Capital Inc. and the Company (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F (File No.001-38810) filed on April 4, 2019)

4.20*	2020 ADS Incentive Plan

4.21*	Form of Restricted ADS Unit Award Agreement under 2020 ADS Incentive Plan

8.1*	Subsidiaries of the Registrant

12.1*

Certification by the Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
15.1*	Consent of Deloitte & Touche, LLP, independent registered public accounting firm

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
†	Confidential treatment granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Stealth BioTherapeutics Corp

Date: April 1, 2020	By:	/s/ Irene P. McCarthy
		Name:	Irene P. McCarthy
		Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements as of December 31, 2019 and 2018 and for the Years Ended December 31, 2019, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Stealth BioTherapeutics Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Stealth BioTherapeutics Corp and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of operations, convertible preferred shares and shareholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 1, 2020

We have served as the Company's auditor since 2014.

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$50,768	$10,855
Prepaid expenses and other current assets	1,630	2,438
Total current assets	52,398	13,293
Property and equipment, net	345	499
Deferred offering costs	—	1,325
Other non-current assets	—	406
Total assets	$52,743	$15,523
Liabilities, convertible preferred shares and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	$9,520	$11,023
Accrued expenses and other current liabilities	8,495	13,826
Accrued interest payable	1,219	7,297
Current portion of long-term debt	14,716	8,465
Total current liabilities	33,950	40,611

Convertible notes payable	—	103,257
Long-term debt, less current portion	1,526	10,317
Derivative liability	—	36,567
Warrant liability	—	100
Total liabilities	35,476	190,852
Commitments and contingencies (Note 14)
Series A convertible preferred shares, $0.0003 par value; no shares authorized, issued and outstanding at December 31, 2019; 106,666,667 shares authorized; 91,600,398 issued and outstanding at December 31, 2018; liquidation preference of $211,377 at December 31, 2018	—	211,377
Shareholders’ equity (deficit):
Ordinary shares, $0.0003 par value;750,000,000 shares authorized and 436,720,810 shares issued and outstanding at December 31, 2019; 203,333,333 shares authorized and 68,487,948 shares issued and outstanding at December 31, 2018;	131	21
Additional paid-in capital	515,133	39,542
Accumulated deficit	(497,997)	(426,269)
Total shareholders’ equity (deficit)	17,267	(386,706)
Total liabilities, convertible preferred shares and shareholders’equity (deficit)	$52,743	$15,523

See the accompanying notes to these audited consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2018	2017
Revenue	$21,087	$—	$—
Operating expenses:
Research and development	$44,604	$53,062	$63,220
General and administrative	22,315	22,217	16,500
Total operating expenses	66,919	75,279	79,720
Loss from operations	(45,832)	(75,279)	(79,720)
Other income (expense):
Interest income	988	195	57
Interest expense	(6,666)	(21,357)	(3,282)
Change in valuation of derivative liability	2,782	(684)	—
Change in valuation of warrant liability	(300)	413	35
Loss on extinguishment of debt	(22,700)	—
Total other income (expense), net	(25,896)	(21,433)	(3,190)
Net loss attributable to ordinary shareholders	$(71,728)	$(96,712)	$(82,910)
Net loss per share attributable to ordinary shareholders — basic and diluted	$(0.19)	$(1.41)	$(1.21)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders — basic and diluted	375,669,759	68,476,149	68,472,262

See the accompanying notes to these audited consolidated financial statements

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	SERIES A CONVERTIBLE PREFERRED SHARES		ORDINARY SHARES		ADDITIONAL PAID-IN	ACCUMULATED	TOTAL SHAREHOLDERS’
	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	DEFICIT	EQUITY (DEFICIT)
Balance at January 1, 2017	91,600,398	$211,377	68,458,475	$21	$36,796	$(246,647)	$(209,830)
Exercise of share options	—	—	16,139	—	10	—	10
Share-based compensation expense	—	—	—	—	1,287	—	1,287
Issuance of warrant for ordinary shares	—	—	—	—	157	—	157
Net loss	—	—	—	—	—	(82,910)	(82,910)
Balance at December 31, 2017	91,600,398	$211,377	68,474,614	$21	$38,250	$(329,557)	$(291,286)
Exercise of share options	—	—	13,334	—	15	—	15
Share-based compensation expense	—	—	—	—	1,277	—	1,277
Net loss	—	—	—	—		(96,712)	(96,712)
Balance at December 31, 2018	91,600,398	$211,377	68,487,948	$21	$39,542	$(426,269)	$(386,706)
Issuance of ordinary shares from initial public offering, net of underwriting fees and issuance costs of $8,482	—	—	85,058,784	26	76,482	—	76,508
Conversion of convertible preferred shares into ordinary shares	(91,600,398)	$(211,377)	91,600,398	27	211,349	—	211,376
Conversion of convertible notes	—	—	175,210,373	52	175,158	—	175,210
Issuance of ordinary shares	—	—	16,304,347	5	8,908	—	8,913
Exercise of share options	—	—	58,960	—	50	—	50
Share-based compensation expense	—	—	—	—	3,244	—	3,244
Reclassification of warrant liability to equity	—	—	—	—	400	—	400
Net loss			—	—	—	(71,728)	(71,728)
Balance at December 31, 2019	—	$—	436,720,810	$131	$515,133	$(497,997)	$17,267

See the accompanying notes to these audited consolidated financial statements

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net loss	$(71,728)	$(96,712)	$(82,910)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	284	309	347
Change in fair value of derivative liability	(2,782)	684	—
Change in fair value of warrant liability	300	(413)	(35)
Loss on extinguishment of debt	22,700	—	—
Issuance of warrant for ordinary shares	—	—	157
Amortization of debt discount	3,006	12,278	192
Write-off of deferred offering costs	—	—	458
Non-cash interest expense	1,731	7,070	2,526
Share-based compensation	3,244	1,277	1,287
Loss on disposal of asset	—	—	18
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	1,214	(625)	(73)
Accounts payable	(1,503)	3,568	4,545
Accrued expenses, accrued interest payable and other current liabilities	(4,450)	486	3,653
Net cash used in operating activities	(47,984)	(72,078)	(69,835)
Cash flows from investing activities:
Purchase of property and equipment	(130)	(12)	(161)
Changes in other assets	—	—	(12)
Net cash used in investing activities	(130)	(12)	(173)
Cash flows from financing activities:
Proceeds from issuance of convertible notes payable to MVIL	—	25,000	50,000
Proceeds from issuance of convertible notes payable	5,000	50,000	—
Proceeds from term debt issuance	—	5,000	14,633
Proceeds from issuance of ordinary shares	8,913	—	—
Proceeds from issuance from the IPO, net of commissions	79,105	—	—
Payment of term debt issuance costs	(85)	—	(226)
Payment of convertible debt issuance costs	—	(56)	—
Payment of offering costs	(2,151)	(446)	—
Principal payments on term debt	(2,805)	(687)	—
Proceeds from exercise of share options and warrant	50	15	10
Net cash provided by financing activities	88,027	78,826	64,417
Net increase (decrease) in cash and cash equivalents	39,913	6,736	(5,591)
Cash and cash equivalents, beginning of period	10,855	4,119	9,710
Cash and cash equivalents, end of period	$50,768	$10,855	$4,119
Supplemental disclosure of noncash investing and financing activity:
Noncash items:
Fair value of warrants issued in connection with term loan	$—	$—	$548
Fair value of derivatives recorded in connection with the 2018 MVIL Note and 2018 New Investor Notes	$1,256	$35,884	$—
Conversion of convertible preferred shares into ordinary shares	$211,377	$—	$—
Conversion of convertible notes and accrued interest into ordinary shares	$175,210	$—	$—
Reclassification of deferred offering cost to additional paid-in capital	$447	$—	$—
Reclassification of warrant liability to equity	$400	$—	$—
Noncash conversion of accrued interest due to MVIL into new convertible notes payable to MVIL	$—	$2,357	$—
Deferred offering costs included in accrued expenses	$—	$879	$—
Supplemental cash flow information-cash paid for interest	$1,918	$1,950	$564

See the accompanying notes to these audited consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2019 and 2018

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

The Company has entered into numerous debt and equity issuances with Morningside Venture Investments Limited (“MVIL”). As of December 31, 2019, MVIL and certain entities associated with MVIL together held approximately 74.4% of the Company’s outstanding shares. See Notes 8 and 9.

The Company has incurred net losses and negative cash flows from operations in each year since inception and had an accumulated deficit of $498.0 million as of December 31, 2019. The Company has financed its operations to date with proceeds from the issuance of preferred shares, initial public offering (“IPO”), convertible debt and long term debt.

On February 20, 2019, the Company closed its IPO, in which it issued and sold 6,500,000 American depositary shares (“ADS”), each representing 12 ordinary shares, for a total of 78,000,000 ordinary shares. The price to the public was $12.00 per ADS. The Company received gross proceeds of $78.0 million from the IPO. On March 4, 2019, the Company issued an additional 588,232 ADSs in connection with the underwriters’ partial exercise of their over-allotment option, pursuant to which the Company raised additional gross proceeds of $7.1 million. Net proceeds received in 2019 after deducting underwriting discounts and commissions of $6.0 million and offering expenses of approximately $2.2 million were $76.9 million. Upon closing of the IPO, all shares of the Company’s outstanding Series A convertible preferred shares (“Series A preferred shares”) automatically converted into 91,600,398 ordinary shares and the outstanding convertible notes payable, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. See Notes 8 and 9 regarding the terms of the convertible notes payable and Series A preferred shares.

Liquidity and Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. Since its inception, the Company has incurred recurring losses, including net losses of $71.7 million for the year ended December 31, 2019. The Company expects to continue to incur operating losses in the foreseeable future.

Management believes that cash and cash equivalents of $50.8 million at December 31, 2019 will be sufficient to fund operating expenses through the third quarter of 2020. The Company may seek to obtain financing through equity and debt issuances, collaborative agreements, and grants from government and private sponsors. Because the ability to obtain additional financing is outside of the Company’s control, the foregoing conditions raise substantial doubt in regard to the Company’s ability to continue as a going concern. If the Company is unable to obtain additional funding when needed, or to the extent needed, it may be necessary to scale back operations or halt certain research and development activities, which could prevent the Company from successfully executing on its operating plan. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or liabilities that might be necessary should the Company be unable to continue its operations.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to authoritative GAAP, as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates its estimates related to, but not limited to, estimates related to the fair value of ordinary shares, share-based compensation expense, recoverability of the Company’s net deferred tax asset-related valuation allowances, and certain prepaid expenses and accrued expenses. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ materially from those estimates or assumptions.

The Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) permits an “emerging growth company” such as the Company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, the Company will not be subject to the same new or revised accounting standards as other public companies. As a result, the Company’s financial statements may not be comparable to the financial statements of reporting companies that are required to comply with the effective dates for new or revised accounting standards that are otherwise applicable to public companies.

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

Cash Equivalents

Cash equivalents include highly liquid investments maturing within 90 days from the date of purchase. Cash equivalents consist primarily of money market funds at December 31, 2019 and 2018 and are valued at cost, which approximates fair value.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of money market funds. The Company places these investments in highly rated financial institutions and limits the amount of credit exposure to any one financial institution. These amounts at times may exceed federally insured limits. The Company has not experienced any credit losses in such accounts and does not believe it is exposed to any significant credit risk on these funds.

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

Management believes that the carrying amounts of the Company’s cash equivalents, accounts payable and accrued expenses approximate the fair value due to the short term nature of those instruments. The Company has classified these financial instruments as Level I. Cash equivalents as of December 31, 2019 and 2018 were $50.6 million and $10.7 million, respectively.

As of December 31, 2019 and 2018, the Company had a term loan outstanding (see Note 7), the fair value of which is measured using Level 2 inputs. The Company believes that its debt obligations bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value.

The Company’s warrant liability as of December 31, 2018 was carried at fair value determined according to the fair value hierarchy described above and classified as a Level 3 measurement.

The Company’s derivative liability as of December 31, 2018 was carried at fair value determined according to the fair value hierarchy described above and classified as a Level 3 measurement.

The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2019 and 2018. The change in fair value of the derivative and warrant liability is included in other income (expense).

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

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to the undiscounted expected future cash flows the assets are expected to generate and recognizes an impairment loss equal to the excess of the carrying value over the fair value of the related asset. For the years ended December 31, 2019 and 2018, no impairments have been recorded.

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

Revenue Recognition Policy

Revenues consist mainly of research and development services performed under a contract with a customer. Effective January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as collaboration arrangements and leases.  Prior to 2019, the Company did not have any revenue-generating arrangements and, therefore, there was no transition impact from the adoption of ASC 606.

Under ASC 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company assesses the goods or services promised within each contract, to determine whether the promised good or service is distinct for the purpose of identifying the performance obligations in the contract. This assessment involves subjective determinations and requires management to make judgments about the individual promised goods or services and whether such are separable from the other aspects of the contractual relationship. Promised goods and services are considered distinct provided that: (i) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct); and (ii) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract). In assessing whether a promised good or service is distinct in the evaluation of an arrangement subject to ASC 606, the Company considers factors such as the research, manufacturing and commercialization capabilities of the collaboration partner or customer and the availability of the associated expertise in the general marketplace. The Company also considers the intended benefit of the contract in assessing whether a promised good or service is separately identifiable from other promises in the contract. If a promised good or service is not distinct, the Company is required to combine that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct.

The transaction price is then determined and allocated to the identified performance obligations in proportion to their standalone selling prices. Determining the standalone selling prices for performance obligations requires significant judgment. However, the Company identified only one performance obligation and as such was not required to estimate the standalone selling price.

If an arrangement includes milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company’s control are generally not considered probable of being achieved until those milestones have occurred.

In determining the transaction price, the Company adjusts consideration for the effects of the time value of money if the timing of payments provides the Company with a significant benefit of financing. The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less. The Company assessed its revenue-generating arrangement in order to determine whether a significant financing component exists and concluded that a significant financing component does not exist in the arrangement.  The Company also assesses if contracts entered on or near the same time with the same customer should be accounted for as a single contract, and if any portion of consideration received should to be allocated to the transaction price.

The Company then recognizes as revenue, the amount of the transaction price that is allocated to the respective performance obligation when (or as) each performance obligation is satisfied at a point in time or over time.  Revenue is recognized over time if either: (i) the customer simultaneously receives and consumes the benefits provided by the entity’s performance; (ii) the entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date. If the entity does not satisfy a performance obligation over time, the related performance obligation is satisfied at a point in time by transferring the control of a promised good or service to a customer.

Alexion Arrangement

In October 2019, the Company entered into an option agreement (“Agreement”) with Alexion Pharmaceuticals Inc. (“Alexion”), under which Alexion had an option to negotiate a license, co-development and co-promotion arrangement for primary mitochondrial myopathy (“PMM”) and the Company was required to perform certain services for Alexion. Under the terms of the Agreement, the Company is responsible for all costs to be incurred in the performance of these services, and as such, the arrangement falls in scope of ASC 606 and Alexion is the customer in the arrangement.

Simultaneously with the entry into the Agreement, the Company entered into a share purchase agreement (the “Equity Agreement”, and collectively with the Agreement, the “Alexion Arrangement”). Pursuant to the terms of the Equity Agreement, Alexion purchased 16,304,347 of the Company’s ordinary shares at a purchase price of $0.92 per share, for an aggregate purchase price of $15.0 million. The purchase price represented a 41% premium over the average closing price of the Company’s American Depositary Shares prior to the Alexion Arrangement. The estimated fair market value of the ordinary shares purchased of $8.9 million was recognized as equity and the premium over the fair market value in the amount of $6.1 million was recognized as a contract liability upon receipt of payment and allocated to the transaction price.

Under the Agreement, the Company was obligated to provide topline data for its Phase 3 clinical trial (“PMM Topline Data”) in PMM. Upon the receipt of the PMM Topline Data, Alexion would have the opportunity to exercise its option to negotiate a license and co-promote agreement. In connection with its entry into the Alexion Arrangement, the Company received an upfront non-refundable payment of $15.0 million, which together with the $6.1 million premium received from the issuance of shares, resulted in $21.1 million of transaction price recorded as a contract liability at contract inception.

The Company identified the following promises under the arrangement: (i) research and development services for completion of its Phase 3 clinical trial; (ii) regulatory responsibilities for its Phase 3 clinical trial; (iii) manufacturing responsibilities for its Phase 3 clinical trial; and (iv) the option to negotiate a license and co-promote agreement for PMM. The research and development services, manufacturing and regulatory responsibilities for PMM were deemed not capable of being distinct and not distinct in the context of the contract. The Company provides a significant service of integrating these services promised in the contract into a bundle of services that were combined into a single performance obligation. The Company determined that the option to negotiate for a license agreement was not deemed to be a performance obligation, as it represents the right of first offer, which the Company is not contractually or economically compelled to accept.

Accordingly, the Company identified one performance obligation for the Agreement. The transaction price of $21.1 million was allocated to the performance obligation identified. As of December 31, 2019, the Company satisfied its performance obligation under the Agreement and the revenue associated with the performance obligation was recognized in full.

Alexion terminated the Agreement in January 2020 and, as such, no additional revenue will be recognized under the Alexion Arrangement.

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

When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized, which is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of December 31, 2019 and 2018, the Company does not have any material uncertain tax positions.

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

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity (deficit) as a reduction of proceeds generated as a result of the offering. Should a planned equity financing be abandoned, the deferred offering costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations.

During 2018, the Company deferred offering costs of $1.3 million related to the IPO that closed in 2019. Upon the closing of the IPO, these costs were recorded in shareholders’ equity as a reduction of additional paid-in capital.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance most significantly impacts lessee accounting and disclosures but also requires enhanced disclosures for lessors. The guidance requires lessees to identify arrangements that should be accounted for as leases. For lease arrangements exceeding a 12-month term, a right-of-use asset and lease obligation is recorded by the lessee for all leases, whether operating or financing, while the statement of operations reflects lease expense for operating leases and amortization and interest expense for financing leases. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The Company will adopt the new standard effective January 1, 2021. The Company is evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU No. 2018-07”). These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The Company will adopt the new standard effective January 1, 2020. The Company believes the impact of this new standard will not have a material impact on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13, Changes to Disclosure Requirements for Fair Value Measurements, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies and adds certain disclosure requirements, and is effective for the Company beginning on January 1, 2020. The Company does not expect that this standard will have a material effect on the Company’s consolidated financial statements.

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), a new revenue recognition standard which amends revenue recognition principles and provides a single, comprehensive set of criteria for revenue recognition within and across all industries. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company adopted the new accounting standard effective January 1, 2019. Prior to 2019, the Company did not have any revenue-generating arrangements and, therefore, there was no transition impact from the adoption of ASC 606.

3.	Fair Value of Financial Assets and Liabilities

Fair Value Hierarchy

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2019 and December 31, 2018:

	Fair Value Measurements as of December 31, 2019 using:
	Level 1	Level 2	Level 3	Total
Assets:
Short-term money market funds	$50,622	$—	$—	$50,622
Total financial assets	$50,622	$—	$—	$50,622

	Fair Value Measurements as of December 31, 2018 using:
	Level 1	Level 2	Level 3	Total
Assets:
Short-term money market funds	$10,710	$—	$—	$10,710
Total financial assets	$10,710	$—	$—	$10,710
Liabilities:
Derivative liability	$—	$—	$36,567	$36,567
Warrant liability	—	—	100	100
Total financial liabilities	$—	$—	$36,667	$36,667

As of December 31, 2019, and 2018, the carrying amounts of cash, accounts payable, and accrued expenses approximated their estimated fair values because of the short-term nature of these financial instruments. The Company’s cash equivalents, which are in money market funds, are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices as of December 31, 2019 and 2018.

Upon the Company’s IPO, the underlying warrants became exercisable for ordinary shares instead of Series A preferred shares and the related fair value of the warrant liability immediately prior to the IPO was recorded as additional paid in capital with reclassification of the warrant liability as equity. The underlying convertible debt obligations for the derivative liability were automatically converted into ordinary shares upon the IPO and the difference between the fair value of the shares issued in exchange for the convertible notes and the net carrying amount of the convertible notes was recorded as an extinguishment loss. As such, there were no liabilities to be remeasured at fair value on a recurring basis as of December 31, 2019.

As of December 31, 2018, the outstanding debt from the Term Loan (Note 7) and convertible debt obligations (Note 8) bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value. Upon the IPO, the convertible debt obligations were converted to ordinary shares. As of December 31, 2019, the outstanding debt from the Term Loan bears interest at a rate which approximates prevailing market rates for an instrument with similar characteristics and, accordingly, the carrying value for this instrument approximates fair value.

Warrant Liability

As consideration for the Company’s Loan (see Note 7), the Company and the lender entered into a warrant agreement. The warrant was recorded as a liability at fair value upon issuance. The warrant was recorded at fair value on the Company’s consolidated balance sheet as a liability and discount to the Loan. It was subject to revaluation at each balance sheet date, and any changes in value were recorded as a component of gain or loss from valuation of warrant liability, until the earlier of their exercise or expiration or upon the completion of a liquidation event.

In December 2018, the Company used a Black-Scholes model which incorporates assumptions and estimates, to value the warrant under various liquidity scenarios. The estimated fair value of the warrant as of December 31, 2018, used the following assumptions: average volatility of 65%, expected term of 7.1 years, average risk-free interest rate of 2.6%, fair value of ordinary shares of $1.05, fair value of Series A preferred shares of $2.31 and a zero dividend yield. The resulting estimated fair value of the warrant liability was $0.1 million.

In 2019, upon the completion of the IPO and the resulting conversion of the Series A preferred shares, the outstanding Warrant became exercisable into 500,000 ordinary shares at $1.00 per share. Upon the completion of the IPO, the Warrant met the criteria for equity classification as it was indexed to the Company’s shares and therefore the Warrant was reclassified from a liability to an equity instrument and was included in additional paid-in capital. The following assumptions were used to measure the final fair value of the warrant liability prior to the IPO: average volatility of 61.1%, expected term of 8.36 years, average risk-free interest rate of 2.6%.

The following table presents the Warrant liability measured at fair value using unobservable inputs (Level 3) as of the year ended December 31, 2019 and 2018 (in thousands):

Fair value at January 1, 2018	$513
Change in fair value of warrant liability	(413)
Fair value at December 31, 2018	$100
Change in fair value of warrant liability	300
Reclassification of warrant liability	(400)
Fair value at December 31, 2019	$—

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

In 2019, upon closing of the IPO, all the Company’s outstanding convertible notes payable, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. The automatic conversion upon the IPO was a settlement of the debt and the difference between the fair value of the shares issued in exchange for the convertible notes and the net carrying amount of the convertible notes was recorded as a loss on extinguishment of debt. See Notes 8 and 9 regarding the terms of the convertible notes payable and Series A preferred shares, respectively.

The following table presents the Derivative Liability measured at fair value using Level 3 inputs as of the year ended December 31, 2019 and 2018 (in thousands):

Fair value at January 1, 2018	$—
Issuance of debt	35,883
Change in fair value of derivative liability	684
Fair value at December 31, 2018	$36,567
Issuance of debt	1,256
Change in fair value of derivative liability	(2,782)
Conversion of debt- derivative liability	(35,041)
Fair value at December 31, 2019	$—

There have been no transfers between fair value measure levels during the years ended December 31, 2019 and 2018.

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31,
	2019	2018
Research and development	$387	$2,085
Prepaid insurance	280	95
Other	963	258
Total	$1,630	$2,438

5.	Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	As of December 31,
	2019	2018
Computer equipment and software	$373	$367
Furniture, fixtures and other	768	719
Laboratory equipment	377	377
Leasehold improvements	449	374
	1,967	1,837
Accumulated depreciation	(1,622)	(1,338)
Property and equipment, net	$345	$499

Depreciation expense was $0.3 million for each of the years ended December 31, 2019, 2018 and 2017.

6.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	As of December 31,
	2019	2018
Research and development	$3,403	$7,830
Employee compensation costs	2,020	2,485
Consulting and professional services	2,252	2,335
Legal expenses	651	742
Deferred rent	72	122
Other	97	312
Total	$8,495	$13,826

7.	Debt

Term Loan

In June 2017, the Company entered into a Loan and Security Agreement (the “LSA”) with a lender that permitted the Company to borrow up to an aggregate principal amount of $40.0 million through a multiple tranche term loan (the “Term Loan”). The tranche advances are based on the Company achieving certain performance milestones as defined in the LSA. Upon closing of the Term Loan, the Company drew the first tranche less expenses, which resulted in net proceeds of $12.1 million. In September 2017, the Company drew the second tranche advance of $2.5 million upon achieving the first milestone. In March 2018, the Company drew the third tranche advance of $5.0 million upon achieving a second milestone, bringing the total gross amount borrowed to $20.0 million as of December 31, 2019.

The Term Loan included a $0.2 million facility charge, which was paid to the lender on the closing date. The Company paid a $30,000 due diligence fee prior to the Term Loan closing, and the Company incurred additional cash expenses of $0.4 million related to the Term Loan. These three amounts were all recorded as a debt discount and are being amortized as interest expense using the effective interest method over the life of the Term Loan. The Term Loan also includes an end of term charge equal to the greater of $750,000 or 5% of the aggregate principal amount of all advances. The end of term charge is being accrued and recorded to interest expense over the life of the Term Loan using the effective interest method.

The Term Loan bears interest at the greater of (i) the prime rate plus 5.5% or (ii) 9.5%. As of December 31, 2019, the interest rate was 10.25%. Interest accrues from the closing date and interest payments are due monthly in arrears on the first of the month. Payments under the Term Loan were interest only for the first twelve months after closing followed by a 30-month amortization period of principal and interest payments that were scheduled to begin on August 1, 2018 and continue through the scheduled maturity date of January 1, 2021. During 2018, the Term Loan was amended to, among other things, postpone the principal payments to December 1, 2018. In March 2019, the Term Loan was amended to postpone principal payments to October 1, 2019. These amendments to the Term Loan were accounted for as a debt modification. For consideration of the amendments, the Company agreed to pay an additional end of term charge of $0.3 million at maturity which is being accrued and recorded to interest expense over the life of the loan using the effective interest method. In October 2019, subsequent to the October principal payment, the principal payments on the Term Loan were deferred to February 1, 2020, based on achievement of certain performance milestones.

The Company’s obligations to the lender are secured by a first priority security interest in substantially all of its assets, excluding intellectual property (“IP”). The lender maintains a negative pledge on IP with a security interest in the proceeds of the sale of the IP. The Term Loan contains certain covenants related to restrictions on payments for certain investments, additional debt, distributions and transfers. In connection with the LSA, the Company was required to enter into separate deposit account control agreements with the lender in order to perfect the lender’s security interest in the cash collateral in the Company’s operating accounts. In the event of a default under the LSA, the lender would have the right to take control of the operating account(s) and restrict the Company’s access to the operating account(s) and the funds therein.

As consideration for the Term Loan, the Company and the lender entered into a warrant agreement pursuant to which the lender, as Warrant holder, has the right to purchase a quantity of shares equal to the quotient derived by dividing (a) the Warrant coverage by (b) the exercise price. Warrant coverage means the greater of (a) $312,500 plus 2.5% of future tranche advances in the event all or part of the tranches are funded or (b) $375,000. The exercise price is (a) the purchase price of Series A preferred shares, $2.30769 per share, or (b) the price per share paid in the next equity round of financing of ordinary shares or preferred shares, which results in aggregate gross proceeds of at least $30 million. Upon the closing of the IPO, the Warrant became exercisable for 500,000 ordinary shares at an exercise price of $1.00 per ordinary share. The Warrant was exercisable beginning in June 2017, in whole or in part, and expires in ten years. The Warrant was originally recorded as a liability and the discount on the debt was being amortized through interest expense using the effective interest rate method over the remaining term of the Term Loan. Upon the completion of the IPO, the Warrant met the criteria for equity classification as it was indexed to the Company’s shares and as such was reclassified to an equity instrument and was included in additional paid-in capital. See Note 3 for fair value considerations and disclosures.

In addition, the lender can declare a material adverse effect while monitoring our business, operations, properties, assets or financial condition. A material adverse effect is considered an event of default under the LSA. In the event of default, repayment of amounts due under the Loan may be accelerated by the lender.

Future principal payments under the Loan as of December 31, 2019 are as follows (in thousands):

2020	$14,958
2021	1,551
Total future principal payments	16,509
Less unamortized debt discount	(267)
Total balance, balance sheet	$16,242
Term loan—current portion	$14,716
Term loan—non-current portion	1,526
Total balance, balance sheet	$16,242

Interest expense related to the Loan for the year ended December 31, 2019, 2018 and 2017 was $2.7 million, $2.9 million and $1.0 million, respectively. Accrued interest as of December 31, 2019 and 2018 was $1.2 million and $0.8 million, respectively.

8.	Convertible Notes Payable and MVIL Demand Note Receivable

Upon the closing of the IPO, the outstanding convertible notes payable referenced above, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. Interest expense relating to the convertible notes referenced above for the year ended December 31, 2019, 2018 and 2017 was $1.3 million, $6.6 million, $2.2 million, respectively.

Interest expense related to the debt discount amortization was $2.7 million and $11.9 million for the year ended December 31, 2019 and 2018, respectively.

During 2017, the Company issued six convertible promissory notes payable to MVIL, resulting in proceeds of $50.0 million (the “2017 MVIL Notes”). The notes accrued interest at 8% per annum. Effective upon the closing of a qualified financing, as defined, the outstanding principal and accrued interest automatically convert into shares of the same class and series of our shares issued to other investors in the qualified financing. MVIL also had the right to convert some or all of the outstanding amount into shares of Series A preferred shares at a conversion price of $2.30769 after December 31, 2018. In January 2018, the Company entered into a note exchange agreement with MVIL in the amount of $52.4 million, which represents the total principal and accrued interest of the 2017 MVIL Notes at the time of the execution of the note exchange agreement. The exchange terminated the 2017 MVIL Notes and created a new convertible note under substantially the same terms as the notes described in the following paragraph. The note exchange agreement was accounted for as a debt extinguishment and resulted in no gain or loss upon recognition of the new debt.

In January 2018, the Company entered into a note purchase agreement with investors (as amended, the “2018 Agreement”), whereby the Company was eligible to borrow an aggregate principal amount of $30.0 million in exchange for notes convertible into ordinary shares of the Company. In April 2018, the note purchase agreement was amended to allow the Company to borrow up to $65.0 million in the aggregate. Between January and May 2018, the Company issued notes in an aggregate principal amount of $50.0 million (the “2018 New Investor Notes”). The 2018 New Investor Notes accrued interest at 7% per annum. Accrued interest on the 2018 New Investor Notes compounded annually. The 2018 New Investor Notes, as amended, were convertible upon (i) the closing of an initial public offering or (ii) a subsequent financing occurring after January 10, 2019. Effective upon the closing of a qualified financing, as defined, the outstanding principal and accrued interest plus a 25% premium, defined as the sum of principal plus interest multiplied by 25%, automatically convert into shares of the same class and series of our shares issued to other investors in the qualified financing. The 2018 Investor Notes converted in accordance with their terms upon the closing of the IPO.

The Company evaluated the 2018 New Investor Notes as well as the exchange agreement and concluded that certain of the redemption and conversion features met the bifurcation criteria under ASC 815, Derivatives and Hedging and should be accounted for separately from the debt.

The derivative liability was recorded at fair value on the Company’s consolidated balance sheet as a liability and subject to revaluation at each balance sheet date, and any changes in value were recorded as a component of gain or loss in the change in valuation of derivative liability on the statements of operations. The initial values of the derivative, along with legal fees, were recorded as a debt discount and are being amortized as interest expense using the effective interest method over the life of the note. See Note 3 for fair value considerations and disclosures.

In October 2018, the Company entered into the 2018 MVIL Note, under which the Company borrowed $30.0 million, of which it has borrowed $25.0 million as of December 31, 2018. In January 2019, the Company borrowed the remaining $5.0 million. The notes contain similar terms as the notes described in the paragraph above describing the 2018 New Investor Notes except that a qualified financing is limited to a U.S. IPO and that there was no change of control conversion feature. The 2018 MVIL Note was convertible upon a qualified initial public offering of the Company’s ordinary shares in the United States at the initial public offering price per share. Effective upon the closing of a qualified financing, the outstanding principal and accrued interest plus a 25% premium of such principal and interest automatically converts into shares of the same class and series of our shares issued to other investors in the qualified financing. The automatic conversion upon the IPO was a settlement of the debt and the difference between the fair value of the shares issued in exchange for the convertible notes and the net carrying amount of the convertible notes was recorded as a loss on extinguishment of debt. The 2018 MVIL Note accrued interest at 7% per annum and accrued interest compounded annually, and upon such compounding, was added to the outstanding principal amount. The 2018 MVIL Note converted in accordance with its terms upon the closing of the IPO.

9.	Convertible Preferred Shares

Upon the closing of the IPO in February 2019, all shares of the Company’s outstanding Series A preferred shares automatically converted into 91,600,398 ordinary shares. At December 31, 2019, the Company has no Series A convertible preferred shares authorized or outstanding.

At December 31, 2018, the Company had authorized 106,666,667 shares of Series A preferred shares, $0.0003 par value, and there were 91,600,398 shares issued and outstanding. The rights and preferences of the Series A preferred shares were as follows:

Conversion—At any time at the holder’s request and automatically upon the closing of a qualified IPO or sale of the Company, Series A preferred shares were convertible into ordinary shares at a ratio which was computed by dividing the original issue price by the applicable conversion price. A qualified IPO was defined under our articles of association as a fully underwritten public offering of ordinary shares in which aggregate gross proceeds equal or exceed $35.0 million pursuant to an effective registration statement under the Securities Act or in a jurisdiction outside of the United States. The initial conversion price of $2.30769 was subject to adjustment if the Company subsequently issued or sold ordinary shares or Series A preferred shares at a per share price that was less than the conversion price in effect at that time. At December 31, 2018, the applicable conversion ratio was 1:1.

Dividends—Series A preferred shares were entitled to receive, when and as declared by the board of directors, preferential cash dividends at a rate at least equal to 8% of the original issue price. Such dividends were not cumulative. No dividends were declared.

Redemption Rights—Series A preferred shares did not have any stated redemption rights.

Liquidation Rights—In the event of a liquidation, dissolution, or winding-up of the Company, Series A preferred shares were entitled to be paid an amount first out of legally available funds available for distribution to holders of the Company’s capital share an amount equal to $2.30769 per share, plus all declared but unpaid dividends with respect to each such shares, as adjusted for any share dividend, share split, recapitalization, or other similar event. After payment of all preferential amounts, any assets and funds of the Company that remain available would have been distributed on a pro rata basis among the holders of ordinary shares.

Voting Rights—Series A preferred shares were entitled to the number of votes equal to the number of ordinary shares into which the Series A preferred shares were convertible. Preferred and ordinary shareholders voted together as a single class except for the election of the Company’s board of directors. For such election, holders of Series A preferred shares had the right to elect two directors and the holders of ordinary shares had a right to appoint one director.

10.	Shareholders’ Equity

Ordinary Shares

At December 31, 2019 and 2018, 750,000,000 and 203,333,333 ordinary shares, $0.0003 par value, were authorized for issuance, and 436,720,810 and 68,487,948 ordinary shares were issued and outstanding, respectively.

In January 2017, the Company issued a warrant to purchase 231,989 ordinary shares to an affiliate of the Company’s then-serving interim Chief Financial Officer of Stealth BioTherapeutics Inc. at an exercise price of $1.38 per share. The warrant was fully vested as of December 31, 2017 and expires in January 2022. The Company recorded an expense of $0.2 million within general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2017. In June 2018, the warrant was amended and restated to be treated as an option agreement under the Company’s 2006 Share Incentive Plan (the “2006 Plan”).

Prior to the Company’s IPO, the voting, dividend and liquidation rights of holders of ordinary shares were subject to and qualified by the rights, powers and preferences of holders of Series A preferred shares. The rights and preferences of ordinary shares are as follows:

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

Liquidation—The holders of ordinary shares are entitled to share in the Company’s assets available for distribution on a pro rata basis, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or upon the occurrence of a deemed liquidation event.

The Company has reserved for future issuance the following number of ordinary shares as of December 31, 2019:

2019 Share Incentive Plan	63,429,506
Employee Share Purchase Plan	3,972,565
Conversion of ordinary share warrant	500,000
Total	67,902,071

11.	Share Incentive Plan

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

Prior to the IPO, in determining the exercise prices for options granted, the board of directors considered the fair value of ordinary shares as of the grant date, based upon a variety of factors, including the results obtained from a third-party valuation, the Company’s financial position and financial performance, the status of technological developments of the Company’s proposed products, the composition and ability of the current scientific and management team, an evaluation or benchmark of the Company’s competition, the illiquid nature of the ordinary shares, sales of capital share including convertible preferred shares, the effect of the rights and preferences of Series A preferred shares, and the prospects of a liquidity event. Following the IPO, the fair value of the ordinary shares was determined based on the quoted market price of the ADSs. The Company has historically granted share options at exercise prices not less than the fair value of our ordinary shares.

In January 2019, the Company adopted the 2019 Share Incentive Plan (“2019 Plan”) and as a result no further awards will be made under the 2006 Plan. In addition, any ordinary shares subject to awards under the 2006 Plan that expire, are forfeited, or are otherwise surrendered, without having been fully exercised or resulting in any ordinary shares being issued will become available for issuance under the 2019 Plan, up to an additional 15,794,199 shares, which is the number of shares issuable pursuant to outstanding awards granted under the 2006 Plan. The 2019 Plan provides for the grant of shares or other awards to employees, directors, advisors and consultants for the purchase of up to 63,487,133 ordinary shares. Share options vest over varying schedules as determined by the Company’s board of directors and typically expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the 2019 Plan.

At December 31, 2019, there were 27,303,135 ordinary shares available for future grant under the 2019 Plan.

Total share-based compensation expense is as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Research and development	$1,195	$603	$722
General and administrative	2,049	674	565
Total	$3,244	$1,277	$1,287

As of December 31, 2019, total unrecognized compensation expense related to non-vested share options, net of related forfeiture estimates, was $7.5 million. The Company expects to recognize its remaining unrecognized share-based compensation expense over a weighted-average period of approximately 2.95 years.

The fair value of each share option granted to employees and directors was estimated on the date of grant using the following assumptions:

	Year Ended December 31,
	2019	2018	2017
Risk free interest rate	1.43% - 2.61%	2.65% - 3.12%	1.89% - 2.83%
Expected dividend yield	—	—	—
Expected term (in years)	5.4 - 6.4	6.0	6.0
Expected volatility	55% - 58%	59%	57%

The following table summarizes share option plan activity for the year ended December 31, 2019:

	Number of Shares	Weighted- Average Exercise Price	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	15,871,228	$1.06	6.7	$3,580,527
Granted	22,228,741	$0.96
Exercised	(58,960)	$0.84
Cancelled or forfeited	(1,914,638)	$1.11
Outstanding at December 31, 2019	36,126,371	$0.99	7.8	$-
Exercisable at December 31, 2019	15,869,209	$0.99	6.1	$-
Vested and expected to vest at December 31, 2019	30,523,472	$0.99	7.5	$-

The weighted average grant date fair value per share for awards granted during the year ended December 31, 2019, 2018 and 2017, was $0.53, $0.82 and $0.74, respectively.

12.	401(k) Savings Plan

In 2014, the Company adopted a tax-qualified employee savings and retirement 401(k) Plan, covering all qualified employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits.

The Company contributes up to 3% of an employee’s annual salary, within statutory limits. During the years ended December 31, 2019, 2018 and 2017, the Company contributed $0.4 million, $0.3 million and $0.3 million, respectively.

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

Lease commitments

The Company’s U.S. subsidiary currently leases office space in Newton, Massachusetts under a lease that expires in November 2020 and made a security deposit of $0.3 million, which is classified in other assets on the accompanying consolidated balance sheets. In 2019, the security deposit was reduced by $75,000 and the remaining balance was classified as prepaid and other current assets for the year ended December 31, 2019.

The Company has accounted for the lease as an operating lease. The lease was amended in January 2019 to include the additional adjacent office space beginning May 2019. Rent expense was $0.6 million for each of the years ended December 31, 2019, 2018 and 2017. The expense is being recorded on a straight-line basis over the term of the lease. Incentives received from the landlord related to the operating lease are recorded as deferred rent. As of December 31, 2019 and 2018, the Company recorded deferred rent of $72,579 and $0.1 million, respectively, which is included in accrued expenses and other current liabilities on the accompanying consolidated balance sheet.

Future minimum payments payable under all operating leases as of December 31, 2019 are as follows (in thousands):

Year Ending December 31,
2020	708
Total minimum lease payments	$708

15.	Income Taxes

As a Cayman Islands entity, Stealth BioTherapeutics Corp is not currently subject to taxation. Stealth BioTherapeutics Inc. is subject to U.S. income tax and certain state income taxes.

The following table presents domestic and foreign components of loss before income tax benefit for the periods presented (in thousands):

	Year Ended December 31,
	2019	2018	2017
Domestic	$3,633	$3,116	$1,599
Foreign	68,095	93,596	81,311
Loss before income tax benefit	$71,728	$96,712	$82,910

A reconciliation setting forth the differences between the Company’s effective tax rate and the U.S. statutory tax rate is as follows (in thousands):

	Year Ended December 31,
	2019	2018	2017
Income tax benefit at federal statutory rate	$763	$654	$557
State and local income taxes net of federal tax benefit	247	522	255
Federal credits	2,454	1,267	1,299
Federal rate change	—	—	(280)
Nondeductible/nontaxable permanent items	(89)	77	(12)
Other	—	(56)	1
Change in valuation allowance	(3,376)	(2,464)	(1,820)
Income tax benefit	$—	$—	$—
Effective tax rate	0.0%	0.0%	0.0%

The significant components of the Company’s deferred tax assets are as follows (in thousands):

	Year Ended December 31,
	2019	2018
Deferred tax assets:
Federal and state net operating loss carryforwards	$832	$663
Credits	7,522	4,585
Deferred rent	17	30
Other accrued liabilities	84	754
Depreciation	47	22
Deferred interest	1,264	—
Total deferred tax assets	9,766	6,054
Deferred tax liabilities:
Other accrued liabilities	—	—
Depreciation	—	—
Total deferred tax liabilities	—	—
Valuation allowance	9,766	6,054
Net deferred tax liability	$—	$—

As of December 31, 2019, Stealth BioTherapeutics Inc. had federal and state net operating loss carryforwards of $3.7 million and $1.0 million, respectively. The net operating loss carryforwards expire at various dates beginning in 2034 through 2039 for U.S. and state tax purposes. As of December 31, 2019, the Company had federal and state research and development credit carryforwards of approximately $4.0 million and $1.6 million, respectively, which, if unused, will expire in years 2035 through 2039 (federal) and 2030 through 2034 (state). As of December 31, 2019, the Company also had an orphan drug credit of $2.2 million, which, if unused, will expire in year 2037 through 2039.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. As of December 31, 2019, the Company maintains a full valuation allowance for its deferred tax assets due to uncertainty regarding their realization. Adjustments could be required in the future if the Company estimates that the amount of deferred tax assets to be realized is more or less than the net amount the Company has recorded. The valuation allowance increased $3.4  million and $2.5 million during the years ended December 31, 2019 and 2018, respectively, due primarily to the generation of net operating losses during the period and the recognition of potential research and development tax credits.

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

On December 22, 2017, The Tax Cuts and Jobs Act (the “Act)” was enacted. The Act significantly revised the U.S. corporate income tax law by lowering the corporate Federal income tax rate from 35% to 21%. As of December 31, 2017, the Company has assessed the effects of the corporate rate reduction on its existing deferred tax balances which resulted in a $0.3 million reduction in the deferred tax assets. Since the Company maintains a full valuation allowance on its deferred tax assets, a corresponding reduction in the valuation allowance equal to the effect of the rate reduction on the ending deferred tax asset was also reflected. In addition to the rate reduction, the Act also requires companies with foreign subsidiaries to pay a one-time transition tax on earnings that were previously tax deferred. As of December 31, 2019 and 2018, the Company does not have previously deferred foreign earnings subject to the transition tax.

16.	Net Loss Per Share Attributable to Ordinary Shareholders

Basic and diluted net loss per ordinary share are calculated as follows (in thousands, other than share and per share data):

	Year Ended December 31,
	2019	2018	2017
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	$(71,728)	$(96,712)	$(82,910)
Denominator:
Weighted-average ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	375,669,759	68,476,149	68,472,262
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.19)	$(1.41)	$(1.21)

The following ordinary share equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the periods presented, as their effect is anti-dilutive:

	Year Ended December 31,
	2019	2018	2017
Series A preferred shares	—	91,600,398	91,600,398
Series A preferred shares warrants	—	216,667	162,500
Ordinary share warrants	500,000	—	231,989
Convertible notes payable and accrued interest from MVIL	—	—	22,640,052
Outstanding share options	36,126,371	15,871,228	14,789,031
Total	36,626,371	107,688,293	129,423,970

17.	Related Party

For the years ended December 31, 2019, 2018 and 2017, the Company paid $96,528, $0.2 million and $0.2 million, respectively, for consulting services provided by an entity affiliated with its former interim Chief Financial Officer.

Except as disclosed elsewhere in the notes to the accompanying consolidated financial statements, there were no other material transactions with related parties.

18.	Subsequent Events

On December 31, 2019, the Company’s Chief Scientific Officer, Mark Bamberger, submitted notice of his resignation from the Company, effective December 31, 2019. In connection with his resignation, Dr. Bamberger entered into a separation agreement with the Company. On January 1, 2020, the Company also entered into a consulting agreement with Dr. Bamberger, by which he will be compensated for discovery-related consulting services on an as-needed basis.

On January 7, 2020, the Company adopted a strategic organizational restructuring plan, and reduced the workforce by approximately 60% of its personnel. In connection with the reduction in workforce, the Company anticipates incurring a one-time charge totaling approximately $2.3 million related to termination benefits and other related charges in the first quarter of 2020.

In 2020, the board of directors approved a new equity compensation plan, the 2020 ADS incentive plan (“the ADS Plan”), and amended the current 2019 Plan (“the Amended 2019 Plan”), and in March 2020, the shareholders approved the ADS Plan and the Amended 2019 Plan. The amendment of the 2019 plan reduced the number of ordinary shares reserved thereunder by 24,999,996, as those shares are now available under the ADS Plan.

On March 25, 2020, the shareholders approved the increase to the Company’s authorized share capital from 750,000,000 ordinary shares of a nominal or par value of US$0.0003 each to 1,200,000,000 ordinary shares of a nominal or par value of US$0.0003 each.

In March 2020, the COVID-19 pandemic, which began in December 2019 in China and has spread worldwide, has caused many governments to implement measures to slow the spread of the outbreak through quarantines, travel restrictions, heightened border scrutiny and other measures.  The Company has taken a series of actions aimed at safeguarding the Company’s employees and business associates, including implementing a work-at-home policy. These disruptions could result in increased costs of execution of operational plans or may negatively impact the quality, quantity and regulatory usability of data that the Company would otherwise be able to collect. While these disruptions are currently expected to be temporary, there is considerable uncertainty around the duration. Therefore, while the Company expects this matter to negatively impact its operating results, the related financial impact and duration cannot be reasonably estimated at this time.

Except as disclosed above and elsewhere in the notes to the accompanying consolidated financial statements, the Company has concluded that no further subsequent events have occurred that require disclosure.