Form 20-F
period 2020-12-31
Stealth BioTherapeutics Corp
filed 2021-04-06
CIK 1696396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

140 Kendrick Street,

Needham, MA 02494

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 635,092,150 ordinary shares, $0.0003 par value per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

- ii -

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

The consolidated financial statements presented at the end of this annual report have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. Any reference in the notes to the consolidated financial statements to applicable guidance is meant to refer to authoritative GAAP, as found in the Accounting Standards Codification, or ASC, and Accounting Standards Updates, or ASU, of the Financial Accounting Standards Board, or FASB. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the company’s management evaluates its estimates related to, but not limited to, share-based compensation expense, fair value of derivative liability, fair value of warrants, recoverability of the company’s net deferred tax asset-related valuation allowances, and certain prepaid expenses and accrued expenses. The company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ materially from those estimates or assumptions.

General Information

Except where the context otherwise requires and for purposes of this annual report on Form 20-F only:

•

the “company,” “we,” “us,” “our company” and “our” refer to Stealth BioTherapeutics Corp, or Stealth, and its consolidated subsidiaries, including Stealth BioTherapeutics Inc., or Stealth Delaware; and Stealth BioTherapeutics (HK) Limited, or Stealth HK.

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

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2020, 2019 and 2018 and audited consolidated balance sheets as of December 31, 2020 and 2019.

Our ADSs are listed on The Nasdaq Global Market under the symbol “MITO”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D.—Risk Factors,” “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words “anticipate,” “expect,” “hope,” “plan,” “potential,” “possible,” “will,” “believe,” “estimate,” “intend,” “may,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make as a result of known and unknown risks, uncertainties and other important factors, including but not limited to the following:

•	our plans to develop and commercialize elamipretide, SBT-272, SBT-550, and our other product candidates, and to identify additional product candidates;
•	ongoing and planned clinical trials and preclinical studies for our product candidates, including the timing of initiation of these trials and studies and the timing of the anticipated results;
•	our plans to submit a new drug application, or NDA, for Barth Syndrome;
•	our plans to possibly enter into collaborations for the development of product candidates and the potential benefits of any collaboration;
•	the timing of anticipated regulatory filings, meetings with regulatory agencies or regulatory approvals and plans and expectations for expedited regulatory review for our product candidates;
•	the potential advantages and clinical utility of our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our intellectual property position and strategy;
•	our estimates regarding the potential market opportunity for our product candidates; and
•	our estimates regarding expenses, future revenue, capital requirements, sufficiency of our current cash and cash equivalent and our need for and ability to obtain additional funding.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D.—Risk Factors,” “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words “anticipate,” “expect,” “hope,” “plan,” “potential,” “possible,” “will,” “believe,” “estimate,” “intend,” “may,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make as a result of known and unknown risks, uncertainties and other important factors, including but not limited to the following:

•	our plans to develop and commercialize elamipretide, SBT-272, SBT-550, and our other product candidates, and to identify additional product candidates;
•	ongoing and planned clinical trials and preclinical studies for our product candidates, including the timing of initiation of these trials and studies and the timing of the anticipated results;
•	our plans to submit a new drug application, or NDA, for Barth Syndrome;
•	our plans to possibly enter into collaborations for the development of product candidates and the potential benefits of any collaboration;
•	the timing of anticipated regulatory filings, meetings with regulatory agencies or regulatory approvals and plans and expectations for expedited regulatory review for our product candidates;
•	the potential advantages and clinical utility of our product candidates;
•	our commercialization, marketing and manufacturing capabilities and strategy;
•	our intellectual property position and strategy;
•	our estimates regarding the potential market opportunity for our product candidates; and
•	our estimates regarding expenses, future revenue, capital requirements, sufficiency of our current cash and cash equivalent and our need for and ability to obtain additional funding.

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

RISK FACTOR SUMMARY

Our business is subject to a number of risks that if realized could materially affect our business, financial condition, results of operations, cash flows and access to liquidity. These risks are discussed more fully in Part I, Item 3D. “Risk Factors” of this Annual Report on Form 20-F. Our principal risks include the following:

•

We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce or eliminate our research and drug development programs or commercialization efforts. If we do raise additional capital, it may cause dilution to our shareholders.

•

Based on our cash balances, recurring losses and our projected spending in 2021, and without giving effect to additional potential additional funding or milestones payments under the Development Funding Agreement, there is a substantial doubt about our ability to continue as a going concern.

•

We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability. As of December 31, 2020, we had an accumulated deficit of $555.5 million.

•

We depend heavily on the success of our clinical product candidates, and we cannot be certain that we will receive regulatory approval for any of our product candidates or if we will successfully commercialize any of our product candidates even if we receive such regulatory approval. If the Food and Drug Administration does not accept or approve our NDAs for our most advanced product candidates, including our planned NDA for Barth, it may require that we conduct additional clinical, nonclinical or manufacturing validation studies and submit that data before it will reconsider our applications.

•	Our approach to the discovery and development of product candidates that target mitochondria is unproven, and we do not know whether we will be able to develop any products of commercial value.
•

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

•

We expect to depend on third parties for the development, marketing and/or commercialization of our product candidates in some cases. If those collaborations are not successful, we may not be able to capitalize on the market potential of our product candidates.

•

We hold exclusive licenses from Cornell Research Foundation and the Institut de recherches cliniques de Montréal for our lead clinical-stage product candidate elamipretide. If these third parties terminate their agreements with us, our competitive position and our market share will be harmed. For example, our license agreement with Cornell required us to commercialize a product by December 31, 2020, subject to specified exceptions for causes due to scientific and regulatory events that are common in drug development, and Cornell has the right to terminate the license if we do not comply. We believe that our noncompliance is subject to the named exceptions, and to date we have not received any notice of termination from Cornell.

•

Morningside Venture (I) Investments Limited has a controlling interest in us and is be able to control all matters submitted to our shareholders for approval that require an ordinary resolution or special resolution, as well as our management and affairs.

•

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq Stock Market, and corporate governance rules and are permitted to file less information with the Securities and Exchange Commission, than U.S. companies. This may limit the information available to holders of our securities.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected financial data.

The selected consolidated statement of operations data for the fiscal years ended December 31, 2020, 2019 and 2018, and the selected consolidated balance sheet data as of December 31, 2020 and 2019, are derived from our audited consolidated financial statements appearing elsewhere in this annual report. The selected consolidated statement of operations data for the fiscal years ended December 31, 2017 and 2016, the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our respective audited consolidated financial statements and notes thereto that are not included within this report.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes which are included in “Item 17. —Financial Statements” of this annual report. We prepare our consolidated financial statements in accordance with GAAP as issued by the FASB.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$—	$21,087	$—	$—	$—
Operating expenses:
Research and development	29,305	44,604	53,062	63,220	48,445
General and administrative	19,366	22,315	22,217	16,500	13,403
Total operating expenses	48,671	66,919	75,279	79,720	61,848
Loss from operations	(48,671)	(45,832)	(75,279)	(79,720)	(61,848)
Other income (expense), net	(8,786)	(25,896)	(21,433)	(3,190)	799
Net loss attributable to ordinary shareholders	$(57,457)	$(71,728)	$(96,712)	$(82,910)	$(61,049)
Net loss per share attributable to ordinary shareholders—basic and diluted (1)	$(0.10)	$(0.19)	$(1.41)	$(1.21)	$(0.90)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	556,169,255	375,669,759	68,476,149	68,472,262	68,165,325

(1)

See Notes 2 and 16 to our audited consolidated financial statements appearing elsewhere in this annual report for further details on the calculation of basic and diluted net loss per share attributable to ordinary shareholders.

	As of December 31,
	2020	2019	2018	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$32,787	$50,768	$10,855	$4,119	$9,710
Working capital (deficit)	13,991	18,448	(27,318)	(18,675)	(338)
Net assets	(10,372)	17,267	(175,329)	(79,909)	1,546
Total assets	35,848	52,743	15,523	7,155	13,322
Total convertible preferred shares	—	—	211,377	211,377	211,377
Total accumulated deficit	(555,454)	(497,997)	(426,269)	(329,557)	(246,647)
Total shareholders’ equity (deficit)	(10,372)	17,267	(386,706)	(291,286)	(209,831)
B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk factors.

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

As of December 31, 2020, we had cash and cash equivalents of $32.8 million. In February 2021, we completed a registered direct offering, or the 2021 Offering, for net proceeds of approximately $4.1 million. On February 26, 2021 we received a $10.0 million milestone payment pursuant to a development funding agreement, or the Development Funding Agreement, with Morningside Venture (I) Investments Limited, or MVIL, under which MVIL agreed to provide funding to us to support our efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of Barth Syndrome, or Barth, geographic atrophy associated with dry age-related macular degeneration or dry AMD, Friedreich’s ataxia, or FRDA, Duchenne cardiomyopathy and replisome-related disorders and Leber’s hereditary optic neuropathy, or LHON. We believe our existing cash and cash equivalents at December 31, 2020 along with $10.0 million received under the Development Funding Agreement in February 2021 and $4.1 million received from our registered direct offering of ADSs in February 2021 will be sufficient to fund our operating expenses into the fourth quarter of 2021.

Our existing cash and cash equivalents will not be sufficient to support our clinical development of elamipretide and SBT-272 for rare and common ophthalmic indications, rare cardiomyopathies and rare neuromuscular and neurological indications and will not be sufficient to support our planned Phase 3 clinical trial for Leber’s hereditary optic neuropathy, or LHON, our planned trials for Duchenne cardiomyopathy or replisome-related disorders or any clinical development for SBT-550 or any other product candidates we may develop in the future. We will be required to expend significant funds in order to advance the development of elamipretide, SBT-272 and SBT-550, as well as any other product candidates we may develop in the future. In addition, while we may seek one or more collaborators for future development of our product candidates, and, in particular, may conduct any large Phase 3 clinical trials of elamipretide, such as those we would likely be required to conduct for common age-related diseases such as dry AMD, in collaboration with one or more partners that would finance most of the associated costs, we may not be able to enter into a collaboration for any of our product candidates on suitable terms, or at all. In any event, our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

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

Based on our cash balances, recurring losses and projected spending, there could be doubt about our ability to continue as a going concern. Given our planned expenditures for the next several years, including, without limitation, expenditures in connection with our clinical trials of elamipretide, SBT-272, SBT-550 and other new compounds, we have concluded, in connection with the issuance of our consolidated financial statements for the year ended December 31, 2020 that there is a substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm has issued a going concern opinion in connection with the audit of our annual financial statements for the fiscal year ended December 31, 2020. A going concern opinion means that there is substantial doubt that the company can continue as an ongoing business for the next 12 months. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. In addition, the inclusion of an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern and our lack of cash resources may materially adversely affect the price of the ADSs and our ability to raise new capital or to enter into critical contractual relations with third parties. There is no assurance that we will be able to adequately fund our operations in the future.

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

If we receive regulatory approval for the use of elamipretide for certain indications, we will be required to make substantial payments pursuant to our Development Funding Agreement.

If we receive regulatory approval for the use of elamipretide as a treatment for Barth, geographic atrophy associated with dry AMD, Friedreich’s ataxia, Duchenne cardiomyopathy, replisome-related disorders and LHON, we will be required to make substantial payments pursuant to our Development Funding Agreement. Our ability to make these required payments depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may generate cash flow from operations in the future sufficient to meet our obligations under the Development Funding Agreement. If we are unable to generate such cash flow or to obtain additional funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources on acceptable terms or at all, we could default on our payment obligations under the Development Funding Agreement.

We have incurred significant losses since inception and expect to incur significant and increasing losses for at least the next several years. We may never achieve or maintain profitability.

We have incurred significant annual net operating losses in every year since our inception. Our net losses were $57.5 million, $71.7 million, and $96.7 million for the years ended December 31, 2020, 2019 and 2018, respectively. As of December 31, 2020, we had an accumulated deficit of $555.5 million. We expect to continue to incur significant and increasing operating losses for the foreseeable future, and we do not know whether or when we will become profitable. We have not generated any revenues from product sales, have not completed the development of any product candidates and may never have a product candidate approved for commercialization. We have financed our operations to date through the issuance of our ADSs, ordinary shares, Series A convertible preferred shares, debt financings, a payment under an option agreement and a payment under our Development Funding Agreement, and have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical development programs. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We anticipate that our expenses will increase substantially if and as we

•

continue to develop and conduct clinical trials with respect to, elamipretide, including our ongoing Phase 2b clinical trial for the treatment of geographic atrophy, or GA, any additional protocols or studies we may conduct in Barth to support NDA submission, our planned Phase 3 clinical trial in replisome-related disorders, our anticipated Phase 2 clinical trial for the treatment of Duchenne cardiomyopathy, our planned Phase 3 clinical trial for the treatment of LHON and any future clinical trials;

•	initiate and continue research and preclinical and clinical development efforts for our other product candidates, including SBT-272 and compounds in the SBT-550 series;
•	seek to identify and develop additional product candidates;
•	seek regulatory and marketing approvals for our product candidates that successfully complete clinical trials, if any;
•	establish sales, marketing, distribution and other commercial infrastructure in the future to commercialize various products for which we may obtain marketing approval, if any;
•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;
•	maintain, expand and protect our intellectual property portfolio;
•	hire and retain additional personnel, such as clinical, quality control and scientific personnel;
•

add operational, financial, management information systems and commercial personnel, including personnel to support our product development and help us comply with our obligations as a public company; and

•	add property, equipment and physical infrastructure to support our research and development programs in the United States and Europe.

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

As of December 31, 2020, we had $9.0 million of outstanding principal under our term loan facility with Hercules. Commencing March 1, 2021, we are required to repay principal and interest on these borrowings in monthly installments through maturity in July 2021, as well as an end-of-term charge at maturity. Subject to the restrictions in this existing facility, we could incur additional indebtedness beyond our borrowings from Hercules.

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

Many of these factors— including with respect to clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator—are beyond our control, and clinical development of product candidates is inherently risky and uncertain. For example, although we observed trends towards improvement in a certain subset of patients, our Phase 2/3 clinical trial in Barth failed to reach its primary efficacy endpoints. Our Phase 3 clinical trial in PMM also failed to meet its primary endpoints. If we are unable to develop, receive marketing approval for and successfully commercialize elamipretide, on our own or with any future collaborator, or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

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

We have never obtained marketing approval for a product candidate. It is possible that the FDA may refuse to accept for substantive review any NDAs we submit for our product candidates or may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. For example, we have met with the FDA to discuss a potential NDA submission for Barth, and the FDA expressed its view that the existing clinical data are insufficient to demonstrate substantial evidence of effectiveness and do not support NDA review. The FDA recommended that we collect additional controlled clinical data in this indication prior to an NDA submission and recommended strategies for collecting that data, including a randomized withdrawal of patients on open-label extension in our Phase 2/3 Barth trial and potentially enrolling several additional patients. If the FDA does not accept or approve our NDAs for our most advanced product candidates, it may require that we conduct additional clinical, nonclinical or manufacturing validation studies and submit that data before it will reconsider our applications.

Depending on the extent of these or any other FDA-required studies, approval of any NDA or application that we submit may be delayed by several years or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDAs.

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

To date, other than our Phase 3 clinical trial in PMM, our Phase 3 retrospective natural history control trial in Barth, and our Phase 2/3 clinical trial in Barth, we have only conducted small Phase 1 and Phase 2 clinical trials, many of which have been undertaken to help inform our clinical strategy and develop later stage clinical trials intended to assess efficacy. While the endpoints and populations for these later stage clinical trials, including our Phase 2b clinical trial for GA, our planned Phase 3 clinical trial for LHON, our anticipated Phase 3 clinical trial for replisome-related disorders and our anticipated Phase 2 clinical trial for Duchenne cardiomyopathy, are or will be derived from results of our earlier trials and medical literature, in some cases we did not demonstrate a statistically significant effect in the population and on the efficacy endpoints in our prior clinical trials prospectively described in the clinical trial protocol. The lack of statistical significance could be attributed to various factors, including the lack of power to demonstrate significance, the design of the studies or the lack of a treatment benefit from our product candidate. In some cases, we conducted post hoc, retrospective analyses of data subsets and have designed, and expect to design later stage clinical trials based on the results of such post hoc analyses. For example, the improvements in stroke volume and other parameters of cardiac function as well as in functional endpoints observed in our Barth Phase 2/3 trial were not statistically significant during the placebo-controlled portion of the trial, which we believe was due to the duration of therapy being too short to derive benefit. Although we plan to design our future trials in rare cardiomyopathies with a longer duration of dosing, we cannot predict the successfulness of that approach. Additionally, despite improvements observed in similar endpoints during a Phase 2 clinical trial, our Phase 3 clinical trial in PMM failed to reach its primary efficacy endpoints and, we observed that subjective, effort-dependent endpoints such as the six-minute walk test, or 6MWT, may be influenced by a placebo effect, such that patients randomized to placebo may experience meaningful improvements. Although we have incorporated and plan to incorporate objective endpoints including disease biomarkers such as echocardiographic parameters of cardiac function for Barth and other rare cardiomyopathies, and optical coherence tomography and fundus autofluorescence imaging of geographic atrophy progression for GA, we have also assessed and expect to assess functional endpoints including 6MWT, for Barth, and visual function, for GA.

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

We, or any future collaborators, may not be able to initiate or continue clinical trials for any of our product candidates if we, or they, are unable to locate and enroll a sufficient number of eligible subjects to participate in clinical trials as required by the FDA or comparable regulatory authorities. For example, we are developing elamipretide for the treatment of several rare diseases with small patient populations, such as Barth. Enrollment is a significant factor in the timing of clinical trials, and is affected by many factors, including:

•	the size and nature of the patient population;
•	the severity of the disease under investigation;
•	the proximity of subjects to clinical sites;
•	the eligibility criteria for the trial;
•	the design of the clinical trial;
•	efforts to facilitate timely enrollment;
•	competing clinical trials;
•	COVID-19 related safety considerations; and
•

clinician and patient perception as to the potential advantages and risks of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

Our inability, or the inability of any future collaborators, to enroll a sufficient number of subjects for our, or their, clinical trials could result in significant delays or may require us or them to abandon one or more clinical trials altogether. For example, our Phase 2a clinical trial of elamipretide in subjects pre-treated prior to a renal angioplasty was terminated early due to recruitment challenges after enrolling only 14 subjects of the 28 originally planned, and we have experienced COVID-19 related delays in enrolling the ReCLAIM 2 trial. Enrollment delays in clinical trials may result in increased development costs for our product candidates, delay or halt the development of and approval processes for our product candidates and jeopardize our, or any future collaborators’, ability to commence sales of and generate revenues from our product candidates, which could cause the value of our company to decline.

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

We have established commercial manufacturing processes for both the elamipretide drug substance and drug product and have begun validation of our manufacturing processes at a scale that exceeds our expected quantities of elamipretide required for commercial launch and beyond. The successful validation of manufacturing processes is a necessary part of pre-approval inspections by regulatory authorities. An unfavorable pre-approval inspection could delay anticipated approval of marketing authorization applications.

Our transition to a solution-phase process for making the active ingredient, elamipretide, was relatively recent. A change in the contract manufacturer for elamipretide was necessary late in the development timeline to meet the goals for scale and product quality. In addition to any findings that could result from a pre-approval inspection, regulatory authorities could require that additional batches be produced to demonstrate the suitability of the process at the current contract manufacturing sites and/or at the current commercial scale. Such additional batches could cause a delay in granting approval of marketing authorization applications, including NDAs.

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

We are initially developing elamipretide for the treatment of rare primary mitochondrial diseases and common diseases of aging in which mitochondrial function is impaired. There are several companies developing treatments that target mitochondria or mitochondria-associated diseases. The majority of these efforts are in preclinical or early clinical development are focused on gene therapy or are proposing the use of generic compounds. To our knowledge, none of these is focused on cardiolipin remodeling. Our competitors include: NeuroVive Pharmaceutical AB, Reata Pharmaceuticals, Inc., LumiThera, Inc., Reneo Pharmaceuticals, Inc. and Santhera Pharmaceuticals Holding. In addition to competition from competitors who are developing treatments that seek to improve mitochondrial function or otherwise target the mitochondria, we also face competition from therapies that target the indications we are studying, particularly for diseases of aging such as GA. Such competitors who are developing or who have developed competing therapies include Apellis Pharmaceuticals Inc., Astellas Pharma Inc., Hemera Biosciences Inc., Ionis Pharmaceuticals, Inc. and IVERIC bio, Inc.

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

The COVID-19 pandemic, has and may continue to affect our ability to recruit or retain patients for our clinical trials, and may disrupt regulatory activities, disrupt preclinical studies or have other adverse effects on our business and operations.

The COVID-19 pandemic, has caused many governments to implement measures to slow the spread of the pandemic through quarantines, travel restrictions, heightened border scrutiny and other measures.  The pandemic and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the pandemic and its effects on our business and operations are uncertain.  We seek to enroll patients for our clinical trials at sites located in the United States and may be unable to continue trials as scheduled. We have and may continue to face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of traveling to our clinical trial sites because of the pandemic. For example, we experienced COVID-19 related delays in enrolling the ReCLAIM 2 trial. In response, we added several additional trial sites, and implemented best practices measures, including availability of night and weekend visits and visiting nurses, to alleviate COVID-19 related challenges. We are closely monitoring any COVID-19 related discontinuations in light of increased reported incidence in the United States. We and our third-party contract manufacturers, contract research organizations, academic collaborators and clinical sites may also face disruptions in accessing laboratory or clinical trial sites or procuring items that are essential for our research and development activities, including, for example, raw materials used in the manufacture of our product candidates, medical and laboratory supplies used in our clinical trials or preclinical studies or animals that are used for preclinical testing, in each case, that are sourced from abroad or for which there are shortages because of ongoing efforts to address the pandemic. These factors may increase our cost for future studies and may further delay timelines to start new studies. For example, we manufacture our products outside the United States and could be subject to disruptions in due to responses of other governments to outbreaks of COVID-19. Additionally, during various periods in 2020, the principal investigator for the TAZPOWER trial suspended all ongoing regular clinic visits in accordance with pandemic safety guidelines published by the Barth Syndrome Foundation, compromising the practicability of collecting additional controlled clinical data; similar disruptions in regularly scheduled visits also impacted our ReCLAIM 2 trial. Pandemic-related shutdowns could also impact our ability to initiate a subsequent study in Barth, such as the randomized withdrawal study the FDA has recommended, or to initiate our Duchenne cardiomyopathy or replisome-related disorders trials.   In addition, we may face impediments to regulatory meetings and approvals due to measures intended to limit in-person interactions.  We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business and it has the potential to adversely affect our business, operations and financial condition.

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

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. We expect to seek collaborators for the development and commercialization of one or more of our product candidates. For example, we hold worldwide rights for elamipretide and we own our new pipeline compounds, including SBT-272. We may explore partnerships for development of elamipretide or SBT-272, as well as one or more of our pipeline compounds, in selected other indications and territories. Likely future collaborators may include large and mid-size pharmaceutical companies, regional and national pharmaceutical companies and biotechnology companies. In addition, if we are able to obtain marketing approval for any of our product candidates from foreign regulatory authorities, we intend to enter into strategic relationships with international biotechnology or pharmaceutical companies for the commercialization of such product candidates outside of the United States.

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

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. For example, in October 2019, we granted Alexion an exclusive option to co-develop and commercialize elamipretide. Alexion terminated the option agreement in January 2020. If any future collaborator of ours is involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

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

•	disruptions in supply from manufacturers outside of the United States due to import/export limitations or responses of other governments to outbreaks of COVID-19
•	the possible termination or nonrenewal of agreements by our third-party contractors at a time that is costly or inconvenient for us;
•	the possible breach by the third-party contractors of our agreements with them;
•	the failure of third-party contractors to comply with applicable regulatory requirements;
•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;
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

Moreover, because the issuance of a patent is not conclusive as to its inventorship, scope, validity, term or enforceability, our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, or become involved in post-grant review procedures, oppositions, derivations, reexaminations, inter partes review or interference proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Moreover, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. In addition, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. Furthermore, while it is our policy to require agreements with selected contractors, consultants, scientific advisors and collaborators requiring assignment of inventions or, in limited cases, the grant of an exclusive, worldwide license or option to license intellectual property rights developed in the course of their work with or for us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. As a result, the inventorship or ownership of our intellectual property may be challenged in the future.

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

While we have obtained composition of matter patents with respect to elamipretide through an application family in-licensed from Cornell Research Foundation, Inc., a subsidiary of Cornell University, or Cornell, and Institut de recherches cliniques de Montréal, or the IRCM, we also rely on trade secret protection for certain aspects of our discovery platform. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees, certain consultants, contractors and collaborators. To our knowledge, such agreements have been entered into with all relevant parties; however we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be misappropriated or disclosed to, or independently developed by, a competitor, our business and competitive position could be harmed.

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

We are a party to license agreements and certain aspects of our business depend on patents and/or patent applications owned by third parties. In particular, we hold exclusive licenses from Cornell and the IRCM for elamipretide as well as for other compounds and certain methods. We may enter into additional license agreements as part of the development of our business in the future. If we are unable to maintain these patent rights or our license to these patent rights for any reason, or if we are unable to maintain any future material license we may enter into, our ability to develop and commercialize our product candidates could be materially harmed.

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

Risks with respect to parties from whom we have obtained intellectual property rights may also arise out of circumstances beyond our control. Despite our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to obtain regulatory approval and to market products covered by these license agreements. For example, our license agreement with Cornell required us to commercialize a product by December 31, 2020, subject to specified exceptions for causes due to scientific and regulatory events that are common in drug development, such as institutional review board delays, clinical trial recruitment, clinical trial results and regulatory delays, and other events over which we cannot exert direct control, and Cornell has the right to terminate the license if we do not comply. We believe that our noncompliance is subject to the named exceptions, and to date we have not received any notice of termination from Cornell.  Any actual termination of the license would be subject to cure periods and appeals before taking effect. If our license agreements are terminated, or if the underlying patents fail to provide the intended market exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products similar or identical to ours. Moreover, if our license agreements are terminated, our former licensors and/or assignors may be able to prevent us from utilizing the technology covered by the licensed or assigned patents and patent applications. This could have a material adverse effect on our competitive business position and our business prospects.

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

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or trade-secret information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of the ADSs. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings. In addition, we may from time to time become involved in disputes, including litigation, with respect to intellectual property.

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

Risks Related to Regulatory Approval and Other Legal Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of any product candidates. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize any product candidates, and our ability to generate revenue will be materially impaired.

Elamipretide, our other product candidates and any future product candidates we may identify and pursue and the activities associated with their development and commercialization, including design, development,testing, manufacture, packaging, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, export, import and adverse event reporting, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside of the United States. In addition, even if we receive approval, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of any such product candidates.

Marketing approval of drugs in the United States requires the submission of a new drug application, or NDA, to the FDA and we are not permitted to market any product candidate in the United States until we obtain approval from the FDA of the NDA for that product. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, toxicology, and chemistry, manufacturing and controls. We have not submitted an application for or received marketing approval for elamipretide or any other product candidates we may develop in the United States or in any other jurisdiction.

We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third-party clinical research organizations or other third-party consultants or vendors to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing processes to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. If our manufacturing facilities cannot pass FDA pre-approval inspection, our application could be delayed or rejected. If any of any product candidates receives marketing approval, the accompanying label may limit the approved use of our drug, which could limit sales of the product.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

Finally, disruptions at the FDA and other agencies may prolong the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.  The Trump Administration also took several executive actions that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities. Finally, the COVID-19 pandemic has significantly impacted FDA’s inspectional ability and timeframe in which inspections are completed.  It is possible that we could experience significant delays in scheduling and completing a pre-approval inspection of the manufacturing facilities which could delay the ultimate approval of the NDA.

If we experience delays in obtaining approval or if we fail to obtain approval of elamipretide, or our other product candidates and any other product candidates we may develop, the commercial prospects for any product candidates may be harmed and our ability to generate revenues will be materially impaired.

Failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed abroad.

In order to market and sell our products in the European Union and many other foreign jurisdictions, we or our potential third-party collaborators must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside of the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside of the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We or our potential third-party collaborators may not obtain approvals from regulatory authorities outside of the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside of the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Additionally, we could face heightened risks with respect to seeking marketing approval in the United Kingdom as a result of the recent withdrawal of the United Kingdom from the European Union, commonly referred to as Brexit which was effective December 31, 2020. On December 24, 2020, the United Kingdom and European Union entered into a Trade and Cooperation Agreement.  The agreement sets out certain procedures for approval and recognition of medical products in each jurisdiction. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, would prevent us from commercializing any product candidates in the United Kingdom and/or the European Union and restrict our ability to generate revenue and achieve and sustain profitability. If any of these outcomes occur, we may be forced to restrict or delay efforts to seek regulatory approval in the United Kingdom and/or European Union for any product candidates, which could significantly and materially harm our business.

We expect that we will be subject to additional risks in commercializing any of our product candidates that receive marketing approval outside the United States, including tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country; and workforce uncertainty in countries where labor unrest is more common than in the United States

We have obtained Fast Track designation from the FDA for elamipretide for the treatment of Barth, LHON and GA. However, Fast Track designation may not actually lead to a faster development, regulatory review or approval process.

We have received Fast Track designation for elamipretide for the treatment of Barth and LHON, and for the treatment of patients with geographic atrophy, an advanced form of dry AMD. We may seek Fast Track designation for other product candidates we may develop. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot be certain that the FDA would decide to grant it. Fast Track designation does not ensure that we will experience a faster development, regulatory review or approval process compared to conventional FDA procedures or that we will ultimately obtain regulatory approval of elamipretide. Additionally, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may not be able to obtain or maintain orphan drug designation or exclusivity for any product candidates and, even if we do, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

We have obtained orphan drug designation from the FDA for elamipretide for the treatment of Barth and LHON. We may seek orphan drug designation in other indications or for any other future product candidates. Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and ten years in the European Union. The exclusivity period in the European Union can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because competing drugs containing a different active ingredient can be approved for the same condition. In addition, even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

On August 3, 2017, the U.S. Congress passed the FDA Reauthorization Act of 2017, or FDARA. which, among other things, codified the FDA’s pre-existing regulatory interpretation to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

Although we have obtained Rare Pediatric Disease Designation, or RPDD, for elamipretide for the treatment of Barth, we may not be eligible to receive a priority review voucher in the event that FDA approval does not occur prior to October 1, 2022.

The Rare Pediatric Disease Priority Review Voucher Program, or PRV Program, is intended to incentivize pharmaceutical sponsors to develop drugs for rare pediatric diseases. A sponsor who obtains approval of an NDA or BLA for a rare pediatric disease may be eligible for a Priority Review Voucher, or PRV, under this program, which may be redeemed by the owner of such PRV to obtain priority review for a marketing application. A PRV is fully transferrable and can be sold to any sponsor, who in turn can redeem the PRV for priority review of a marketing application in six months, compared to the standard timeframe of approximately 10 months.

In December 2016, Congress extended the Rare Pediatric Disease Priority Review Voucher Program, authorizing the FDA to award vouchers through September 30, 2022, limited to drugs with rare pediatric disease designation granted by September 30, 2020. On September 30, 2020, Congress provided a short-term extension of the Priority Review Voucher Program. On December 27, 2020, the Rare Pediatric Disease Priority Review Voucher Program was further extended. Under the current statutory sunset provisions, after September 30, 2024, FDA may only award a voucher for an approved rare pediatric disease product application if the sponsor has rare pediatric disease designation for the drug, and that designation was granted by September 30, 2024. After September 30, 2026, FDA may not award any rare pediatric disease priority review vouchers. If we do not obtain approval of an NDA for elamipretide for the treatment of Barth by these dates, and if the PRV Program is not further extended by congressional action, we may not receive a PRV.

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

Any product candidate for which we obtain marketing approval could be subject to post-marketing restrictions or withdrawal from the market and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS. If any product candidate receives marketing approval, the accompanying label may limit the approved use of our drug, which could limit sales of the product.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product, including the adoption and implementation of REMS. The FDA and other agencies, including the Department of Justice, or the DOJ, closely regulate and monitor the post-approval marketing and promotion of drugs to ensure, among other things, that they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies impose and enforce stringent restrictions on manufacturers’ communications regarding off-label use, and if we promote our products beyond their approved indications, we may be subject to enforcement action or prosecution arising from off-label promotion. Violations of the FDCA and other statutes relating to the promotion and advertising of prescription drugs may lead to investigations and enforcement actions alleging violations of federal and state healthcare fraud and abuse laws, including the False Claims Act, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may have various consequences, including:

•	suspension of or restrictions on such products, manufacturers or manufacturing processes;
•	restrictions and warnings on the labeling or marketing of a product;
•	restrictions on product distribution or use;
•	requirements to conduct post-marketing studies or clinical trials;

•	warning letters or untitled letters;
•	withdrawal of the products from the market;
•	refusal to approve pending applications or supplements to approved applications that we submit;
•	recall of products;
•	fines, restitution or disgorgement of profits or revenues;
•	suspension of any ongoing clinical trials;
•	suspension or withdrawal of marketing approvals;
•	damage to relationships with any potential collaborators;
•	unfavorable press coverage and damage to our reputation;
•	refusal to permit the import or export of our products;
•	product seizure or detention;
•	injunctions or the imposition of civil or criminal penalties; or
•	litigation involving patients using our products.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with the European Union’s requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive FDA requirements, including ensuring that quality control and manufacturing procedures conform to cGMPs applicable to drug manufacturers or quality assurance standards applicable to medical device manufacturers, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We, any contract manufacturers we may engage in the future, our future collaborators and their contract manufacturers will also be subject to other regulatory requirements, including submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements regarding the distribution of samples to clinicians, recordkeeping, and costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product such as the requirement to implement a REMS.

Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain reimbursement for any of our candidate products that do receive marketing approval and our ability to generate revenue will be materially impaired.

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. We expect that current laws, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we, or any collaborators, may receive for any approved products. If reimbursement of our products is unavailable or limited in scope, our business could be materially harmed.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2030 under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Further, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Court of Appeals for the Fifth Circuit court affirmed the lower court’s ruling that the individual mandate portion of the ACA is unconstitutional and it remanded the case to the district court for reconsideration of the severability question and additional analysis of the provisions of the ACA.  Thereafter, the U.S. Supreme Court agreed to hear this case. Oral argument in the case took place on November 10, 2020, and a ruling by the Court is expected sometime this year. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

The Trump Administration also took executive actions to undermine or delay implementation of the ACA, including  directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices.  On January 28, 2021, however, President Biden issued a new Executive Order which directs federal agencies to reconsider rules and other policies that limit Americans’ access to health care, and consider actions that will protect and strengthen that access.  Under this Order, federal agencies are directed to re-examine: policies that undermine protections for people with pre-existing conditions, including complications related to COVID-19; demonstrations and waivers under Medicaid and the ACA that may reduce coverage or undermine the programs, including work requirements; policies that undermine the Health Insurance Marketplace or other markets for health insurance; policies that make it more difficult to enroll in Medicaid and the ACA; and policies that reduce affordability of coverage or financial assistance, including for dependents.

Current and future legislative efforts may limit the costs for our products, if and when they are licensed for marketing, and that could materially impact our ability to generate revenues.

The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the United States.  To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for products.  To those ends, President Trump issued five executive orders intended to lower the costs of prescription drug products. Several of these orders are reflected in recently promulgated regulations, and one of these regulations is currently subject to a nationwide preliminary injunction. It remains to be seen whether these orders and resulting regulations will remain in force during the Biden Administration.  Further, on September 24, 2020, the Trump Administration finalized a rulemaking allowing states or certain other non-federal government entities to submit importation program proposals to the FDA for review and approval. Applicants are required to demonstrate that their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers.  The FDA has issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.  In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.  We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

Finally, outside the United States, in some nations, including those of the EU, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we or our collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

We may be subject to certain healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, fines, disgorgement, exclusion from participation in government healthcare programs, curtailment or restricting of our operations, and diminished profits and future earnings.

Healthcare providers, third-party payors and others will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with healthcare providers and third-party payors will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Potentially applicable U.S. federal and state healthcare laws and regulations include the following:

Anti-Kickback Statute.  The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

False Claims Laws.  The federal false claims laws, including the civil False Claims Act, impose criminal and civil penalties, including those from civil whistleblower or qui tam actions against individuals or entities for knowingly presenting, or causing to be presented to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

HIPAA.  The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing or attempting to execute a scheme to defraud any healthcare benefit program;

HIPAA and HITECH.  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, also imposes obligations on certain types of individuals and entities, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

False Statements Statute.  The federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

Transparency Requirements.  The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to report annually to the U.S. Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests; and

Analogous State and Foreign Laws.  Analogous state laws and regulations, such as state anti-kickback and false claims laws, and transparency laws, may apply to sales or marketing arrangements, and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. Many state laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Foreign laws also govern the privacy and security of health information in many circumstances.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. Payments made to physicians in certain European Union Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual European Union Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct applicable in the European Union Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

Efforts to ensure that our business arrangements with third parties, and our business generally, will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion of products from government funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, and reputational harm, any of which could substantially disrupt our operations. If any of the physicians or other providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

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

Our internal computer systems and those of any collaborators, contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such systems are also vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees, third-party vendors and/or business partners, or from cyberattacks by malicious third parties. Cyber incidents are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. For example, we have experienced attempts at phishing and e-mail fraud with the goal of causing payments to be transmitted to an unintended recipient. Cyber incidents could also include the deployment of harmful malware, ransomware, denial-of-service attacks, unauthorized access to or deletion of files, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information.

In the event any cyberattack security breach or system failure were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position and reputation could be harmed and the further development and commercialization of IMR-687 and any other product candidates we may develop could be delayed.

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

If we or any third-party manufacturers we engage now or in the future fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs or liabilities that could harm our business.

We and third-party manufacturers we engage now are, and any third-party manufacturers we may engage in the future will be, subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. Liability under certain environmental laws governing the release and cleanup of hazardous materials is joint and several and could be imposed without regard to fault. We also could incur significant costs associated with civil or criminal fines and penalties or become subject to injunctions limiting or prohibiting our activities for failure to comply with such laws and regulations.

Although we maintain general liability insurance as well as workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Further, with respect to the operations of our current and any future third-party contract manufacturers, it is possible that if they fail to operate in compliance with applicable environmental, health and safety laws and regulations or properly dispose of wastes associated with our products, we could be held liable for any resulting damages, suffer reputational harm or experience a disruption in the manufacture and supply of any product candidates or products. In addition, our supply chain may be adversely impacted if any of our third-party contract manufacturers become subject to injunctions or other sanctions as a result of their non-compliance with environmental, health and safety laws and regulations.

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

Our employees, independent contractors, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants and vendors. Misconduct by these partners could include intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or similar foreign regulatory authorities, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. This could include violations of HIPAA, other U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive. We are also exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance or codes of conduct. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Risks Related to Ownership of ADSs

Morningside Venture (I) Investments Limited has a controlling ownership interest in our ordinary shares and the ability to substantially control all matters submitted to shareholders for approval.

As of February 28, 2021, MVIL, beneficially owns 66.1% of our ordinary shares. In addition, certain entities associated within MVIL beneficially own an additional 8.8% of our ordinary shares. As a result, MVIL and such entities will be able to control all matters submitted to our shareholders for approval that require an ordinary resolution or special resolution, as well as our management and affairs. For example, MVIL would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

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

MVIL is in the business of making investments in companies and could from time to time acquire and hold interests in businesses that compete with us. MVIL may also pursue acquisition opportunities that may be complementary to our business, and as a result, desirable acquisitions may not be available to us. As long as MVIL continues to own a significant amount of our equity, it will continue to be able to strongly influence or effectively control our decisions.

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

For further information upon the differences between Delaware law and Cayman Islands law, please see “Description of Share Capital and Articles of Association—Differences in Corporate Law” in our prospectus dated April 10, 2020, filed with the SEC on Form F-3, which information is incorporated by reference in this annual report.

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

We have also registered 112.7 million ordinary shares that we may issue under our equity compensation plans. These shares can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates.

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

The trading market for the ADSs will likely depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will continue to cover us or provide favorable coverage. If one or more analysts downgrade the ADSs or change their opinion of the ADSs, our share price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs or trading volume to decline.

Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote directly with respect to any specific matter. We cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. See “Description of American Depositary Shares” in our prospectus dated April 10, 2020, filed with the SEC on Form F-3, which information is incorporated by reference in this annual report.

Holders of our ADSs may face limitations on transfer and withdrawal of underlying ordinary shares.

Our ADSs, which may be evidenced by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares” in our prospectus dated April 10, 2020, filed with the SEC on Form F-3, which information is incorporated by reference in this annual report.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, referred to as our Articles of Association, the Companies Law (2020 Revision) (as amended) of the Cayman Islands, referred to as the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Similarly, the rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a Cayman Islands exempted company, we may not have standing to initiate a derivative action in a federal court of the United States. As a result, you may be limited in your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Articles of Association—Differences in Corporate Law” in our prospectus dated April 10,2020, filed with the SEC on Form F-3, which information is incorporated by reference in this annual report.

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

Minority shareholders in a Cayman Islands exempted company have more limited rights than minority shareholders in a U.S. corporation in relation to mergers and similar transactions that the company may carry out. For example, if a merger under the Companies Law involving a Cayman Islands exempted company is approved by the requisite majority of shareholders, a dissenting minority shareholder would have the right to be paid the fair value of their shares (which, if not agreed between the parties, will, following the course of legal proceedings, be determined by the Cayman Islands Court) if the shareholders follow the statutorily prescribed procedure for initiating such proceedings, subject to certain exceptions. Such dissenter rights differ substantially from the appraisal rights, which would ordinarily be available to dissenting shareholders of Delaware corporations. Further, if a takeover offer is made to the shareholders of a Cayman Islands exempted company and accepted by holders of 90% of the shares affected, the offeror may require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion. A minority shareholder in this scenario would have no rights comparable to the appraisal rights which would generally be available to a dissenting shareholder of a U.S. corporation in similar circumstances. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital and Articles of Association—Differences in Corporate Law” in our prospectus dated April 10, 2020, filed with the SEC on Form F-3, which information is incorporated by reference in this annual report.

Item 4. Information on the Company

A.	History and development of the company.

Our registered office is located at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005 Cayman Islands. We have two wholly owned subsidiaries: Stealth BioTherapeutics Inc., a Delaware company, which we refer to as Stealth Delaware and Stealth BioTherapeutics (HK) Limited, a company incorporated with limited liability under the laws of Hong Kong. Our agent for service of process in the United States is Stealth Delaware, and the executive offices of Stealth Delaware are located at 140 Kendrick Street, Needham, MA 02494, and the telephone number there is (617) 600-6888. Our website address is www.stealthbt.com. We have included our website address in this annual report as an inactive textual reference only. The information contained in, or accessible through, our website does not constitute part of this annual report on Form 20-F. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

Stealth BioTherapeutics Corp was incorporated in Grand Cayman, Cayman Islands as Stealth Peptides International, Inc. in April 2006. Its wholly owned subsidiary, Stealth BioTherapeutics Inc., was incorporated in Delaware as Stealth Peptides Inc. in October 2007. In addition, a wholly owned subsidiary, Stealth BioTherapeutics (HK) Limited, was incorporated in Hong Kong in September 2017. In 2020, a former wholly owned subsidiary, Stealth BioTherapeutics (Shanghai) Limited, was closed.

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

Our capital expenditures for the years ended December 31, 2020, 2019 and 2018 amounted to $0.04 million, $0.1 million and $0.01 million, respectively. In the three-year period ended December 31, 2020, we have invested a total of $0.2 million in equipment and facilities.

B.	Business overview.

Overview

We are a clinical-stage biotechnology company focused on the discovery, development and commercialization of novel therapies for diseases involving mitochondrial dysfunction. Mitochondria, found in nearly every cell in the body, are the body’s main source of energy production and are critical for normal organ function. Dysfunctional mitochondria characterize a number of rare genetic diseases and many common age-related diseases, leading to devastating cardiac, ophthalmic and neurological symptoms. We believe our product candidates have significant potential to treat the cardiac, ophthalmic and neurological symptoms of both rare genetic and common age-related mitochondrial diseases. Our mission is to be the leader in mitochondrial medicine, and we have assembled a highly experienced management team, board of directors and group of scientific advisors to help us achieve this mission. Our leadership team has decades of experience leading drug discovery and development programs, including at GlaxoSmithKline, Novo Nordisk and Pfizer.

Our first clinical product candidate, elamipretide, is a small peptide that targets and binds reversibly to cardiolipin, an essential structural element of mitochondria, stabilizing the inner mitochondrial membrane under conditions of oxidative stress. This novel mechanism of action has shown potential clinical benefit in both rare genetic and common age-related ophthalmic and cardiac diseases entailing mitochondrial dysfunction. Elamipretide has been generally well tolerated in clinical trials with over 1,000 subjects systemically exposed to it to date.

We are studying elamipretide in the following indications:

•

Barth Syndrome, or Barth, an inherited cardiomyopathic disease, for which we have conducted a Phase 3 retrospective natural history-controlled trial and a Phase 2/3 clinical trial in the United States; and

•

Geographic atrophy or GA, an advanced form of dry age-related macular degeneration, for which we conducted a Phase 1 clinical trial in the United States and are currently conducting a Phase 2b clinical trial in the United States.  Our Phase 2b trial was fully enrolled in February 2021, and we expect data from this trial during the first half of 2022.

We met with the Division of Cardiology and Nephrology at the U.S. Food and Drug Administration, or FDA, in November 2020, in February 2021 and April 2021 to discuss a potential new drug application, or NDA, submission for Barth. We also received a petition signed by over 4,250 members of the Barth community requesting us to submit our NDA on the basis of our existing data. The FDA expressed its view that the existing clinical data are insufficient to demonstrate substantial evidence of effectiveness and do not support NDA review. The FDA recommended that we collect additional controlled clinical data in this indication prior to an NDA submission and recommended strategies for collecting that data, including a randomized withdrawal of patients on open-label extension in our Phase 2/3 Barth trial and potentially enrolling several additional patients.  We are evaluating next steps in this indication, including a potential withdrawal protocol.

We are evaluating the potential for additional clinical trials of elamipretide in the following cardiac, ophthalmic and neurological diseases in which mitochondrial dysfunction is implicated:

•

Duchenne cardiomyopathy, which is the heart muscle weakness associated with Duchenne’s muscular dystrophy, or DMD, which is phenotypically like the cardiomyopathy assessed in our Barth program and is the leading cause of early mortality in this disease;

•	Friedreich’s ataxia, or FRDA, which is associated with both cardiomyopathy and progressive decline in visual function;
•	Leber’s hereditary optic neuropathy, or LHON, an inherited disease of central blindness, for which we have conducted a Phase 2 clinical trial in the United States; and
•	Replisome-related primary mitochondrial myopathy, caused by mutations in nuclear genes that encode for proteins involved in mitochondrial DNA replication.

Subject to discussions with the FDA, continued planning efforts and financing plans, we hope to initiate a clinical development program for elamipretide in DMD patients with cardiomyopathy during the second half of 2021, focusing primarily on cardiac endpoints. We plan to support an investigator-initiated Phase 2a open-label clinical trial of elamipretide assessing both visual and cardiac endpoints in FRDA, which is anticipated to commence enrollment in 2021, and we hope that results from this trial will help inform a pivotal trial design. We also hope to initiate a pivotal trial for elamipretide in patients with replisome-related primary mitochondrial myopathy during the second half of 2021, subject to discussions with the FDA, continued planning efforts and financing plans.  Patients with these replisome-related nuclear DNA mutations were among a prespecified subgroup of patients with nuclear DNA mutations in whom improvements were observed in our Phase 3 primary mitochondrial myopathy trial. Although we plan to initiate a Phase 3 global clinical trial for elamipretide in LHON, the initiation of this trial is subject to ongoing formulation studies expected to read out in early 2022, continued planning efforts, and financing plans.

Our second clinical product candidate, SBT-272, is a novel peptidomimetic that has been shown to increase adenosine triphosphate, or ATP, production and decrease levels of reactive oxygen species, or ROS, in dysfunctional mitochondria in preclinical studies. In early experiments, SBT-272 demonstrated higher mitochondrial uptake and greater concentrations in the brain relative to elamipretide. We are developing SBT-272 for rare neurological diseases involving mitochondrial dysfunction. Preliminary results from a Phase 1 clinical trial in healthy human volunteers completed during 2020 suggest that SBT-272 showed a favorable safety profile, but did not reach desired drug exposure levels.  We are conducting subcutaneous dosing studies and plan to commence longer term toxicology studies in 2021 to support the potential initiation of a Phase 2 clinical trial in patients during 2022. We have conducted and continue to conduct preclinical studies in neurological disease models to inform our decisions regarding our first Phase 2 indication.

We have discovered and own over 100 compounds, including SBT-272 and the SBT-550 family, that also target the mitochondria and form the basis of our broad proprietary pipeline of mitochondrial-targeted product candidates. We are evaluating compounds in the SBT-550 family for rare neurological indications. In addition, our internal discovery platform has generated a library of over 100 differentiated proprietary compounds which could have clinical benefit for diseases related to mitochondrial dysfunction and from which we plan to designate potential product candidates. We may also utilize certain of these compounds as part of our carrier program, in which they could potentially serve as scaffolds to deliver other beneficial compounds to the mitochondria.

As of December 31, 2020, we held exclusive worldwide rights or an option for exclusive worldwide rights under 393 issued patents and 188 patent applications to protect our platform and product candidates. We have exclusive worldwide rights to elamipretide and a second product candidate, SBT-20, both of which we licensed from Cornell Research Foundation, Inc., a subsidiary of Cornell University , or Cornell, and Institut de recherches cliniques de Montréal, or the IRCM, in 2006. The unique mitochondrial activity of elamipretide was first published in The Journal of Biological Chemistry in August 2004. Since licensing elamipretide and SBT-20, we and our collaborators have published approximately 100 peer-reviewed articles highlighting the activity of our compounds in several disease models, including heart failure, kidney disease, skeletal muscle weakness, diabetic retinopathy and neurodegenerative diseases. Our compounds have been evaluated in preclinical and clinical studies at academic and clinical institutions, including Charité Berlin, Children’s Hospital of Philadelphia, Columbia University, Cornell University, Duke University, Massachusetts General Hospital, Mayo Clinic, Stanford University, University of California Los Angeles, University of California San Diego and University of Washington.

Our Pipeline

The following table summarizes our development pipeline, including preclinical studies and ongoing and planned clinical trials of our product candidates.

Our Strategy

We aspire to lead the development of mitochondrial medicine to improve the lives of patients with severe unmet medical needs. Our strategy is to focus on near-term rare disease opportunities in ophthalmic, cardiac and neurological indications, while continuing to progress the potential of our approach to treat diseases associated with aging in which mitochondrial dysfunction has been implicated. Particularly for larger common disease indications associated with aging, we plan to assess development collaborations with industry leaders. To achieve our goals, we intend to:

Progress toward approval of elamipretide in Barth

We have conducted a pivotal Phase 3 retrospective natural history control trial and a Phase 2/3 double-blind placebo-controlled trial in Barth. We observed improvements in cardiac and clinical endpoints in our pivotal Phase 3 clinical trial and during the open-label extension portion of our Phase 2/3 trial.  We have received Fast Track and Orphan Drug designations for this indication in the United States. We are evaluating regulatory paths forward following recent discussions with FDA, and we are also evaluating regulatory pathways in Europe.

Advance the development of our mitochondrial medicines in cardiomyopathies

We are encouraged by the improvement in cardiac function observed in Barth patients, and plan to expand our efforts to develop elamipretide for other rare mitochondrial diseases affecting cardiac function. We are evaluating the potential for clinical trials in Duchenne cardiomyopathy, which is phenotypically similar to the cardiomyopathy assessed in our Barth program, and FRDA. We also plan to explore our second-generation and pipeline mitochondrial medicines in preclinical models of cardiac dysfunction.

Progress the clinical and preclinical development of our mitochondrial medicines in ophthalmology

We are developing elamipretide for ophthalmic conditions associated with mitochondrial dysfunction. We intend to continue to rapidly advance elamipretide through the completion of our Phase 2b clinical trial in GA, which was fully enrolled in the first quarter of 2021, with data expected in 2022. We have received

Fast Track designation for this indication in the United States. We believe there is a strong potential for elamipretide to treat rare diseases where mitochondrial dysfunction leads to visual dysfunction, including FRDA and LHON, for which we have received Fast Track and Orphan Drug designations in the United States. We are also exploring our second-generation and pipeline mitochondrial medicines in preclinical models of ophthalmic disease.

Advance the development of our mitochondrial medicines for rare neuromuscular and neurological diseases

We hope to initiate a pivotal trial for elamipretide in patients with primarily mitochondrial myopathy due to replisome-related nuclear DNA mutations during 2021.  We are also developing our second-generation and pipeline mitochondrial medicines for rare neurological diseases involving mitochondrial dysfunction.

Deliver on the promise of our carrier program

We have extensive experience in optimizing delivery of our compounds to the mitochondria, which has been a challenge for other drug delivery technologies. We have demonstrated capability to deliver beneficial payloads to mitochondria by conjugating them with our proprietary compounds, which serve as vectors or carriers to mitochondria. This approach has the potential to confer mitochondrial specificity to promising therapies that do not otherwise localize to mitochondria, potentially increasing the efficacy of a payload by targeting it to the part of the cell where it is needed most. These payloads might include small molecules, proteins, oligonucleotides, nanoparticles and liposomes. This delivery strategy, which we call our carrier program, has the potential to create new pipeline assets from known delivery of small molecules, enzymes, proteins or therapeutic genes to address inherited mitochondrial disorders.

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

Mitochondria are highly specialized structures. They have their own DNA, called mitochondrial DNA, or mtDNA, which is inherited only from our mothers and is separate and distinct from nuclear DNA, or nDNA. In addition, they are under dual genetic control with nDNA, which encodes for over 90% of the mitochondrial proteome.  Mitochondria are located within the cell, which is protected by the cell membrane, and they also have their own inner and outer membrane, which create further barriers to the effective delivery of therapeutics to these specialized organelles. In normal mitochondria, cardiolipin, which is a phospholipid unique to the mitochondria, is responsible for creating folds, called cristae, in the inner mitochondrial membrane, or IMM. The cristae house the electron transport chain, or ETC, which is composed of five protein complexes responsible for mitochondrial ATP production through a process known as oxidative phosphorylation. The curved architecture of the cristae in the IMM is essential to keep the electron transport chain complexes in optimal close configuration for normal oxidative phosphorylation. An illustration of a healthy mitochondria and its curved cristae structure is shown below.

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

Although mtDNA is originally inherited from our mothers, it is replicated within our mitochondria as mitochondria reproduce and is highly susceptible to mutation within specific cells and organ systems as we age. Mitochondrial diseases arising from these spontaneous mutations in our mtDNA, called secondary mitochondrial diseases, include heart disease (such as heart failure and atherosclerosis), diabetes, ophthalmic conditions (such as age-related macular degeneration, glaucoma, diabetic retinopathy and diabetic macular edema), neurodegenerative diseases (such as Alzheimer’s, Parkinson’s and ALS), senescence, cancer, diabetes, skeletal muscle dysfunction (such as sarcopenia) and kidney diseases.

Targeting Mitochondrial Dysfunction: Role of Cardiolipin

Several of our product candidates, including elamipretide and SBT-272, target cardiolipin in the IMM, stabilizing the IMM under conditions of oxidative stress.

Cardiolipin is a conically shaped phospholipid that plays an important role in establishing the cristae architecture within the IMM and optimizing the function of the ETC. Reduced and damaged cardiolipin content has been observed in many diseases, and a deficiency of normal cardiolipin is thought to be centrally involved in mitochondrial dysfunction.

Cardiolipin is essential for normal oxidative phosphorylation, the process by which most ATP is made. Cardiolipin congregates in and around the cristae of the IMM. Cardiolipin’s conical shape is responsible for creating the curved architecture of the cristae. This curvature helps to keep the electron transport chain complexes in close association with one another, increasing the efficiency of ATP production and minimizing the electron leakage that leads to oxidative stress, as illustrated below.

Cardiolipin is embedded with the complexes of the ETC, as can be seen above, and its interaction with the ETC complexes facilitates super-complex association, a process by which electron transport chain complexes selectively associate with, or merge with, one another, to optimize the efficiency of the oxidative phosphorylation process.

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

•

calcium regulation, entailing the transfer of calcium from the endoplasmic reticulum to the mitochondria to facilitate mitochondrial respiration (disrupted calcium regulation is thought to be implicated in cardiomyopathy associated with DMD and FDRA, as well as in heart failure with preserved ejection fraction, or HFpEF);

•	various transcription factors, which are proteins that control the rate of transcription of genetic information from DNA to messenger RNA; and

•	certain protein kinase C (PKC) signaling pathways that can affect cardiomyocyte function and are involved in the induction of mitophagy.

Cardiolipin is also required for the structural integrity of the translocase of outer membrane, or TOM, which serves as a central entry gate for almost all mitochondrial proteins including tafazzin, which is deficient in Barth, and frataxin, which is deficient in FRDA.

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

Various diseases alter cardiolipin composition and reduce cardiolipin content within the mitochondria. In Barth, which entails a cardiolipin deficiency, experiments in patient-derived lymphoblastoid cell lines showed 50%-60% less cardiolipin than control cell lines, and work done in Barth patient-derived cardiomyocytes, or heart cells, showed up to 75% less cardiolipin than control cardiomyocytes. Cardiolipin and lipid peroxidation have also been implicated in FRDA, and cardiolipin decrements have been observed in both pediatric and adult patients with heart failure. Aging has also been shown to decrease cardiolipin content in high energy-demanding organs, such as the heart, brain, liver and kidney, as well as the epidermis. Studies suggest that oxidative stress and peroxidation of cardiolipin may contribute to the overall loss of cardiolipin content in these diseases.

Our Approach to Mitochondrial Medicine

We have focused our development efforts on diseases and conditions that affect the organs in the body that generate significant energy because of the high mitochondrial content found in the cells comprising these organs. The activity of our compounds has been studied in several disease models, including heart failure, kidney disease, skeletal muscle weakness, diabetic retinopathy and neurodegenerative diseases. We believe that our product candidates may be most relevant for the visual system, the cardiorenal system and the brain, all of which are innately highly dependent on mitochondrial bioenergetics.

Elamipretide is known to compensate for cardiolipin deficit by improving lipid packing, membrane curvature and membrane surface area.  When brought into close proximity with the inner mitochondrial membrane, elamipretide’s positively charged residues interact electrostatically with the anionic headgroups of cardiolipin, increasing local concentration levels. Elamipretide’s nonpolar side chains subsequently penetrate the IMM at gaps created by cardiolipin and interact hydrophobically with the acyl chains, depicted in the graphic below. This electrostatic/ hydrophobic binding modulates the surface electrostatics of the inner membrane to facilitate increases in lipid packing, membrane curvature and membrane surface area integral to cristae formation, supercomplex association and efficient oxidative phosphorylation.

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

Following treatment with elamipretide and other pipeline candidates, we observed normalization of mitochondrial morphology across various disease models, including models of diabetic retinopathy, as illustrated by the electron microscopic images below, and kidney reperfusion injury, each of which were published in Clinical Pharmacology & Therapeutics in December 2014.

We are also developing products to address other aspects of mitochondrial dysfunction beyond cardiolipin. We believe that our SBT-550 series of compounds acts upon the ferroptosis pathway, a recently recognized pathway for regulated cell death characterized morphologically by the presence of smaller than normal mitochondria with condensed mitochondrial membrane densities, reduction or vanishing of mitochondria cristae, and outer mitochondrial membrane rupture. The ferroptosis pathway has been implicated in many neurological diseases, including Huntington’s disease, FRDA, Alzheimer’s disease and Leigh’s syndrome. We are also progressing our carrier program in which we utilize our proprietary compounds as mitochondria-targeted vectors to deliver other beneficial compounds to the mitochondria.

Our Product Candidates

We believe that our product candidates have significant potential to address the ophthalmic, cardiac and neurological symptoms of various diseases associated with mitochondrial dysfunction. In addition to our clinical and preclinical focus on rare and common age-related ophthalmic diseases, rare cardiomyopathies and rare neurological diseases, we have conducted preclinical studies and Phase 1 and Phase 2 clinical trials in common diseases and conditions that affect the organs in the body that have significant mitochondrial content to meet their high energy needs; these include the heart, the kidney, the brain (inclusive of the visual system) and skeletal muscle. We believe that our product candidates may be most relevant for the visual system, the cardiorenal system and the brain, which are innately highly dependent on mitochondrial bioenergetics, and we expect these to continue to be key focus areas with respect to some of our pipeline compounds.

We believe that there is significant potential for mitochondrial medicine beyond the indications we are currently studying, including with respect to common diseases associated with aging. In addition to our clinical-stage product candidates, we have a growing pipeline of over 100 compounds that have been screened for mitochondrial activity, including in some cases preferential mitochondria-targeting characteristics; improved tissue distribution in targeted tissues, such as the heart and brain; and differentiated mechanistic targets, including the ferroptosis pathway of cell death. Some of these compounds may be suitable for oral formulations, which we believe may be more appropriate for development for common diseases associated with aging. We have also designed proprietary compounds, which benefit from our peptide carriers, that can potentially deliver beneficial payloads to mitochondria; for example, if genetic mutations impact the production of certain proteins necessary for proper mitochondrial function, this proprietary technology might help us deliver those missing proteins to the mitochondria.

Elamipretide

Elamipretide is a mitochondria-protecting peptide that is known to compensate for cardiolipin deficit by improving lipid packing, membrane curvature and membrane surface area. Elamipretide has been reported to be well tolerated in clinical trials in over 1,000 subjects systemically exposed to it to date. See “—Elamipretide Safety Data” below. We are evaluating or plan to evaluate elamipretide in rare cardiomyopathies where we have the potential for expedited regulatory review, including Barth, for which we have received Fast Track and Orphan Drug designations from the FDA. We hope to initiate a clinical development program for elamipretide in Duchenne cardiomyopathy during 2021. We plan to support an investigator-initiated Phase 2a open-label clinical trial assessing both visual and cardiac endpoints in FRDA, which is anticipated to commence enrollment in 2021, and we hope that results from this trial will help inform a pivotal trial design.  We are evaluating elamipretide in ophthalmic indications, including GA, for which we have received Fast Track designation from the FDA. We expect to announce data from our ongoing Phase 2b clinical trial in GA in 2022.  We may initiate a Phase 3 global clinical trial for LHON, subject to ongoing formulation studies expected to read out in early 2022, continued planning efforts, and financing plans. We have received Fast Track and Orphan Drug designations for this indication in the United States.

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

For rare cardiomyopathies associated with diseases entailing mitochondrial dysfunction, including Barth and DMD, typical phenotypes include hypertrophic cardiomyopathies, dilated cardiomyopathies and conduction disorders. Hypertrophic cardiomyopathy entails a thickening of the heart muscle and resulting reduced left ventricular cavity size, so that the heart cannot fill adequately with blood. With less blood entering the heart, less blood is available to expel from the heart, leading to lack of adequate perfusion throughout the body. Hypertrophic cardiomyopathy in metabolic diseases such as Barth, DMD or FRDA may ensue in response to metabolic challenges as the heart switches from fatty acid to glucose metabolism in response to physiological stress. In some cases, there appears to be a progression from a hypertrophic to a dilated phenotype, in which the heart muscle becomes stiff and is unable to relax properly. Dilated cardiomyopathy may lead eventually to congestive heart failure and death.

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

Heart failure with preserved ejection fraction, or HFpEF, is characterized by the inability of the heart to relax properly. In a porcine model of HFpEF, in which percutaneous renal angioplasty and stenting, or PTRS, of animals with renovascular hypertension resulted in myocardial damage in placebo-treated animals, treatment with elamipretide attenuated that damage across several parameters of cardiac function, as reported in the Journal of Hypertension in January 2014. The effect of elamipretide in patients with HFpEF was assessed in a double-blind, placebo-controlled, Phase 2 clinical trial enrolling 47 subjects with HFpEF who were randomized on a one-to-one basis to receive 28 days of 40 mg subcutaneous elamipretide injections or placebo. Trends favoring elamipretide were observed across various endpoints, particularly on assessments conducted during maximal exercise when clinical symptoms most commonly present in this patient population. A key secondary endpoint of change in left ventricular filling pressures during submaximal exercise trended towards significance (-2.44; p=0.09), as did the change during maximal stress in left ventricular systolic global longitudinal strain (-3.63; p=0.09). Notably, left ventricular end diastolic volume, an important functional parameter in this disease in which the heart is not filling to its full potential, also improved, although the changes were not significant overall. Although the trial did not meet its primary endpoint of change in filling pressure at rest, overall, most endpoints favored elamipretide, as illustrated below in a comparison of matched baseline and end-of-treatment echocardiographic parameters from participating subjects.

Overall, the improvements in cardiac function observed across multiple clinical and preclinical hypertrophic heart failure phenotypes lead us to believe that elamipretide may be a promising therapeutic treatment for the cardiac dysfunction presenting in Barth, DMD and other rare cardiomyopathies.

Barth Syndrome. Barth is estimated to affect between one in 300,000 to one in 400,000 births in the United States, and there are estimated to be less than 300 known living patients worldwide with Barth. There are no therapies approved by the FDA, the European Medicines Agency, or EMA, or China’s National Medical Products Administration, or NMPA, for the treatment of Barth. We have received Fast Track designation and Orphan Drug designation from the FDA for the development of elamipretide in Barth. In February 2020, the FDA granted rare pediatric disease designation for elamipretide for the treatment of Barth, and we may therefore be eligible for a voucher that can be used to obtain priority review for a subsequent human drug application if our Barth product candidate meets relevant statutory requirements associated with the program, including FDA approval of the drug in this indication.

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

Barth is caused by a genetic mutation in the TAZ gene that leads to decreased production of tafazzin, an enzyme required to produce cardiolipin; as a result there is an abnormal composition of cardiolipin in individuals with Barth, particularly in the heart and skeletal muscle mitochondria. Barth patients have less tetralinoleylcardiolipin, or L4-CL, and increased amounts of monolysocardiolipin, or MLCL, than healthy subjects, and the disease can be diagnosed by the ratio of MLCL to L4-CL, called the MLCL:CL ratio, or by genetic testing. MLCL, a phospholipid found in the inner mitochondrial membrane, is considered to be an immature form of cardiolipin. MLCL is structurally differentiated from L4-CL due to its lack of a fourth acyl chain, which alters the typical conical structure of the lipid, causing alterations to mitochondrial morphology. These morphological alterations result in destabilization of respiratory chain supercomplexes and increased oxidative stress. Studies have shown increased susceptibility of cardiolipin to peroxidation in Barth patient-derived pluripotent stem cells, leading to increased accumulation of MLCL. Analyses of cardiolipin levels in Barth patient-derived lymphoblasts have shown up to 60% lower levels of cardiolipin than in healthy control cells; this cardiolipin deficit has been found to range to up to 95% in other Barth cell lines or animal models.

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

While Barth patients have some normal cardiolipin, the ratio of abnormal MLCL to normal cardiolipin may vary from patient to patient. The MLCL:CL ratio has been observed to correlate with functional impairment; patients with a lower MLCL:CL ratio are typically less impaired than those with a higher MLCL:CL ratio. For example, a prior observational study of 34 Barth patients suggests that the MLCL:CL ratio is inversely correlated with performance on the six-minute walk test, or 6MWT (p=0.00014). Accordingly, if the interaction of elamipretide with normal cardiolipin is critical to therapeutic effect, such therapeutic effect may also vary among patients, and as a result may be more rapidly observed in a subset of patients.

We initiated TAZPOWER, a clinical trial of elamipretide for individuals diagnosed with Barth, in the third quarter of 2017 at Johns Hopkins. TAZPOWER was a double-blind, placebo-controlled cross-over trial to evaluate the efficacy of once daily subcutaneous administration of elamipretide in 12 individuals who were 12 years of age or older and had been diagnosed with Barth. During the controlled portion of the trial, or Part 1, subjects were randomized in a one-to-one ratio to either 40 mg elamipretide or placebo administered daily by subcutaneous injection for an initial 12-week treatment period, or Treatment Period 1. After an initial treatment period, on either the 40 mg elamipretide treatment arm or the placebo treatment arm, treatment was discontinued for a four-week wash-out period, following which the subjects crossed over to the other treatment arm for a second 12-week treatment period, or Treatment Period 2. Subjects enrolled in TAZPOWER were eligible for participation in an optional open-label extension trial, or Part 2, that is contributing to our safety database and includes periodic efficacy assessments to support the durability of any effects observed in the placebo-controlled phase of the trial.

The objectives of the trial were to evaluate the safety, tolerability and efficacy of once daily subcutaneous elamipretide injections in individuals with Barth. During each of Treatment Periods 1 and 2, subjects completed assessments including the 6MWT at the beginning of each treatment period, four weeks into each treatment period and at the end of each treatment period. Certain assessments were also conducted at initial screening, and at a follow-up visit, four weeks following the end of the second treatment period. In addition, the Barth Syndrome Symptom Assessment, or BTHS-SA, a patient-reported outcome questionnaire developed based upon interviews of individuals with Barth to measure the fatigue and muscle weakness associated with the disease, was completed by subjects daily and assessed based on the average of seven days of daily values preceding the assessment date.

Elamipretide was reported to be well tolerated by patients with Barth. Other than injection site reactions, which were experienced in both groups but with higher frequency in the elamipretide treatment group, there were overall less events reported during the elamipretide treatment periods of the trial, as compared to the placebo treatment periods.

TAZPOWER did not meet its primary efficacy endpoints of (i) change in the 6MWT or (ii) change in Total Fatigue on the BTHS-SA, which is composed of three questions from the BTHS-SA, assessing tiredness at rest and during activities and muscle weakness during activities, between end of treatment on elamipretide and end of treatment on placebo. Improvements were observed in the subgroup of patients with relatively more cardiolipin at baseline, which we believe suggests that elamipretide therapy may more rapidly affect subjects with relatively more normal cardiolipin. Improvements in surrogate echocardiographic measures of cardiac function were observed in 10 of the 12 subjects following exposure to elamipretide.  Significant changes in metabolites associated with cellular bioenergetics were observed in elamipretide-treated subjects relative to placebo-treated subjects which we believe suggest that elamipretide improved cellular metabolism; these included improvements in plasma medium-chain acylcarnitines (p=0.007) which are known to be elevated in Barth and other cardiac diseases. We believe the data suggest that although improvements in disease markers were starting to occur during the 12-week treatment period, we did not treat for long enough to see significant changes overall in the primary endpoints.

An important assumption for a cross-over trial is that any effect of the therapeutic intervention will not carry over into, or will washout by, the second treatment period.  Although statistically significant evidence of a carryover effect was not observed during Part 1, with so few patients enrolled, the trial may have been underpowered to detect such an effect.  Subjects randomized to elamipretide therapy during the first three-month treatment period in Part 1 demonstrated a greater overall improvement in end diastolic volume during Part 1, with a median increase of 18ml versus a median increase of 6ml for those randomized to elamipretide therapy during the second treatment period.  The subjects who were randomized to elamipretide in the first treatment period also appeared to continue to experience improvement in left ventricular end diastolic volume during the second treatment period, while they were receiving placebo, which may be indicative of a carryover effect and support the premise that improvements began upon exposure to elamipretide therapy and gradually increased over time. Part 2 of the trial, which is an open label extension, was intended to assess longitudinal trends in efficacy with longer duration of therapy.  Eight subjects remain enrolled in the open label extension and have completed the week 72 visit.

With longer duration of therapy during open-label extension, adaptive myocardial changes in both cardiac proportion and function may indicate the occurrence of physiologic cardiac remodeling. At baseline, all subjects demonstrated impaired left ventricular, or LV, cardiac function as assessed by 3-D echocardiogram measurements of LV end systolic volumes, which is the volume of blood in the left ventricle at the end of contraction and the beginning of filling, LV end diastolic volumes, which is the volume of blood in the left ventricle at the end of filling, before contraction, and LV stroke volume, which is the amount of blood pumped by the heart’s left ventricle per contraction, in each case indexed to body surface area, or BSA.  LV stroke volume is one of the primary determinants of cardiac output, or the volume of blood pumped by the heart, and an important indicator of how efficiently the heart can meet the body’s demands for perfusion to various organs. During Part 1, improvement in left ventricular volumes were observed in 10 of the 12 individual subjects following randomization to elamipretide; during open-label extension, an overall increase from baseline up to week 72 was observed in LV end diastolic volume, LV end systolic volume, and LV stroke volume, in each case indexed to baseline body surface area, demonstrating a statistically significant slope of change for each parameter (indexed LV end diastolic volume overall slope = 0.020; p = 0.0001; indexed LV end systolic volume overall slope = 0.007; p = 0.0002; indexed LV stroke volume overall slope = 0.012; p = 0.0001). There were no meaningful changes to heart rate, blood pressure or ejection fraction observed. Together, these changes may be suggestive of a durable reversal of disease pathology.

LV stroke volume has been reported to be a major determinant of peak exercise capacity in patients presenting with this cardiac phenotype. With longer duration of therapy during open label extension, we are observing continued improvement in functional assessments of exercise capacity, including distance walked on the 6MWT (change of 95.9, 97.4 and 106.8 meters from study baseline to week 36, 48 and 72 of open-label extension, respectively), which are increasingly correlated with improvements in LV stroke volume (week 36, Rs0.21, p=0.29; week 48, Rs0.36, p=0.39; week 72, Rs 0.52, p=0.18).  The referenced correlations are to the Spearman’s Rank Correlation Coefficient, or Rs, which is a is a statistical measure of the strength of a link or relationship between two sets of data; Rs of 1.0 indicates a perfect positive correlation, -1.0 indicates a perfect negative correlation, 0 indicates no association between the sets of data.

At week 72 of open label extension, in addition to the 106.8 meter improvement from baseline in 6MWT distance (p=0.02), improvements from baseline were observed on BTHS-SA Total Fatigue (-1.7 decrease in fatigue from baseline, p=0.07); muscle strength as measured by hand-held dynamometry, or Muscle Strength by HHD (43 newton increase from baseline, p=0.008); the SWAY Balance Score, a measure of postural sway that is an important indicator of possible balance deficits (13 point improvement from baseline, p=0.01); five times sit to stand, or 5XSST, in which patients are required to sit and stand five times in succession (2.1 second improvement from baseline, p=0.10); CGI symptoms (0.88 improvement from baseline, p=0.0006)(investigator rated 4 out of 8 subjects at week 72 as having no signs or symptoms of Barth); and Patient Global Impression, or PGI, symptoms (0.5 improvement from baseline, p=0.10). The results of these assessments at baseline, week 36 of open label extension, and week 72 of open label extension are depicted graphically below.

The MLCL:CL ratio, which measures the relative level of abnormal cardiolipin to normal cardiolipin and is diagnostic for the disease, has also improved for all patients.  For each of the 12 subjects who enrolled in TAZPOWER, their MLCL:CL ratio was lower at their last visit than at baseline. For the eight patients who completed week 72 of open label extension, the mean MLCL:CL ratio is improving over time, with a mean change of -5.6 at week 36, -7.1 and week 48 (p=0.04) and -17.9 at week 72 (p=0.03).

Overall, for the 8 subjects still enrolled at week 72 of open label extension, the ratio was significantly improved (-17.9, p=0.03).  Although there are some inherent limitations regarding the degree of precision with which this diagnostic biomarker is assessed, these changes may suggest improvement at the cellular level.

In February 2020, we completed a Phase 3 retrospective natural history comparative control study to establish the efficacy of elamipretide as a treatment for subjects with Barth. The treatment arm for this pivotal trial derived from the long term, open-label extension arm of TAZPOWER, and the control arm derived from a natural history database maintained by the same team at Johns Hopkins involved in the TAZPOWER trial, ensuring consistency of data collection. The FDA published guidance in 2019 recognizing the utility of natural history controls as a possible control group for single-arm or open-label trials, noting that while the inability to control for certain biases could limit the ability of externally controlled trials to demonstrate substantial evidence of effectiveness, this bias may be mitigated in certain situations where the disease course is predictable and the treatment effect is dramatic.

The natural history study met the primary efficacy endpoint of change in the 6MWT between the eight patients treated with elamipretide through week 36 of open-label extension and 19 prognostically matched natural history controls, with a least square means improvement of 81.26 meters on elamipretide versus 0.59 meters in the natural history control cohort (p=0.0005). A similar finding at later timepoints, corresponding to weeks 48 and 72 (which was a post-hoc sensitivity analysis) of open-label extension, suggests the durability of this response, with a least square means improvement of 93.08 meters on elamipretide versus 0.88 meters in the natural history cohort (p=0.0006) at the timepoint corresponding to week 48 and a least square means improvement of 116.92 meters on elamipretide versus 1.73 meters in the natural history cohort (p=0.0003) at the timepoint corresponding to week 72.

The natural history study also met several secondary efficacy endpoints:

•

Statistically significant differences in muscle strength as measured by hand-held dynamometry, or Muscle Strength by HHD, were observed for eight patients treated with elamipretide as compared to 19 prognostically matched natural history controls across a cumulative time period corresponding to both week 36 of open-label extension (difference of 41.8 newtons; p=0.0002), week 48 of open-label extension (difference of 47.9 newtons; p=0.0004) and week 72 of open-label extension (difference of 58.2 newtons; p=0.0002).

•

Statistically significant differences in 5XSST were observed for eight patients treated with elamipretide as compared to 15 prognostically matched natural history controls across a cumulative time period corresponding to both week 36 of open-label extension (difference of -2.3 seconds; p=0.047), week 48 of open-label extension (difference of -2.8 seconds; p=0.039) and week 72 of open-label extension (difference of -3.237 seconds; p=0.008; n=14 natural history controls).

•

Improvements in the SWAY Balance Score were observed for eight patients treated with elamipretide as compared to 12 prognostically matched natural history controls across a cumulative time period corresponding to week 36 of open-label extension (improvement of 6.46 out of 100; p=0.1275), week 48 of open-label extension (improvement of 7.6 out of 100; p=0.1232) and week 72 of open-label extension (improvement of 11.92 out of 100; p=0.0258).

•

A multi-domain responder index was included to inform as to the clinical meaningfulness of any changes observed. For this index, a 10% improvement on any of the 6MWT, Muscle Strength by HHD, 5XSST, and SWAY Balance Score by the eight patients treated with elamipretide as compared to 12 prognostically matched natural history controls was considered clinically meaningful and scored as +1, and a 10% decline on any endpoint was considered clinically meaningful and scored as -1, with any other changes scored as 0. This endpoint demonstrated statistically significant differences across a cumulative time period corresponding to both week 36 (2.4; p=0.0001), week 48 (2.4; p=0.0001) and week 72 (2.53; p=0.0006).

In addition, FDA requested that we analyze whether the improvements observed in cardiac function at week 72 of the TAZPOWER open label extension would be expected in the natural course of the disease.  In the natural history study, an analysis of natural history age-matched controls demonstrates that left ventricular stroke volume would be expected to decline in the natural course of the disease.  A similar decline in stroke volume for patients greater than 12 years old affected by Barth was also observed in another longitudinal cardiac natural history database.

These pivotal data are depicted graphically below.

In July 2020, we had a Type C interaction with Division of Rare Diseases and Medical Genetics, or DRDMG, of the FDA regarding our data in Barth syndrome. DRDMG did not agree that the current data package is sufficient to support an NDA submission and recommended that we collect additional controlled clinical data in this indication prior to an NDA submission.

More than 4,250 members of the Barth syndrome community subsequently signed a petition asking the FDA and us to work together to provide Barth syndrome patients access to elamipretide, asking us to submit an NDA on the basis of the existing data, and asking the FDA to review and approve an NDA for elamipretide to treat this ultra-rare disease. In their petition, patients expressed serious concern regarding delays anticipated by the FDA’s recommendation that we conduct additional controlled clinical trials prior to NDA submission.

We met with the Division of Cardiology and Nephrology at FDA in November 2020, in February 2021 and April 2021 to discuss a potential NDA submission for Barth. The FDA expressed its view that the existing clinical data are insufficient to demonstrate substantial evidence of effectiveness and do not support NDA review. The FDA recommended that we collect additional controlled clinical data in this indication prior to an NDA submission and recommended strategies for collecting that data, including a randomized withdrawal of patients on open-label extension in our Phase 2/3 Barth trial and potentially enrolling several additional patients. We are evaluating next steps in this indication, including a potential withdrawal protocol.

Duchenne Cardiomyopathy. In addition to Barth, cardiomyopathy is a leading cause of death in diseases including Duchenne’s muscular dystrophy, or DMD, an inherited muscle wasting disease affecting an estimated one in 3,500 to 5,000 male births in the United States. There are no therapies approved by the FDA, EMA or NMPA for the treatment of cardiac manifestations of DMD, or Duchenne cardiomyopathy. Most DMD patients develop Duchenne cardiomyopathy, and heart failure and sudden cardiac death are the most commonly reported causes of early mortality among these patients. We plan to explore the potential of elamipretide as a treatment for Duchenne cardiomyopathy.

DMD patients often suffer from a hypertrophic cardiomyopathy, a similar phenotype as observed in our TAZPOWER trial. Also similar to what is believed to occur with progression of cardiac symptoms in Barth, their hearts typically maintain adequate systolic function until shortly before death. We believe based on the improvements in hypertrophic cardiomyopathic symptoms observed in TAZPOWER as well as in a compassionate use case in Senger’s syndrome, elamipretide therapy may help ameliorate the cardiac manifestations of DMD. Elamipretide has been shown to improve mitochondrial respiration in failing cardiac tissue from a patient with Becker’s muscular dystrophy, which is phenotypically similar to Duchenne cardiomyopathy.

In June 2020, we hosted a clinical advisory board meeting involving 16 external thought leaders with expertise in DMD, Duchenne cardiomyopathy and/or heart failure to discuss our planned development efforts in Duchenne cardiomyopathy.  The expert consensus from the meeting is that mitochondrial dysfunction is central to the pathology of Duchenne cardiomyopathy and that elamipretide may be beneficial to treat this devastating and life-limiting sequalae of the disease.  We plan to launch early development efforts to commence a Phase 2/3 clinical trial in Duchenne cardiomyopathy in the second half of 2021, subject to discussions with FDA, continued planning efforts and financing plans.

FRDA.  Friedreich’s ataxia, or FRDA, the most common form of hereditary ataxia, or loss of coordination, affects an estimated one in 40,000 people in the United States.  There are no therapies approved by the FDA, EMA or NMPA for the treatment of FRDA. Many FRDA patients experience progressive vision loss, and most FRDA patients develop cardiomyopathy, and heart failure and sudden cardiac death are the most commonly reported causes of early mortality among these patients. We plan to explore the potential of elamipretide as a treatment for the cardiac and visual manifestations of FRDA.

In preclinical studies, elamipretide has been shown to improve mitochondria structure and function as well as to increase mature frataxin levels in FRDA patient lymphoblasts.

We plan to support the initiation of a Phase 2a open-label clinical trial assessing elamipretide in a cohort of patients affected by visual decline and/or cardiomyopathy associated with FRDA, which is expected to commence in 2021. We anticipate that data from this trial will help inform pivotal trial design.

Ophthalmic Diseases

Normal mitochondria play a critical role for ocular function, and dysfunctional mitochondria are implicated in several rare and common diseases of the eye. Ophthalmologic diseases that have not traditionally been considered to have obvious mitochondrial origins are increasingly recognized to result in part from impaired mitochondrial function, increased oxidative stress and increased apoptosis. As a high energy-demand organ, the eye is particularly susceptible to the consequences of mitochondrial damage. Oxidative damage that results over time from inherited mtDNA mutations or prolonged oxidative stress instability leads to cumulative mitochondrial damage, which is recognized to be an important pathogenic factor in inherited ophthalmologic disorders such as LHON as well as age-related ophthalmologic diseases such as diabetic retinopathy, glaucoma and dry AMD.

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

Elamipretide was evaluated in several preclinical models of dry AMD, with data suggesting that treatment with elamipretide improved mitochondrial morphology. In a preclinical model, 24-month old atherosclerotic mice (roughly equivalent to human octogenarians) accumulated drusen-like deposits when fed a high fat diet, and, after one month of subcutaneous administration of elamipretide, showed normal mitochondrial morphology and ultrastructure of the retinal pigment endothelium cells. Additionally, the animals treated with elamipretide were observed to have normalization of b-wave amplitudes on electroretinograms, which suggests an improvement in photoreceptor function reflecting improved visual acuity.

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

ReCLAIM-2	GA	Phase 2b; fully enrolled in February 2021

Double-blind, placebo-controlled, multi-center clinical trial involving 176 subjects with non-central geographic atrophy, receiving once daily subcutaneous injections of either elamipretide or placebo for approximately 48 weeks.

We conducted our ReCLAIM Phase 1 open-label clinical trial at Duke Eye Center to evaluate the safety, tolerability and efficacy of daily subcutaneous injections of 40 mg elamipretide given over 24 weeks to 40 individuals with intermediate characteristics of dry AMD, including 21 individuals with high-risk drusen, the most common early sign of dry AMD, and19 individuals with non-central geographic atrophy, or areas of dysfunctional macula. All subjects had a five-letter or greater deficit in low luminance visual acuity, or LLVA, at baseline. For the 19 subjects with high-risk drusen and 15 subjects with non-central geographic atrophy who completed 24 weeks of therapy, we observed significant improvements in both cohorts, as summarized below.

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

We completed enrollment in the ReCLAIM 2 clinical trial in February 2021.

Although we believe that individuals experiencing a progressive decline in visual activity will be compliant with daily subcutaneous injections, we are evaluating the feasibility of developing a sustained-release formulation for intravitreal injection for this indication. We expect to have data to inform a decision on this by late 2021, so that we can make a determination regarding Phase 3 formulation.

LHON. LHON is a maternally inherited genetic disorder caused by mtDNA mutations in genes encoding for subunits of Complex I of the electron transport chain. LHON is characterized by retinal ganglion cell dysfunction and degeneration of the optic nerve in the back of the eye leading to bilateral blindness. LHON primarily affects young men between the ages of 18 and 30, although it can affect women as well as younger children. The initial clinical expression of LHON is often a sudden, painless, acute or sub-acute central vision loss, frequently accompanied by loss of color vision and reduced visual acuity. We have received Fast Track and Orphan Drug designations from the FDA for the development of elamipretide for this indication.

We estimate that approximately 10,000 individuals in the United States have LHON, of whom an estimated 70% have the genetic mutation, G11778A, that we studied in our Phase 2 clinical trial. Currently, there are no treatments approved by the FDA or the NMPA for the treatment of LHON. Raxone (idebenone), a synthetic form of Coenzyme Q10, has been approved by the EMA for the treatment of LHON, although actual availability varies by country. Raxone has orphan designation, and its marketing authorization was granted by the EMA under its authority to grant marketing authorization under “exceptional circumstances” due to the lack of comprehensive data on efficacy and safety.

We believe based on preclinical and early clinical findings that systemic elamipretide may be beneficial for subjects with LHON. Preclinically, elamipretide has been observed to improve mitochondrial function under oxidative stress conditions in mouse-derived retinal ganglion cells, the type of cells most affected by LHON, by dose-dependently reducing ROS production, mitochondrial depolarization, cytochrome c release, morphological change, apoptosis and cell death. Experiments in a mouse model of acute traumatic optic neuropathy also suggest that systemic administration of elamipretide post-trauma may improve retinal ganglion cell survival and visual function, supporting the plausibility of therapeutic benefit in the presence of LHON-associated, oxidative-stress mediated damage of the optic nerve.

We observed trends that we believe are suggestive of potential clinical benefit in our ReSIGHT Phase 2 clinical trial, which was a 52-week, randomized, double-masked, vehicle-controlled Phase 2 clinical trial of elamipretide topical ophthalmic drops in 12 subjects with the G11778A mutation of LHON followed by an open label extension. In the double-masked portion of the trial, subjects were randomized to a single drop of elamipretide 1.0% ophthalmic solution or placebo, twice daily, with four subjects receiving elamipretide dosed in both eyes and eight subjects receiving elamipretide in one eye and placebo in the other eye. The endpoints were safety, tolerability and efficacy. Although the trial did not meet its primary endpoint of change in best corrected visual acuity, or BCVA, measured as the average change over week 20 to 52 from baseline, we believe this was largely due to unexpected variability in the placebo group, in which two subjects experienced gains in BCVA of more than 20 letters on a standard eye chart and one subject experienced a loss of more than 20 letters, resulting in no change overall between elamipretide- and placebo-treated groups. Improvement in elamipretide-treated eyes was observed across several other endpoints over the treatment period. In particular, improvement in Humphrey’s visual field, which measures the expanse of space visible at a given instance without moving the eye, was observed (mean improvement of 0.8, p=0.02, when averaged over the entire treatment period). A post hoc analysis of the Humphrey’s visual field data demonstrated that most of the change was attributable to improvement in the central visual field (mean improvement of 1.96, p=0.00003), which is expected to be most compromised in LHON, which is a disease of central blindness. This analysis is shown below.

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

We met with the FDA in June 2019 to review the data from the ReSIGHT trial. FDA concurred with our proposal to conduct a pivotal Phase 3 clinical trial, which we proposed to conduct utilizing our subcutaneous formulation of elamipretide. We are alternatively evaluating the feasibility of developing a sustained-release formulation for intravitreal injection for this indication. We expect to have data to inform this decision in early 2022 and will make a final decision regarding formulation and Phase 3 commencement at that time.

Rare neurological diseases

Increasing evidence suggests that mitochondria are involved in both inherited and age-related neurological diseases.  Although we have designed several of our pipeline compounds, including SBT-272 and the SBT-550 series of compounds, to optimize their suitability for neurological diseases of mitochondrial dysfunction, we have also observed preclinical and clinical signals of efficacy with elamipretide in certain neuromuscular diseases during the course of our development of elamipretide for primary mitochondrial myopathy.  We plan to continue to develop elamipretide for these specific neuromuscular diseases, while exploring broader rare neurological diseases for development using our pipeline compounds.

Replisome-Related Primary Mitochondrial Myopathy.  We are considering further development of elamipretide for primary mitochondrial myopathy arising due to nDNA mutations which affect mDNA replication.  We believe that we observed improvement in this subgroup of patients in our previous primary mitochondrial myopathy development program, which enrolled participants irrespective of their genetic diagnosis (i.e., including both nDNA and mDNA mutations).

We studied elamipretide in three clinical trials for the treatment of primary mitochondrial myopathy, a disease characterized by debilitating skeletal muscle weakness, exercise intolerance and fatigue accompanied by a confirmed molecular genetic diagnosis with mutations in one or more of an estimated 250 different nDNA or mDNA genes. Although we did not observe improvement overall in a Phase 3 clinical trial in primary mitochondrial myopathy, we did observe improvement in a prespecified subgroup of patients with nuclear genetic mutations, most of whom had mutations in nuclear genes encoding for proteins necessary for mDNA replication.  Scientifically, this may be due to the fact that cardiolipin, which is the target for elamipretide, is involved in mitochondrial protein and metabolite transporters and machinery associated with mDNA packaging and replication.

For the subgroup of 55 subjects with a nDNA mutation, those randomized to elamipretide walked farther than those randomized to placebo at Week 24 for both the intent-to-treat population, which included all subjects randomized to receive treatment in the trial (adjusted mean difference of 16.36 meters; p = 0.35) and the per protocol population, which included the 51 subjects in the subgroup who finished the trial in compliance with the protocol (adjusted mean difference of 24.11 meters; p = 0.05). As illustrated in the graph below, there was little evidence of a placebo effect in this subgroup of patients.

In an analysis of the response on 6MWT in relation to levels of drug exposure in patients, subjects in the nDNA subgroup had an increase in the change and fractional change at Week 24 compared to the Day 1 (i.e., baseline) value for the 6MWT as a function of the elamipretide steady state area under the curve (p=0.03).

Most patients in the nDNA subgroup had replisome-related mutations, with most patients (n=25) having a mutation in the polymerase gamma, or POLG, gene, which is the most common single-gene cause of inherited mitochondrial disease.  POLG-related disorders typically affect tissues with high energy demand, such as the nervous system, muscle and liver, and are progressive conditions that show direct correlation between age of onset and severity. Other replisome-related mutations included mutations in the TWINKLE, MPV17, DGUOK, TK2 and RRM2B genes. Overall, 6MWT distance improved for patients with these mutations randomized to elamipretide in this trial, with little improvement observed in the placebo cohort, as demonstrated by a post hoc analysis shown in the figure below.

We hope to engage with the FDA to discuss these data and the pivotal trial design during the first half of 2021, and to commence enrollment in the pivotal trial during the second half of 2021.

Elamipretide Safety Data

We have a significant amount of clinical trial data indicating that elamipretide is generally well tolerated. As of December 31, 2020, 27 clinical trials had been completed with single and multiple intravenous and subcutaneous administrations of elamipretide at dose levels ranging from approximately 0.7 mg/day to 300 mg/day. These included 15 clinical pharmacology studies enrolling approximately 312 healthy subjects in which the primary objective was to assess safety rather than to treat a disease state, and 12 clinical trials enrolling approximately 618 subjects across multiple patient populations, including subjects with primary mitochondrial myopathy, skeletal muscle mitochondrial dysfunction, stable chronic heart failure, acute coronary syndrome and acute kidney injury and dry AMD.

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

We have conducted a Phase 1 clinical trial of SBT-272 in healthy volunteers and expect to initiate toxicity studies in 2021 to support Phase 2 studies.  We have conducted and are continuing to conduct studies in preclinical models of neurological diseases to help inform selection of indication for Phase 2.  We are also evaluating SBT-272 in preclinical ophthalmic disease models.

SBT-272 Safety

In January 2020, we initiated a double-blind, placebo-controlled, single-ascending dose study enrolling up to 40 healthy subjects across multiple cohorts. Based on SBT-272’s improved oral bioavailability relative to elamipretide in early animal studies, SBT-272 was administered orally in the study. As a primary objective, the study evaluated the safety and tolerability of SBT-272. Secondary objectives included an analysis of the pharmacokinetic profile and appropriate dose range. Preliminary results suggest that SBT-272 showed a favorable safety profile in healthy human volunteers, however, based on the observed drug exposure we are currently exploring the utility of subcutaneous dosing.

We expect to conduct additional toxicology studies in 2021 to enable progression into Phase 2 clinical trials.

Preclinical Data of SBT-272 for Rare Neurological Diseases

We have conducted preclinical studies in several neurological disease models to help inform selection of Phase 2 indications.

Superoxide dismutase 1 pathology. Mutations in superoxide dismutase 1, or SOD-1, have been associated with ALS, a progressive neurodegenerative disease characterized by motor neuron deterioration and muscle atrophy. In a preclinical SOD-1 mouse model, 60 model mice were randomized to daily intraperitoneal injections of placebo, 0.5 mg/kg of SBT-272 or 5.0 mg/kg of SBT-272 for up to 10 weeks. The 10 male mice treated with the higher dose of SBT-272 demonstrated a statistically significant delay in the onset of neurological symptoms and increase in lifespan compared with male mice treated with placebo. Statistically significant reductions in circulating plasma levels of neurofilament light chain—a biomarker of nerve damage—were also noted with the 5.0 mg dose versus placebo. Significant differences were not seen with SBT-272 versus placebo in the female mice, which are known to present with a milder phenotype and lower levels of neurofilament light chain.

Transitive response DNA/RNA-binding protein 43 kDa pathology.  Transitive response DNA/RNA-binding protein 43 kDa, or TDP43, is a nDNA encoded protein that has been identified as the major component of the pathological hallmark, ubiqui-tin-positive protein inclusions, in patients with ALS and frontotemporal lobar degeneration, or FTLD, Lewy Body Dementia, or LBD, Progressive Supranuclear Palsy, or PSP, and Alzheimer’s Disease, or AD.  These and other characteristic TDP-43-related pathological features are usually referred to as TDP-43 proteinopathy. In mutant TDP43 primary upper motor neurons, SBT-272 improved neurite length and branching.

Alpha-synucleinopathy. Alpha-synuclein, or aSyn, is a protein expressed in the presynaptic terminals of the brain. Pathologic aggregation of aSyn has been demonstrated across several neurological diseases, called alpha-synucleinopathies, including LBD, Parkinson’s disease, or PD, and multiple system atrophy, or MSA.  We evaluated SBT-272 in a preclinical model of alpha-synucleinopathy, which showed neuroprotective benefit.

Discovery Compounds

We have an active discovery and development program focused on novel compounds targeting mitochondria. Mitochondria have been an extremely challenging therapeutic target, due in part to difficulty in targeting delivery of drugs to mitochondria. Successful delivery requires traversing not only the cell membrane, but also achieving intracellular diffusion/transport through the outer membrane of the mitochondria to act on processes in the inner membrane space or the matrix. We believe the differentiated mitochondrial targeting characteristics of our compounds, our development of proprietary assays to screen new compounds for mitochondrial targeting capability and pharmacologic activity, and our experience working with various models of mitochondrial dysfunction position us to lead the next generation of development of mitochondrial product candidates, including SBT-272, that are improved relative to elamipretide.

We have developed multiple series of novel compounds with improved pharmacokinetic properties. These include over 100 different compounds, including peptidomimetics, small molecules and novel peptides, that we have screened to broaden our existing mitochondrial product candidate portfolio. We are focused on producing agents with mitochondrial therapeutic potential and improved properties over our first-generation compounds, by altering the rate and extent of absorption, the bio-distribution and/or the routes of metabolism and excretion. We are evaluating certain of these compounds in models of ischemic reperfusion injury, including burn, ophthalmic diseases and cardiac diseases.

Compounds within the SBT-550 family of compounds, which are small molecules that may be suitable for oral formulations, appear to be mechanistically differentiated from elamipretide, SBT-272 and SBT-20. Preliminary in vitro studies in primary fibroblast cells from FRDA patients stressed by eliminating the glutathione defense mechanism (typically leading to cell death) show dose-dependent improvements in cell viability (survival) with SBT-550 family compounds. We plan to evaluate compounds in the SBT-550 family for rare neurological indications such as FRDA and Leigh’s syndrome, a severe neurological condition affecting an estimated one in 40,000 newborns.

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

For example, idebenone is a Co Q-10 analog that introduces electrons into the electron transport chain downstream of complexes I and II, a promising mechanism for bypassing defective complexes in genetic diseases. Because idebenone is poorly absorbed and does not specifically target mitochondria, it has demonstrated limited pharmacologic activity even at high doses. Preliminary preclinical data show that our idebenone-conjugated peptide was effective at stimulating complex III enzyme activity at a concentration of approximately 100 times lower than the dose achieved with systemically administered idebenone. We believe this is promising support for the potential of our carrier program, and we are actively evaluating other mitochondrial beneficial payloads for evaluation in this program.

Development Funding Agreement

On October 30, 2020, we entered into a development funding agreement, or the Development Funding Agreement, with Morningside Venture (I) Investments Limited, or MVIL, under which MVIL agreed to provide funding to us to support our efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of Barth, dry AMD, FRDA, Duchenne cardiomyopathy, replisome-related disorders and LHON, which we collectively refer to as the Designated Indications.

Under the Development Funding Agreement, MVIL paid us $20 million upon execution of the Development Funding Agreement, and in February 2021 paid us $10 million upon our completing enrollment of our RECLAIM-2 Phase 2 clinical trial of elamipretide for the treatment of dry AMD. MVIL has also agreed to pay us $5 million upon the submission of an NDA to the FDA for elamipretide for the treatment of Barth, the Tranche 3 Milestone Event.

Prior to the occurrence of the Tranche 3 Milestone Event, we may agree to add additional investors to the Development Funding Agreement (each, an Additional Investor, and any such Additional Investors together with MVIL, are referred to as the Investors), subject to the prior written consent of MVIL. The commitment from each such Additional Investor will be on the same terms and subject to the same conditions as the initial commitments, and, together with the commitment from MVIL, the aggregate commitments of the Investors will not exceed $70 million without the consent of MVIL. Prior to any Investor having an obligation to provide the funding due upon the occurrence of the Tranche 3 Milestone Event, we must satisfy certain customary conditions.

In addition, upon the mutual agreement, at any time after we receive positive data from a clinical trial in a Designated Indication, we may request that the Investors make additional commitments of up to an additional $35 million in the aggregate, or the Additional Funding. Each Investor may agree to fund such commitment or not in its sole discretion.

During the term of the Development Funding Agreement, we agreed to use commercially reasonable efforts to (i) seek and maintain regulatory approval of elamipretide for the treatment of Barth in the United States and (ii) initiate clinical trials in two of the Designated Indications other than Barth, which are referred to together as the Development Efforts.

We are required to make success payments to the Investors, or Success Payments, upon receipt of an approval of elamipretide, or a Regulatory Approval of a NDA by the FDA or a marketing authorization application by the EMA for the treatment of (i) dry AMD, or a Common Approval, and (ii) Barth, FRDA, Duchenne cardiomyopathy, replisome-related disorders or LHON (each, an Orphan Approval) as follows, subject to certain adjustments:

•	If the first Regulatory Approval is an Orphan Approval, we will pay Success Payments of $2 million and then an additional $158 million in the aggregate in seven additional annual payments; and
•

If the first Regulatory Approval is a Common Approval, or upon a second regulatory approval (whether a Common Approval or an Orphan Approval), we will make total Success Payments reflecting a 27% internal rate of return over a seven-year term following such approval.

All Success Payments will be proportionately adjusted in the event that the actual funding received by us from Investors is lower or greater than $70 million (including as a result of the payment of the Additional Funding).

If our board of directors determines to seek a Regulatory Approval from both the FDA and EMA, then 66% of each applicable Success Payment will be due upon Regulatory Approval by the FDA and each applicable anniversary thereof and 34% of each applicable Success Payment will be due upon Regulatory Approval by the EMA and each applicable anniversary thereof.

At any time within 60 days of a receipt of (a) a Common Approval, if such approval is the first Regulatory Approval or (b) the second Regulatory Approval, if the first Regulatory Approval is an Orphan Approval, we have the right, at our option, to make one-time cash payments to the Investors to buy out all or a portion of the future unpaid Success Payments for a price that reflects a discount rate of 5%.

In addition, we have agreed that our obligations to the Investors under the Development Funding Agreement will be subordinated to its existing indebtedness owed to Hercules Capital, Inc., or Hercules, under our Loan and Security Agreement, as amended. We, Hercules and the Investors have entered in a customary subordination agreement.

Upon execution of the Development Funding Agreement, we issued a warrant to MVIL exercisable for 46,153,846 ordinary shares at an exercise price of $0.13 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s commitment divided by the exercise price. Upon MVIL’s payment to us in February 2021, we issued a warrant to MVIL exercisable for 18,750,000 ordinary shares at an exercise price of $0.16 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s commitment divided by the exercise price. The warrants have  three-year terms. We agreed to issue to substantially identical warrants to any Additional Investors.

The Development Funding Agreement terminates upon the payment of all Success Payments or the final Buyout Payment owed to the Investors, unless earlier terminated. The Development Funding Agreement may be terminated by us or a majority of the Investors following failure to receive Regulatory Approval  which would be deemed to occur upon (a) the failure to receive Regulatory Approval in at least one of the Designated Indications within five years after the occurrence of the Tranche 3 Milestone Event, despite exercises of commercially reasonable efforts or (b) the reasonable determination of a majority of the Investors that the research results do not support Regulatory Approval due to failure of the clinical trials to achieve their primary endpoint. A majority of the Investors may terminate the Development Funding Agreement in the event of a (i) breach by us of our obligations with respect to the Development Efforts or its payment obligations to the Investors, (ii) material breach by us of certain representations, warranties or covenants in the development funding agreement, (iii) a change of control of us or (iv) a majority of the Investors reasonably determine that we will likely be prevented from further developing elamipretide for the Designated Indications and its future value may be adversely affected in a material way due to third-party patents. We may terminate the Development Funding Agreement (i) for convenience for any reason or no reason at any time prior to the receipt of the first Regulatory Approval or (ii) in the event of a product safety concern.

In certain instances, upon the termination of the Development Funding Agreement, we will be obligated to pay the Investors a multiple of the amounts paid to us under the Development Funding Agreement, including specifically:

(i)300% of such amounts, less any Success Payments actually made, in the event that (i) the Investors terminate the agreement due to specified fundamental breaches of the agreement by us or (iii) we terminate for convenience;

(ii)150% in the event the agreement is upon a change of control of us;

(iii)100% in the event of a termination due to a breach of a representation, warranty or covenant, plus simple interest; and

(iv)100% in the event of a termination due to third party patents.

In addition, if following a termination for any reason other than due to a breach of representation, warrant or covenant, due to third party patents or change in control, we continue to develop elamipretide and obtain a Regulatory Approval, we will make the Success Payments to the Investors as if the Development Funding Agreement had not been terminated less any payments made upon termination.

Manufacturing

We do not have any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical studies and clinical trials, as well as for commercial manufacture if our product candidates receive marketing approval. We have also obtained key raw materials for elamipretide from third-party manufacturers. For elamipretide, we intend to identify and qualify a single manufacturer to provide the active pharmaceutical ingredient and other manufacturers for fill-and-finish services for each of our elamipretide-containing drug products prior to submission of an NDA to the FDA. This approach allows us to reduce the risk to NDA approval by focusing our resources on preparing only one manufacturing site for active pharmaceutical ingredient and one for each drug product for pre-approval inspections. We can sufficiently reduce the supply risk usually associated with a single source of product based on our capability to build pre-launch inventory and the relatively small demand for material projected for our rare disease indications.

All of our product candidates are small molecules and are manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry is amenable to scale up and does not require unusual equipment in the manufacturing process. Elamipretide has been produced historically by a solid-phase manufacturing process that has been commonly used to produce commercial peptides. Due to a lack of scalability, we deemed this process undesirable for production of commercial quantities of elamipretide. A solution-phase process for producing elamipretide as a hydrochloride salt has been developed and implemented at a contract manufacturing site at a scale sufficient to meet the projected commercial demand. The solution-phase process for manufacturing is proprietary to us, and the equipment and the unit operations used in the process are not unique to any particular contract manufacturer. We have transferred this process to contract manufacturing sites capable of using such processes to manufacture large quantities of similar drug substances, and we have completed the drug supply for pivotal clinical trials and have progressed into commercial production. Manufacturing at a higher production scale has led to a significant reduction in our cost-of-goods and provided us with the ability to respond to any need to supply large clinical trials or unanticipated commercial demand in the future. Following FDA review of test results demonstrating the same/similar identity, quality, purity and strength of elamipretide from early and commercial-scale processes, the FDA has stated that non-clinical and clinical trials with drug substance from the former processes can be used to support further development and registration of elamipretide made by the commercial process.

We have active clinical programs for which our contract manufacturing organizations, or CMOs, are routinely manufacturing a sterile solution product for subcutaneous injection. Our CMOs have successfully produced our product on a scale of tens of thousands of units and shown, using validated stability-indicating methods, that the product would meet specifications over a shelf life typical of commercial products. We believe we are well positioned to complete validation of our manufacturing processes at commercial-ready CMOs and support a commercial launch of elamipretide-containing products.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our lead product candidates, elamipretide and SBT-272, and related compositions, our core clinical applications and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary or intellectual property rights worldwide. Our patent portfolio, which includes patents and patent applications that we own, as well as those that we have exclusively in-licensed, is structured to provide layers of protection for the proprietary technologies central to our business. Our portfolio includes claims to the elamipretide and SBT-20 peptides, the SBT-272 peptidomimetic, the 550 family of small molecules, compositions comprising the same, and use of the peptides and other therapeutically active molecules for our core clinical applications. As of December 31, 2020, the patent portfolio included 393 granted patents (58 U.S., 335 foreign, which include individual national patents based on granted European patents) and 188 pending applications, including provisional applications (57 U.S., 125 foreign, 6 Patent Cooperation Treaty).

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

Patent rights to the use of elamipretide as a carrier for the transport of therapeutic molecules into a cell as well as related compositions have been granted or allowed in Australia, Canada, China, Europe, Hong Kong, Japan and the United States. The first of three issued U.S. patents in this family has an adjusted statutory expiration date in 2027, which includes 1,215 days of PTA granted by the USPTO upon issue of the patent. The remaining two issued U.S. patents and the foreign patents have a statutory expiration date in 2024. We hold an exclusive license to these patent rights from Cornell.

Patent rights related to compositions including elamipretide and a second therapeutic compound have also been granted. For example, claims directed to elamipretide-cyclosporine conjugates have been granted in the United States. The U.S. patent has a statutory expiration date in 2031. The USPTO recently granted a patent claims to a conjugate of a portfolio peptide conjugated to frataxin, a therapeutic biological molecule associated with mitochondrial disorders. This patent has a statutory expiration date in 2035. These patent rights are owned exclusively by us.

Patents directed to methods of treating or preventing various diseases and medical conditions by administering elamipretide have been granted to us, or have been in-licensed by us, in a number of countries. Where possible, the scope of granted claims has been tailored to provide broad generic support encompassing a wide range of conditions as well as specific disease states. By way of example, there are granted patents related to the use of elamipretide to treat basic, adverse cellular events that contribute to disease, such as mitochondrial permeability transition, or MPT.

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

Our patent portfolio also protects or aims to protect the use of elamipretide to treat or prevent specific clinical indications. By way of example, our portfolio includes granted claims drawn to the use of elamipretide to treat diabetes, metabolic syndrome, renal diseases, certain cardiovascular diseases, ocular diseases, and neurodegenerative diseases (including Alzheimer’s disease, Huntington’s disease and ALS) that are in patents owned by us or in-licensed to us. Claims relating to the use of elamipretide to treat Barth were recently granted in the United States, Europe and Japan, and applications related to treating this clinical indication remain pending in the United States, Europe, Canada, China, Japan and Hong Kong. Claims related to using elamipretide to treat Friedreich’s ataxia were recently granted in the United States and applications related to treating this clinical indication remain pending in the United States and Canada.  We have granted patents for treating Alport Syndrome in the United States and Japan, and applications related to treating this clinical indication remain pending in the United States, Europe, Canada, China and Hong Kong.  We have granted patents in the United States, Europe and Hong Kong for the use of elamipretide in the treatment of Leigh syndrome, Alpers’ disease, ataxia-neuropathy disorders or progressive external ophthalmolplegia, with pending applications remaining in the United States, Europe, Canada, China, and Japan.  We have patents granted in the United States, Europe, Australia, Canada, Hong Kong and Japan with respect to using elamipretide in the treatment of neuropathic pain, such as in pain induced by treatments with a chemotherapeutic agent like vincristine, with pending applications remaining in China and the United States.  Other clinical indications covered by pending claims in our patent portfolio include LHON, primary mitochondrial myopathy, traumatic optic neuropathy, Sengers syndrome and mitochondrial diseases associated with certain gene mutations such as POLG are pending in applications owned by us. Furthermore, our portfolio includes granted and pending claims drawn to the process we use to produce elamipretide, as well as certain intermediates and processes that produce crystalline drug substance. Our portfolio also includes granted and pending claims that disclose similar processes that we have conceived that could be competitive with our preferred process to produce commercial quantities of elamipretide.

SBT-272

Claims drawn to the SBT-272 peptidomimetic are currently pending in the United States, Europe, Australia, Canada, China, India, Israel, South Korea, and Japan. If granted (and not subject to any statutory adjustment or extension of time), any patent claiming priority to these applications will have a statutory expiration date in 2038. These patent rights are owned exclusively by us. Claims drawn to using SBT-272 for the treatment of ALS and other neurodegenerative conditions such as α-synucleinopathies or TDP-43 proteinopathies, including Frontotemporal Lobar Degeneration (FTLD), Parkinson’s disease (PD), PD with dementia, dementia with Lewy bodies, and Multiple System Atrophy are currently pending a United States and a Patent Cooperation Treaty, or PCT, application that claims priority to a now expired United States provisional patent application.  If granted (and not subject to any statutory adjustment or extension of time), any patent claiming priority to this U.S. provisional patent application is expected to have a statutory expiration date in 2040. These patent rights are owned exclusively by us.

Claims drawn to the use of the SBT-272 peptide and compositions for the treatment of ophthalmic indications is currently pending as a United States provisional patent application. If granted (and not subject to any statutory adjustment or extension of time), any patent claiming priority to this U.S. provisional patent application is expected to have a statutory expiration date in 2041. These patent rights are owned exclusively by us.

500 Family

Claims drawn to one class of compounds in the 550 family are currently pending in United States and PCT applications that claim priority to a now expired United States provisional patent application.  If granted (and not subject to any statutory adjustment or extension of time), any patent claiming priority to these non-provisional applications will have a statutory expiration date in 2040. These patent rights are owned exclusively by us.

Claims drawn to a separate class of compounds in the 550 family are currently pending in a United States provisional patent application.  If granted (and not subject to any statutory adjustment or extension of time), any patent claiming priority to this provisional application will have a statutory expiration date in 2041. These patent rights are owned exclusively by us.

SBT-20

Claims drawn to the SBT-20 peptidomimetic and compositions comprising the SBT-20 peptide have been granted in Australia, Canada, Japan and the United States, and are pending in Europe. The U.S. patent has an adjusted statutory expiration date in 2026, which includes 717 days of PTA granted by the USPTO upon issue of the patent, and is the same patent described above as related to elamipretide peptide. The foreign patents have statutory expiration dates in 2024. We hold exclusive rights to the patents and applications by way of an exclusive agreement with either Cornell alone or Cornell in conjunction with the IRCM.

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

In the United States, the term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Amendments permits a patent term extension of up to five years beyond the regularly scheduled expiration of a patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval by the FDA, only one patent applicable to an approved drug may be extended, and a given patent can only be extended based on one approved drug. Similar provisions are available in Europe and certain other jurisdictions to extend the term of a patent that covers an approved drug. We anticipate that we will apply for patent term extensions for relevant U.S. patents, if and when our pharmaceutical products receive FDA approval. We also anticipate seeking patent term extensions for issued patents in any jurisdiction where patent term extension is available, however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. Unless specifically indicated, the above statutory patent terms refer to the 20-year base statutory term and do not include any patent term adjustment or extension that may be available in any jurisdiction.

Cornell License Agreements

We have entered into several license agreements with Cornell and the IRCM, pursuant to which Cornell granted us specified exclusive, worldwide rights under patents related to elamipretide, SBT-20, and other technology described below, which we refer to collectively as the licensed patents. The original Cornell agreement was entered into with Cornell and the IRCM in April 2006 and subsequently amended in October 2010. Concurrent with our execution of the original Cornell agreement, we entered into a sponsored research agreement with Cornell in which we agreed to fund specified research at Cornell for three years. We retained the right to license inventions arising under such sponsored research agreement, as well as certain material transfer agreements entered into between us and Cornell, through entry into license agreements on substantially the same terms as the original Cornell agreement. Such subsequent agreements under which we obtained rights under additional patent families, which we refer to as other Cornell license agreements, and collectively with the original Cornell agreement as the Cornell license agreements, were entered into in November 2010 and November 2011. In each of the Cornell license agreements, Cornell granted us an exclusive, worldwide license under specified patents and patent application families claiming certain inventions, including inventions related to elamipretide, SBT-20, certain other peptides and/or specified uses of the foregoing, which we refer to collectively as the licensed patents, to make, use, sell, lease, import, export or otherwise dispose of products or services that incorporate, utilize or are otherwise described and claimed in the licensed patents, which we refer to as the licensed products, in any and all fields. Our rights under the Cornell license agreements are subject to the rights of the United States government and other applicable restrictions imposed by the Bayh-Dole Act and its implementing regulations, and the rights of Cornell, and in some cases certain other specified institutions, to practice the inventions claimed in the licensed patents for educational and research purposes.

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

In connection with the licenses granted under the original Cornell agreement, we issued Cornell 666,667 ordinary shares. With respect to the other Cornell license agreements, we paid Cornell upfront license fees of $60,000, annual fees of approximately $60,000 and royalties on net sales, if any, by us and our sublicensees of any licensed product, on a product-by-product and country-by-country basis. Subject to specified reductions and royalty offsets, such royalties are calculated as a tiered, low-to-mid single digit percentage of net sales of licensed products under each of the Cornell license agreements, except that for licensed products under the original Cornell agreement, such royalties are calculated as a tiered, low single digit to sub-teen percentage of net sales, depending on patent coverage, amount of net sales and type of licensed product. Our obligation to pay royalties as to any licensed product extends until the later of the expiration of the last-to-expire valid claim of any licensed patent covering such licensed product or 15 years after the date of our first commercial sale of such licensed product. If a licensed product is covered by licenses granted under the original Cornell agreement and another Cornell license agreement, then, for each unit of product, royalties will only be due under the original Cornell agreement.

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

Unless earlier terminated, each of the Cornell license agreements will remain in effect until the expiration or invalidation of the last of all licensed patents and as long as no licensed patent applications remain pending. Cornell (together with the IRCM in the case of the original Cornell agreement) can terminate a Cornell license agreement if we are in material breach of such license agreement, if we intentionally provide false reports, or if we are in default in our payment obligations, and we fail to cure such breach, false report or default within a specified period. In addition, Cornell can terminate the original Cornell agreement and certain of the other Cornell license agreements if we fail to achieve first commercial sale of a therapeutic licensed product by the date specified in the respective agreement (which, with respect to the original Cornell agreement, was December 31, 2020); however, there are a number of exceptions to Cornell’s termination right, including:

•	delays due to clinical development, including clinical trial enrollment challenges or data read-outs;
•	delays due to regulatory matters; or
•	delays due to other events over which we cannot exert direct control.

We believe that our noncompliance is subject to the named exceptions, and to date we have not received any notice of termination from Cornell. If we receive a notice of termination from Cornell, we will have a 60-day period in which to cure the breach before any actual termination would occur. We can terminate any of the Cornell license agreements in its entirety or on a patent-by-patent, licensed product-by-licensed product or country-by-country basis if we have a reasonable basis for doing so by giving Cornell a specified number of days’ prior notice. We can transfer each of the Cornell license agreements with Cornell’s prior written approval (not to be unreasonably withheld) in the event of a sale of the Company, sale of assets or sale of shares, provided that such sale is not primarily for the benefit of creditors. If we fail to obtain Cornell’s prior written approval for such transfer, Cornell can terminate the respective agreement and require that the transfer of such agreement be voided. We cannot assign the Cornell license agreements without Cornell’s (and in the case of the original Cornell agreement, IRCM’s) written consent.

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

Approval and Regulation of Drugs in the United States

In the United States, drug products are approved and regulated under the Federal Food, Drug and Cosmetic Act, or FDCA, and applicable implementing regulations and guidance. The failure of an applicant to comply with the applicable regulatory requirements at any time during the product development process may result in delays to the conduct of a study, regulatory review and approval and/or administrative or judicial sanctions.

Specifically, an applicant seeking approval to market and distribute a new drug in the United States generally must satisfactorily complete each of the following steps before the product candidate will be approved by the FDA:

•

preclinical testing including laboratory tests, animal studies and formulation studies, which must be performed in accordance with the FDA’s good laboratory practice, or GLP, regulations and standards;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;
•

performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with current good clinical practices, or GCP;

•

preparation and submission to the FDA of a new drug application, or NDA, for a drug product which includes not only the results of the clinical trials, but also, detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labelling for one or more proposed indication(s);

•	review of the product candidate by an FDA advisory committee, where appropriate or if applicable;
•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities, including those of third parties, at which the product candidate or components thereof are manufactured to assess compliance with current good manufacturing practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with GCP and the integrity of clinical data in support of the NDA;
•	payment of user fees and securing FDA approval of the NDA to allow marketing of the new drug product; and
•	compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct any post-approval studies required by the FDA.

Preclinical Studies

Before an applicant begins testing a product candidate with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as other studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

The IND and IRB Processes

An IND is a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved NDA. In support of a request for an IND, applicants must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period, or thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

Following commencement of a clinical trial under an IND, the FDA may also place a clinical hold or partial clinical hold on that trial. A clinical hold is an order issued by the FDA to the sponsor to delay a proposed clinical investigation or to suspend an ongoing investigation. A partial clinical hold is a delay or suspension of only part of the clinical work requested under the IND. For example, a specific protocol or part of a protocol is not allowed to proceed, while other protocols may do so. No more than 30 days after imposition of a clinical hold or partial clinical hold, the FDA will provide the sponsor a written explanation of the basis for the hold. Following issuance of a clinical hold or partial clinical hold, an investigation may only resume after the FDA has notified the sponsor that the investigation may proceed. The FDA will base that determination on information provided by the sponsor correcting the deficiencies previously cited or otherwise satisfying the FDA that the investigation can proceed.

A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all FDA IND requirements must be met unless waived. When a foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain regulatory requirements of the FDA in order to use the study as support for an IND or application for marketing approval. The FDA’s regulations are intended to help ensure the protection of human subjects enrolled in non-IND foreign clinical studies, as well as the quality and integrity of the resulting data. They further help ensure that non-IND foreign studies are conducted in a manner comparable to that required for IND studies.

In addition to the foregoing IND requirements, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.

Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee, or DSMB. This group provides a recommendation as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.

Information about clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on its ClinicalTrials.gov website.

Expanded Access to an Investigational Drug for Treatment Use

Expanded access, sometimes called “compassionate use,” is the use of investigational new drug products outside of clinical trials to treat patients with serious or immediately life-threatening diseases or conditions when there are no comparable or satisfactory alternative treatment options. The rules and regulations related to expanded access are intended to improve access to investigational drugs for patients who may benefit from investigational therapies. FDA regulations allow access to investigational drugs under an IND by the company or the treating physician for treatment purposes on a case-by-case basis for: individual patients (single-patient IND applications for treatment in emergency settings and non-emergency settings); intermediate-size patient populations; and larger populations for use of the drug under a treatment protocol or Treatment IND Application.

When considering an IND application for expanded access to an investigational product with the purpose of treating a patient or a group of patients, the sponsor and treating physicians or investigators will determine suitability when all of the following criteria apply: patient(s) have a serious or immediately life-threatening disease or condition, and there is no comparable or satisfactory alternative therapy to diagnose, monitor, or treat the disease or condition; the potential patient benefit justifies the potential risks of the treatment and the potential risks are not unreasonable in the context or condition to be treated; and the expanded use of the investigational drug for the requested treatment will not interfere with the initiation, conduct, or completion of clinical investigations that could support marketing approval of the product or otherwise compromise the potential development of the product.  Sponsors of one or more investigational drugs for the treatment of a serious disease(s) or condition(s) must make publicly available their policy for evaluating and responding to requests for expanded access for individual patients.

In addition, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with GCP requirements which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

Human clinical trials are typically conducted in three sequential phases, but the phases may overlap or be combined. Additional studies may also be required after approval.

Phase 1 clinical trials are initially conducted in a limited population to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion and pharmacodynamics in healthy humans or in patients. During Phase 1 clinical trials, information about the investigational drug product’s pharmacokinetics and pharmacological effects may be obtained to permit the design of well-controlled and scientifically valid Phase 2 clinical trials.

Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications and determine dose tolerance and optimal dosage and dosage schedule. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more costly Phase 3 clinical trials. Phase 2 clinical trials are well controlled, closely monitored and conducted in a limited patient population.

Phase 3 clinical trials proceed if the Phase 2 clinical trials demonstrate that a dose range of the product candidate is potentially effective and has an acceptable safety profile. Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate dosage, provide substantial evidence of clinical efficacy and further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites. A well-controlled, statistically robust Phase 3 clinical trial may be designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a drug: such Phase 3 studies are referred to as “pivotal.”

In some cases, the FDA may approve an NDA for a product candidate but require the sponsor to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of a larger number of patients in the intended treatment group and to further document a clinical benefit in the case of drugs approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for products.

Progress reports detailing the status and a brief description of available results of the clinical trials must be submitted at least annually to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Concurrent with clinical trials, companies often complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the investigational drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with

cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality, purity, and potency of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Review and Approval of an NDA

In order to obtain approval to market a drug product in the United States, a marketing application must be submitted to the FDA that provides sufficient data establishing the safety, purity and potency of the proposed drug product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the drug product to the satisfaction of the FDA.

The NDA is a vehicle through which applicants formally propose that the FDA approve a new product for marketing and sale in the United States for one or more indications. Every new drug product candidate must be the subject of an approved NDA before it may be commercialized in the United States. Under federal law, the submission of most NDAs is subject to an application user fee, which for federal fiscal year 2021 is $2,875,842 for an application requiring clinical data. The sponsor of an approved NDA is also subject to an annual program fee, which for fiscal year 2021 is $336,432. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

Following submission of an NDA, the FDA conducts a preliminary review of the application generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. but the review process and the Prescription Drug User Fee Act, or PDUFA, goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an application, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including component manufacturing, finished product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

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

The FDA may refer an application for a novel product to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy, Priority Review and Regenerative Advanced Therapy Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are referred to as Fast Track designation, Breakthrough Therapy designation, Priority Review designation and Regenerative Advanced Therapy designation.

Specifically, the FDA may designate a product for Fast Track review if it is intended, whether alone or in combination with one or more other products, for the treatment of a serious or life-threatening disease or condition and it demonstrates the potential to address unmet medical needs for such a disease or condition. For Fast Track products, sponsors may have greater interaction with the FDA, and the FDA may initiate review of sections of a Fast Track product’s application before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a Fast Track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information, and the sponsor must pay applicable user fees. However, the FDA’s time-period goal for reviewing a Fast Track application does not begin until the last section of the application is submitted. In addition, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, a product may be designated as a Breakthrough Therapy if it is intended, either alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to Breakthrough Therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for Priority Review if it treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed product represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting product reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A Priority Review designation is intended to direct overall attention and resources to the evaluation of such applications and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

With passage of the 21st Century Cures Act, or the Cures Act, in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as Regenerative Advanced Therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and if preliminary clinical evidence indicates that the product has the potential to address unmet medical needs for such disease or condition. The benefits of a Regenerative Advanced Therapy designation include early interactions with the FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for Priority Review and Accelerated Approval based on surrogate or intermediate endpoints.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a product for a serious or life‑threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. Products granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a product.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large trials to demonstrate a clinical or survival benefit. Thus, the benefit of accelerated approval derives from the potential to receive approval based on surrogate endpoints sooner than possible for trials with clinical or survival endpoints, rather than deriving from any explicit shortening of the FDA approval timeline, as is the case with priority review.

The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post‑approval confirmatory studies to verify and describe the product’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post‑marketing compliance requirements, including the completion of Phase 4 or post‑approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post‑approval studies, or confirm a clinical benefit during post‑marketing studies, would allow the FDA to initiate expedited proceedings to withdraw approval of the product. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a new product, it may limit the approved indications for use of the product. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

If regulatory approval for marketing of a product or new indication for an existing product is obtained, the sponsor will be required to comply with all regular post-approval regulatory requirements as well as any post-approval requirements that the FDA may have imposed as part of the approval process.

The sponsor will be required to report, among other things, certain adverse reactions and manufacturing problems to the FDA, provide updated safety and efficacy information and comply with requirements concerning advertising and promotional labeling requirements. Manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP regulations, which impose certain procedural and documentation requirements upon manufacturers.

A product may also be subject to official lot release, meaning that the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release, the manufacturer must submit samples of each lot, together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot, to the FDA. The FDA may in addition perform certain confirmatory tests on lots of some products before releasing the lots for distribution. Finally, the FDA will conduct laboratory research related to the safety, purity, potency and effectiveness of pharmaceutical products.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Promotional claims about a drug’s safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In the United States, health care professionals are generally permitted to prescribe drugs for such uses not described in the drug’s labeling, known as off-label uses, because the FDA does not regulate the practice of medicine. However, FDA regulations impose rigorous restrictions on manufacturers’ communications, prohibiting the promotion of off-label uses. It may be permissible, under very specific, narrow conditions, for a manufacturer to engage in nonpromotional, non-misleading communication regarding off-label information, such as distributing scientific or medical journal information.

If a company is found to have promoted off-label uses, it may become subject to adverse public relations and administrative and judicial enforcement by the FDA, the DOJ, or the Office of the Inspector General of the Department of Health and Human Services, as well as state authorities. This could subject a company to a range of penalties that could have a significant commercial impact, including civil and criminal fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

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

Pediatric Exclusivity

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

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition, generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of the disease or condition will be recovered from sales of the product. A company must seek orphan drug designation before submitting an NDA for the candidate product. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not shorten the PDUFA goal dates for the regulatory review and approval process, although it does convey certain advantages such as tax benefits and exemption from the PDUFA application fee.

If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product generally will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same condition for seven years, except in certain limited circumstances. Orphan exclusivity does not block the approval of a different product for the same rare disease or condition, nor does it block the approval of the same product for different conditions. If a drug designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same drug for the same condition is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The United States Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Review and Approval of Drug Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU, generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the EU.

Clinical Trial Approval in the European Union

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on Good Clinical Practice, or GCP, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific study site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an investigational medicinal product dossier (the Common Technical Document) with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014, or Clinical Trials Regulation, was adopted. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC and replacing any national legislation that was put in place to implement the Directive. Conduct of all clinical trials performed in the EU will continue to be bound by currently applicable provisions until the new Clinical Trials Regulation becomes applicable. The extent to which on-going clinical trials will be governed by the Clinical Trials Regulation will depend on when the Clinical Trials Regulation becomes applicable and on the duration of the individual clinical trial. If a clinical trial continues for more than three years from the day on which the Clinical Trials Regulation becomes applicable the Clinical Trials Regulation will at that time begin to apply to the clinical trial.

The Regulation was published on June 16, 2014 but has not yet become effective.  As of January 1, 2020, the website of the European Commission reported that the implementation of the Clinical Trials Regulation was dependent on the development of a fully functional clinical trials portal and database, which would be confirmed by an independent audit, and that the new legislation would come into effect six months after the European Commission publishes a notice of this confirmation. The website indicated that the audit was expected to commence in December 2020. In late 2020, the EMA indicated that it plans to focus on the findings of a system audit; improving the usability, quality and stability of the clinical trial information system; and knowledge transfer to prepare users and their organizations for the new clinical trial system.  The EMA has indicated that the system will go live in December 2021.

As in the US, parties conducting certain clinical trials must post clinical trial information in the European Union at the EudraCT website: https://eudract.ema.europa.eu.

PRIME Designation in the EU

In March 2016, the European Medicines Agency, or EMA, launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted.

Marketing Authorization in the European Union

To obtain a marketing authorization for a product under EU regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the EU. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the EU, applicants have to demonstrate compliance with all measures included in an EMA-approved Paediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (i) a product-specific waiver, (ii) a class waiver or (iii) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e., the EU as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products, and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the applicant also be used in certain other cases. We anticipate that the centralized procedure will be mandatory for the product candidates we are developing.

Under the centralized procedure, the CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the EU, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of EU law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use. The Standing Committee is composed of representatives of the EU Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard.” The European Parliament's role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•

the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

•

the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radiopharmaceutical, by an authorized person; and

•

the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

Regulatory Data Protection in the EU

In the EU, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents applicants for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the EU market until the expiration of the market exclusivity.

Periods of Authorization and Renewals

A marketing authorization has an initial validity for five years in principle. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five-year period of marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU  market (in case of centralized procedure) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid.

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a drug can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (i) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (ii) a life-threatening, seriously debilitating or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug will be of significant benefit to those affected by that condition.

Once authorized, orphan medicinal products are entitled to ten years of market exclusivity in all EU Member States and a range of other benefits during the development and regulatory review process including scientific assistance for study protocols, authorization through the centralized marketing authorization procedure covering all member countries and a reduction or elimination of registration and marketing authorization fees. However, marketing authorization may be granted to a similar medicinal product with the same orphan indication during the ten-year period with the consent of the marketing authorization holder for the original orphan medicinal product or if the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities. Marketing authorization may also be granted to a similar medicinal product with the same orphan indication if this product is safer, more effective or otherwise clinically superior to the original orphan medicinal product. The period of market exclusivity may, in addition, be reduced to six years if it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity.

Regulatory Requirements after a Marketing Authorization has been Obtained

In case an authorization for a medicinal product in the EU is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include compliance with the EU’s stringent pharmacovigilance or safety reporting rules must be ensured;  the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance.  These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU; and the marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

Pricing Decisions for Approved Products

In the EU, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the EU provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the EU have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the EU. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Brexit and the Regulatory Framework in the United Kingdom

On December 31, 2020, the United Kingdom’s decision to withdraw from the European Union, referred to as Brexit, became effective. However, significant uncertainty remains as to how the withdrawal will be effected as the United Kingdom and the European Union did not enter into a formal withdrawal agreement. Since the regulatory framework for pharmaceutical products in the United Kingdom covering quality, safety and efficacy of pharmaceutical products, clinical trials, marketing authorization, commercial sales and distribution of pharmaceutical products is derived from European Union directives and regulations, Brexit could materially impact the future regulatory regime which applies to products and the approval of product candidates in the United Kingdom. It remains to be seen how, if at all, Brexit will impact regulatory requirements for product candidates and products in the United Kingdom.

Healthcare Law and Regulation

Health care providers and third-party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, patient privacy laws and regulations and other health care laws and regulations that may constrain business and/or financial arrangements.

Restrictions under applicable federal and state health care laws and regulations, include the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid; the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government; the Foreign Corrupt Practices Act, or FCPA, which prohibits companies and their intermediaries from making, or offering or promising to make, improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment; and the federal transparency requirements known as the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Further, some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pharmaceutical Insurance Coverage and Healthcare Reform

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated health care costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of health care costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the health care system in the United States. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2030 under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act.  The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Further, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Court of Appeals for the Fifth Circuit court affirmed the lower court’s ruling that the individual mandate portion of the ACA is unconstitutional and it remanded the case to the district court for reconsideration of the severability question and additional analysis of the provisions of the ACA.  Thereafter, the U.S. Supreme Court agreed to hear this case. Oral argument in the case took place on November 10, 2020, and a ruling by the Court is expected sometime this year. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

The Trump Administration also took executive actions to undermine or delay implementation of the ACA, including  directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices.  On January 28, 2021, however, President Biden issued a new Executive Order which directs federal agencies to reconsider rules and other policies that limit Americans’ access to health care, and consider actions that will protect and strengthen that access.  Under this Order, federal agencies are directed to re-examine: policies that undermine protections for people with pre-existing conditions, including complications related to COVID-19; demonstrations and waivers under Medicaid and the ACA that may reduce coverage or undermine the programs, including work requirements; policies that undermine the Health Insurance Marketplace or other markets for health insurance; policies that make it more difficult to enroll in Medicaid and the ACA; and policies that reduce affordability of coverage or financial assistance, including for dependents.

The costs of prescription pharmaceuticals have also been the subject of considerable discussion in the United States To date, there have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the costs of drugs under Medicare and reform government program reimbursement methodologies for drug products.  To those ends, President Trump issued five executive orders intended to lower the costs of prescription drug products but it is unclear whether, and to what extent, these orders will remain in force under the Biden Administration.  Further, on September 24, 2020, the Trump Administration finalized a rulemaking allowing states or certain other non-federal government entities to submit importation program proposals to the FDA for review and approval. Applicants are required to demonstrate that their importation plans pose no additional risk to public health and safety and will result in significant cost savings for consumers.  The FDA has issued draft guidance that would allow manufacturers to import their own FDA-approved drugs that are authorized for sale in other countries (multi-market approved products).

At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.  In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other health care programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing.  We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

C. Organizational structure.

Stealth BioTherapeutics Corp was incorporated in Grand Cayman, Cayman Islands as Stealth Peptides International, Inc. in April 2006. Its wholly owned subsidiary, Stealth BioTherapeutics Inc., was incorporated in Delaware as Stealth Peptides Inc. in October 2007. In addition, a wholly owned subsidiary, Stealth BioTherapeutics (HK) Limited, was incorporated in Hong Kong in September 2017. Stealth BioTherapeutics Corp, Stealth BioTherapeutics Inc. and Stealth BioTherapeutics (HK) Limited are referred to herein as the “Company.”

D. Property, plants and equipment.

Our operations are conducted at Stealth Delaware, which is located in Needham, Massachusetts, where it occupies 6,051 square feet of office space. The lease expires October 31, 2022.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.	Operating results.

The following discussion and analysis of our financial condition and results of operations should be read together with “Item 3.A.—Selected Financial Data” and our audited financial statements and the related notes included elsewhere in this annual report on Form 20-F. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” As a result of many factors, including those factors set forth under “Item 3.D.—Risk Factors”, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Additionally, please see our Annual Report on Form 20-F for our fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on April 1, 2020, for a discussion covering our fiscal year ended December 31, 2018.

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

We believe our product candidates have significant potential to treat the cardiac, ophthalmic and neurological symptoms of both rare genetic and common age-related mitochondrial diseases. We are focusing our development efforts on rare cardiomyopathies, ophthalmic diseases and rare neurological diseases. Our first clinical product candidate, elamipretide, is a small peptide that targets and binds reversibly to cardiolipin, an essential structural element of mitochondria, stabilizing the inner mitochondrial membrane under conditions of oxidative stress. This novel mechanism of action has shown potential clinical benefit in both rare genetic and common age-related ophthalmic and cardiac diseases entailing mitochondrial dysfunction. Elamipretide has been generally well tolerated in clinical trials with over 1,000 subjects systemically exposed to it to date.

We are studying elamipretide in the following indications:

•

Barth syndrome, or Barth, an inherited cardiomyopathic disease, for which we have conducted a Phase 3 retrospective natural history-controlled trial and a Phase 2/3 clinical trial in the United States; and

•

Geographic atrophy or GA, an advanced form of dry age-related macular degeneration, for which we conducted a Phase 1 clinical trial in the United States and are currently conducting a Phase 2b clinical trial in the United States.  Our Phase 2b trial was fully enrolled in February 2021, and we expect data from this trial during the first half of 2022.

We are evaluating the potential for additional clinical trials of elamipretide in the following ophthalmic, cardiac, and mitochondrial disease indications:

•

Duchenne cardiomyopathy, which is the heart muscle weakness associated with Duchenne’s muscular dystrophy, or DMD, which is phenotypically like the cardiomyopathy assessed in our Barth program and is the leading cause of early mortality in this disease; Friedreich’s ataxia, or FRDA, which is associated with both cardiomyopathy and progressive decline in visual function;

•	Leber’s hereditary optic neuropathy, or LHON, an inherited disease of central blindness, for which we have conducted a Phase 2 clinical trial in the United States; and

•	Mitochondrial replisome-related disorders, caused by mutations in nuclear genes that encode for proteins involved in mitochondrial DNA replication.

Subject to discussions with the FDA, continued planning efforts and financing plans, we hope to initiate a clinical development program for elamipretide in DMD patients with cardiomyopathy during the second half of 2021, focusing primarily on cardiac endpoints. We plan to support an investigator-initiated Phase 2a open-label clinical trial of elamipretide assessing both visual and cardiac endpoints in FRDA, which is anticipated to commence enrollment in 2021, and we hope that results from this trial will help inform a pivotal trial design. We also hope to initiate a pivotal trial for elamipretide in patients with replisome-related primary mitochondrial myopathy during the second half of 2021, subject to discussions with the FDA, continued planning efforts and financing plans.  Patients with these replisome-related nuclear DNA mutations were among a prespecified subgroup of patients with nuclear DNA mutations in whom improvements were observed in our Phase 3 primary mitochondrial myopathy trial. Although we plan to initiate a Phase 3 global clinical trial for elamipretide in LHON, the initiation of this trial is subject to ongoing formulation studies expected to read out in early 2022, continued planning efforts, and financing plans.

Our second clinical product candidate, SBT-272, is a novel peptidomimetic that has been shown to increase adenosine triphosphate, or ATP, production and decrease levels of reactive oxygen species, or ROS, in dysfunctional mitochondria in preclinical studies. In early experiments, SBT-272 demonstrated higher mitochondrial uptake and greater concentrations in the brain relative to elamipretide. We are developing SBT-272 for rare neurological diseases involving mitochondrial dysfunction. Preliminary results from a Phase 1 clinical trial in healthy human volunteers completed during 2020 suggest that SBT-272 showed a favorable safety profile but did not reach desired drug exposure levels.  We are conducting subcutaneous dosing studies and plan to commence longer term toxicology studies in 2021 to support the potential initiation of a Phase 2 clinical trial in patients during 2022. We have conducted and continue to conduct preclinical studies in neurological disease models to inform our decisions regarding our first Phase 2 indication.

We have discovered and own over 100 compounds, including SBT-272 and the SBT-550 family, that also target the mitochondria and form the basis of our broad proprietary pipeline of mitochondrial-targeted product candidates. We are evaluating compounds in the SBT-550 family for rare neurological indications. In addition, our internal discovery platform has generated a library of over 100 differentiated proprietary compounds which could have clinical benefit for diseases related to mitochondrial dysfunction and from which we plan to designate potential product candidates. We may also utilize certain of these compounds as part of our carrier platform, in which they could potentially serve as scaffolds to deliver other beneficial compounds to the mitochondria.

In January 2020, we adopted a strategic organizational restructuring plan, and reduced workforce by approximately 60% of our personnel. In connection with the reduction in workforce, we incurred a one-time charge totaling approximately $2.3 million related to termination benefits and other related charges in the first quarter of 2020.

Since our inception in 2006, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing our proprietary technology, identifying potential product candidates and conducting preclinical and clinical studies of our product candidates. We have not generated any product revenue and have financed our operations primarily through the private placement of Series A convertible preferred shares and convertible notes, borrowings under a term loan, through our February 2019 initial public offering, or IPO, and through public offerings and private placements of our ADSs. We have also received proceeds from a development funding agreement, or the Development Funding Agreement, with Morningside Venture (I) Investments Limited, or MVIL and an option agreement, or the Option Agreement and share purchase agreement, or the Equity Agreement (collectively referred to as the Alexion Arrangement), with Alexion Pharmaceuticals, Inc., or Alexion. As of December 31, 2020, our principal source of liquidity was cash and cash equivalents, which totaled $32.8 million.

As of December 31, 2020, we had an accumulated deficit of $555.5 million. Our net loss was $57.5 million, $71.7 million and $96.7 million for the years ended December 31, 2020, 2019 and 2018, respectively. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses and significant expenses for the foreseeable future. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly as we:

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

We believe our existing cash and cash equivalents at December 31, 2020 along with $10.0 million received under the Development Funding Agreement in February 2021 and net proceeds of $4.1 million received from our registered direct offering of ADSs in February 2021 will be sufficient to fund our operating expenses into the fourth quarter of 2021. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern within one year after the issuance date of our consolidated financial statements for the year ended December 31, 2020. See Note 1 to our consolidated financial statements for additional information on our assessment.

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

In 2019 we received a non-refundable upfront payment of $15.0 million under the terms of the Option Agreement and $15.0 million under the Equity Agreement with Alexion. We recognized revenue as it relates to the Alexion Arrangement under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or ASC 606.  In accordance with ASC 606, the Agreement and the Equity Agreement were deemed to be one arrangement, and any premium paid on the Equity Agreement was deemed to be included in the transaction price and allocated to the performance obligation identified.

In 2019, revenue represents non-refundable upfront payments under the Alexion Arrangement that were recognized in full in accordance with ASC 606 as we completed our performance obligation in 2019. Alexion terminated the Option Agreement in January 2020 and, as such, no additional revenue was recognized under the Alexion Arrangement.

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

	Year Ended December 31,
	2020	2019	2018
	(in thousands)
Product expenses:
Elamipretide	$15,919	$20,633	$31,961
SBT-20	0	2	620
SBT-272	1,851	2,143	806
Total costs directly allocated to products	17,770	22,778	33,387
Expenses not directly allocated to products:
Research and development programs	1,026	1,615	3,100
Consultants and professional expenses	1,965	6,547	5,756
Employee expenses including cash compensation, benefits and share-based compensation	8,544	13,664	10,819
Total expenses not directly allocated to products	11,535	21,826	19,675
Total research and development expenses	$29,305	$44,604	$53,062

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

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, including salaries, benefits and share-based compensation for personnel in executive, finance, pre-commercial, facility operations and administrative functions. Significant costs are incurred in our pre-commercial activities including market research, public relations, patient advocacy, advisory boards and conferences and professional consulting. Other significant costs include facility costs not otherwise included in research and development expenses, legal fees relating to intellectual property and patent prosecution and maintenance, other legal fees, insurance for directors and officers and fees for accounting, tax and consulting services.

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

Other Income (Expense), Net

Other income (expense), net, primarily consists of amortization of debt discount and interest expense incurred on convertible notes payable and incurred on our term loan facility, interest income earned on cash and cash equivalents and changes in the fair value of our derivative liability as well as our warrant liability.

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

Development Derivative Liability

Under the Development Funding Agreement, MVIL paid us $20.0 million upon execution of the Agreement, and in February 2021, paid us $10.0 million upon completing enrollment of our ReCLAIM 2 Phase 2 clinical trial of elamipretide for the treatment of dry AMD , or Tranche 2 Milestone Event. MVIL has also  agreed to pay us $5.0 million within 15 days of our submission of a new drug application to the FDA for elamipretide for the treatment of Barth, or Tranche 3 Milestone Event. Upon receipt of funding for each Tranche 2 Milestone Event and Tranche 3 Milestone Event, we are required to issue a warrant exercisable for ordinary shares at an exercise price that is 115% of  the implied price of our ordinary shares on the date of issuance, with such number of ordinary shares being equal to the quotient of 30% of the amount of each funding received divided by the exercise price or the Future Warrants. Upon execution of the Development Funding Agreement, we issued a warrant to MVIL exercisable for 46,153,846 ordinary shares or the Initial Warrant, at an exercise price of $0.13 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s commitment divided by the exercise price. The Initial Warrant was immediately exercisable and has a term of three years.

The Development Funding Agreement is presented as a derivative liability on our consolidated balance sheet as of December 31, 2020. The success payments feature in the Development Funding Agreement meets the criteria for derivative accounting as it the has multiple underlyings, payment provisions, nominal initial net investment and a net settlement provision.  The Development Funding Agreement also includes provisions that allow for the issuance of Future Warrants upon receipt of additional funding. At inception, the Future Warrants were not considered “fixed-for-fixed” as the exercise price and number of ordinary shares are dependent on the date and share price at the date of issuance.  As such the Future Warrants were deemed to be liability classified. The Development  Funding Agreement and the Future Warrants are considered to be a hybrid instrument recorded as the development derivative liability on our consolidated balance sheets.

At the inception of the arrangement, the Company identified two units of account (i) the Initial Warrant and (ii) derivative liability, which included the success payments feature and the Future Warrants. The derivative liability was initially recorded at the value of $18.1 million, the estimated fair value at inception of the arrangement, and is remeasured at fair value at each reporting date. The remaining amount of $1.9 million of the initial cash received of $20.0 million was attributed to the Initial Warrants, which met the criteria for equity classification.

The development derivative liability is considered a level 3 fair value measurement, as it is dependent upon significant unobservable inputs. The derivative is valued using a scenario-based discounted cash flow method, whereby each scenario makes assumptions regarding the probability and timing of cash flows, and the present value of such cash flows is determined valued using a risk-adjusted discount rate. The fair value of the Future Warrants was estimated as of the inception of the agreement and as of December 31, 2020, using the Black Scholes Merton valuation model, with the following ranges of assumptions: volatility of 80.36% -80.76%, simulated share price of $0.11 based on a Monte Carlo model, risk-free rate of 0.17% - 0.19%, a term of 3 years and 9.6% - 10.5% discount for lack of marketability. Key inputs to the level 3 fair value model at inception and as of the reporting date include (i) the probability (100%) and timing of achieving stated development milestones to receive the next tranches of funding and the related issuance of Future Warrants upon receipt of the respective tranches of funding (ii) the probability and timing of achieving FDA and EMA approval of the designated indications, and (iii) the Company’s implied cost of borrowing (18.7% at inception and 16.6% as of reporting period).

The Initial Warrant met the criteria for equity classification and were recognized as a component of additional paid in capital and was not remeasured. The Initial Warrant of $1.9 million was represents the fair value at inception using a Black Scholes Merton model with the following assumptions: volatility of 80.76%, share price of $0.11, risk-free rate of 0.19%, a term of 3 years and 10.5% discount for lack of marketability.

If actual results or events differ materially from the estimates, judgments and assumptions used by us in applying these policies, our reported financial condition and results of operations could be materially affected. See Note 3 to the consolidated financial statements included in Item 17 in this Annual Report on Form 20-F for more information.

Results of Operations

Comparison of the Years Ended December 31, 2020, 2019 and 2018

The following tables summarizes our results of operations for the years ended December 31, 2020, 2019 and 2018, together with the dollar change in those items on a year over year basis:

	Year Ended December 31,		Dollar
	2020	2019	Change
	(in thousands)
Revenue	$—	$21,087	$(21,087)
Operating expenses:
Research and development	29,305	44,604	(15,299)
General and administrative	19,366	22,315	(2,949)
Total operating expenses	48,671	66,919	(18,248)
Loss from operations	(48,671)	(45,832)	(2,839)
Other expense	(8,786)	(25,896)	17,110
Net loss	$(57,457)	$(71,728)	$14,271

Revenue

We did not generate any revenue in 2020, compared to $21.1 million in revenue in 2019. The Company did not generate any revenues prior or subsequent to 2019. In 2019, revenue represented non-refundable upfront payments under the Alexion Arrangement that were recognized in full in accordance with ASC 606 as we completed our performance obligation in 2019. Alexion terminated the Agreement in January 2020, and as such, no additional revenue will be recognized under the Alexion Arrangement.

Research and Development Expenses

Research and development expenses decreased by $15.3 million to $29.3 million for the year ended December 31, 2020, from $44.6 million for the year ended December 31, 2019. This decrease was primarily from an $8.7 million net decrease in employee and consultant related costs attributable to the strategic repositioning implemented in the first quarter of 2020, a $3.2 million decrease in contract manufacturing, a $1.8 million net decrease in clinical costs primarily driven by closeout of the Phase 2 MMPOWER-2 and Phase 3 MMPOWER-3 trials which ended in December 2019, a $1.4 million decrease in preclinical costs and a $0.2 million net decrease in regulatory costs.

General and Administrative Expenses

General and administrative expenses decreased by $3.0 million to $19.4 million for the year ended December 31, 2020, from $22.3 million for the year ended December 31, 2019. The decrease in administrative expenses was attributed to a decrease of $4.3 million in pre-commercial activities offset in part by a $1.4 million increase in professional services and activities attributable to the cost of various financing transactions and increased costs of operating as a public company.

Other Expense

Other expense decreased by $17.1 million to $8.8 million for the year ended December 31, 2020 from $25.9 million for the year ended December 31, 2019. Other expense in 2020 consisted of a $7.1 million loss due to the change in fair value of the derivative liability and $1.8 million in interest expense offset by $0.1 million in interest income. Other expense in 2019 consisted of a $22.7 million loss on extinguishment of debt recorded in conjunction with the IPO, $6.7 million in interest expense mostly related to convertible debt and $0.3 million loss due to the change in fair value of the warrant liability offset in part by a $2.8 million gain from the fair value adjustment of the derivative liability associated with the convertible debt and $1.0 million in interest income.

Contractual Obligations

We enter into contracts in the normal course of business with CROs and clinical sites for the conduct of clinical trials, professional consultants and other vendors for clinical supply, manufacturing or other services.

We have entered into several license agreements with Cornell Research Foundation, Inc., a subsidiary of Cornell University, or Cornell, and Institut de recherches cliniques de Montréal, or the IRCM, pursuant to which Cornell and IRCM granted us an exclusive, worldwide rights under patents related to elamipretide, SBT-20 and other technology. In connection with the licenses granted under the original Cornell agreement, we issued Cornell 666,667 ordinary shares. With respect to the other Cornell license agreements, we paid Cornell upfront license fees of $60,000, annual fees of approximately $60,000 and are obligated to pay Cornell royalties on net sales, if any, by us and our sublicensees of any licensed product. Subject to specified reductions and royalty offsets, such royalties are calculated as a tiered, low-to-mid single digit percentage of net sales of licensed products under each of the Cornell license agreements, except that for licensed products under the original Cornell agreement, such royalties are calculated as a tiered, low single-digit to sub-teen double-digit percentage of net sales, depending on patent coverage, amount of net sales and type of licensed product. Our obligation to pay royalties as to any licensed product extends until the later of the expiration of the last-to-expire valid claim of any licensed patent covering such licensed product or 15 years after the date of our first commercial sale of such licensed product. If a licensed product is covered by licenses granted under the original Cornell agreement and another Cornell license agreement, then, for each unit of product, royalties will only be due under the original Cornell agreement.

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

Recent Accounting Pronouncements

Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to the consolidated financial statements includes a discussion of recent accounting pronouncements. There were no new accounting pronouncements adopted during 2020 that had a material effect on our consolidated financial statements.

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

Quantitative and Qualitative Disclosures about Market Risk

We are minimally exposed to market risk related to changes in interest rates. As of December 31, 2020, we had cash and cash equivalents of $32.8 million, consisting primarily of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are held in short-term money market funds. We do not believe we are materially at risk to sudden drops in interest rates based on the amounts subject to these potential changes.

Our Term Loan Facility has a floating per annum rate equal to the greater of (i) the Wall Street Journal prime rate plus 5.5% or (ii) 9.5%, which exposes us to market interest rate risk when we have outstanding borrowings. As of December 31, 2020, we had $9.0 million of outstanding borrowings under the Term Loan Facility. Assuming our outstanding debt remains constant for an entire year and the applicable annual interest rate increases by 1.0%, our annual interest expense would increase by $0.1 million.

B.	Liquidity and capital resources.

Overview

We have funded our operations from inception through December 31, 2020 primarily through aggregate gross proceeds from the sale of Series A convertible preferred shares, the issuance of convertible promissory notes, a term loan, the sale of ordinary shares and the sale and issuance of ADSs, as well as proceeds received under the Alexion Arrangement, and the Development Funding Agreements. As of December 31, 2020, we had cash and cash equivalents of $32.8 million.

Indebtedness

Term Loan Facility

On June 30, 2017, we entered into a loan and security agreement with Hercules Capital, Inc., or Hercules, which we refer to as the Term Loan Facility. The Term Loan Facility was amended in March, July and October of 2018, March and October of 2019 and July of 2020. We have borrowed an aggregated principal amount of $20.0 million as of December 31, 2020.

Borrowings under the Term Loan Facility bear interest at a floating per annum rate equal to the greater of (i) the Wall Street Journal prime rate plus 5.5% or (ii) 9.5%. In an event of default, as defined in the Term Loan Facility, the interest rate applicable to borrowings under such agreement will be increased by 4.0%. Interest payments are due monthly in arrears. Under the Term Loan Facility, as amended, we made interest only payments through February 1, 2021, at which time payments are made in monthly installments of principal and interest, continuing through the scheduled maturity date of July 1, 2021.

We may voluntarily prepay all, but not less than all, of the outstanding principal at any time prior to the maturity date, subject to a prepayment fee, which ranges from 0.5% to 3.0% of the outstanding principal depending on when the prepayment is made. The end of term charge of $1.3 million is due upon the earlier to occur of the maturity of the loan, the acceleration or prepayment of all outstanding principal, the termination of the Term Loan Facility or January 1, 2021. An additional end of term charge of $0.2 million is due upon the earlier to occur of the maturity of the loan, the acceleration or prepayment of all outstanding principal, or the termination of the Term Loan Facility.

Borrowings under the Term Loan Facility are secured by a first priority lien on all of our assets, excluding our intellectual property. We have agreed to a negative pledge on our intellectual property. The Term Loan Facility contains customary events of default and affirmative and negative covenants, including restrictions on our ability to pay dividends and incur additional debt, but does not contain any financial covenants. An event of default had not occurred as of December 31, 2020.

In connection with our entry into the Term Loan Facility, we issued to Hercules a warrant to purchase our ordinary shares. For a description of the warrant, see “Description of Share Capital and Articles of Association—Warrant” in our prospectus dated April 2, 2020, filed with the SEC on Form F-3, which information is incorporated by reference in this annual report.

Lincoln Park Agreement

In June 2020, we entered into a $20.0 million purchase agreement, or the Purchase Agreement, together with a registration rights agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park. Under the terms and subject to the conditions of the Purchase Agreement, we have the right to sell to Lincoln Park, and Lincoln Park is obligated to purchase, up to $20.0 million of our ordinary shares, subject to certain limitations, from time to time, over the 36-month period commencing on June 22, 2020.  As of December 31, 2020, pursuant to the Purchase Agreement a total of 4,680,000 ordinary shares were sold to Lincoln Park for net proceeds totaling $0.7 million.

At- the-Market Offering Agreement

In August 2020, we and H.C. Wainwright & Co., LLC, or Wainwright, entered into an At The Market, or ATM, Offering Agreement pursuant to which we may offer and sell, from time to time, through Wainwright, ADSs, each representing 12 ordinary shares, with a nominal or par value of $0.0003 per share. We have no obligation to sell any ADSs pursuant to the ATM Offering Agreement and may at any time suspend sales pursuant to the ATM Offering Agreement. Each party may terminate the ATM Offering Agreement at any time without liability. As of December 31, 2020, we have not sold any shares under the ATM Offering Agreement, and we suspended our ability to sell under the facility in November 2020.

Development Funding Agreement

In October 2020, we entered into the Development Agreement, under which MVIL agreed to provide funding to support our efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of Barth, dry AMD, FRDA, DMD, replisome-related disorders and LHON. We received initial cash proceeds of $20.0 million pursuant to the Development Funding Agreement and in February 2021 we received a milestone payment of $10.0 million. We may receive up to an additional $5.0 million upon the completion of a final milestone. We may agree to add additional investors to the Development Funding Agreement, subject to the prior written consent of MVIL, on the same terms and subject to the same conditions as MVIL’s initial commitments, prior to the completion of the final milestone. We are obligated to make success payments to MVIL upon receipt of certain regulatory approvals of elamipretide in the designated indications.

Registered Direct Offerings

In November 2020, we entered into a Securities Purchase Agreement with certain institutional investors for a registered public offering, or the 2020 Public Offering, of an aggregate of 2,844,446 ADSs at a public offering price of $1.125 per ADS for net proceeds of approximately $2.6 million. In February 2021, we entered into a Securities Purchase Agreement with certain institutional investors for a registered direct offering, or the 2021 Public Offering, of an aggregate of 2,339,000 ADSs at a public offering price of $2.00 per ADS for net proceeds of approximately $4.1 million.

Cash Flows

The following table provides information regarding our cash flows for each of the years presented:

	Year ended December 31,
	2020	2019
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(53,539)	$(47,984)
Investing activities	(60)	(130)
Financing activities	35,618	88,027
Net increase (decrease) in cash and cash equivalents	$(17,981)	$39,913

Net Cash Used in Operating Activities

The use of cash for operating activities in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities increased by $5.5 million to $53.5 million during the year ended December 31, 2020, from $48.0 million year ended December 31, 2019. Cash used in operating activities during the year ended December 31, 2020, consisted of our net loss of $57.5 million, partially offset by non-cash charges of $12.2 million, which includes $7.1 million change in fair value of derivative, $4.2 million in share-based compensation, $0.3 million in amortization of the debt discount, $0.4 million in non-cash interest expense and $0.2 million in other non-cash charges. Changes in operating assets and liabilities included $7.6 million in decreases in accounts payable, accrued expenses and other current liabilities and a $0.6 million decrease in prepaid expenses and other current assets.

Net Cash Used in Investing Activities

Net cash used in investing activities was $60,000 during the year ended December 31, 2020, and $130,000 during the year ended December 31, 2019.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $35.6 million during the year ended December 31, 2020, compared to $88.0 million during the year ended December 31, 2019. Cash provided by financing activities during the year ended December 31, 2020, was primarily attributable to the receipt of $23.4 million in connection with the issuance of ordinary shares as part of various financing activities during the year, $20.0 million in connection with the Development Funding Agreement, offset in part by $7.5 million of payments made on the Term Loan Facility and $0.3 million of payments for deferred financing costs.

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

Our existing cash and cash equivalents will not be sufficient to support our clinical development of elamipretide and SBT-272 for rare cardiomyopathies and neurological indications and rare and common ophthalmic indications, our planned Phase 3 trial for LHON or any clinical development for SBT-550 or any other product candidates we may develop in the future. We will be required to expend significant funds in order to advance the development of elamipretide, SBT-272, and SBT-550, as well as any other product candidates we may develop in the future. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We believe that our existing cash and cash equivalents as of December 31, 2020 along with $10.0 million received under the development funding agreement in February 2021 and net proceeds of $4.1 million received from the registered direct offering in February 2021 will be sufficient to fund our operating expenses into the fourth quarter of 2021.

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

Our contractual obligations relate to the lease of our office space and a term loan facility. We have summarized in the table below our fixed contractual cash obligations as of December 31, 2020.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating leases	$265	$139	$126	$—	$—
Term loan facility(1)	10,565	10,565	—	—	—
Total	$10,830	$10,704	$126	$—	$—

(1)

Represents principal amount of the outstanding term loan as of December 31, 2020 as well as an end of term charge of $1.5 million due under the Term Loan Facility, of which $1.3 million was paid on January 1, 2021. The loan is subject to variable interest that will be calculated as payments become due.

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

Name	Age	Position
Executive Officers
Irene (Reenie) McCarthy	56	Chief Executive Officer, Director
Robert Weiskopf	70	Chief Financial Officer
Brian D. Blakey, Pharm.D.	59	Chief Business Officer
James R. Carr, Pharm.D.	58	Chief Clinical Development Officer
Martin P. Redmon	59	Chief Research and Development Officer
Non-Employee Directors
Gerald L. Chan, Sc.D.	70	Director, Chairman of the Board
Francis W. Chen, Ph.D. (1)(2)	72	Director
Louis Lange, M.D., Ph.D. (1)(3)	72	Director
Kevin F. McLaughlin (1)(2)	64	Director
Edward P. Owens (3)	74	Director
Eve Slater, M.D.(3)	75	Director

(1)  Member of Audit Committee

(2)  Member of Nominating Committee

(3) Member of Remuneration Committee

Executive Officers

Irene (Reenie) McCarthy has served as Director of Stealth BioTherapeutics Corp since June 2018 and as Chief Executive Officer of Stealth BioTherapeutics Corp since October 2018. She has served as Chief Executive Officer of Stealth Delaware since February 2016, as President and Secretary of Stealth Delaware since August 2015and as a director of Stealth Delaware since July 2009. Prior to Stealth, Ms. McCarthy was a member of the investment team at Morningside Technology Advisory, LLC (and affiliates), a private advisory company, from January 2009 to April 2016, and she remains a director of Morningside Technology Advisory, LLC. She has served as a director for numerous private biotechnology companies developing drugs across a broad spectrum of therapeutic focus areas. She holds a J.D. from the University of Pennsylvania Law School and a B.A. in English and Political Science from Bates College. We believe that Ms. McCarthy is qualified to serve on our board of directors because of her extensive experience investing in life sciences companies, her service on several life science company boards and her decade of service to our company, as an investor, board member and officer.

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

Martin Redmon has served as Chief Research & Development Officer at Stealth Delaware since March 2021. Previously, since May 2015 Mr. Redmon served as our Vice President, Research & Development. Mr. Redmon has more than 25 years of experience in pharmaceutical research and development, operations, and project and functional line management. Prior to joining Stealth, he served as Senior Vice President of Research, Development and Technical Operations at Precision Dermatology, and has previously held pharmaceutical development positions at Eli Lilly and Company, Focal Inc., Sepracor, Inc. (subsequently Sunovion Pharmaceuticals, Inc.), Praecis Pharmaceuticals Inc, and ArQule, Inc. Mr. Redmon holds a BS in Chemical Engineering and a PhD in Pharmaceutical Sciences, both from the University of Kentucky.

Non-Employee Directors

Gerald L. Chan, Sc.D., was appointed as a Director of Stealth BioTherapeutics Corp and as Chairman of the Board in June 2018. He has served as a director of Stealth Delaware since October 2007. Dr. Chan co-founded the Morningside group in 1986. He has been a member of the board of directors of Hang Lung Group Limited since 1986. He served on the board of directors of Aduro Biotech Inc. (subsequently, renamed Chinook Therapeutics, Inc.) from 2014 until 2018, and currently serves as a member and the chairman of the board of Apellis Pharmaceuticals, Inc. (Nasdaq: APLS). Dr. Chan received a B.S. and M.S. in engineering from the University of California, Los Angeles, and a M.S. in medical radiological physics and an Sc.D. in radiation biology from Harvard University. He did his post-doctoral training at the Dana-Farber Cancer Institute as a fellow of the Leukemia Society of America. We believe that Dr. Chan is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of life sciences companies.

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

Louis Lange, M.D., Ph.D., was appointed as a Director of Stealth BioTherapeutics Corp in July 2019. Dr. Lange is currently a general partner at Asset Management Ventures, an investment firm, where he has worked since June 2009. Dr. Lange was the co-founder and served as the President and Chief Executive Officer of Cardiogen Sciences, Inc., a biotechnology company, from April 2014 until it was acquired by Audentes Therapeutics, Inc. (Nasdaq: BOLD) in August 2015. Dr. Lange also co-founded CV Therapeutics, Inc. in 1990 and served as the Chairman, Chief Executive Officer and Chief Scientific Officer until it was acquired by Gilead Sciences, Inc. (Nasdaq: GILD) in 2009. Dr. Lange has also served as the Chief of Cardiology and Professor of Medicine at Jewish Hospital at Washington University. Dr. Lange served as a member of Audentes Therapeutics, Inc.’s board of directors from August 2015 until January 2020 where he was the Lead Director from 2017 to 2019.  Dr. Lange also served on the board of directors of Maxygen, Inc. from December 2005 to August 2013, CymaBay Therapeutics, Inc. (Nasdaq: CBAY) from November 2003 to October 2015, and Esperion Therapeutics, Inc. (Nasdaq: ESPR) from February 2010 to May 2014. Dr. Lange also served as a member of the Board of Trustees at the University of Rochester from 1998 to 2018, and The Gladstone Foundation from 2010 to 2019. Dr. Lange was a senior advisor to Gilead from April 2009 until November 2019. He was on the board of directors of BIO (the trade organization of biotech companies) from 1998 to 2009, as well as other private companies. Dr. Lange holds a B.A. from the University of Rochester, an M.D. from Harvard Medical School and a Ph.D. from Harvard University. We believe Dr. Lange is qualified to serve on our board of directors because of his experience in serving in leadership positions at and on the board of directors of life sciences companies, as well as his investment expertise.

Eve Slater, M.D., F.A.C.C., was appointed as a Director of Stealth BioTherapeutics Corp in December 2020. Dr. Slater currently is a Professor of Clinical Medicine at Columbia University Vagelos College of Physicians and Surgeons, where she has taught in various positions since 1983. Dr. Slater is board certified in internal medicine and cardiology and brings considerable experience from the pharmaceutical industry. Dr. Slater has been a member of the board of directors of Idera Therapuetics from June 2010 to June 2016 . Dr. Slater was Senior Vice President, Worldwide Policy at Pfizer, Inc. from May 2007 until June 2009. Dr. Slater was the Assistant Secretary for Health, United States Department of Health and Human Services from February 2002 until March 2003 and was the Acting Assistant Secretary for Health from 2001 until her confirmation by the United States Senate in 2002. Dr. Slater held senior management positions at Merck Research Laboratories from 1983 to 2001, including Senior Vice President of External Policy, Vice President of Corporate Public Affairs, Senior Vice President of Clinical and Regulatory Development, Executive Director of Biochemistry and Molecular Biology, and Senior Director of Biochemical Endocrinology. Dr. Slater was trained in Internal Medicine and Cardiology at Massachusetts General Hospital, is board certified in Internal Medicine and Cardiology and is a Fellow of the American College of Cardiology. We believe Dr. Slater is qualified to serve on our board of directors because of her experience in the medical and pharmaceutical industries and her long tenure as an academic in the medical field.

Family Relationships

There are no family relationships among any of our directors or executive officers.

B.	Compensation.

For the year ended December 31, 2020, the aggregate compensation accrued or paid to our executive officers for services in all capacities was $1.8 million plus option awards exercisable for 7,512,916 ordinary shares at a weighted-average exercise price of $0.18 per share. Options for 7,512,916 shares expire on February 20, 2030.  For the year ended December 31, 2020, the aggregate Restricted Share Units awarded to our executive officers for service in all capacities was 6,596,220 ordinary shares, represented by 549,685 ADSs. The compensation that we pay to our Chief Executive Officer Reenie McCarthy, who is also a Director, is received solely in her capacity as Chief Executive Officer.

For the year ended December 31, 2020, the aggregate compensation accrued or paid to our non-employee directors for services in all capacities was $0.3 million plus option awards exercisable for 2,026,404 ordinary shares at a weighted-average average exercise price of $0.16 per share. Options for 1,330,500 shares expire on February 20, 2030, options for 75,000 shares expire on July 1, 2030 and options for 620,904 shares expire on December 3, 2030.

We have adopted a non-employee director compensation policy that provides to each non-employee director:

•	$40,000 per year for his or her service as a non-employee director;
•	$30,000 per year for his or her service as a non-executive chair;
•	$15,000 per year for his or her service as the audit committee chair;
•	$13,000 per year for his or her service as the remuneration committee chair;
•	$8,000 per year for his or her service as nomination committee chair;
•	$7,500 per year for his or her service as an audit committee member (other than for the committee chair);
•	$5,000 per year for his or her service as a remuneration committee member (other than for the committee chair);
•	$4,000 per year for his or her service as a nomination committee member (other than for the committee chair); and
•	at the discretion of the board of directors, an annual grant of options or restricted share units in respect of ordinary shares.

The following table sets forth information concerning outstanding equity awards for each of our non-employee directors as of December 31, 2020:

	OPTION AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Gerald L. Chan, Sc.D.	2,500,000	—	0.84	8/26/2024
	63,437	81,563	1.02	2/28/2029
	266,100	—	0.18	2/20/2030
Francis W. Chen, Ph.D.	50,000	—	0.45	12/13/2022
	63,437	81,563	1.02	2/28/2029
	266,100	—	0.18	2/20/2030
Lu Huang, M.D. (1)	—	—	—	—
Kevin F. McLaughlin	50,000	—	1.38	03/15/2027
	63,437	81,563	1.02	2/28/2029
	266,100	—	0.18	2/20/2030
Edward P. Owens	44,791	5,209	1.38	5/23/2029
	63,437	81,563	1.02	2/28/2029
	266,100	—	0.18	2/20/2030
Louis Lange	75,000	75,000	1.01	7/23/2029
	266,100		0.18	2/20/2030
Eve Slater	75,000	—	0.16	7/1/2030
	620,904	—	0.11	12/3/2030
(1)	Dr. Huang resigned from our board in December 2020.

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

Pursuant to the Evergreen Provision, effective January 1, 2021, an additional 22,228,225 ordinary shares were added to the Amended 2019 Plan.

As of March 31, 2021, the total reserve under the Amended 2019 Plan is 66,113,165 shares of which 14,302,218 shares will be available for grant. Our employees, officers, directors, consultants and advisors and of any business ventures in which we have a controlling interest are eligible to receive awards under the Amended 2019 Plan; however, incentive share options may only be granted to our employees. In any calendar year, the value of awards under the Amended 2019 Plan and the ADS Plan made to any non-employee director for service as a director shall not exceed $1,000,000, unless otherwise approved by our board of directors at their discretion in extraordinary circumstances.

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

ADS Plan

On February 18, 2020, our board of directors adopted the ADS Plan, which became effective on March 25, 2020 upon approval from our shareholders. Pursuant to the Evergreen Provision, effective January 1, 2021, an additional 9,526,380 ordinary shares or 793,865 ADSs were added to the ADS Plan.

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

2019 Employee Share Purchase Plan

In January 2019, our board of directors adopted, and our shareholders approved, the ESPP, which became effective on February 14, 2019. The ESPP is administered by our board of directors or by a committee appointed by our board of directors. The ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 3,972,565 ordinary shares. The number of ordinary shares reserved for issuance under the ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2030, equal to the lowest of (i) 7,945,130 ordinary shares, (ii) 1.0% of the number of ordinary shares outstanding on the first day of the fiscal year and (iii) an amount determined by our board of directors. On January 1, 2020, 4,367,208 ordinary shares were added to the ESPP pursuant to this provision. Pursuant to the Evergreen Provision, effective January 1, 2021, an additional 6,351,768 ordinary shares were added to the 2019 employee Share Purchase Plan.

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

The 2006 Plan expired in 2019 and no additional awards can be made under it. As of March 31, 2021, a total of 12,013,402 options remain outstanding under the 2006 Plan.

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

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all of our employees are eligible to participate. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit and have the amount of the reduction contributed to the 401(k) plan. We contribute up to 3% of an employee’s salary, subject to statutory limits. During the year ended December 31, 2020, we contributed $233,263.

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

Board Composition

Our board of directors consists of Reenie McCarthy, Gerald L. Chan, Francis W. Chen, Kevin F. McLaughlin, Dr. Louis Lange, Edward P. Owens and Dr. Eve Slater. Our directors will hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. For more information on the length of time each director has served, see “Item 6.A.—Directors and Senior Management.”

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

In accordance with the terms of our Articles of Association, our board of directors is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. The members of the classes are divided as follows:

•	the class I directors are Gerald L. Chan, Edward P. Owens and Dr. Eve Slater, and their term will expire at the annual meeting of shareholders to be held in 2023;
•	the class II directors are Dr. Louis Lange and Francis W. Chen, and their term will expire at the annual meeting of shareholders to be held in 2021; and
•	the class III directors are Kevin F. McLaughlin and Reenie McCarthy, and their term will expire at the annual meeting of shareholders to be held in 2022.

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

Audit Committee

During the year ended December 31, 2020, the members of our audit committee were Francis W. Chen, Dr. Louis Lange and Kevin F. McLaughlin, and Kevin F. McLaughlin serves as the chair of our audit committee. Our board of directors has determined that he is an “audit committee financial expert” as defined by applicable SEC rules. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. Our audit committee’s responsibilities include:

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

Nominating Committee

During the year ended December 31, 2020, the members of our nominating committee were Francis W. Chen and Kevin F. McLaughlin, and Francis W. Chen serves as the chair of our nominating committee. Our nominating committee’s responsibilities include:

•	identifying individuals qualified to become members of our board of directors;
•	recommending to our board of directors the persons to be nominated for election as directors and to each of our board of directors’ committees;
•	developing and recommending to our board of directors corporate governance principles; and
•	overseeing periodic evaluations of our board of directors.

Remuneration Committee

During the year ended December 31, 2020, the members of our remuneration committee were Dr. Lu Huang (who resigned from our board in December 2020), Dr. Louis Lange, Edward P. Owens and Dr. Eve Slater, and Edward P. Owens serves as the chair of our remuneration committee. Our remuneration committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Our remuneration committee’s responsibilities include:

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

In addition, our offer letters with Dr. Blakey and Dr. Carr provide for the payment of six months’ base salary in the event that we terminate their employment without cause, subject to the execution of a release of claims. Under the letters, cause is defined as one or more of (i) willful malfeasant, dishonest or grossly negligent conduct that relates to us and causes us harm or damage; (ii) a continued breach of conduct required by the invention and non-disclosure agreement, including a material breach of any non-competition, non-solicitation or confidentiality covenant or under any applicable legal principle; (iii) a material breach of duty of loyalty to us; (iv) a commission of an act of fraud, theft, misappropriation or embezzlement; or (iv) a conviction of, or pleading nolo contendere to, a felony or any other crime involving moral turpitude. Severance payments to either of Dr. Blakey or Dr. Carr could be delayed for six months in certain circumstances for compliance with Section 409A of the Internal Revenue Code of 1986, as amended, or the Code.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on the Corporate Governance section of our website, which is located at www.stealthbt.com/investors. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a report on Form 6-K.

D.	Employees.

As of December 31, 2020, we had 29 full-time employees, 15 of whom were primarily engaged in research and development activities and 8 of whom had a Ph.D. or Pharm.D. degree. All of our full-time employees are based in the United States.

Our employees are not represented by any collective bargaining agreements.

E.	Share ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B. — Compensation” and “Item 7.A. —Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders.

The following table sets forth information with respect to the beneficial ownership of the ordinary shares, as of February 28, 2021, except as otherwise noted, by:

•	each of our directors;
•	each of our executive officers;
•	all of our directors and executive officers as a group; and
•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of the ordinary shares.

The percentage ownership calculations are based on a total of 667,399,714 ordinary shares outstanding as of February 28, 2021.

The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, ordinary shares subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of February 28, 2021 are considered outstanding, although such shares subject to options or other rights are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed shareholders is c/o Stealth BioTherapeutics Inc., 140 Kendrick Street, Needham, Massachusetts 02494. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
5% Shareholders
Morningside Venture (I) Investments Limited(1)	543,063,857	74.1%
Executive Officers and Directors
Reenie McCarthy (2)	9,713,934	1.4%
Robert Weiskopf (3)	656,314	*%
Brian D. Blakey, Pharm.D. (4)	2,322,692	*%
James R. Carr, Pharm.D. (5)	1,885,680	*%
Gerald L. Chan, Sc.D. (6)	3,091,621	*%
Francis W. Chen, Ph.D. (7)	391,621	*%
Louis Lange, M.D., Ph.D. (8)	341,100	*%
Kevin F. McLaughlin (9)	391,621	*%
Edward P. Owens (10)	390,579	*%
Eve Slater (11)	59,133	*%
All executive officers and directors as a group (10 persons) (12)	19,244,295	2.9%

*	Less than 1%.
(1)

Based on information set forth in Schedule 13 D/A filed with the SEC on February 17, 2021. Includes (1) 465,713,861 ordinary shares beneficially owned by Morningside Venture (I) Investments Limited or MVIL et al, consisting of (i) 418,960,015 ordinary shares (ii) 46,153,846 ordinary shares upon exercise of warrants (iii) 18,750,000 ordinary shares upon exercise of warrants and (iv) 600,000 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021; (2) 3,255,523 ADSs, representing 39,066,276 ordinary shares, beneficially owned by Season Pioneer Investments Limited, or SPIL; and (3) 1,627,810 ADSs,

representing 19,533,720 ordinary shares, beneficially owned by Equal Talent Investments Limited, or ETIL. Francis Ann Elizabeth Richards, Jill Marie Franklin, Peter Stuart Allenby Edwards and Raymond Long Sing Tang, the directors of MVIL, share voting and dispositive control over the shares held by MVIL. As a result, Ms. Richards, Ms. Franklin, Mr. Edwards and Mr. Tang may be deemed to possess voting and investment control over and may be deemed to have indirect beneficial ownership with respect to, all shares held by MVIL. MVIL is ultimately beneficially owned by a family trust established by Madam Chan Tan Ching Fen. Each of Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Tang disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Tracy Gia Yunn Tsoi is the sole director of SPIL and ETIL and has sole voting and dispositive power with respect to securities held by SPIL and ETIL. SPIL is ultimately wholly beneficially owned by a trust over which Mr. Edwards has sole authority to remove the trustee. ETIL is ultimately wholly beneficially owned by a trust over which Mr. Edwards has sole authority to remove the trustee. Ms. Tsoi disclaims beneficial ownership of the securities owned directly by SPIL and ETIL, except to the extent of her pecuniary interest therein. MVIL, SPIL and ETIL may act together with respect to the voting and disposition of the securities held by such entities. The principal business address for MVIL, SPIL and ETIL is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.

(2)	Consists of 8,493,151 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.
(3)	Consists of 460,065 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.
(4)	Consists of 1,935,569 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.
(5)	Consists of 1,491,077 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.
(6)	Consists of 3,091,621 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.
(7)	Consists of 391,621 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.
(8)	Consists of 341,100 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.
(9)	Consists of 391,621 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.

(10)  Consists of 390,579 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.

(11)	Consists of 59,133 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.

(12)  Consists of 17,045,538 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2021.

See “Item 3.D.—Risk Factors—Risks Related to Ownership of ADSs” for a discussion of MVIL’s controlling interest in the company.

Holdings by U.S. Shareholders

Citibank N.A., or Citibank, is the holder of record for the company’s American Depositary Receipt program, pursuant to which each ADS represents 12 ordinary shares. As of December 31, 2020, Citibank held 174,808,548 million ordinary shares representing 27.5% of the issued share capital held at that date. As of December 31, 2020, we had 14 holders of record with addresses in the United States, and such holders held 2.6% of our outstanding ordinary shares. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

B.	Related party transactions.

Since January 1, 2020, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Private Placement

In April 2020, we entered into an ordinary share purchase agreement with MVIL, pursuant to which we issued and sold to MVIL 152,858,460 ordinary shares at a price of $0.13084 per share, for an aggregate purchase price of $20.0 million.

Development Funding Agreement

In October 2020, we entered into a development funding agreement, or the Development Funding Agreement, with MVIL under which MVIL agreed to provide funding to us to support our efforts to secure regulatory approval of elamipretide. Under the Development Funding Agreement, MVIL paid us $20.0 million upon execution of the agreement and $10.0 million upon the achievement of a milestone in February 2021. MVIL has agreed to pay us up to an additional $5 million upon the achievement of an additional milestone. We are obligated to make success payments to MVIL upon receipt of certain regulatory approvals of elamipretide in certain indications.

Upon execution of the development funding agreement, we issued a warrant to MVIL exercisable for 46,153,846 ordinary shares at an exercise price of $0.13 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s commitment divided by the exercise price. The warrant was immediately exercisable and has a term of three years. Upon MVIL’s payment to us in February 2021, we issued a warrant to MVIL exercisable for 18,750,000 ordinary shares to MVIL, at an exercise price of $0.16 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s milestone funding divided by the exercise price. The warrant was immediately exercisable and has a term of three years.

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

On March 25, 2020, at our Annual General Meeting, our shareholders approved the increase to our authorized share capital from US$225,000 divided into 750,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each to US$360,000 divided into 1,200,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each. Subject to the update set forth in the previous sentence, the information set forth in our prospectus dated April 2, 2020, filed with the SEC on Form F-3, under the headings “Description of Share Capital and Articles of Association—General,” “Description of Share Capital and Articles of Association—Issued Share Capital,” “Description of Share Capital and Articles of Association—Articles of Association,” “Description of Share Capital and Articles of Association—Differences in Corporate Law,” and “Enforcement of Civil Liabilities” is incorporated herein by reference.

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

Based on our estimated gross income and the average value of our gross assets, taking into account the price of our ADSs and the nature of our business, we do not believe that we were a PFIC for our tax year ended December 31, 2020, and do not currently expect to be a PFIC during our tax year ending December 31, 2021. However, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any prior or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are minimally exposed to market risk related to changes in interest rates. As of December 31, 2020, we had cash and cash equivalents of $32.8 million, consisting primarily of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are held in short-term money market funds. We do not believe we are materially at risk to sudden drops in interest rates based on the amounts subject to these potential changes.

Our Term Loan Facility (as defined in Item 5.B. above) has a floating per annum rate equal to the greater of (i) the Wall Street Journal prime rate plus 5.5% or (ii) 9.5%, which exposes us to market interest rate risk when we have outstanding borrowings. As of December 31, 2020, we had $9.0 million of outstanding borrowings under the Term Loan Facility. Assuming our outstanding debt remains constant for an entire year and the applicable annual interest rate increases by 1.0%, our annual interest expense would increase by $0.1 million.

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

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the company’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer (our principal executive officer and principal financial officer). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation of our disclosure controls and procedures as of December 31, 2020, our Chief Executive Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.

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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2020, based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2020, was effective.

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

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Kevin McLaughlin, an independent director and member of the Audit Committee, qualifies as an “audit committee financial expert,” as defined in Item 16A of Form 20-F.

Item 16B. Code of Ethics

We have adopted a written code of business conduct and ethics, that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on the Corporate Governance section of our website, which is located at investor.stealthbt.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a report on Form 6-K.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte & Touche LLP, our independent registered public accounting firm, as well as Deloitte Tax LLP for the periods indicated.

	Year Ended December 31,
	2020	2019
	(in thousands)
Audit fees(1)	$510	$455
Audit-related fees(2)	165	—
Tax fees(3)		15
All other fees	—	—
Total	$675	$470

(1)	Audit fees consist of fees for the audit of our financial statement and fees for accounting consultations.

(2)            Audit-related fees are fees related to services performed in connection with registration statements or other regulatory filings with the SEC, comfort letters, and consents.

(3)	Tax fees consist of fees for professional services with respect to tax advisory services.

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, Deloitte & Touche LLP, including the fees and terms thereof for audit services, audit-related services, tax services and other non-audit services, subject to deminimus exception described in Section 10A(i)(l)(B) of the Exchange Act.

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

Item 18. Financial Statements

Not Applicable

Item 19. Exhibits

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F, dated April 1, 2020)

2.1

Deposit Agreement among the Company, Citibank, N.A., as depositary, and all Owners and Holders of ADSs issued thereunder (incorporated by reference to Exhibit 99.3 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on March 5, 2019)

2.2	Form of American Depository Receipt (included in Exhibit 2.1)

2.3

Description of the Registrant’s Securities pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.3 to the Registrant’s Annual Report on Form 20-F, dated April 1, 2020)

4.1

Warrant Agreement, dated June 30, 2017, by and between the Company and Hercules Capital Inc., as amended and restated on June  7, 2018 (incorporated by reference to Exhibit 4.3 of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission December 28, 2018)

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

4.5	2019 Share Incentive Plan, as amended (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Annual Report on Form 20-F, dated April 1, 2020)

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

4.12

Office Lease Agreement, dated October  31, 2014, by and between the Company and Hines Global REIT Riverside Center, LLC (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission December 28, 2018)

4.13

Amendment Agreement by and between the Company and Danforth Advisors, LLC, dated as of June  13, 2018 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission December 28, 2018)

4.14

Loan and Security Agreement, dated June 30, 2017, by and between the Company and Hercules Capital Inc., as amended on March  12, 2018, July 26, 2018 and October 10, 2018 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 filed with the Securities and Exchange Commission December  28, 2018)

4.15	2019 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission January 30, 2019)

4.16

First Amendment to Lease dated as of January  31, 2019 by and between the Company and Hines Global REIT Riverside Center LLC (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission February 14, 2019)

4.17

Fourth Amendment to Loan and Security Agreement dated as of March 29, 2019, by and between Hercules Capital Inc. and the Company (incorporated by reference to Exhibit 4.19 of our Annual Report on Form 20-F (File No.001-38810) filed on April 4, 2019)

4.18

Fifth Amendment to Loan and Security Agreement dated as July 28, 2020, by and between Hercules Capital Inc and the Company (incorporated by reference to Exhibit 10.1 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on August 6, 2020)

4.19

Development Funding Agreement, dated as of October 30, 2020, by and between the Company and Morningside Venture (I) Investments Limited (incorporated by reference to Exhibit 10.1 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on November 4, 2020)

4.20

Ordinary Share Purchase Warrant, dated as of October 30, 2020, by and between the Company and Morningside Venture (I) Investments Limited (incorporated by reference to Exhibit 10.2 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on November 4, 2020)

4.21*	Sublease Agreement dated September 22, 2020 by and between the Company and PTC Inc

Exhibit Number	Description
4.22	2020 ADS Incentive Plan(incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F, dated April 1, 2020)

4.23	Form of Restricted ADS Unit Award Agreement under 2020 ADS Incentive Plan (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F, dated April 1, 2020)

8.1*	Subsidiaries of the Registrant

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

Stealth BioTherapeutics Corp

Date: April 6, 2021	By:	/s/ Irene P. McCarthy
		Name:	Irene P. McCarthy
		Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements as of December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019 and 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Stealth BioTherapeutics Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Stealth BioTherapeutics Corp and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of operations, convertible preferred shares and shareholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

April 6, 2021

We have served as the Company's auditor since 2014.

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$32,787	$50,768
Prepaid expenses and other current assets	2,253	1,630
Total current assets	35,040	52,398
Property and equipment, net	106	345
Deferred financing costs and other non-current assets	702	—
Total assets	$35,848	$52,743
Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	$3,526	$9,520
Accrued expenses and other current liabilities	7,024	8,495
Accrued interest payable	1,499	1,219
Current portion of debt	9,000	14,716
Total current liabilities	21,049	33,950

Long-term debt, less current portion	—	1,526
Long-term deferred rent, less current portion	16	—
Development derivative liability - related party	25,155	—
Total liabilities	46,220	35,476
Commitments and contingencies (Note 14)
Shareholders’ equity (deficit):
Ordinary shares, $0.0003 par value; 1,200,000,000 shares authorized and 635,092,150 shares issued and outstanding at December 31, 2020; 750,000,000 shares authorized and 436,720,810 shares issued and outstanding at December 31, 2019	191	131
Additional paid-in capital	544,891	515,133
Accumulated deficit	(555,454)	(497,997)
Total shareholders’ equity (deficit)	(10,372)	17,267
Total liabilities and shareholders’ equity (deficit)	$35,848	$52,743

See the accompanying notes to these audited consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2020	2019	2018
Revenue	$—	$21,087	$—
Operating expenses:
Research and development	29,305	44,604	53,062
General and administrative	19,366	22,315	22,217
Total operating expenses	48,671	66,919	75,279
Loss from operations	(48,671)	(45,832)	(75,279)
Other income (expense):
Interest income	139	988	195
Interest expense	(1,808)	(6,666)	(21,357)
Change in valuation of derivative liability	(7,117)	2,782	(684)
Change in valuation of warrant liability	—	(300)	413
Loss on extinguishment of debt	—	(22,700)	—
Total other income (expense), net	(8,786)	(25,896)	(21,433)
Net loss attributable to ordinary shareholders	$(57,457)	$(71,728)	$(96,712)
Net loss per share attributable to ordinary shareholders — basic and diluted	$(0.10)	$(0.19)	$(1.41)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders — basic and diluted	556,169,255	375,669,759	68,476,149

See the accompanying notes to these audited consolidated financial statements

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share amounts)

	SERIES A CONVERTIBLE PREFERRED SHARES		ORDINARY SHARES		ADDITIONAL PAID-IN	ACCUMULATED	TOTAL SHAREHOLDERS’
	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	DEFICIT	EQUITY (DEFICIT)
Balance at December 31, 2017	91,600,398	$211,377	68,474,614	$21	$38,250	$(329,557)	$(291,286)
Exercise of share options	—	—	13,334	—	15	—	15
Share-based compensation expense	—	—	—	—	1,277	—	1,277
Net loss	—	—	—	—		(96,712)	(96,712)
Balance at December 31, 2018	91,600,398	$211,377	68,487,948	$21	$39,542	$(426,269)	$(386,706)
Issuance of ordinary shares from initial public offering, net of underwriting fees and issuance costs of $8,482	—	—	85,058,784	26	76,482	—	76,508
Conversion of convertible preferred shares into ordinary shares	(91,600,398)	(211,377)	91,600,398	27	211,349	—	211,376
Conversion of convertible notes	—	—	175,210,373	52	175,158	—	175,210
Issuance of ordinary shares	—	—	16,304,347	5	8,908	—	8,913
Exercise of share options	—	—	58,960	—	50	—	50
Share-based compensation expense	—	—	—	—	3,244	—	3,244
Reclassification of warrant liability to equity	—	—	—	—	400	—	400
Net loss			—	—	—	(71,728)	(71,728)
Balance at December 31, 2019	—	—	436,720,810	$131	$515,133	$(497,997)	$17,267
Issuance of ordinary shares net of issuance costs of $640	—	—	191,671,812	58	23,204	—	23,262
Ordinary shares issued under the 2020 share incentive plan	—	—	4,495,716	2		—	2
Issuance of commitment shares	—	—	2,203,812	—	368	—	368
Equity-classified warrants	—	—	—	—	1,962	—	1,962
Share-based compensation expense	—	—	—	—	4,224	—	4,224
Net loss			—	—	—	(57,457)	(57,457)
Balance at December 31, 2020	—	—	635,092,150	$191	$544,891	$(555,454)	$(10,372)

See the accompanying notes to these audited consolidated financial statements

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net loss	$(57,457)	$(71,728)	$(96,712)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	232	284	309
Change in fair value of derivative liability	7,117	(2,782)	684
Change in fair value of warrant liability	—	300	(413)
Loss on extinguishment of debt	—	22,700	—
Amortization of debt discount	240	3,006	12,278
Non-cash interest expense	351	1,731	7,070
Share-based compensation	4,224	3,244	1,277
Loss on disposal of asset	43	—	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(622)	1,214	(625)
Accounts payable	(6,140)	(1,503)	3,568
Accrued expenses, accrued interest payable and other current liabilities	(1,527)	(4,450)	486
Net cash used in operating activities	(53,539)	(47,984)	(72,078)
Cash flows from investing activities:
Purchase of property and equipment	(35)	(130)	(12)
Payment for security deposit	(25)	—	—
Net cash used in investing activities	(60)	(130)	(12)
Cash flows from financing activities:
Proceeds from issuance of convertible notes payable to MVIL	—	—	25,000
Proceeds from issuance of convertible notes payable	—	5,000	50,000
Proceeds from term debt issuance	—	—	5,000
Proceeds from issuance of ordinary shares, net of issuance costs	23,437	8,913	—
Proceeds from development funding agreement	20,000	—	—
Proceeds from issuance from the IPO, net of commissions	—	79,105	—
Payment of term debt issuance costs	—	(85)	—
Payment of convertible debt issuance costs	—	—	(56)
Payment of offering costs	(337)	(2,151)	(446)
Principal payments on term debt	(7,482)	(2,805)	(687)
Proceeds from exercise of share options and warrant	—	50	15
Net cash provided by financing activities	35,618	88,027	78,826
Net increase (decrease) in cash and cash equivalents	(17,981)	39,913	6,736
Cash and cash equivalents, beginning of period	50,768	10,855	4,119
Cash and cash equivalents, end of period	$32,787	$50,768	$10,855
Supplemental disclosure of noncash investing and financing activity:
Noncash items:
Commitment shares issued to Lincoln Park	$368	$—	$—
Issuance cost in accounts payable	$147	$—	$—
Fair value of derivatives recorded in connection with the 2018 MVIL Note and 2018 New Investor Notes	$—	$1,256	$35,884
Conversion of convertible preferred shares into ordinary shares	$—	$211,377	$—
Conversion of convertible notes and accrued interest into ordinary shares	$—	$175,210	$—
Reclassification of deferred offering cost to additional paid-in capital		$447	$—
Reclassification of warrant liability to equity	$—	$400	$—
Noncash conversion of accrued interest due to MVIL into new convertible notes payable to MVIL	$—	$—	$2,357
Deferred offering costs included in accrued expenses	$—	$—	$879
Supplemental cash flow information-cash paid for interest	$1,195	$1,918	$1,950

See the accompanying notes to these audited consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

1.	Organization and Operations

The Company

Stealth BioTherapeutics Corp was incorporated in Grand Cayman, Cayman Islands as Stealth Peptides International, Inc. in April 2006. Its wholly owned subsidiary, Stealth BioTherapeutics Inc., was incorporated in Delaware as Stealth Peptides Inc. in October 2007. In addition, a wholly owned subsidiary, Stealth BioTherapeutics (HK) Limited, was incorporated in Hong Kong in September 2017. In May 2018, Stealth BioTherapeutics (Shanghai) Limited was formed as a wholly foreign owned enterprise in China. In 2020, Stealth BioTherapeutics (Shanghai) limited was dissolved. Hereinafter, Stealth BioTherapeutics Corp, Stealth BioTherapeutics Inc., and Stealth BioTherapeutics (HK) Limited are referred to as the “Company.” The Company is a clinical-stage biotechnology company focused on the discovery and development of novel pharmaceutical agents to treat patients suffering from diseases involving mitochondrial dysfunction through its mitochondrial medicine platform. The consolidated financial statements include the assets, liabilities and operating results of the Company and its wholly owned subsidiaries. Since inception, the Company has devoted substantially all of its efforts to research and development, business planning, acquiring operating assets, seeking intellectual property protection for its technology and product candidates, and raising capital.

The Company has entered into numerous debt and equity issuances with Morningside Venture Investments Limited (“MVIL”). As of December 31, 2020, MVIL and certain entities associated with MVIL together held approximately 76.9% of the Company’s outstanding shares. See Notes 8 and 9.

The Company has incurred net losses and negative cash flows from operations in each year since inception and had an accumulated deficit of $555.5 million as of December 31, 2020. The Company has financed its operations to date with proceeds from the issuance of preferred shares, initial public offering (“IPO”), American depositary share (“ADS”) offerings, convertible debt and long-term debt.

On February 20, 2019, the Company closed its IPO, in which it issued and sold 6,500,000 ADS, each representing 12 ordinary shares, for a total of 78,000,000 ordinary shares. The price to the public was $12.00 per ADS. The Company received gross proceeds of $78.0 million from the IPO. On March 4, 2019, the Company issued an additional 588,232 ADSs in connection with the underwriters’ partial exercise of their over-allotment option, pursuant to which the Company raised additional gross proceeds of $7.1 million. Net proceeds received in 2019 after deducting underwriting discounts and commissions of $6.0 million and offering expenses of approximately $2.2 million were $76.9 million. Upon closing of the IPO, all shares of the Company’s outstanding Series A convertible preferred shares (“Series A preferred shares”) automatically converted into 91,600,398 ordinary shares and the outstanding convertible notes payable, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. See Notes 8 and 9 regarding the terms of the convertible notes payable and Series A preferred shares.

Liquidity and Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. Since its inception, the Company has incurred recurring losses, including net losses of $57.5 million for the year ended December 31, 2020. The Company expects to continue to incur operating losses in the foreseeable future.

Management believes that cash and cash equivalents of $32.8 million at December 31, 2020 along with $10.0 million received under the development funding agreement in February 2021 and $4.1 million received from the registered direct offering in February 2021 will not be sufficient to fund its operating expenses for twelve months from the date these annual consolidated financial statements are issued. The Company may seek to obtain financing through equity and debt issuances, collaborative agreements, and grants from government and private sponsors. Because the ability to obtain additional financing is outside of the Company’s control, the foregoing conditions raise substantial doubt in regard to the Company’s ability to continue as a going concern. If the Company is unable to obtain additional funding when needed, or to the extent needed, it may be necessary to scale back operations or halt certain research and development activities, which could prevent the Company from successfully executing on its operating plan. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or liabilities that might be necessary should the Company be unable to continue its operations.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to authoritative GAAP, as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, the Company’s management evaluates its estimates related to, but not limited to, share-based compensation expense, the fair value of derivative liability, the fair value of warrants, recoverability of the Company’s net deferred tax asset-related valuation allowances, and certain prepaid expenses and accrued expenses. The Company bases its estimates on historical experience and other market-specific or other relevant assumptions that it believes to be reasonable under the circumstances. Actual results may differ materially from those estimates or assumptions.

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

Cash Equivalents

Cash equivalents include highly liquid investments maturing within 90 days from the date of purchase. Cash equivalents consist primarily of money market funds at December 31, 2020 and 2019 and are valued at cost, which approximates fair value.

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

Management believes that the carrying amounts of the Company’s cash equivalents, accounts payable and accrued expenses approximate the fair value due to the short term nature of those instruments. The Company has classified these financial instruments as Level I. Cash equivalents as of December 31, 2020 and 2019 were $32.6 million and $50.6 million, respectively.

As of December 31, 2020 and 2019, the Company had a term loan outstanding (see Note 7), the fair value of which is measured using Level 2 inputs. The Company believes that its debt obligations bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value.

As of December 31, 2020 and 2019, the Company had a derivative liability (see Note 3), the fair value of which is measured using Level 3 inputs.

The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2020 and 2019. The change in fair value of the derivative and warrant liability is included in other income (expense).

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

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to the undiscounted expected future cash flows the assets are expected to generate and recognizes an impairment loss equal to the excess of the carrying value over the fair value of the related asset. For the years ended December 31, 2020 and 2019, no impairments have been recorded.

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

Revenue Recognition Policy

Revenues consist mainly of research and development services performed under a contract with a customer. Effective January 1, 2019, the Company adopted ASC 606, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as collaboration arrangements and leases.  Prior to and subsequent to 2019, the Company did not have any revenue-generating arrangements and, therefore, there was no transition impact from the adoption of ASC 606.

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

Alexion terminated the Agreement in January 2020 and, as such, no additional revenue was recognized under the Alexion Arrangement.

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

Share-based Compensation

The Company accounts for share-based compensation awards as compensation expense based on their grant date fair values. For share-based awards granted to employees and non-employees, the Company allocates share-based compensation expense on a straight-line basis over the associated service or vesting period. The Company recognizes compensation expense for the portion of awards that have vested each period. Share-based compensation is classified in the accompanying consolidated statements of operations within research and development or general and administrative operating expenses depending on where the related services are provided.

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

When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized, which is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of December 31, 2020 and 2019, the Company does not have any material uncertain tax positions.

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

Deferred Financing Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred financing costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity (deficit) as a reduction of proceeds generated as a result of the offering. Should a planned equity financing be abandoned, the deferred financing costs would be expensed immediately as a charge to operating expenses in the consolidated statement of operations.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance most significantly impacts lessee accounting and disclosures but also requires enhanced disclosures for lessors. The guidance requires lessees to identify arrangements that should be accounted for as leases. For lease arrangements exceeding a 12-month term, a right-of-use asset and lease obligation is recorded by the lessee for all leases, whether operating or financing, while the statement of operations reflects lease expense for operating leases and amortization and interest expense for financing leases. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The Company will adopt the new standard effective January 1, 2023. The Company believes the adoption of this standard will not have a material impact on its consolidated financial statements and related disclosures.

Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), a new revenue recognition standard which amends revenue recognition principles and provides a single, comprehensive set of criteria for revenue recognition within and across all industries. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. The Company adopted the new accounting standard effective January 1, 2019. Prior and subsequent to 2019, the Company did not have any revenue-generating arrangements and, therefore, there was no transition impact from the adoption of ASC 606.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU No. 2018-07”). These amendments expand the scope of Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity—Equity-Based Payments to Non-Employees. The Company adopted the standard effective January 1, 2020, this new standard did not have a material impact on the Company’s consolidated financial statements and related disclosures.

  In August 2018, the FASB issued ASU 2018-13, Changes to Disclosure Requirements for Fair Value Measurements, which will improve the effectiveness of disclosure requirements for recurring and nonrecurring fair value measurements. The standard removes, modifies and adds certain disclosure requirements. The Company adopted the new accounting standard effective January 1, 2020 and this new standard did not have a material impact on the Company’s consolidated financial statements.

3.	Fair Value of Financial Assets and Liabilities

Fair Value Hierarchy

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2020 and December 31, 2019 (in thousands):

	Fair Value Measurements as of December 31, 2020 using:
	Level 1	Level 2	Level 3	Total
Assets:
Short-term money market funds	$32,643	$—	$—	$32,643
Total financial assets	$32,643	$—	$—	$32,643
Liabilities:
Derivative liability- related party	$—	$—	$25,155	$25,155
Total financial liabilities	$—	$—	$25,155	$25,155

	Fair Value Measurements as of December 31, 2019 using:
	Level 1	Level 2	Level 3	Total
Assets:
Short-term money market funds	$50,622	$—	$—	$50,622
Total financial assets	$50,622	$—	$—	$50,622

As of December 31, 2020, and 2019, the carrying amounts of cash, accounts payable, and accrued expenses approximated their estimated fair values because of the short-term nature of these financial instruments. The Company’s cash equivalents, which are in money market funds, are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices as of December 31, 2020 and 2019.

As of December 31, 2020 and 2019, the outstanding debt from the Term Loan (Note 7) bears interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value.

There have been no transfers between fair value measure levels during the years ended December 31, 2020 and 2019.

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

The following table presents the Warrant liability measured at fair value using unobservable inputs (Level 3) as of the year ended December 31, 2019 (in thousands):

Fair value at January 1, 2019	$100
Change in fair value of warrant liability	300
Reclassification of warrant liability	(400)
Fair value at December 31, 2019	$-

Derivative Liability – Note Purchase Agreements

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

The following table presents the Derivative Liability measured at fair value using Level 3 inputs as of the year ended December 31, 2019 (in thousands):

Fair value at January 1, 2019	$36,567
Issuance of debt	1,256
Change in fair value of derivative liability	(2,782)
Conversion of debt- derivative liability	(35,041)
Fair value at December 31, 2019	$—

Development Derivative Liability

On October 30, 2020, the Company entered into a development funding agreement (“Development Agreement”) with MVIL under which MVIL agreed to provide funding to us to support our efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of Barth syndrome (“Barth”), geographic atrophy, an advanced form of dry-age related macular degeneration (“dry AMD”), Friedreich’s ataxia (“FRDA”), Duchenne cardiomyopathy (“DMDC”), Leber’s hereditary optic neuropathy (“LHON”) and mitochondrial replisome-related disorders, which we collectively refer to as the Designated Indications.

Under the Development Agreement, MVIL has paid $20.0 million to the Company upon execution of the Agreement, and in February 2021 paid $10.0 million to the Company upon completing enrollment of its ReCLAIM 2 Phase 2 clinical trial of elamipretide for the treatment of dry AMD (the “Tranche 2 Milestone Event’). MVIL has also agreed to pay $5.0 million within 15 days of the submission by the Company of a new drug application to the U.S. Food and Drug Administration (the “FDA”) for elamipretide for the treatment of Barth (the “Tranche 3 Milestone Event”). Upon receipt of funding for each Tranche 2 Milestone Event and Tranche 3 Milestone Event, the Company is required to issue a warrant exercisable for ordinary shares at an exercise price that is 115% of  the implied price of the Company’s ordinary shares on the date of issuance, with such number of ordinary shares being equal to the quotient of 30% of the amount of each funding received divided by the exercise price (“Future Warrants”).

Prior to the occurrence of the Tranche 3 Milestone Event, the Company may agree to add additional investors to the Agreement (each, an “Additional Investor”, and any such Additional Investors together with MVIL, the “Investors”), subject to the prior written consent of MVIL. The commitment from each such Additional Investor will be on the same terms and subject to the same conditions as the initial commitments, and, together with the commitment from MVIL, the aggregate commitments of the Investors will not exceed $70.0 million without the consent of MVIL.

In addition, upon the mutual agreement of the Company and the Investors, at any time after the Company receives positive data from a clinical trial in a Designated Indication, the Company may request that the Investors make additional commitments of up to an additional $35.0 million in the aggregate. Each Investor may agree to fund such commitment or not at its sole discretion.

The Company is required to make success payments to the Investors (“Success Payments”) upon receipt of an approval of elamipretide (a “Regulatory Approval”) of a NDA by the FDA or a marketing authorization application by the European Medicines Agency (the “EMA”) for the treatment of (i) dry AMD (a “Common Approval”) and (ii) Barth, FRDA, DMDC, replisome-related disorders or LHON (each, an “Orphan Approval”), subject to certain adjustments with most payments due in the 5th through 7th year following regulatory approval. No payments are owed should regulatory approval not be achieved for elamipretide in the designated indications.

If the first Regulatory Approval is an Orphan Approval, the Company will pay Success Payments of $2 million upon approval and then an additional $158 million in the aggregate in seven additional annual payments. All Success Payments will be proportionately adjusted in the event that the actual funding received by the Company from Investors is lower or greater than $70.0 million including as a result of the payment of the Additional Funding. If the first Regulatory Approval is a Common Approval, or upon a second regulatory approval (whether a Common Approval or an Orphan Approval), the Company will make total Success Payments reflecting a 27% internal rate of return over a seven-year term following such approval.

If the Company’s board of directors determines to seek a Regulatory Approval from both the FDA and EMA, then 66% of each applicable Success Payment will be due upon Regulatory Approval by the FDA and each applicable anniversary thereof and 34% of each applicable Success Payment will be due upon Regulatory Approval by the EMA and each applicable anniversary thereof.

In addition, the Company has agreed that its obligations to the Investors under the Development Agreement will be subordinated to its existing indebtedness owed to Hercules Capital, Inc. (“Hercules”) under the Company’s Loan and Security Agreement, as amended (Note 7). The Company, Hercules and the Investors have entered in a customary subordination agreement.

Upon execution of the Development Agreement, the Company issued a warrant to MVIL exercisable for 46,153,846 ordinary shares (“Initial Warrant”) at an exercise price of $0.13 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s commitment divided by the exercise price. The warrant was immediately exercisable and has a term of three years.

The Development Agreement is presented as a derivative liability on the consolidated balance sheet as of December 31, 2020. The Success Payments feature in the Development Agreement meets the criteria for derivative accounting as it the has multiple underlying, payment provisions, nominal initial net investment and a net settlement provision.  The Development Agreement also includes provisions that allow for the issuance of Future Warrants upon receipt of additional funding. At inception, the Future Warrants were not considered “fixed-for-fixed” as the exercise price and number of ordinary shares are dependent on the date and share price at the date of the issuance. As such the Future Warrants were deemed to be liability classified. The Development Agreement and the Future Warrants are considered to be a hybrid instrument recorded as the development derivative liability on our consolidated balance sheets.

At the inception of the arrangement, the Company identified two units of account (i) the Initial Warrant and (ii) derivative liability, which included the Success Payments feature and the Future WarrantsThe development derivative liability was initially recorded at the value of the $18.1 million, the estimated fair value at inception of the arrangement, and is remeasured at fair value at each reporting date. The remaining amount of $1.9 million of the initial cash received of $20.0 million, was attributed to the Initial Warrants, which met the criteria for equity classification.

The development derivative liability is considered a level 3 fair value measurement, as it is dependent upon significant unobservable inputs. The derivative is valued using a scenario-based discounted cash flow method, whereby each scenario makes assumptions regarding the probability and timing of cash flows, and the present value of cash flows is determined using a risk-adjusted discount rate. The fair value of the  Future Warrants was estimated as of the inception of the agreement and as of December 31, 2020, using the Black Scholes Merton valuation model, with the following ranges of assumptions: volatility of 80.36% - 80.76%, simulated share price of $0.11 based on a Monte Carlo model,  risk-free rate of 0.17% - 0.19%, a term of 3 years and 9.6%- 10.5% discount for lack of marketability. Key inputs to the level 3 fair value model at inception and as of the reporting date include (i) the probability (100%) and timing of achieving stated development milestones to receive the next tranches of funding and the related issuance of Future Warrants upon receipt of the respective tranches of funding (ii) the probability and timing of achieving FDA and EMA approval of the designated indications, and (iii) the Company’s implied cost of borrowing (18.7% at inception and 16.6% as of reporting period).

The Initial Warrant met the criteria for equity classification and were recognized as a component of additional paid in capital and was not remeasured. The Initial Warrant of $1.9 million was represents the fair value at inception using a Black Scholes Merton model with the following assumptions: volatility of 80.76%, share price of $0.11, risk-free rate of 0.19%, a term of 3 years and 10.5% discount for lack of marketability.

The development derivative liability was remeasured at fair value on December 31, 2020 as a level 3 financial instrument, with the total change in valuation of the development derivative liability of $7.1 million recorded as a loss for the year ended December 31, 2020 on the consolidated income statement.

4.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31,
	2020	2019
Research and development	$357	$387
Prepaid insurance	1,378	280
Other	518	963
Total	$2,253	$1,630

5.	Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	As of December 31,
	2020	2019
Computer equipment and software	$116	$373
Furniture, fixtures and other	147	768
Laboratory equipment	289	377
Leasehold improvements	16	449
	568	1,967
Accumulated depreciation	(462)	(1,622)
Property and equipment, net	$106	$345

Depreciation expense was $0.2 million for the year ended December 31, 2020 and $0.3 million for each of the years ended December 31, 2019 and 2018.

6.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	As of December 31,
	2020	2019
Research and development	$3,098	$3,403
Employee compensation costs	2,983	2,020
Consulting and professional services	647	2,252
Legal expenses	245	651
Deferred rent	6	72
Other	45	97
Total	$7,024	$8,495

7.	Debt

Term Loan

In June 2017, the Company entered into a Loan and Security Agreement (the “LSA”) with a lender that permitted the Company to borrow up to an aggregate principal amount of $40.0 million through a multiple tranche term loan (the “Term Loan”). The tranche advances are based on the Company achieving certain performance milestones as defined in the LSA. Upon closing of the Term Loan, the Company drew the first tranche less expenses, which resulted in net proceeds of $12.1 million. In September 2017, the Company drew the second tranche advance of $2.5 million upon achieving the first milestone. In March 2018, the Company drew the third tranche advance of $5.0 million upon achieving a second milestone, bringing the total gross amount borrowed to $20.0 million as of December 31, 2020.

The Term Loan included a $0.2 million facility charge, which was paid to the lender on the closing date. The Company paid a $30,000 due diligence fee prior to the Term Loan closing, and the Company incurred additional cash expenses of $0.4 million related to the Term Loan. These three amounts were all recorded as a debt discount and are being amortized as interest expense using the effective interest method over the life of the Term Loan. The Term Loan also includes an end of term charge equal to 5% of the aggregate principal amount of all advances. The end of term charge is being accrued and recorded to interest expense over the life of the Term Loan using the effective interest method.

The Term Loan bears interest at the greater of (i) the prime rate plus 5.5% or (ii) 9.5%. As of December 31, 2020, the interest rate was 9.5%. Interest accrues from the closing date and interest payments are due monthly in arrears on the first of the month. In 2017, under the terms of the LSA, payments were interest only for the first twelve months after closing followed by a 30-month amortization period of principal and interest payments that were scheduled to begin on August 1, 2018 and continue through the scheduled initial maturity date of January 1, 2021. During 2018, the Term Loan was amended to, among other things, postpone the principal payments to December 1, 2018. In March 2019, the Term Loan was amended to postpone principal payments to October 1, 2019. These amendments to the Term Loan were accounted for as a debt modification. For consideration of the amendments, the Company agreed to pay an additional end of term charge of $0.3 million at maturity which is being accrued and recorded to interest expense over the life of the loan using the effective interest method. In October 2019, subsequent to the October principal payment, the principal payments on the Term Loan were deferred to February 1, 2020, based on achievement of certain performance milestones. In July 2020, subsequent to the July principal payment, the Term Loan was amended to defer the principal payments until March 1, 2021 and extend the maturity date from January 1, 2021 to July 1, 2021. For consideration of the amendments, the Company agreed to pay an additional end of term charge of $0.2 million at maturity which is being accrued and recorded to interest expense over the life of the loan using the effective interest method. As of December 31, 2020, the total end of term charge was $1.5 million.

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

As consideration for the Term Loan, the Company and the lender entered into a warrant agreement pursuant to which the lender, as Warrant holder, has the right to purchase a quantity of shares equal to the quotient derived by dividing (a) the Warrant coverage by (b) the exercise price. Warrant coverage means the greater of (a) $312,500 plus 2.5% of future tranche advances in the event all or part of the tranches are funded or (b) $375,000. The exercise price is (a) the purchase price of Series A preferred shares, $2.30769 per share, or (b) the price per share paid in the next equity round of financing of ordinary shares or preferred shares, which results in aggregate gross proceeds of at least $30 million. Upon the closing of the IPO, the Warrant became exercisable for 500,000 ordinary shares at an exercise price of $1.00 per ordinary share. The Warrant was exercisable beginning in June 2017, in whole or in part, and expires in ten years. The Warrant was originally recorded as a liability and a discount to the debt and was being amortized through interest expense using the effective interest rate method over the remaining term of the Term Loan. Upon the completion of the IPO, the Warrant met the criteria for equity classification as it was indexed to the Company’s shares and as such was reclassified to an equity instrument and was included in additional paid-in capital. See Note 3 for fair value considerations and disclosures.

In addition, the lender can declare a material adverse effect while monitoring our business, operations, properties, assets or financial condition. A material adverse effect is considered an event of default under the LSA. In the event of default, repayment of amounts due under the Loan may be accelerated by the lender.

Future principal payments under the Loan as of December 31, 2020 are as follows (in thousands):

2021	$9,027
Total future principal payments	9,027
Less unamortized debt discount	(27)
Total balance, balance sheet	$9,000
Term loan- current portion	$9,000

Interest expense related to the Loan for the year ended December 31, 2020, 2019 and 2018 was $1.8 million, $2.7 million and $2.9 million, respectively. Accrued interest as of December 31, 2020 and 2019 was $1.5 million and $1.2 million, respectively.

8.	Convertible Notes Payable

Upon the closing of the IPO, the outstanding convertible notes payable referenced above, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. Interest expense relating to the convertible notes referenced above for the year ended December 31, 2019 and 2018 was $1.3 million and $6.6 million, respectively.

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

Upon the closing of the IPO in February 2019, all shares of the Company’s outstanding Series A preferred shares automatically converted into 91,600,398 ordinary shares. At December 31, 2020 and 2019, the Company has no Series A convertible preferred shares authorized or outstanding.

10.	Shareholders’ Equity

Ordinary Shares

At December 31, 2020 and 2019, 1,200,000,000 and 750,000,000 ordinary shares, $0.0003 par value, were authorized for issuance, and 635,092,150 and 436,720,810 ordinary shares were issued and outstanding, respectively.

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

The Company has reserved for future issuance the following number of ordinary shares as of December 31, 2020:

2019 Share Incentive Plan, As Amended	55,898,342
2020 ADS Plan	20,504,280
Employee Share Purchase Plan	8,339,773
Ordinary share warrants issued to MVIL- related party	46,153,846
Ordinary share warrant- Term Loan Issuance	500,000
Total	131,396,241

On April 10, 2020,  the Company entered into an ordinary share purchase agreement (the “Purchase Agreement”), pursuant to which the Company issued and sold to MVIL 152,858,460 ordinary shares, par value $0.0003 per share (the “Shares”), at a price of $0.13084 per share, for an aggregate purchase price of $20.0 million.

Lincoln Park Capital

On June 2, 2020, the Company entered into a $20.0 million purchase agreement (the “LPC Purchase Agreement”), together with a registration rights agreement with Lincoln Park Capital Fund, LLC ( “LPC”). Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $20.0 million in shares of the Company’s ordinary shares, subject to certain limitations, from time to time, over the 36-month period commencing on June 22, 2020.

The purchase price of the Ordinary Shares purchased by LPC under the LPC Purchase Agreement will be derived from prevailing market prices of the Company’s ADSs immediately preceding the time of sale. The Company may direct LPC, at its sole discretion and subject to certain conditions, to purchase up to 900,000 Ordinary Shares on any business day on which the closing sale price of the Company’s ADSs is not below $1.00 per ADS (such purchases, a “Regular Purchase”). The maximum number of Ordinary Shares that the Company may direct LPC to purchase in any single Regular Purchase under the Purchase Agreement increases, up to a maximum of 1,800,000 Ordinary Shares, if on the purchase date for such Regular Purchase the closing sale price of the Company’s ADSs is above certain threshold prices set forth in the LPC Purchase Agreement, provided that LPC’s total purchase obligation under any single Regular Purchase shall not exceed $2,000,000.

 Sales of shares of ordinary shares to LPC under the LPC Purchase Agreement are limited to no more than the number of shares that would result in the beneficial ownership by Lincoln Park and its affiliates, at any single point in time of more than 4.99% of the outstanding Ordinary Shares. Furthermore, under applicable rules of The Nasdaq Global Market, in no event may the Company issue or sell to LPC under the Purchase Agreement more than 19.99% of the Ordinary Shares outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”), unless (i) the Company obtains shareholder approval to issue Ordinary Shares in excess of the Exchange Cap or (ii) the average price of ADSs that represent the equivalent of all applicable sales of Ordinary Shares to LPC under the Purchase Agreement equals or exceeds $1.9674 per share, such that the transactions contemplated by the Purchase Agreement are exempt from the Exchange Cap limitation under applicable Nasdaq rules.

The LPC Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification and termination provisions by, between and for the benefit of the parties. The Company agreed with LPC that it will not enter into any “variable rate” transactions with any third party for a period defined in the LPC Purchase Agreement. LPC has agreed not to cause or engage in any direct or indirect short selling or hedging of the Company’s ADSs. The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty.

Upon the execution of the LPC Purchase Agreement, the Company issued 2,203,812 shares of its ordinary shares as commitment shares in accordance with the closing conditions contained within the LPC Purchase Agreement. The commitment shares were valued using the closing price of the Company’s ADSs on the effective date of the LPC Purchase Agreement resulting in a fair market value of approximately $0.4 million. The fair market value of the commitment shares as well as other issuance costs associated with the LPC Purchase Agreement totaled $0.7 million. These issuance costs are classified as prepaid expenses and other current assets in the accompanying consolidated balance sheet. As shares of ordinary shares are sold in accordance with the LPC Purchase Agreement, the issuance costs, including the fair value of the commitment shares, will be reclassified to additional paid-in capital on the Company’s consolidated balance sheet.

As of December 31, 2020, pursuant to the LPC Purchase Agreement a total of 4,680,000 ordinary shares were sold to LPC for net proceeds totaling $0.7 million. Additionally, as consideration for entering into the Purchase Agreement, the Company paid LPC a commitment fee of 2,203,812 ordinary shares.

At the Market Offering

 On August 6, 2020, The Company and H.C. Wainwright & Co., LLC ( “Wainwright” ) entered into an At The Market Offering ( “ATM”) Agreement pursuant to which the Company may offer and sell, from time to time, through Wainwright, ADSs, each representing 12 ordinary shares, with a nominal or par value of $0.0003 per share. Any such sales would be effective pursuant to the Company’s registration statement on Form F-3 (“Shelf Registration”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2020. The Company has no obligation to sell any ADSs  pursuant to the agreement and may at any time suspend sales pursuant to the agreement. Each party may terminate the agreement at any time without liability. The ATM was suspended in November 2020. As of December 31, 2020, the Company has not sold any shares under the ATM.

Development Agreement

On October 30, 2020,  pursuant to the Development Agreement, the Company issued a warrant to MVIL exercisable for 46,153,846 ordinary shares at an exercise price of $0.13 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s initial funding divided by the exercise price. The warrant was immediately exercisable and has a term of three years.

Registered Public Offering

On November 19, 2020, the Company entered into a Securities Purchase Agreement with certain institutional investors for a registered public offering (the “Offering”) of an aggregate of 2,844,446 ADS or 34,133,352 ordinary shares. The offering price to the public was $1.125 per ADS. The Offering closed on November 24, 2020.

The Company’s net proceeds from the Offering, after deducting placement agent fees and other offering expenses payable by the Company was $2.6 million.

Sales of ADSs under the Security Purchase Agreement were made pursuant to the Company’s Shelf Registration, and a related prospectus supplement filed with the SEC on November 20, 2020.

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

          On January 1, 2020, 17,468,832 ordinary shares were added to the  2019 Plan pursuant to the Evergreen Provision. In March 2020, upon shareholder approval the 2019 Plan was amended ( “Amended 2019 Plan”) and the number of shares reserved under the plan was reduced by 24,999,996 shares, as those shares are now reserved under the 2020 ADS incentive plan (“2020 ADS Plan”). The Amended 2019 Plan provides for the grant of shares or other awards to employees, directors, advisors and consultants for the purchase of up to 55,898,342 ordinary shares. Share options vest over varying schedules as determined by the Company’s board of directors and typically expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the Amended 2019 Plan.

In March 2020, upon shareholder approval, the Company adopted the 2020 ADS Plan to provide for grants of restricted ADSs, restricted ADS units and other ADS-based awards. The 2020 ADS Plan provides for the grant of ADS-based awards to employees, directors, advisors and consultants of up to 24,999,996 ordinary shares.

At December 31, 2020, there were 10,938,405 ordinary shares available for future grant under the Amended 2019 Plan and 5,490,984 ordinary shares available for future grant under the 2020 ADS Plan.

The fair value of each share option granted to employees and directors was estimated on the date of grant using the following assumptions:

	Year Ended December 31,
	2020	2019	2018
Risk free interest rate	0.28% - 1.38%	1.43% - 2.61%	2.65% - 3.12%
Expected dividend yield	—	—	—
Expected term (in years)	4.6 - 7.0	5.4 - 6.4	6.0
Expected volatility	74% - 82%	55% - 58%	59%

The following table summarizes share option plan activity for the year ended December 31, 2020:

	Number of Ordinary Shares	Weighted- Average Exercise Price	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	36,126,371	$0.99		$—
Granted	17,560,640	$0.18
Exercised	—
Cancelled or forfeited	(8,727,073)	$0.90
Outstanding at December 31, 2020	44,959,938	$0.69	7.5	$11,650
Exercisable at December 31, 2020	22,098,025	$0.88	6.2	$243
Vested and expected to vest at December 31, 2020	41,278,692	$0.70	7.4	$8,308

The weighted average grant date fair value per share for awards granted during the year ended December 31, 2020, 2019 and 2018, was $0.12, $0.53 and $0.82, respectively.

The following table summarizes restricted share unit activity for the 2020 ADS Plan for the year ended December 31, 2020 (in ordinary shares):

	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested at December 31, 2019	—	$—
Granted	20,986,488	$0.11
Vested and released	(4,495,716)	$0.11
Cancelled or forfeited	(1,477,476)	$0.11
Non-vested as of December 31, 2020	15,013,296	$0.11

The fair value of restricted share units is measured using the ordinary share price on the date of grant and share-based compensation expense for the restricted share units is recorded ratably over their vesting period. The total fair value of restricted share units vested during the year ended December 31, 2020 was approximately $0.7 million.

Total share-based compensation expense is as follows (in thousands):

	Year Ended December 31,
	2020	2019	2018
Research and development	$1,171	$1,195	$603
General and administrative	3,053	2,049	674
Total	$4,224	$3,244	$1,277

As of December 31, 2020, total unrecognized compensation expense related to non-vested share options, net of related forfeiture estimates, was $4.9 million and $1.2 million  for non-vested restricted share units, net of related forfeitures estimates. The Company expects to recognize its remaining unrecognized share-based compensation expense over a weighted-average period of approximately 2.26 years for non-vested option and approximately 1.6 years for non-vested restricted share units.

12.	401(k) Savings Plan

In 2014, the Company adopted a tax-qualified employee savings and retirement 401(k) Plan, covering all qualified employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. The Company contributes up to 3% of an employee’s annual salary, within statutory limits. During the years ended December 31, 2020, 2019 and 2018, the Company contributed $0.2 million, $0.4 million and $0.3 million, respectively.

13.	License Agreements

In 2006, the Company entered into a license agreement, as amended, with Cornell Research Foundation, Inc. (“Cornell”) and a research institute (collectively “licensor”) for certain intellectual property rights and, subsequently, entered into four additional license agreements with Cornell. Under the terms of the original license agreement, the Company issued an aggregate of 666,667 ordinary shares to Cornell between 2006 and 2009. The Company has also paid an upfront license fee of  $60,000 and annual fees of approximately $60,000. The Company is also required to pay royalties on the commercial sale of products that result from the licensed intellectual property, as well as a percentage of any sublicensing revenue. Subject to specified reductions and royalty offset, such royalties are calculated as a tiered, low-to-mid single digit percentage of net sales of licensed products under each of the license agreements, except that for licensed products under the original agreement, such royalties are calculated as a tiered, low single-digit to sub-teen percentage of net sales, depending on patent coverage, amount of net sales and type of licensed product. Under this license agreement, the Company was required to commercialize a product by the date specified in the respective agreement, which with respect to the original Cornell agreement was December 31, 2020. The licensor may terminate the license, subject to specified exceptions for causes due to scientific, regulatory, and other events over which the Company cannot exert direct control. The Company believes that failure to commercialize is subject to the named exceptions, and to date has not received any notice of termination from the licensor. Any actual terminations of the license would be subject to cure periods and appeals before taking effect.

14.	Commitments and Contingencies

Lease commitments

On November 2020, the Company entered into a new two-year sublease arrangement for a facility in Needham, Massachusetts. The Company has accounted for the current lease as an operating lease. The expense is being recorded on a straight-line basis over the term of the lease. Incentives received from the landlord related to the operating lease are recorded as deferred rent. The rent expense was $0.7 million for year ended December 31, 2020 and $0.6 million for each of the years ended December 31, 2019 and 2018. As of December 31, 2020 and 2019, the Company recorded deferred rent of $22,060 and $ 72,579 , respectively, which is included in accrued expenses and other current liabilities and long-term deferred rent on the accompanying consolidated balance sheet.

Future minimum payments payable under all operating leases as of December 31, 2020 are as follows (in thousands):

Year Ending December 31,
2021	$139
2022	126
Total minimum lease payments	$265

15.	Income Taxes

As a Cayman Islands entity, Stealth BioTherapeutics Corp is not currently subject to taxation. Stealth BioTherapeutics Inc. is subject to U.S. income tax and certain state income taxes.

The following table presents domestic and foreign components of loss before income tax benefit for the periods presented (in thousands):

	Year Ended December 31,
	2020	2019	2018
U.S.	$5,868	$3,633	$3,116
Non-U.S.	51,589	68,095	93,596
Loss before income tax benefit	$57,457	$71,728	$96,712

A reconciliation setting forth the differences between the Company’s effective tax rate and the U.S. statutory tax rate is as follows (in thousands):

	Year Ended December 31,
	2020	2019	2018
Income tax benefit at federal statutory rate	$1,232	$763	$654
State and local income taxes net of federal tax benefit	787	247	522
Federal credits	1,210	2,454	1,267
Federal rate change	—	—	—
Nondeductible/nontaxable permanent items	4	(89)	77
Share based compensation benefit and other	1,644	—	(56)
Change in valuation allowance	(4,877)	(3,376)	(2,464)
Income tax benefit	$—	$—	$—
Effective tax rate	0.0%	0.0%	0.0%

The significant components of the Company’s deferred tax assets are as follows (in thousands):

	Year Ended December 31,
	2020	2019
Deferred tax assets:
Federal and state net operating loss carryforwards	$1,012	$832
Credits	8,903	7,522
Deferred rent	6	17
Other accrued liabilities	509	84
Depreciation	5	47
Share based compensation	2,336	—
Deferred interest	1,871	1,264
Total deferred tax assets	14,642	9,766
Deferred tax liabilities:
Other accrued liabilities	—	—
Depreciation	—	—
Total deferred tax liabilities	—	—
Valuation allowance	14,642	9,766
Net deferred tax liability	$—	$—

As of December 31, 2020, Stealth BioTherapeutics Inc. had federal and state net operating loss carryforwards of $4.1 million and $2.3 million, respectively. The net operating loss carryforwards expire at various dates beginning in 2034 through 2040 for U.S. and state tax purposes. As of December 31, 2020, the Company had federal and state research and development credit carryforwards of approximately $4.5 million and $1.8 million, respectively, which, if unused, will expire in years 2035 through 2040 (federal) and 2030 through 2035 (state). As of December 31, 2020, the Company also had an orphan drug credit of $2.9 million, which, if unused, will expire in year 2037 through 2040.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. As of December 31, 2020, the Company maintains a full valuation allowance for its deferred tax assets due to uncertainty regarding their realization. Adjustments could be required in the future if the Company estimates that the amount of deferred tax assets to be realized is more or less than the net amount the Company has recorded. The valuation allowance increased $4.9 million and $3.4 million during the years ended December 31, 2020 and 2019, respectively, due primarily to the generation of net operating losses during the period and the recognition of potential research and development tax credits.

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

The Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was enacted in the United States on March 27, 2020. While the CARES Act provides extensive tax changes in response to the COVID-19 pandemic, the provisions are not expected to have a significant impact on the Company’s financial results.

16.	Net Loss Per Share Attributable to Ordinary Shareholders

Basic and diluted net loss per ordinary share are calculated as follows (in thousands, other than share and per share data):

	Year Ended December 31,
	2020	2019	2018
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	$(57,457)	$(71,728)	$(96,712)
Denominator:
Weighted-average ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	556,169,255	375,669,759	68,476,149
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.10)	$(0.19)	$(1.41)

The following ordinary share equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the periods presented, as their effect is anti-dilutive:

	Year Ended December 31,
	2020	2019	2018
Series A preferred shares	—	—	91,600,398
Series A preferred shares warrants	—	—	216,667
Ordinary share warrants- Term Loan issuance	500,000	500,000	—
Ordinary share warrants issued to MVIL- related party	46,153,846	—	—
2020 Restricted share units (in ordinary shares)	15,013,296	—	—
Outstanding share options	44,959,938	36,126,371	15,871,228
Total	106,627,080	36,626,371	107,688,293

17.	Related Party

For the years ended December 31, 2020, 2019 and 2018, the Company paid $0, $0.1 million and $0.2 million, respectively, for consulting services provided by an entity affiliated with its former interim Chief Financial Officer.

Except as disclosed elsewhere in the notes to the accompanying consolidated financial statements, there were no other material transactions with related parties.

18.	Subsequent Events

In February 2021, in accordance with the Development Agreement, the Company received a milestone payment of $10.0 million upon completion of enrollment for the ReCLAIM-2 Phase 2 clinical trial of elamipretide for the treatment of dry AMD. Pursuant to the Development Agreement, the Company issued warrants exercisable for 18,750,000 ordinary shares to MVIL, at an exercise price of $0.16 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s milestone funding divided by the exercise price. The warrant was immediately exercisable and has a term of three years.

On February 9, 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors for a registered public offering (the “2021 Offering”) of an aggregate of 2,339,000 ADSs or 28,068,000 ordinary shares. The offering price to the public was $2.00 per ADS. The 2021 Offering closed on February 11, 2021. The Company’s net proceeds from the Offering, after deducting placement agent fees and other estimated offering expenses payable by the Company were approximately $4.1 million. Sales of ADSs under the Security Purchase Agreement were made pursuant to the Company’s Shelf Registration, and a related prospectus supplement was filed with the SEC on February 11, 2021.

Except as disclosed above and elsewhere in the notes to the accompanying consolidated financial statements, the Company has concluded that no further subsequent events have occurred that require disclosure.