Form 20-F
period 2021-12-31
Stealth BioTherapeutics Corp
filed 2022-04-07
CIK 1696396

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

One Nexus way, Camana Bay

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. 712,131,058 ordinary shares, $0.0003 par value per share.

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

ii

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
•
“ADSs” refers to the American depositary shares, each of which represents 12 ordinary shares;
•
“ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;
•
unless otherwise indicated, all historical share and per-share data contained in this annual report on Form 20-F have been restated to give retroactive effect to a three-for-one reverse share split that became effective on December 28, 2018.

This annual report on Form 20-F includes our audited consolidated statements of operations for the years ended December 31, 2021, 2020 and 2019 and audited consolidated balance sheets as of December 31, 2021 and 2020.

Our ADSs are listed on The Nasdaq Global Market under the symbol “MITO”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D.—Risk Factors,” “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The words “anticipate,” “expect,” “hope,” “plan,” “potential,” “possible,” “will,” “believe,” “estimate,” “intend,” “may,” “predict,” “project,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make as a result of known and unknown risks, uncertainties and other important factors, including but not limited to the following:

•
our plans to develop and commercialize elamipretide, SBT-272, SBT-550 series, and our other product candidates, and to identify additional product candidates;
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

RISK FACTOR SUMMARY

Our business is subject to a number of risks that if realized could materially affect our business, financial condition, results of operations, cash flows and access to liquidity. These risks are discussed more fully in Part I, Item 3D. “Risk Factors” of this Annual Report on Form 20-F. Our principal risks include the following:

•
We will need substantial additional funding. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate our research and drug development programs or commercialization efforts. If we do raise additional capital, it may cause dilution to our shareholders.
•
Based on our cash balances, recurring losses and our projected spending in 2022, there is a substantial doubt about our ability to continue as a going concern.
•
We have incurred significant losses since inception. We expect to incur losses for the foreseeable future and may never achieve or maintain profitability. As of December 31, 2021, we had an accumulated deficit of $608.0 million.
•
We depend heavily on the success of our clinical product candidates, and we cannot be certain that we will receive regulatory approval for any of our product candidates or if we will successfully commercialize any of our product candidates even if we receive such regulatory approval. If the U.S. Food and Drug Administration does not accept or approve our NDAs for our most advanced product candidates, it may require that we conduct additional clinical, nonclinical or manufacturing validation studies and submit that data before it will reconsider our applications.
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

Morningside Venture (I) Investments Limited has a controlling interest in us and is able to control all matters submitted to our shareholders for approval that require an ordinary resolution or special resolution, as well as our management and affairs.

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

A. Reserved.

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

As of December 31, 2021, we had cash and cash equivalents of $47.1 million. Our existing cash and cash equivalents will not be sufficient to support our clinical development of elamipretide for rare and common ophthalmic indications, rare cardiomyopathies and rare neuromuscular and neurological indications and will not be sufficient to support any additional protocols or studies we may conduct for Barth syndrome, or BTHS, our planned Phase 3 clinical trial for primary mitochondrial disease arising due to nuclear DNA mutations, or nPMM, our ongoing Phase 2b clinical trial for treatment of GA, our anticipated Phase 2 clinical trial for the treatment of Duchenne cardiomyopathy, any Phase 2 clinical trials or clinical development for SBT-272 or any preclinical development for SBT-550 series, or for any other product candidates we may develop in the future. We will be required to expend significant funds in order to advance the development of elamipretide, SBT-272 and SBT-550 series, as well as any other product candidates we may develop in the future. In addition, while we may seek one or more collaborators for future development of our product candidates, and, in particular, may conduct any large Phase 3 clinical trials of elamipretide, such as those we would likely be required to conduct for common age-related diseases such as dry age-related macular degeneration, or dry AMD, in collaboration with one or more partners that would finance most of the associated costs, we may not be able to enter into a collaboration for any of our product candidates on suitable terms, or at all. In any event, our existing cash and cash equivalents will not be sufficient to fund all of the efforts that we plan to undertake or to fund the completion of development of any of our product candidates. Accordingly, we will be required to obtain further funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, market volatility, inflation and interest rate fluctuations may increase our cost of financing or restrict our access to potential sources of future liquidity. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

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

▪
the scope, progress, timing, costs and results of our current and future clinical trials;
▪
research and preclinical development efforts for any future product candidates that we may develop;
▪
our ability to enter into and the terms and timing of any collaborations, licensing agreements or other arrangements;
▪
the number of future product candidates that we pursue and their development requirements;
▪
the outcome, timing and costs of seeking regulatory approvals;
▪
costs of commercialization activities for any of our product candidates that receive marketing approval to the extent such costs are not the responsibility of any future collaborators, including the costs and timing of establishing product sales, marketing, distribution and manufacturing capabilities;
▪
subject to receipt of marketing approval, revenue, if any, received from commercial sales of our current and future product candidates;
▪
our headcount growth and associated costs if and as we expand our research and development and establish a commercial infrastructure;
▪
costs of preparing, filing and prosecuting patent applications, maintaining and protecting our intellectual property rights and defending against intellectual property related claims; and
▪
costs of operating as a public company.

Our recurring losses and negative cash flows raise substantial doubt regarding our ability to continue as a going concern.

Based on our cash balances, recurring losses and projected spending, there is doubt about our ability to continue as a going concern. We are required to comply with an unrestricted minimum cash balance in accordance with our venture loan facility with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP, which we refer together as the Lenders, until certain cash financing conditions are met, and there is a risk that we may be unable to remain in compliance with this financial covenant in the future in which case the debt may become immediately due and payable. Given our planned expenditures for the next several years, including, without limitation, expenditures in connection with our clinical trials of elamipretide, SBT-272, SBT-550 series and other new compounds, we have concluded, in connection with the issuance of our consolidated financial statements for the year ended December 31, 2021, that there is a substantial doubt regarding our ability to continue as a going concern. Our independent registered public accounting firm has issued a going concern opinion in connection with the audit of our annual financial statements for the fiscal year ended December 31, 2021. A going concern opinion means that there is substantial doubt that the company can continue as an ongoing business for the next 12 months. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. In addition, the inclusion of an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern and our lack of cash resources may materially adversely affect the price of the American Depositary Shares, or ADSs and our ability to raise new capital or to enter into critical contractual relations with third parties. There is no assurance that we will be able to adequately fund our operations in the future.

Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent that we raise additional capital through the sale of ordinary shares, ADSs, convertible securities or other equity securities, our existing shareholders’ ownership interest may be substantially diluted, and the terms of these securities could include liquidation or other preferences and anti-dilution protections that could adversely affect the rights of our existing shareholders. Additional debt financing, if available, would result in increased fixed payment obligations and may involve the issuance of additional warrants and/or agreements that include restrictive covenants that limit our ability to take specific actions, such as incurring additional debt, making capital expenditures, creating liens, redeeming shares or declaring dividends, that could adversely impact our ability to conduct our business. For example, in connection with our venture loan facility with our Lenders, we granted a security interest in substantially all of our assets, excluding our intellectual property, and agreed to a negative pledge on our intellectual property. The venture loan facility also contains restrictive covenants including, subject to certain exceptions, covenants that prohibit us from incurring additional indebtedness, creating any lien on our property, making investments, paying dividends or redeeming shares, transferring any material portion of our assets, merging with or acquiring another entity, entering into a transaction that will result in a change of control and making certain other corporate changes. Future debt securities or other financing arrangements could contain similar or more restrictive negative covenants. In addition, securing financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

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

If we receive regulatory approval for the use of elamipretide as a treatment for BTHS, geographic atrophy, or GA, which is an advanced form of dry AMD, Friedreich’s ataxia, or FRDA, Duchenne cardiomyopathy, nPMM or Leber hereditary optic neuropathy, or LHON, we will be required to make substantial payments pursuant to our Development Funding Agreement. Our ability to make these required payments depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may generate cash flow from operations in the future sufficient to meet our obligations under the Development Funding Agreement. If we are unable to generate such cash flow or to obtain additional funding through public or private equity offerings, debt financings, collaborations and licensing arrangements or other sources on acceptable terms, or at all, we could default on our payment obligations under the Development Funding Agreement.

We have incurred significant losses since inception and expect to incur significant and increasing losses for at least the next several years. We may never achieve or maintain profitability.

We have incurred significant annual net operating losses in every year since our inception. Our net losses were $52.5 million, $57.5 million, and $71.7 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021, we had an accumulated deficit of $608.0 million. We expect to continue to incur significant and increasing operating losses for the foreseeable future, and we do not know whether or when we will become profitable. We have not generated any revenues from product sales, have not completed the development of any product candidates and may never have a product candidate approved for commercialization. We have financed our operations to date through the issuance of our ADSs, ordinary shares, Series A convertible preferred shares, debt financings, a payment under an option agreement and payments under our Development Funding Agreement, and have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical development programs. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our shareholders’ equity and working capital.

We anticipate that our expenses will increase substantially if and as we:

•
continue to develop and conduct clinical trials with respect to, elamipretide, including our ongoing Phase 2b clinical trial for the treatment of GA, any additional protocols or studies we may conduct in BTHS to support a resubmission of a new drug application, or NDA, our planned Phase 3 clinical trial in nPMM, our anticipated Phase 2 clinical trial for the treatment of Duchenne cardiomyopathy, and any future clinical trials;
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

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are, or any future collaborator is, able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. This will require our, or any of our future collaborators’, success in a range of challenging activities, including completing clinical trials of our product candidates; obtaining marketing approval for these product candidates; manufacturing, marketing and selling those products for which we, or any of our future collaborators, may obtain marketing approval; satisfying any post-marketing requirements; and obtaining reimbursement for our products from private insurance or government payors. Because of the uncertainties and risks associated with these activities, we are unable to accurately predict the timing and amount of increased expenses, and if or when we might achieve profitability. We and any future collaborators may never succeed in these activities and, even if we do, or any future collaborators do, we may never generate revenues that are large enough for us to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or continue our operations. A decline in the value of our company could cause our shareholders to lose all or part of their investment.

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

As of December 31, 2021, we had $15.0 million of outstanding principal under our venture loan facility with the Lenders. Subject to the restrictions set forth in the venture loan and security agreement governing our existing venture loan facility, we could incur additional indebtedness beyond our borrowings under our venture loan facility.

Our outstanding indebtedness, including any additional indebtedness beyond our borrowings under our venture loan facility, combined with our other financial obligations and contractual commitments, could have significant adverse consequences, including:

▪
requiring us to dedicate a portion of our cash resources to the payment of interest and principal, reducing money available to fund working capital, capital expenditures, product development and other general corporate purposes;
▪
increasing our vulnerability to adverse changes in general economic, industry and market conditions;
▪
subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;
▪
limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and
▪
placing us at a competitive disadvantage compared to our competitors that have less debt or better debt servicing options.

We may not have sufficient funds and may be unable to arrange for additional financing to pay the amounts due under our venture loan facility. Failure to make payments or comply with other covenants under our venture loan facility could result in an event of default and acceleration of amounts due. Additionally, under our venture loan facility, an occurrence that has a material adverse effect on our business, our ability to repay our obligations under the venture loan and security agreement or associated agreements when due or on the value or priority of the Lenders’ security interest could be considered an event of default. If an event of default occurs and the Lenders accelerate the amounts due, we may not be able to make accelerated payments, and the Lenders could seek to enforce their security interests in the collateral securing such indebtedness, which includes substantially all of our assets other than our intellectual property. In addition, the covenants under our venture loan facility, the pledge of substantially all of our assets as collateral and the negative pledge with respect to our intellectual property could limit our ability to obtain additional debt financing.

Risks Related to the Discovery, Development and Commercialization of Our Product Candidates

Our approach to the discovery and development of product candidates and the development of therapies targeting mitochondria generally are unproven, and we do not know whether we will be able to develop any products of commercial value.

We are focused on discovering and developing therapies for diseases involving mitochondrial dysfunction, particularly by developing therapies that target mitochondria in order to normalize the function of dysfunctional mitochondria. While we believe that our approach may ultimately enable drug research and clinical development for mitochondrial diseases across a wide range of therapeutic areas, this approach is unproven. We have not yet succeeded and may never succeed in demonstrating efficacy and safety for any of our product candidates in later stage clinical trials or in obtaining marketing approval thereafter. For example, we announced in December 2019 that our Phase 3 clinical trial in primary mitochondrial myopathy, or PMM, did not meet its primary efficacy endpoints. In addition, in October

2021 we received a Refusal to File letter, or RTF, from the U.S. Food and Drug Administration, or the FDA, regarding our NDA for BTHS. Furthermore, no products or therapies targeting mitochondrial dysfunction have ever obtained marketing approval from the FDA, and the European Medicines Agency, or the EMA, has approved one therapy to treat LHON (Raxone, or idebenone, made by Santhera Pharmaceuticals Holding), which is the only approved therapy to treat any primary mitochondrial disease. If we are unable to successfully discover and develop product candidates, our business prospects will be substantially harmed.

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

▪
successful recruitment of subjects, enrollment in and completion of our ongoing clinical trials;
▪
initiation and successful recruitment of subjects, enrollment in and completion of additional clinical trials;
▪
safety, tolerability and efficacy profiles that are satisfactory to the FDA or any comparable foreign regulatory authority for marketing approval;
▪
our ability to identify success criteria and endpoints for our clinical trials such that the FDA and other regulatory authorities will be able to determine the clinical efficacy and safety profile of any product candidates we may develop;
▪
timely receipt of marketing approvals from applicable regulatory authorities;
▪
the performance of our future collaborators, if any;
▪
the extent of any required post-marketing approval commitments to applicable regulatory authorities;
▪
establishment of supply arrangements with third-party raw materials suppliers and manufacturers;
▪
establishment of arrangements with third-party manufacturers to obtain finished drug products that are appropriately packaged for sale;
▪
obtaining and maintaining patent, trade secret protection and regulatory exclusivity, both in the United States and internationally;
▪
protection of our rights in our intellectual property portfolio;
▪
successful launch of commercial sales following any marketing approval;
▪
a continued acceptable safety profile following any marketing approval;
▪
accuracy of the estimates of the current and future number of patients with mitochondrial associated or inherited mitochondrial diseases;
▪
commercial acceptance by patients, the medical community and third-party payors following any marketing approval; and
▪
our ability to compete with other therapies targeting diseases involving mitochondrial dysfunction.

Many of these factors—including with respect to clinical development, the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing and sales efforts of any future collaborator—are beyond our control, and clinical development of product candidates is inherently risky and uncertain. For example, although we observed trends towards improvement in a certain subset of patients, our Phase 2/3 clinical trial in BTHS failed to reach its primary efficacy endpoints during the double-blind, placebo-controlled portion of the trial, and one of the FDA’s stated reasons for issuing an RTF in response to our NDA submission for BTHS in October 2021 was the absence of a single adequate and well-controlled trial that provided evidence of effectiveness. Our Phase 3 clinical trial in PMM also failed to meet its primary endpoints. If we are unable to develop, receive marketing approval for and successfully commercialize elamipretide, on our own or with any future collaborator, or experience delays as a result of any of these factors or otherwise, our business could be substantially harmed.

We are developing elamipretide for certain indications of the eye, including GA and LHON. Our phase 2 clinical trial for the treatment of LHON involved administration of elamipretide by use of topical drops, and our clinical trial for the treatment of GA involves administration of elamipretide by subcutaneous injection. We are working to develop methods for intravitreal injection, or direct injection of drug into the eye, but we cannot predict whether those development efforts will be successful.

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

▪
compounds we develop may not demonstrate improved efficacy, safety or tolerability;
▪
potential product candidates may, on further study, be shown to have harmful side effects or other characteristics that indicate that they are unlikely to receive marketing approval and achieve market acceptance;
▪
competitors may develop alternative therapies that render our potential product candidates non-competitive or less attractive; or
▪
a potential product candidate may not be capable of being produced at an acceptable cost.

Our research programs to identify new product candidates will require substantial technical, financial and human resources, and we may be unsuccessful in our efforts to identify new product candidates. Further, the results we obtain in preclinical testing and early clinical trials may not be predictive of results that are obtained in later studies, and we may suffer significant setbacks in advanced clinical trials, even after seeing promising results in earlier studies. If we are unable to identify suitable additional compounds for preclinical and clinical development, our ability to develop product candidates and obtain product revenues in future periods could be compromised, which could result in significant harm to our financial position and adversely impact the price of the ADSs

We have never obtained marketing approval for a product candidate and we may be unable to obtain, or may be delayed in obtaining, marketing approval for any of our product candidates.

We have never obtained marketing approval for a product candidate. The FDA has, and may in the future, refuse to accept for substantive review any NDAs we submit for our product candidates or if accepted for substantive review, may conclude after review of our data that our application is insufficient to obtain marketing approval of our product candidates. For example, we met with the FDA to discuss the clinical evidence to support a potential NDA submission for BTHS, and the FDA expressed its view that the existing clinical data are insufficient to demonstrate substantial evidence of effectiveness and would not support NDA review. The FDA recommended that we collect additional controlled clinical data in this indication prior to an NDA submission. In May 2021, we submitted a randomized withdrawal clinical trial protocol to FDA. After reviewing our submission, the FDA concluded that neither the proposed randomized withdrawal trial nor any new clinical trial data from the patients remaining on the open label extension would be likely to add meaningfully to the evidence to support an NDA. Despite FDA’s view that the existing clinical data are insufficient to demonstrate substantial evidence of effectiveness and would not support NDA review, we submitted our NDA to the FDA in August 2021, and the FDA refused to file the NDA.

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

The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of clinical trials do not necessarily predict success in future clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development. We faced this type of setback when our Phase 3 clinical trial in PMM did not meet its primary efficacy endpoints despite encouraging signals in early clinical trials, and we cannot be certain that we will not face similar setbacks in other trials. The design of a clinical trial can determine whether its results will support approval of a product and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. If our trial designs are not sufficient, our clinical programs may be delayed, or we may decide to terminate one or more of such programs.

We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses. During the regulatory review process, we will need to identify success criteria and endpoints at the time of the initiation of the trial such that the FDA or other regulatory authorities will be able to determine the clinical efficacy and safety profile of any product candidates we may develop, and the resulting clinical data and results may be difficult to analyze. Even if the FDA or other regulatory authorities were to find our success criteria to be sufficiently validated and clinically meaningful, we may not achieve the pre-specified endpoints to a degree of statistical significance. Many companies that believed that their product candidates had performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain marketing approval of their product candidates. Even if we, or any future collaborators, believe that the results of clinical trials for our product candidates warrant marketing approval, the FDA or comparable foreign regulatory authorities may disagree and may not grant marketing approval of our product candidates. For example, in our BTHS program, we believed that our clinical trial data could support an NDA review and submitted an NDA to the FDA in August 2021. In October 2021, the FDA refused to file our NDA.

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

To date, other than our ongoing Phase 2b clinical trial in GA, our Phase 3 clinical trial in PMM, our Phase 3 retrospective natural history control trial in BTHS, and our Phase 2/3 clinical trial in BTHS, we have only conducted small Phase 1 and Phase 2 clinical trials, many of which have been undertaken to help inform our clinical strategy and develop later stage clinical trials intended to assess efficacy. While the endpoints and populations for these later stage clinical trials, including our Phase 2b clinical trial for GA, our anticipated Phase 3 clinical trial for nPMM and our anticipated Phase 2 clinical trial for Duchenne cardiomyopathy, are or will be derived from results of our earlier trials and medical literature, in some cases we did not demonstrate a statistically significant effect in the population and on the efficacy endpoints in our prior clinical trials prospectively described in the clinical trial protocol. The lack of statistical significance could be attributed to various factors, including the lack of power to demonstrate significance, the design of the studies or the lack of a treatment benefit from our product candidate. In some cases, we conducted post hoc, retrospective analyses of data subsets and have designed, and expect to design later stage clinical trials based on the results of such post hoc analyses. For example, the improvements in stroke volume and other parameters of cardiac function as well as in functional endpoints observed in our BTHS Phase 2/3 trial were not statistically significant during the double-blind, placebo-controlled portion of the trial, which we believe was due to the duration of therapy being too short to derive benefit. Although we plan to design our future trials in rare cardiomyopathies with a longer duration of dosing, we cannot predict the successfulness of that approach. Additionally, despite improvements observed in similar endpoints during a Phase 2 clinical trial, our Phase 3 clinical trial in PMM failed to reach its primary efficacy endpoints, and we observed that subjective, effort-dependent endpoints such as the six-minute walk test, or 6MWT, may be influenced by a placebo effect, such that patients randomized to placebo may experience meaningful improvements. Although we have incorporated and plan to incorporate objective endpoints including disease biomarkers such as echocardiographic parameters of cardiac function for BTHS and other rare cardiomyopathies, and optical coherence tomography and fundus autofluorescence imaging of geographic atrophy progression for GA, we have also assessed and expect to assess functional endpoints including 6MWT, for BTHS, and visual function, for GA.

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

We are developing elamipretide for several indications for which there are currently no approved therapies in the United States or the European Union, including BTHS, dry AMD and nPMM, and for symptoms of diseases including Duchenne cardiomyopathy and FRDA, for which there are currently no approved therapies in the United States or the European Union (although there are therapies approved generally for the treatment of Duchenne which do not address the cardiomyopathic manifestations). We are developing elamipretide for LHON, for which there are no currently approved therapies in the United States and only one therapy approved in Europe. Furthermore, there has been limited historical clinical trial experience for the development of drugs to treat many of these indications. As a result, the design and conduct of clinical trials for these indications is subject to substantial risk. In particular, regulatory authorities in the United States and in other jurisdictions, including Europe, have not issued definitive guidance as to how to measure and demonstrate efficacy for BTHS, LHON, dry AMD, nPMM, Duchenne cardiomyopathy or FRDA, and, as a result, there is substantial risk that the design or outcomes of our clinical trials will not be satisfactory to support marketing approval. For example, the endpoints in our Phase 2/3 clinical trial of elamipretide for the treatment of BTHS included change in six-minute walk distance and change in a total fatigue scale from the BTHS symptom assessment, a newly developed patient reported outcome measure, which has not been utilized in prior trials and may not be accepted by regulators as a basis for approval. Even if this type of novel endpoint is accepted as a basis for approval in the United States, we cannot be certain that regulators outside of the United States will accept such endpoints or will not require us to conduct additional validation studies to support the suitability of such endpoints for approval in these jurisdictions.

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

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We have submitted one NDA to the FDA, which was determined, based on a preliminary review, not to be sufficiently complete to permit a substantive review, and have not previously submitted any similar drug approval filings to comparable foreign regulatory authorities for any of our product candidates. Any inability to complete preclinical and clinical development successfully could result in additional costs to us, or any future collaborators, and impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties. Moreover, if (i) we, or any future collaborators, are required to conduct additional clinical trials or other testing of our product candidates beyond the trials and testing that we or they contemplate, (ii) we, or any future collaborators, are unable to identify a feasible trial design to generate additional data, (iii) we, or any future collaborators, are unable to successfully complete clinical trials of our product candidates or other testing, (iv) the results of these trials or tests are unfavorable, uncertain or are only modestly favorable, or (v) there are unacceptable safety concerns associated with our product candidates, we, or any future collaborators, may:

▪
be delayed in obtaining marketing approval for our product candidates;
▪
not obtain marketing approval at all;
▪
obtain approval for indications or patient populations that are not as broad as intended or desired;
▪
obtain approval with labeling that includes significant use or distribution restrictions or significant safety warnings, including boxed warnings;
▪
be subject to additional post-marketing testing or other requirements; or
▪
be required to remove the product from the market after obtaining marketing approval.

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

▪
clinical trials of our product candidates may produce unfavorable or inconclusive results;
▪
we, or any future collaborators, may decide, or regulators may require us, or them, to conduct additional clinical trials or abandon product development programs;
▪
the number of subjects required for clinical trials of our product candidates may be larger than we, or any future collaborators, anticipate, subject enrollment in these clinical trials may be slower than we, or any future collaborators, anticipate or participants may drop out of these clinical trials at a higher rate than we, or any future collaborators, anticipate;
▪
the cost of planned clinical trials of our product candidates may be greater than we anticipate;
▪
our third-party contractors or those of any future collaborators, including those manufacturing our product candidates or components or ingredients thereof or conducting clinical trials on our behalf or on behalf of any future collaborators, may fail to comply with regulatory requirements or meet their contractual obligations to us or any future collaborators in a timely manner, or at all;
▪
regulators or institutional review boards may not authorize us, any future collaborators or our or their investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
▪
we, or any future collaborators, may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;
▪
subjects that enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the subjects from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;
▪
we, or any future collaborators, may have to delay, suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate;
▪
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
▪
the FDA or comparable regulatory authorities may disagree with our, or any future collaborators’, clinical trial designs or our or their interpretation of data from preclinical studies and clinical trials;

▪
the FDA or comparable regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we, or any future collaborators, enter into agreements for clinical and commercial supplies;
▪
the supply or quality of raw materials or manufactured product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply; and
▪
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

We, or any future collaborators, may not be able to initiate or continue clinical trials for any of our product candidates if we, or they, are unable to locate and enroll a sufficient number of eligible subjects to participate in clinical trials as required by the FDA or comparable regulatory authorities. For example, we are developing elamipretide for the treatment of several rare diseases with small patient populations, such as BTHS. Enrollment is a significant factor in the timing of clinical trials, and is affected by many factors, including:

▪
the size and nature of the patient population;
▪
the severity of the disease under investigation;
▪
the proximity of subjects to clinical sites;
▪
the eligibility criteria for the trial;
▪
the design of the clinical trial;
▪
efforts to facilitate timely enrollment;
▪
competing clinical trials;
▪
COVID-19 related safety considerations; and
▪
clinician and patient perception as to the potential advantages and risks of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.

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

▪
regulatory authorities may withdraw their approval of the drug or seize the drug;
▪
we, or any future collaborators, may be required to recall the drug, change the way the drug is administered or conduct additional clinical trials;
▪
additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular drug;
▪
we may be subject to fines, injunctions or the imposition of civil or criminal penalties;
▪
regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;
▪
we, or any future collaborators, may be required to create a medication guide outlining the risks of the previously unidentified side effects for distribution to patients;
▪
we, or any future collaborators, could be sued and held liable for harm caused to patients;
▪
the drug may become less competitive; and
▪
our reputation may suffer.

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

Efforts to inform the medical community and third-party payors of the benefits of our product candidates may require significant resources and may not be successful. If any of our product candidates is approved but does not achieve an adequate level of market acceptance, we may not generate significant revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

▪
the efficacy and safety of the product;
▪
the potential advantages of the product compared to alternative treatments;

▪
the prevalence and severity of any side effects;
▪
the clinical indications for which the product is approved;
▪
whether the product is designated under physician treatment guidelines as a first-line therapy or as a second- or third-line therapy;
▪
limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling;
▪
our ability, or the ability of any future collaborators, to offer the product for sale at competitive prices;
▪
the product’s convenience and ease of administration compared to alternative treatments;
▪
the willingness of the target patient population to try, and of physicians to prescribe, the product;
▪
the strength of sales, marketing and distribution support;
▪
the approval of other new products for the same indications;
▪
changes in the standard of care for the targeted indications for the product;
▪
the timing of market introduction of our approved products as well as competitive products;
▪
availability of coverage and the adequacy of reimbursement from government payors, managed care plans and other third-party payors;
▪
adverse publicity about the product or favorable publicity about competitive products; and
▪
potential product liability claims.

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

We are initially developing elamipretide for the treatment of rare primary mitochondrial diseases and common diseases of aging in which mitochondrial function is impaired. There are several companies developing treatments that target mitochondria or mitochondria-associated diseases. The majority of these efforts are in preclinical or early clinical development are focused on gene therapy or are proposing the use of generic compounds. To our knowledge, none of these is focused on cardiolipin remodeling. Our competitors include: Abliva AB, Reata Pharmaceuticals, Inc., LumiThera, Inc., Reneo Pharmaceuticals, Inc. and Santhera Pharmaceuticals Holding. In addition to competition from competitors who are developing treatments that seek to improve mitochondrial function or otherwise target the mitochondria, we also face competition from therapies that target the indications we are studying, particularly for diseases of aging such as GA. Such competitors who are developing or who have developed competing therapies include Apellis Pharmaceuticals Inc., Astellas Pharma Inc., Hemera Biosciences Inc., Ionis Pharmaceuticals, Inc. and IVERIC bio, Inc.

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

The COVID-19 pandemic has and may continue to affect our ability to recruit or retain patients for our clinical trials, and may disrupt regulatory activities, disrupt preclinical studies or have other adverse effects on our business and operations.

The COVID-19 pandemic has caused many governments to implement measures to slow the spread of the pandemic through quarantines, travel restrictions, heightened border scrutiny and other measures. The pandemic and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked, while demand for other goods and services, such as travel, has fallen. The future progression of the pandemic and its effects on our business and operations are uncertain. We seek to enroll patients for our clinical trials at sites located in the United States and may be unable to continue trials as scheduled. We have and may continue to face difficulties recruiting or retaining patients in our ongoing and planned clinical trials if patients are affected by the virus or are fearful of traveling to our clinical trial sites because of the pandemic. For example, for our on-going trials we have implemented best practices measures, including availability of night and weekend visits and visiting nurses, to alleviate COVID-19 related challenges. We are closely monitoring any COVID-19 related discontinuations in light of increased reported incidence in the United States. We and our third-party contract manufacturers, contract research organizations, academic collaborators and clinical sites may also face disruptions in accessing laboratory or clinical trial sites or procuring items that are essential for our research and development activities, including, for example, raw materials used in the manufacture of our product candidates, medical and laboratory supplies used in our clinical trials or preclinical studies or animals that are used for preclinical testing, in each case, that are sourced from abroad or for which there are shortages because of ongoing efforts to address the pandemic. These factors have and may continue to may increase our cost for future studies and may further delay timelines to start new studies. For example, we manufacture our products outside the United States and could be subject to disruptions in due to responses of other governments to outbreaks of COVID-19. Additionally, during various periods in 2021, the principal investigator for the TAZPOWER trial suspended all ongoing regular clinic visits in accordance with pandemic safety guidelines published by the Barth Syndrome Foundation, compromising the practicability of collecting additional controlled clinical data; similar disruptions in regularly scheduled visits also impacted our ReCLAIM 2 trial. Pandemic-related shutdowns could also impact our ability to initiate our Duchenne cardiomyopathy or nPMM trials. In addition, we may face impediments to regulatory meetings and approvals due to measures intended to limit in-person interactions. We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business, and it has the potential to adversely affect our business, operations and financial condition.

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

We face an inherent risk of product liability claims as a result of the clinical testing of our product candidates despite obtaining appropriate informed consents from our clinical trial participants. We will face an even greater risk if we or any future collaborators commercially sell any product that we or they may develop. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

▪
decreased demand for our product candidates or products that we may develop;
▪
injury to our reputation and significant negative media attention;
▪
withdrawal of clinical trial subjects;

▪
significant costs to defend resulting litigation;
▪
substantial monetary awards to trial subjects or patients;
▪
loss of revenue;
▪
reduced resources of our management to pursue our business strategy; and
▪
the inability to commercialize any products that we may develop.

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

▪
collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;
▪
collaborators may not perform their obligations as expected;
▪
collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;
▪
collaborators may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
▪
a collaborator with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of such product or products;
▪
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
▪
collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;
▪
collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability; and
▪
collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. For example, in October 2019, we granted Alexion Pharmaceuticals, Inc., or Alexion, an exclusive option to co-develop and commercialize elamipretide. Alexion terminated the option agreement in January 2020. Moreover, if any future collaborator of ours were to be involved in a business combination, it could decide to delay, diminish or terminate the development or commercialization of any product candidate licensed to it by us.

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

▪
manufacturing delays if our third-party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;
▪
disruptions in supply from manufacturers outside of the United States due to import/export limitations or responses of other governments to outbreaks of COVID-19;
▪
the possible termination or nonrenewal of agreements by our third-party contractors at a time that is costly or inconvenient for us;
▪
the possible breach by the third-party contractors of our agreements with them;
▪
the failure of third-party contractors to comply with applicable regulatory requirements;
▪
the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;
▪
the possibility of clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and
▪
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

If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected, and our business would be harmed.

While we have obtained composition of matter patents with respect to elamipretide and certain methods of use through an application family in-licensed from Cornell Research Foundation, Inc., a subsidiary of Cornell University, or Cornell, and Institut de recherches cliniques de Montréal, or the IRCM, we also rely on trade secret protection for certain aspects of our discovery platform. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, consultants, independent contractors, advisors, contract manufacturers, suppliers and other third parties. We also enter into confidentiality and invention or patent assignment agreements with employees, certain consultants, contractors and collaborators. To our knowledge, such agreements have been entered into with all relevant parties; however, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Any party with whom we have executed such an agreement may breach that agreement and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such third party, or those to whom they communicate such technology or information, from using that technology or information to compete with us. If any of our trade secrets were to be misappropriated or disclosed to, or independently developed by, a competitor, our business and competitive position could be harmed.

Certain aspects of our product candidates and technology are protected by patents exclusively licensed from academic institutions. If these third parties terminate their agreements with us or fail to maintain or enforce the underlying patents, or we otherwise lose our rights to these patents, our competitive position and our potential market share in the markets for any of our products that is approved will be harmed.

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

Our license agreements with Cornell and the IRCM impose, and future license agreements we may enter into may impose, various diligence, milestone payment, royalty and other obligations on us. For example, our license agreements with Cornell and the IRCM include obligations to pay royalties on the net sales of product candidates or related technologies to the extent they are covered by the agreements. If we fail to comply with our obligations under our license agreements with Cornell and the IRCM or future license agreements, and if no such exceptions apply, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product that is covered by the agreement or face other penalties under the agreement, such as loss of exclusivity. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

Moreover, disputes may arise regarding intellectual property subject to a licensing agreement, including:

▪
the scope of rights granted under the license agreement and other interpretation-related issues;
▪
the extent to which our product candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
▪
the sublicensing of patent and other rights under our collaborative development relationships;

▪
our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
▪
the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and
▪
the priority of invention of patented technology.

In addition, the agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations, and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

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

Some of our intellectual property with respect to our product candidates has been funded, at least in part, by the U.S. government and, therefore, would be subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in our current or future product candidates pursuant to the Bayh-Dole Act of 1980, or Bayh-Dole Act. For example, under the “march-in” provisions of the Bayh-Dole Act, the U.S. government may have the right under limited circumstances to require the patent owners to grant exclusive, partially exclusive or non-exclusive rights to third parties for intellectual property discovered through the government-funded program. The U.S. government can exercise its march-in rights if it determines that action is necessary because the patent owner fails to achieve practical application of the new invention or because action is necessary to alleviate health concerns or address the safety needs of the public. Intellectual property discovered under the government-funded program is also subject to certain reporting requirements, compliance with which may require us or our licensors to expend substantial resources. Such intellectual property is also subject to a preference for U.S. industry, which may limit our ability to contract with foreign product manufacturers for products covered by such intellectual property. We may apply for additional U.S. government funding, and it is possible that we may discover additional compounds or product candidates as a result of such funding. Intellectual property under such discoveries would be subject to the applicable provisions of the Bayh-Dole Act. Similarly, intellectual property that we license in the future may have been made using government funding and may be subject to the provisions of the Bayh-Dole Act.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. We may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

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

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates, including derivation or interference proceedings, post grant and inter partes reviews, opposition proceedings, and the like in the United States and in other jurisdictions. Third parties may assert infringement claims against us based on existing or future intellectual property rights. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our product candidates, products, or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could significantly harm our business and operating results. In addition, we may not have sufficient resources to bring these actions to a successful conclusion. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing, or commercializing the infringing product candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing product candidate. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Changes to the patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act, or the Leahy-Smith Act, signed into law in September 2011, could increase those uncertainties and costs. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. In addition, the Leahy-Smith Act has transformed the U.S. patent system into a “first to file” system. The first-to-file provisions, however, only became effective in March 2013. It remains unclear what, if any, long-term impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could make it more difficult to obtain patent protection for our inventions and increase the uncertainties and costs surrounding the prosecution of our or our collaboration partners’ patent applications and the enforcement or defense of our or our collaboration partners’ issued patents, all of which could harm our business, results of operations and financial condition.

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

Filing, prosecuting, and defending patents on our product candidates in all countries throughout the world would be prohibitively expensive. The requirements for patentability may differ in certain countries, particularly in developing countries. Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection, but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and any future patent claims, or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

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

Depending upon the timing, duration, and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Action of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and the extension only applies to those claims covering the approved drug, a method for using it or a method for manufacturing it. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed. Furthermore, in the United States, only a single patent can be extended for each qualifying FDA approval, and any patent can be extended only once and only for a single product. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Because elamipretide compositions-of-matter are protected by a single family of patents and applications, we may not be able to secure patent term extensions for both of these product candidates in all jurisdictions where these product candidates are or may be approved, including the United States.

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

Elamipretide, our other product candidates and any future product candidates we may identify and pursue and the activities associated with their development and commercialization, including design, development, testing, manufacture, packaging, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, export, import and adverse event reporting, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside of the United States. In addition, even if we receive approval, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of any such product candidates.

Marketing approval of drugs in the United States requires the submission of an NDA to the FDA and we are not permitted to market any product candidate in the United States until we obtain approval from the FDA of the NDA for that product. An NDA must be supported by extensive clinical and preclinical data, as well as extensive information regarding pharmacology, toxicology, and chemistry, manufacturing and controls. Other than the NDA for elamipretide for the treatment of BTHS, which the FDA determined was not sufficiently complete to permit a substantive review, we have not submitted an application or received marketing approval for elamipretide or any other product candidates we may develop in the United States or in any other jurisdiction.

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

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. For example, in October 2021, the FDA issued an RTF with respect to our NDA for BTHS, which the FDA determined was not sufficiently complete to permit a substantive review. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

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

Additionally, we could face heightened risks with respect to seeking marketing approval in the United Kingdom as a result of the withdrawal of the United Kingdom from the European Union, commonly referred to as Brexit. The United Kingdom is no longer part of the European Single Market and European Union Customs Union. As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or the MHRA, became responsible for supervising medicines and medical devices in Great Britain, comprising England, Scotland and Wales under domestic law, whereas Northern Ireland will continue to be subject to European Union rules under the Northern Ireland Protocol. The MHRA will rely on the Human Medicines Regulations 2012 (SI 2012/1916) (as amended), or the HMR, as the basis for regulating medicines. The HMR has incorporated into the domestic law of the body of European Union law instruments governing medicinal products that pre-existed prior to the United Kingdom’s withdrawal from the European Union. Any delay in obtaining, or an inability to obtain, any marketing approvals, as a result of Brexit or otherwise, may force us to restrict or delay efforts to seek regulatory approval in the United Kingdom for our product candidates, which could significantly and materially harm our business.

We expect that we will be subject to additional risks in commercializing any of our product candidates that receive marketing approval outside the United States, including tariffs, trade barriers and regulatory requirements; economic weakness, including inflation, or political instability in particular in foreign economies and markets; compliance with tax, employment, immigration and labor laws for employees living or traveling abroad; foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country; and workforce uncertainty in countries where labor unrest is more common than in the United States.

If we resubmit our NDA for elamipretide for the treatment of BTHS and the FDA does not accept our NDA, we will experience delays in obtaining approval of this candidate product and will incur additional costs in securing approval and commercialization of this product.

Upon receipt of an NDA, the FDA conducts a preliminary review of all applications within 60 days of receipt and must inform the sponsor at that time or before whether an application is sufficiently complete to permit substantive review. In pertinent part, FDA’s regulations state that an application “shall not be considered as filed until all pertinent information and data have been received” by the FDA. In the event that FDA determines that an application does not satisfy this standard, it will issue a Refuse to File, or RTF, determination to the applicant. Typically, an RTF will be based on administrative incompleteness, such as clear omission of information or sections of required information; scientific incompleteness, such as omission of critical data, information or analyses needed to evaluate safety and efficacy or provide adequate directions for use; or inadequate content, presentation, or organization of information such that substantive and meaningful review is precluded. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

On August 25, 2021, we submitted our NDA for elamipretide for the treatment of BTHS to the FDA. On October 18, 2021, we received an RTF from the FDA. The FDA determined, upon its preliminary review, that the NDA was not sufficiently complete to permit a substantive review. In the letter, the FDA stated that the NDA does not contain an adequate and well-controlled trial that provides evidence of effectiveness, noting that the SPIBA-201 Phase 2 clinical trial of elamipretide for the treatment of BTHS was negative during the randomized, double-blind portion of the study and that the FDA does not consider the open label extension of the SPIBA-201 trial to be adequate and well-controlled. In the event that we resubmit our NDA and the FDA decides not to file our NDA for review, we will experience delays in obtaining approval of elamipretide for the treatment of BTHS, if at all, and our ability to generate revenues will be materially impaired.

We have obtained Fast Track designation from the FDA for elamipretide for the treatment of BTHS, LHON and GA. However, Fast Track designation may not actually lead to a faster development, regulatory review or approval process.

We have received Fast Track designation for elamipretide for the treatment of BTHS, PMM, LHON, and GA. We may seek Fast Track designation for other product candidates we may develop. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA Fast Track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular product candidate is eligible for this designation, we cannot be certain that the FDA would decide to grant it. Fast Track designation does not ensure that we will experience a faster development, regulatory review or approval process compared to conventional FDA procedures or that we will ultimately obtain regulatory approval of elamipretide. Additionally, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may not be able to obtain or maintain orphan drug designation or exclusivity for any product candidates and, even if we do, that exclusivity may not prevent the FDA or the EMA from approving other competing products.

We have obtained orphan drug designation from the FDA and the EMA for elamipretide for the treatment of BTHS and from the FDA for the treatment of LHON. We may seek orphan drug designation in other indications or for any other future product candidates. Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States.

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

In August 2017, the U.S. Congress passed the FDA Reauthorization Act of 2017. which, among other things, codified the FDA’s pre-existing regulatory interpretation to require that a drug sponsor demonstrate the clinical superiority of an orphan drug that is otherwise the same as a previously approved drug for the same rare disease in order to receive orphan drug exclusivity. The new legislation reverses prior precedent holding that the Orphan Drug Act unambiguously requires that the FDA recognize the orphan exclusivity period regardless of a showing of clinical superiority. The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. We do not know if, when or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

The FDA may further reevaluate the Orphan Drug Act and its regulations and policies. This may be particularly true in light of a decision from the Court of Appeals for the 11th Circuit in September 2021 finding that, for the purpose of determining the scope of exclusivity, the term “same disease or condition” means the designated “rare disease or condition” and could not be interpreted by the FDA to mean the “indication or use.” We do not know if, when, or how the FDA may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted.

Although we have obtained Rare Pediatric Disease Designation, or RPDD, for elamipretide for the treatment of BTHS, we may not be eligible to receive a priority review voucher in the event that FDA approval does not occur prior to October 1, 2022.

The Rare Pediatric Disease Priority Review Voucher Program, or PRV Program, is intended to incentivize pharmaceutical sponsors to develop drugs for rare pediatric diseases. A sponsor who obtains approval of an NDA or Biologics License Application, or BLA, for a rare pediatric disease may be eligible for a Priority Review Voucher, or PRV, under the PRV Program, which may be redeemed by the owner of such PRV to obtain priority review for a marketing application. A PRV is fully transferrable and can be sold to any sponsor, who in turn can redeem the PRV for priority review of a marketing application in six months, compared to the standard timeframe of approximately 10 months.

In December 2016, Congress extended the PRV Program, authorizing the FDA to award vouchers through September 30, 2022, limited to drugs with rare pediatric disease designation granted by September 30, 2020. On September 30, 2020, Congress provided a short-term extension of the PRV Program. On December 27, 2020, the PRV Program was further extended. Under the current statutory sunset provisions, after September 30, 2024, FDA may only award a voucher for an approved rare pediatric disease product application if the sponsor has RPDD for the drug, and that designation was granted by September 30, 2024. After September 30, 2026, FDA may not award any rare pediatric disease PRVs. If we do not obtain approval of an NDA for elamipretide for the treatment of BTHS by these dates, and if the PRV Program is not further extended by congressional action, we may not receive a PRV.

Inadequate funding for the FDA, the U.S. Securities and Exchange Commission, or SEC and other government agencies, including from government shut downs, or other disruptions to these agencies’ operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Separately, in connection with the COVID-19 pandemic, a number of companies announced receipt of complete response letters due to the FDA’s inability to complete required inspections for their applications. As of May 26, 2021, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the ongoing COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to continue its current pace and review timelines could be extended, including where a pre-approval inspection or an inspection of clinical sites is required and due to the ongoing COVID-19 pandemic and travel restrictions, the FDA is unable to complete such required inspections during the review period. Regulatory authorities outside the U.S. may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic and may experience delays in their regulatory activities. If a prolonged government shutdown or other disruption occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Future shutdowns or other disruptions could also affect other government agencies such as the SEC, which may also impact our business by delaying review of our public filings, to the extent such review is necessary, and our ability to access the public markets

Even if we, or any future collaborators, obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we, or they, manufacture and market our products, which could materially impair our ability to generate revenue.

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

Any product candidate for which we obtain marketing approval could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to substantial penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

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

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product, including the adoption and implementation of REMS. The FDA and other agencies, including the Department of Justice closely regulate and monitor the post-approval marketing and promotion of drugs to ensure, among other things, that they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies impose and enforce stringent restrictions on manufacturers’ communications regarding off-label use, and if we promote our products beyond their approved indications, we may be subject to enforcement action or prosecution arising from off-label promotion. Violations of the FDCA and other statutes relating to the promotion and advertising of prescription drugs may lead to investigations and enforcement actions alleging violations of federal and state healthcare fraud and abuse laws, including the False Claims Act, as well as state consumer protection laws.

In addition, later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may have various consequences, including:

▪
suspension of or restrictions on such products, manufacturers or manufacturing processes;
▪
restrictions and warnings on the labeling or marketing of a product;
▪
restrictions on product distribution or use;
▪
requirements to conduct post-marketing studies or clinical trials;
▪
warning letters or untitled letters;
▪
withdrawal of the products from the market;
▪
refusal to approve pending applications or supplements to approved applications that we submit;
▪
recall of products;
▪
fines, restitution or disgorgement of profits or revenues;
▪
suspension of any ongoing clinical trials;
▪
suspension or withdrawal of marketing approvals;
▪
damage to relationships with any potential collaborators;
▪
unfavorable press coverage and damage to our reputation;
▪
refusal to permit the import or export of our products;
▪
product seizure or detention;
▪
injunctions or the imposition of civil or criminal penalties; or
▪
litigation involving patients using our products.

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

Similar restrictions apply to the approval of our products in the European Union. The holder of a marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include: compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, which can impose post-authorization studies and additional monitoring obligations; the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory; and the marketing and promotion of authorized drugs, which are strictly regulated in the European Union and are also subject to EU Member State laws.

Current and future legislation may increase the difficulty and cost for us and any future collaborators to obtain reimbursement for any of our product candidates that do receive marketing approval and our ability to generate revenue will be materially impaired.

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

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2031 under the Coronavirus Aid, Relief, and Economic Security Act. These Medicare sequester reductions have been suspended through the end of March 2022. From April 2022 through June 2022 a 1% sequester cut will be in effect, with the full 2% cut resuming thereafter. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the U.S. government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Further, in December 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Cuts and Jobs Act of 2017, the remaining provisions of the ACA are invalid as well. After appeal, the case was heard by the U.S. Supreme Court, which dismissed this case in June 2021 after finding that the plaintiffs do not have standing to challenge the constitutionality of the ACA. However, litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

The Trump Administration also took executive actions to undermine or delay implementation of the ACA, including directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On January 28, 2021, however, President Biden issued a new Executive Order which directs federal agencies to reconsider rules and other policies that limit Americans’ access to health care and consider actions that will protect and strengthen that access. Under this Executive Order, federal agencies are directed to re-examine: policies that undermine protections for people with pre-existing conditions, including complications related to COVID-19; demonstrations and waivers under Medicaid and the ACA that may reduce coverage or undermine the programs, including work requirements; policies that undermine the Health Insurance Marketplace or other markets for health insurance; policies that make it more difficult to enroll in Medicaid and the ACA; and policies that reduce affordability of coverage or financial assistance, including for dependents.

Current and future legislative efforts may limit the costs for our products, if and when they are licensed for marketing, and that could materially impact our ability to generate revenues.

The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid. In 2020, President Trump issued several executive orders intended to lower the costs of prescription products and certain provisions in these orders have been incorporated into regulations. These regulations include an interim final rule implementing a most favored nation model for prices that would tie Medicare Part B payments for certain physician-administered pharmaceuticals to the lowest price paid in other economically advanced countries, effective January 1, 2021. That rule, however, has been subject to a nationwide preliminary injunction and, on December 29, 2021, the Centers for Medicare & Medicaid Services, or CMS, issued a final rule to rescind it. With issuance of this rule, CMS stated that it will explore all options to incorporate value into payments for Medicare Part B pharmaceuticals and improve beneficiaries' access to evidence-based care.

In addition, in October 2020, the U.S. Department of Health and Human Services, or HHS, and the FDA published a final rule allowing states and other entities to develop a Section 804 Importation Program, or SIP, to import certain prescription drugs from Canada into the United States. The final rule is currently the subject of ongoing litigation, but at least six states (Vermont, Colorado, Florida, Maine, New Mexico, and New Hampshire) have passed laws allowing for the importation of drugs from Canada with the intent of developing SIPs for review and approval by the FDA. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Infrastructure Investment and Jobs Act to January 1, 2026 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2026.

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

Finally, outside the United States, in some nations, including those of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we or our collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

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

Transparency Requirements. The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to report annually to HHS information related to physician and healthcare provider payments and other transfers of value and physician ownership and investment interests; and

Analogous State and Foreign Laws. Analogous state laws and regulations, such as state anti-kickback and false claims laws, and transparency laws, may apply to sales or marketing arrangements, and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, in addition to requiring manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures. Many state laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Foreign laws also govern the privacy and security of health information in many circumstances.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the European Union. Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician’s employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

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

Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition or results of operations.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate or plan to operate has established its own data security and privacy frameworks with which we must comply. For example, the collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Union, including personal health data, is subject to the European Union General Data Protection Regulation, or the GDPR, which took effect across all member states of the European Economic Area, or EEA, in May 2018. The GDPR is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including strict rules on the transfer of personal data to countries outside the European Union, including the United States.

As a result, there is increased scrutiny on the extent to which clinical trial sites located in the EEA should apply the GDPR to transfers of personal data from such sites to countries that are considered to lack an adequate level of data protection, such as the United States. The GDPR also permits data protection authorities to require destruction of improperly gathered or used personal information and/or impose substantial fines for violations of the GDPR, which can be up to four percent of global revenues or 20 million Euros, whichever is greater, and it also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR provides that European Union member states may make their own laws and regulations limiting the processing of personal data, including genetic, biometric or health data. Assisting parties with whom we exchange personal data in complying with the GDPR, or complying with the GDPR ourselves, may cause us to incur substantial operational costs or require us to change our business practices.

Similar initiatives are either in place or under way in the United States. There are a broad variety of data protection laws that are applicable to our activities, and a wide range of enforcement agencies at both the state and federal levels that can review companies for privacy and data security concerns based on general consumer protection laws. The Federal Trade Commission and state Attorneys General all are aggressive in reviewing privacy and data security protections for consumers. New laws also are being considered at both the state and federal levels. For example, the California Consumer Privacy Act, which went into effect on January 1, 2020, is creating similar risks and obligations as those created by GDPR, though the Act does exempt certain information collected as part of a clinical trial subject to the Federal Policy for the Protection of Human Subjects (the Common Rule). Many other states are considering similar legislation. A broad range of legislative measures also have been introduced at the federal level. Accordingly, failure to comply with federal and state laws (both those currently in effect and future legislation) regarding privacy and security of personal information could expose us to fines and penalties under such laws. There also is the threat of consumer class actions related to these laws and the overall protection of personal data. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our reputation and our business.

Given the breadth and depth of changes in data protection obligations, preparing for and complying with such requirements is rigorous and time intensive and requires significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal data collected in the European Union. The GDPR and other changes in laws or regulations associated with the enhanced protection of certain types of sensitive data, such as healthcare data or other personal information from our clinical trials, could require us to change our business practices and put in place additional compliance mechanisms, may interrupt or delay our development, regulatory and commercialization activities and increase our cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against us and could have a material adverse effect on our business, financial condition or results of operations.

The Economic Substance Law in the Cayman Islands may have an adverse effect on our business.

The Cayman Islands is a member of the Organisation for Economic Co-operation and Development, or OECD, Inclusive Framework on Base Erosion and Profit Shifting, and, along with other OECD-compliant jurisdictions, enacted economic substance legislation in January 2019. Pursuant to the legislation, namely the International Tax Cooperation (Economic Substance) Law, as amended, together with related regulations and guidance, collectively referred to as the ES Law, we may need to incur additional costs in order to comply with filing or other requirements. While we are taking steps to comply with the ES Law, such as repatriation of assets domiciled in Cayman Island, there is a risk of inadvertent non-compliance, which could result in the payment of associated penalties. International standards are continuing to develop, and it is anticipated that the ES Law will evolve and be subject to further clarification. Hence, it is not possible to determine with certainty the extent to which the ES Law may affect us.

Our internal computer systems, or those of our future collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of any future collaborators, or other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such systems are also vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by employees, third-party vendors and/or business partners, or from cyberattacks by malicious third parties. Cyber incidents are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Additionally, the risk of cyber-attacks or other privacy or data security incidents may be heightened as a result of our moving increasingly towards a remote working environment, which may be less secure and more susceptible to hacking attacks. For example, we have experienced attempts at phishing and e-mail fraud with the goal of causing payments to be transmitted to an unintended recipient. Cyber incidents could also include the deployment of harmful malware, ransomware, denial-of-service attacks, unauthorized access to or deletion of files, social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information.

In the event any cyberattack security breach or system failure were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position and reputation could be harmed and the development of our product candidates could be delayed.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anticorruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell any products for which we obtain marketing approval outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We could be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

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

In the future, if we decide to market our products outside of the United States, such as in the European Union or the United Kingdom, we would need to obtain additional approvals and comply with additional regulatory requirements.

Our primary regulatory strategy has been to apply first for approvals in the United States for our rare disease programs. We may in the future apply for approvals in Europe and the United Kingdom, following receipt of marketing authorization in the United States or, in the case of BTHS, concurrent with or even prior to United States regulatory interactions. As we also plan to consider collaboration for commercialization efforts in Europe and the United Kingdom, we anticipate that potential commercialization partners may have input into regulatory strategies in those jurisdictions. To date, we have focused our regulatory efforts primarily on achieving approvals and marketing authorization in the United States, but we are now undertaking preliminary efforts in Europe in the context of BTHS, such as discussions for potential partnerships. In order to market any product outside of the United States, we will need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not we obtain FDA approval for a product, we or any future collaborators would need to obtain the necessary approvals by the comparable foreign regulatory authorities before marketing the product in those countries or jurisdictions. We cannot be sure whether and when we would be able to obtain the necessary approvals, which could adversely affect our business and prospects.

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

Risks Related to Ownership of ADSs

Morningside Venture (I) Investments Limited, or MVIL, has a controlling ownership interest in our ordinary shares and the ability to substantially control all matters submitted to shareholders for approval.

As of February 28, 2022, MVIL beneficially owns 66.2% of our ordinary shares. In addition, certain entities associated within MVIL beneficially own an additional 8.2% of our ordinary shares. As a result, MVIL and such entities will be able to control all matters submitted to our shareholders for approval that require an ordinary resolution or special resolution, as well as our management and affairs. For example, MVIL would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

▪
delay, defer or prevent a change in control;
▪
entrench our management or the board of directors; or
▪
impede a merger, consolidation, takeover or other business combination involving us that other shareholders may desire.

MVIL owns a controlling portion of our ordinary shares and may have conflicts of interest with us and other shareholders in the future.

The interests of MVIL may not always be consistent with our interests or the interests of our other shareholders. Accordingly, MVIL could cause us to enter into transactions or agreements of which other holders of our ordinary shares would not approve or make decisions with which such holders would disagree. Gerald L. Chan, one of our directors, is a co-founder of the Morningside group, a private investment group with venture, private equity and property investments. In addition, Reenie McCarthy, our Chief Executive Officer and a director, served as a member of the investment team at Morningside Technology Advisory, LLC (and affiliates) from 1993 through 2016, and remains a director of Morningside Technology Advisory, LLC, which provides advisory services to entities associated with the Morningside group.

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

If we fail to meet the requirements for continued listing on the Nasdaq Global Market or Nasdaq, our ADSs could be delisted from trading, which would decrease the liquidity of our ADSs and our ability to raise additional capital.

Our ADSs are currently listed for quotation on the Nasdaq Global Market. We are required to meet specified financial requirements in order to maintain our listing on the Nasdaq Global Market. These requirements include maintaining a minimum bid price of at least $1.00 per share for our ADSs, which is referred to as the Bid Price Rule, maintaining a minimum market value of listed securities, or MVLS, of $50,000,000 and maintaining a minimum Market Value of Publicly Held Shares, or MVPHS, of $15,000,000. On January 4 and 5, 2022, and on February 14, 2022, we received deficiency letters from the Listings Qualifications Department of the Nasdaq Stock Market notifying that we were not in compliance with the Bid Price Rule, the MVLS and the MVPHS, respectively. We have been provided an initial period of 180 calendar days, for each such deficiency, or until July 5, 2022 and August 10, 2022, to regain compliance with the applicable. If we do not regain compliance with the Bid Price Rule, MVLS and MVPHS by the applicable compliance date, we may be eligible for an additional 180 calendar day compliance period. To qualify, we would need to transfer the listing of our common stock to the Nasdaq Capital Market, provided that we meet the continued listing requirement for the market value of publicly held shares and all other initial listing standards of the Nasdaq Capital Market, with the exception of its bid price requirement, or, if we fail to meet its listing requirements, the OTC Bulletin Board. Any potential delisting of our common stock from the Nasdaq Global Market would make it more difficult for our holders of our ADSs to sell our stock in the public market and would likely result in decreased liquidity and increased volatility for our ADSs.

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

▪
our ability to commercialize or obtain regulatory approval for our product candidates, or delays in commercializing or obtaining regulatory approval;
▪
announcements relating to our clinical trials, including any periodic updates relating to enrollment of trial subjects, adverse events, site initiation, and timing of release of interim analyses and final trial results;
▪
commencement or termination of collaborations for our development programs;
▪
failure or discontinuation of any of our development programs;
▪
results from, or any delays in, clinical trials relating to our product candidates, including our clinical trials for elamipretide;
▪
any need to suspend or discontinue clinical trials due to side effects or other safety risks, or any need to conduct studies on the long-term effects associated with the use of our product candidates;
▪
manufacturing issues related to our product candidates for clinical trials or future products for commercialization;
▪
commercial success and market acceptance of our product candidates following regulatory approval;
▪
undesirable side effects caused by product candidates after they have entered the market;
▪
ability to discover, develop and commercialize additional product candidates;
▪
announcements relating to collaborations that we may enter into with respect to the development or commercialization of our product candidates;
▪
success of our competitors in discovering, developing or commercializing products;
▪
strategic transactions undertaken by us;
▪
additions or departures of key personnel;
▪
product liability claims related to our clinical trials or product candidates;
▪
business disruptions caused by earthquakes or other natural disasters or a public health crisis (for example, an outbreak of a contagious disease such as COVID-19);
▪
disputes concerning our intellectual property or other proprietary rights;
▪
FDA or EMA or other regulatory actions affecting us or our industry;
▪
healthcare reform measures in the United States;
▪
future sales or issuances of equity or debt securities by us;
▪
fluctuations in our semi-annual operating results;
▪
announcement or expectation of additional financing efforts;
▪
sales of our ordinary shares by us, our insiders or other shareholders;
▪
actual and anticipated variations in our results of operations;
▪
changes in securities analysts’ estimates or market perception of our financial performance;
▪
announcements by us of significant acquisitions, disposals, strategic alliances or joint ventures;
▪
market developments affecting us or the markets in which we operate;

▪
regulatory or legal developments, including litigation;
▪
the operating and share price performance of companies that investors consider to be comparable to us;
▪
the depth and liquidity of the market for the ADSs;
▪
the release or expiry of lock-up or other transfer restrictions on our ordinary shares and ADSs;
▪
general economic, political and stock market conditions in the United States and the countries in which we operate and elsewhere in the world; and
▪
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

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the Securities and Exchange Commission, or the SEC, than U.S. companies. This may limit the information available to holders of the ADSs.

We are a “foreign private issuer,” as defined in the rules and regulations of the SEC and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our senior management and supervisory board members are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

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

If we are, or another entity in our group is, a controlled foreign corporation, or CFC, there could be adverse U.S. federal income tax consequences to certain U.S. shareholders.

If a U.S. person is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares (including ADSs), such person may be treated under the Internal Revenue Code of 1986, as amended, or the Code, as a “United States shareholder,” or a Ten-Percent Shareholder, with respect to each CFC in our group, if any. We do not believe that we were a CFC for our taxable year ended December 31, 2021; we have not made a determination regarding our CFC status in the current taxable year, and we may become a CFC in the current or a subsequent taxable year. In addition, because Stealth BioTherapeutics Corp has a U.S. subsidiary, any future newly formed or acquired non-U.S. subsidiaries of Stealth BioTherapeutics Corp may be treated as CFCs, regardless of whether we are treated as a CFC.

A Ten-Percent Shareholder of a CFC may be required to annually report and include in its taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by the CFC, regardless of whether it makes any distributions. In addition, a Ten-Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. An individual that is a Ten-Percent

Shareholder with respect to a CFC generally is not allowed certain tax deductions or foreign tax credits that would be allowed to a Ten-Percent Shareholder that is a U.S. corporation.

Failure to comply with CFC reporting obligations may subject a Ten-Percent Shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any Ten-Percent Shareholder information that may be necessary to comply with the reporting and tax-paying obligations applicable under the CFC rules of the Code.

Our status, or the status of any subsidiary, as a CFC will generally not have any U.S. federal income tax consequences for U.S. shareholders holding our ordinary shares or ADSs who are not Ten-Percent Shareholders.

If we are a passive foreign investment company, or PFIC, for any taxable year, there could be adverse U.S. federal income tax consequences to certain U.S. shareholders.

Under the Code, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income (including cash and cash-equivalents). For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation. If we are a PFIC for any taxable year during which a U.S. person holds our shares, such U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC in future years, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, the imposition of interest charges on certain taxes treated as deferred and additional reporting requirements.

Based on our analysis of our activities and current estimates (and not fully audited financials) of the composition of our income and assets, and taking into account the market price of our ordinary shares and ADSs, we do not believe that we were a PFIC in our taxable year ended December 31, 2021. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis as of the end of each taxable year, applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. In addition, for our current and future taxable years, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year, we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any financing. We may be a PFIC for any taxable year in which we do not generate sufficient amounts of active income to offset our passive income. Therefore, we cannot express an expectation regarding our PFIC status for the current or any future taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the U.S. Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position.

Certain consequences of being a U.S. shareholder in a PFIC may be mitigated in some circumstances through the making of certain elections. We cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to permit such elections to be made.

If we are a PFIC, certain U.S. shareholders will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect subsidiaries or any other entities in which we hold equity interests that also are PFICs, or lower-tier PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. shareholder.

Failure to comply with PFIC reporting obligations may subject a U.S. shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax-paying obligations applicable under the PFIC rules of the Code. If we are classified as both a CFC (as discussed above) and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. shareholders that meet the definition of a Ten-Percent Shareholder during the period in which we are a CFC.

We intend to continue to rely on Nasdaq rules that permit us to comply with applicable Cayman Islands corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore the rights of our shareholders will differ from the rights of shareholders of a U.S. domestic issuer.

As a foreign private issuer whose ADSs are listed on The Nasdaq Global Market, we are permitted in certain cases to follow Cayman Islands corporate governance practices instead of the corresponding requirements of Nasdaq rules. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed instead of any such requirement. In accordance with Cayman Islands law:

▪
we do not require a remuneration committee to have entirely independent directors;
▪
we do not require an independent director oversight of director nominations;
▪
we do not require the board of directors to have regularly scheduled meetings at which only independent directors are present;
▪
we are not required to obtain shareholder approval for transactions of the equity issuances covered by Nasdaq Rule 5635(d), which requires shareholder approval of equity issuances in connection with acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements.

For further information upon the differences between Delaware law and Cayman Islands law, please see “Description of Share Capital and Articles of Association—Differences in Corporate Law” in our preliminary prospectus, filed with the SEC on Form F-1 on August 5, 2021, which information is incorporated by reference in this annual report.

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

We incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance initiatives and corporate governance practices.

As a public company we incur significant legal, accounting and other expenses that we did not incur as a private company, and we expect these expenses to increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act of 2002, or SOX, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time towards maintaining compliance with these requirements. Moreover, these requirements have increased our legal and financial compliance costs and make some activities more time consuming and costly.

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

On June 2, 2020, we entered into the Purchase Agreement with Lincoln Park Capital Fund LLC, or Lincoln Park, pursuant to which Lincoln Park has committed to purchase up to $20.0 million of our ordinary shares over the 36-month period commencing on June 22, 2020. As of December 31, 2021, pursuant to the Purchase Agreement a total of 45,774,552 ordinary shares were sold to Lincoln Park for aggregate gross proceeds totaling $5.3 million. On August 6, 2020, we entered into the At The Market Offering Agreement, or ATM Offering Agreement, with H.C. Wainwright & Co., LLC, or Wainwright, pursuant to which we may offer and sell, from time to time through Wainwright, ADSs. We generally have the right to control the timing and amount of any future sales of ordinary shares to Lincoln Park or ADSs through Wainwright. Sales of ordinary shares or ADSs to Lincoln Park or through Wainwright, respectively, will depend upon market conditions and other factors to be determined by us. We may decide to sell the remaining ordinary shares to Lincoln Park pursuant to the Purchase Agreement and/or we may decide to sell all, some or none of the ADSs through Wainwright pursuant to the ATM Offering Agreement. Further sales to Lincoln Park or any sales through Wainwright by us could result in substantial dilution to the interests of other holders of our ordinary shares and ADSs. Additionally, the sale of a substantial number of ordinary shares to Lincoln Park or ADSs through Wainwright, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. Lincoln Park may resell all, some or none of the ordinary shares that it has acquired and may acquire in the future at any time or from time to time in its discretion. If and when we do sell ADSs through Wainwright, after the purchaser has acquired the ADSs, such purchaser may resell all, some or none of those ADSs at any time or from time to time in its discretion.

As of March 31, 2022, we have also reserved 159,699,644 ordinary shares that we may issue under our equity compensation plans. The ADSs representing these ordinary shares can be freely sold in the public market upon issuance and once vested, subject to volume limitations applicable to affiliates.

We have issued warrants to purchase an aggregate of 161,823,177 ordinary shares to MVIL in connection with funding under our Development Funding Agreement. Further, in connection with our entry into the venture loan facility, we issued the Lenders warrants to purchase up to an aggregate of 13,636,364 ordinary shares. Subject to compliance with applicable securities laws, and volume limitations, ADSs representing the ordinary shares issued upon exercise of these warrants may be sold in the public market.

We do not anticipate paying any cash dividends on the ADSs in the foreseeable future. Accordingly, holders of ADSs must rely on capital appreciation, if any, for any return on their investment.

We have never declared nor paid cash dividends on our share capital. We currently plan to retain all of our future earnings, if any, to finance the operation, development and growth of our business. In addition, the terms of our venture loan and security agreement with the Lenders restrict our ability to pay cash dividends. As a result, capital appreciation, if any, of the ADSs will be your sole source of gain for the foreseeable future. However, if we do pay a cash dividend on our ordinary shares and ADSs in the future, we may only pay such dividend out of our profits or share premium (subject to applicable solvency requirements) under Cayman Islands law.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for the ADSs will likely depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will continue to cover us or provide favorable coverage. If one or more analysts downgrade the ADSs or change their opinion of the ADSs, our share price would likely decline. . In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs or trading volume to decline.

Holders of our ADSs have fewer rights than our shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs have appointed the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw the ordinary shares underlying their ADSs to allow them to vote directly with respect to any specific matter. We cannot assure any holders of our ADSs that they will receive voting materials in time to instruct the depositary to vote, and it is possible that such holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Furthermore, the depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and may lack recourse if their ADSs are not voted as they request. In addition, ADS holders will not be able to call a shareholders’ meeting. See “Description of American Depositary Shares” in our preliminary prospectus filed with the SEC on Form F-1 on August 5, 2021, which information is incorporated by reference in this annual report.

Holders of our ADSs may face limitations on transfer and withdrawal of underlying ordinary shares.

Our ADSs, which may be evidenced by American Depositary Receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of the ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares. In addition, holders of the ADSs may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. See “Description of American Depositary Shares” in our preliminary prospectus filed with the SEC on Form F-1 on August 5, 2021, which information is incorporated by reference in this annual report.

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

Our shareholders may face difficulties in protecting their interests, and their ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law and many of our directors reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, referred to as our Articles of Association, the Companies Law (2020 Revision) (as amended) of the Cayman Islands, referred to as the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. Similarly, the rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States, and some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a Cayman Islands exempted company, we may not have standing to initiate a derivative action in a federal court of the United States. As a result, our shareholders may be limited in their ability to protect their interests if they are harmed in a manner that would otherwise enable them to sue in a United States federal court. In addition, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

Shareholders of Cayman Islands exempted companies like us have very limited statutory rights under Cayman Islands law to inspect the corporate records of Cayman Islands exempted companies into which they are invested and have no statutory rights to obtain copies of registers of shareholders of Cayman Islands exempted companies. Although our shareholders may request access to our books and records, our directors have discretion under our Articles of Association to determine whether or not, and under what conditions, certain of our corporate records may be inspected by our shareholders. Under the Companies Law, shareholders are entitled to view our Articles of Association. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

The Cayman Islands has no legislation specifically dedicated to the rights of investors in securities or statutorily defined private causes of action to investors in securities such as those found under the Securities Act of 1933, as amended, or the Exchange Act. Subject to limited exceptions, under Cayman Islands law, a shareholder is not entitled to bring a derivative action against the board of directors. U.S.-style class action lawsuits are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings in a similar fashion.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, or members of the board of directors than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the U.S. Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders, see “Description of Share Capital and Articles of Association—Differences in Corporate Law” in our preliminary prospectus filed with the SEC on Form F-1 on August 5, 2021, which information is incorporated by reference in this annual report.

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

Directors of Cayman Islands exempted companies are required to observe certain fiduciary duties. These fiduciary duties are owed to the Cayman Islands company and include the duty to act in the best interests of the company and the shareholders as a whole. However, the fiduciary duties of a director of a Cayman Islands exempted company may not be the same as the fiduciary duty of a director of a Delaware corporation.

In addition, controlling shareholders of Delaware corporations may owe fiduciary duties to minority shareholders, while shareholders (including controlling shareholders) of Cayman Islands companies generally owe no fiduciary duties to the company or other shareholders.

The rights of our shareholders to bring shareholders’ suits against us or our board of directors under Cayman Islands law are much more limited than those of shareholders of a Delaware corporation. For example, under Cayman Islands law, a shareholder who wishes to bring a claim against a director would generally need to obtain permission from the Grand Court of the Cayman Islands, or Cayman Islands Court, to bring a derivative action, in the name of the company, against the director. This is because the director of a Cayman Islands exempted company owes duties to the company and not to individual shareholders. As a result, our shareholders, including holders of ADSs, may have more difficulty protecting their rights in connection with actions taken by our directors than they would as shareholders of a U.S. corporation.

Minority shareholders in a Cayman Islands exempted company have more limited rights than minority shareholders in a Delaware corporation in relation to mergers and similar transactions that the company may carry out. For example, if a merger under the Companies Law involving a Cayman Islands exempted company is approved by the requisite majority of shareholders, a dissenting minority shareholder would have the right to be paid the fair value of their shares (which, if not agreed between the parties, will, following the course of legal proceedings, be determined by the Cayman Islands Court) if the shareholders follow the statutorily prescribed procedure for initiating such proceedings, subject to certain exceptions. Such dissenter rights differ substantially from the appraisal rights, which would ordinarily be available to dissenting shareholders of Delaware corporations. Further, if a takeover offer is made to the shareholders of a Cayman Islands exempted company and accepted by holders of 90% of the shares affected, the offeror may require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Islands Court, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion. A minority shareholder in this scenario would have no rights comparable to the appraisal rights which would generally be available to a dissenting shareholder of a U.S. corporation in similar circumstances. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the U.S. Delaware General Corporation Law applicable to companies incorporated in Delaware and their shareholders, see “Description of Share Capital and Articles of Association—Differences in Corporate Law” in our preliminary prospectus filed with the SEC on Form F-1 on August 5, 2021, which information is incorporated by reference in this annual report.

Item 4. Information on the Company

A. History and development of the company.

Our registered office is located at c/o Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay KY1-9005 Cayman Islands. We have two wholly owned subsidiaries: Stealth BioTherapeutics Inc., a Delaware company, which we refer to as Stealth Delaware and Stealth BioTherapeutics (HK) Limited, a company incorporated with limited liability under the laws of Hong Kong. Our agent for service of process in the United States is Stealth Delaware, and the executive offices of Stealth Delaware are located at 140 Kendrick Street, Needham, MA 02494, and the telephone number there is (617) 600-6888. Our website address is www.stealthbt.com. We have included our website address in this annual report as an inactive textual reference only. The information contained in, or accessible through, our website does not constitute part of this annual report on Form 20-F. The U.S. Securities and Exchange Commission, or SEC, maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

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

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to $0.1 million, $0.04 million and $0.1 million, respectively. In the three-year period ended December 31, 2021, we have invested a total of $0.2 million in equipment and facilities.

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

We are studying elamipretide in the following indications:

•
Geographic atrophy or GA, an advanced form of dry age-related macular degeneration, for which we conducted ReCLAIM, a Phase 1 clinical trial, in the United States and are expecting to announce data from ReCLAIM-2, our fully enrolled Phase 2b clinical trial, early in the second quarter of 2022; and
•
Primary mitochondrial myopathy due to nuclear DNA, or nDNA, mutations, or nPMM, for which we are currently recruiting patients for enrollment in NuPOWER, a Phase 3 clinical trial. We have designed this trial to focus upon patients with nDNA mutations because we observed improvements in this prespecified subgroup of patients in our previous Phase 3 primary mitochondrial myopathy trial.

We are evaluating the potential for additional clinical trials of elamipretide in the following neuromuscular and cardiac diseases in which mitochondrial dysfunction is implicated:

▪
Duchenne muscular dystrophy, or DMD, where deficits in dystrophin and associated mitochondrial dysfunction lead to a progressive decline in skeletal and cardiac muscle function; and
▪
Barth syndrome, or BTHS, where deficits in cardiolipin lead to a progressive decline in skeletal and cardiac muscle function.

We hope to submit one or more investigational new drug applications, or INDs, for elamipretide for the treatment of DMD during 2022. Subject to ongoing regulatory discussions, we are evaluating the feasibility of conducting another Phase 3 clinical trial in BTHS, where we have previously conducted a Phase 2/3 clinical trial and a Phase 3 retrospective natural history controlled clinical trial.

Our second clinical product candidate, SBT-272, is a novel peptidomimetic that has been shown to increase adenosine triphosphate, or ATP, production and decrease levels of reactive oxygen species, or ROS, in dysfunctional mitochondria in preclinical studies. In early experiments, SBT-272 demonstrated higher mitochondrial uptake and greater concentrations in the brain relative to elamipretide. We are developing SBT-272 for rare neurological diseases involving mitochondrial dysfunction, with a preliminary focus on amyotrophic lateral sclerosis, or ALS, and frontotemporal lobar degeneration, or FTLD. Results from a Phase 1 clinical trial of orally administered SBT-272 in healthy human volunteers completed during 2020 showed that orally administered SBT-272 did not reach desired drug exposure levels. We have initiated a Phase 1 clinical trial of subcutaneous SBT-272 in healthy human volunteers and plan to initiate chronic toxicology studies to support the potential initiation of a Phase 2 clinical trial in patients. We are also conducting additional preclinical studies in other neurological disease models to inform our decisions regarding potential additional indications.

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

As of December 31, 2021, we held exclusive worldwide rights or an option for exclusive worldwide rights under 435 issued patents and 185 patent applications to protect our platform and product candidates. We have exclusive worldwide rights to elamipretide and a second product candidate, SBT-20, both of which we licensed from Cornell Research Foundation, Inc., a subsidiary of Cornell University, or Cornell, and Institut de recherches cliniques de Montréal, or the IRCM, in 2006. The unique mitochondrial activity of elamipretide was first published in The Journal of Biological Chemistry in August 2004. Since licensing elamipretide and SBT-20, we and our collaborators have published approximately 100 peer-reviewed articles highlighting the activity of our compounds in several disease models, including heart failure, kidney disease, skeletal muscle weakness, diabetic retinopathy and neurodegenerative diseases. Our compounds have been evaluated in preclinical and clinical studies at academic and clinical institutions, including Boston Children’s Hospital, Charité Berlin, Children’s Hospital of Philadelphia, Columbia University, Cornell University, Duke University, Johns Hopkins University, Massachusetts General Hospital, Mayo Clinic, Stanford University, University of California Los Angeles, University of California San Diego, University of Colorado and University of Washington.

Our Pipeline

The following table summarizes our development pipeline, including preclinical studies and ongoing and planned clinical trials of our product candidates.

Our Strategy

We aspire to lead the development of mitochondrial medicine to improve the lives of patients with severe unmet medical needs. Our strategy is to focus on near-term rare disease opportunities in ophthalmic, neuromuscular, cardiac and neurological indications, while continuing to progress the potential of our approach to treat diseases associated with aging in which mitochondrial dysfunction has been implicated. Particularly for larger common disease indications associated with aging, we plan to assess development collaborations with industry leaders. To achieve our goals, we intend to:

Progress the clinical and preclinical development of our mitochondrial medicines in ophthalmology

We are developing elamipretide for ophthalmic conditions associated with mitochondrial dysfunction. We intend to continue to rapidly advance elamipretide through the completion of our Phase 2b clinical trial in GA, which was fully enrolled in the first quarter of 2021, with data expected to be announced early in the second quarter of 2022. We have received Fast Track designation for this indication in the United States. We are also exploring elamipretide and our second-generation and pipeline mitochondrial medicines in preclinical models of other ophthalmic diseases.

Advance the development of our mitochondrial medicines for rare neuromuscular diseases

We are currently recruiting patients with primary mitochondrial myopathy due to nPMM, for enrollment in a pivotal trial of elamipretide. We have reached alignment with the U.S. Food and Drug Administration, or the FDA, regarding the trial design for this trial. We have received Fast Track and Orphan Drug designations for this indication in the United States. Subject to continued planning efforts, we hope to file one or more INDs for elamipretide in DMD during 2022. We have reached preliminary alignment with the FDA regarding the trial design for a trial assessing elamipretide in patients with cardiomyopathy associated with DMD. We have also observed in a preclinical model of DMD that administration of elamipretide in combination with a phosphorodiamidate morpholino oligomer, or PMO, more than doubles the levels of dystrophin in animals than administration of the PMO alone. PMOs are part of an approved therapeutic class of antisense oligonucleotides that mediate exon-skipping to improve dystrophin levels in DMD. We are evaluating the feasibility of a combination trial of elamipretide and a PMO to improve dystrophin levels in patients with DMD and plan to request a pre-IND meeting with the FDA during 2022 to discuss this development effort.

Advance the development of our mitochondrial medicines in rare cardiomyopathies

We have conducted SPIBA-001, a Phase 3 retrospective natural history control trial, and TAZPOWER, a Phase 2/3 double-blind placebo-controlled trial, in BTHS. We observed improvements in cardiac and clinical endpoints in SPIBA-001 and during the open-label extension portion of TAZPOWER. In October 2021 FDA refused to file our NDA submitted in August 2021 on the basis that these data are insufficient to demonstrate substantial evidence of effectiveness. We are continuing to discuss the feasibility of conducting additional clinical studies to support NDA resubmission with the FDA, which has said that it is also evaluating the possibility of assessing efficacy on the basis of nonclinical data since the ultra-rare nature of this disease introduces potential ethical issues with further clinical research. We have received Rare Pediatric and Fast Track designations for BTHS in the United States and Orphan Drug designations for BTHS in the United States and the European Medicines Agency, or the EMA. In addition to our continued discussions with the FDA, we are evaluating regulatory pathways in Europe. We are continuing to evaluate the potential for elamipretide in other rare cardiomyopathies and also plan to explore our second-generation and pipeline mitochondrial medicines in preclinical models of cardiac dysfunction.

Advance the development of SBT-272 and the SBT-550 series for rare neurological diseases

We are developing SBT-272 for rare neurological diseases. We have observed that SBT-272 has mitochondria-protective and neuroprotective effects across nonclinical models of ALS, frontotemporal dementia, or FTD, alpha-synucleinopathy, or α-Syn, a rare form of dementia that is similar to Parkinson’s disease, or PD, Huntington’s disease and ischemic stroke. We have also observed SBT-272-mediated improvements in functional assessments, lifespan, inflammation, and reduction of protein aggregates across certain of these nonclinical models. We have initiated a Phase 1 clinical trial of subcutaneous SBT-272 in healthy human volunteers and plan to initiate chronic toxicology studies in animals during 2022. We have identified ALS and FTD as the indications of highest interest for our initial clinical development of SBT-272, and we are conducting additional preclinical studies in other neurological disease models to inform our decisions regarding potential additional indications. We are also evaluating compounds in the SBT-550 family for rare neurological indications, including Friedreich’s ataxia, or FRDA.

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

Mitochondria are highly specialized structures. They have their own DNA, called mitochondrial DNA, or mtDNA, which is inherited only from our mothers and is separate and distinct from nDNA. In addition, they are under dual genetic control with nDNA, which encodes for over 90% of the mitochondrial proteome. Mitochondria are located within the cell, which is protected by the cell membrane, and they also have their own inner and outer membrane, which create further barriers to the effective delivery of therapeutics to these specialized organelles. In normal mitochondria, cardiolipin, which is a phospholipid unique to the mitochondria, is responsible for creating folds, called cristae, in the inner mitochondrial membrane, or IMM. The cristae house the electron transport chain, or ETC, which is composed of five protein complexes responsible for mitochondrial ATP production through a process known as oxidative phosphorylation. The curved architecture of the cristae in the IMM is essential to keep the electron transport chain complexes in optimal close configuration for normal oxidative phosphorylation.

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

Correct mitochondrial morphology is also essential for mitochondrial network connectivity and function. Mitochondrial networks exhibit coordination of inner mitochondrial membrane cristae at inter-mitochondrial junctions.

This mitochondrial network connectivity is associated with cellular signaling pathways, including:

▪
fusion, in which mitochondria join to spread metabolites, enzymes and mitochondrial gene products through the mitochondrial network, optimizing mitochondrial function and counteracting the accumulation of mitochondrial mutations during aging;
▪
fission, or the division of mitochondria, which plays an important role in the removal of damaged organelles;
▪
mitophagy, a mechanism to remove damaged mitochondria;
▪
ROS-mediated pathways, including the PI3K/Akt pathway, an intracellular signaling pathway important in regulating the cell cycle, and the tumor necrosis factor alpha (TNFα) signaling pathway, a proinflammatory pathway involved in various biological processes including regulation of cell proliferation, differentiation, apoptosis and immune response;
▪
calcium regulation, entailing the transfer of calcium from the endoplasmic reticulum to the mitochondria to facilitate mitochondrial respiration, disrupted calcium regulation is thought to be implicated in cardiomyopathy associated with DMD and FRDA, as well as in heart failure with preserved ejection fraction, or HFpEF;
▪
various transcription factors, which are proteins that control the rate of transcription of genetic information from DNA to messenger RNA; and

▪
certain protein kinase C (PKC) signaling pathways that can affect cardiomyocyte function and are involved in the induction of mitophagy.

Cardiolipin is also required for the structural integrity of the translocase of outer membrane, or TOM, which serves as a central entry gate for almost all mitochondrial proteins including replisome-related proteins, which are deficient in most patients with nPMM, tafazzin, which is deficient in BTHS, and frataxin, which is deficient in FRDA.

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

Various diseases alter cardiolipin composition and reduce cardiolipin content within the mitochondria. In BTHS, which entails a cardiolipin deficiency, experiments in patient-derived lymphoblastoid cell lines showed 50%-60% less cardiolipin than control cell lines, and work done in BTHS patient-derived cardiomyocytes, or heart cells, showed up to 75% less cardiolipin than control cardiomyocytes. Cardiolipin and lipid peroxidation have also been implicated in FRDA, and cardiolipin decrements or alterations have been observed in DMD and in both pediatric and adult patients with heart failure. Aging has also been shown to decrease cardiolipin content in high energy-demanding organs, such as the heart, brain, liver and kidney, as well as the epidermis. Studies suggest that oxidative stress and peroxidation of cardiolipin may contribute to the overall loss of cardiolipin content in these diseases.

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

Elamipretide is known to compensate for cardiolipin deficit by improving the packing, or aggregation, of cardiolipin and other membrane lipids. Elamipretide reacts electrostatically with the anionic headgroups of cardiolipin and hydrophobically with the acyl chains of cardiolipin, as depicted below, to aggregate cardiolipin more densely within the inner mitochondrial membrane. This improved packing of cardiolipin promotes membrane curvature, or cristae formation, and surface area, leading to improvements in supercomplex association and oxidative phosphorylation and reduction in oxidative stress.

In nonclinical studies or clinical trials, we have observed that elamipretide normalized function in dysfunctional mitochondria, including by reducing peroxidation of cardiolipin, increasing mitochondrial respiration (the process by which mitochondria produce energy), improving ATP levels, reducing formation of ROS and reducing inflammation, fibrosis and cell death. Importantly, we have not observed any effect of elamipretide on healthy or normal mitochondria.

Following treatment with elamipretide and other pipeline candidates, we observed normalization of mitochondrial morphology across various disease models, including models of diabetic retinopathy, and kidney reperfusion injury, each of which were published in Clinical Pharmacology & Therapeutics in December 2014.

We are also developing products to address other aspects of mitochondrial dysfunction beyond cardiolipin. We believe that our SBT-550 series of compounds acts upon the ferroptosis pathway, a recently recognized pathway for regulated cell death characterized morphologically by the presence of smaller than normal mitochondria with condensed mitochondrial membrane densities, reduction or vanishing of mitochondria cristae, and outer mitochondrial membrane rupture, which has been implicated in many neurological diseases. We are also progressing our carrier program in which we utilize our proprietary compounds as mitochondria-targeted vectors to deliver other beneficial compounds to the mitochondria.

Our Product Candidates

We believe that our product candidates have significant potential to address the ophthalmic, neuromuscular, cardiac and neurological symptoms of various diseases associated with mitochondrial dysfunction. In addition to our clinical and preclinical focus on rare and common age-related ophthalmic diseases, rare neuromuscular diseases, rare cardiomyopathies and rare neurological diseases, we have conducted preclinical studies and Phase 1 and Phase 2 clinical trials in common diseases and conditions that affect the organs in the body that have significant mitochondrial content to meet their high energy needs; these include the heart, the kidney, the brain (inclusive of the visual system) and skeletal muscle. We believe that our product candidates may be most relevant for the visual system, the cardiorenal system and the brain, which are innately highly dependent on mitochondrial bioenergetics, and we expect these to continue to be key focus areas with respect to some of our pipeline compounds.

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

Elamipretide

Elamipretide is a mitochondria-protecting peptide that is known to compensate for cardiolipin deficit by improving lipid packing, membrane curvature and membrane surface area. Elamipretide has been reported to be well tolerated in clinical trials in over 1,000 subjects systemically exposed to it to date. See “—Elamipretide Safety Data” below. We are evaluating elamipretide in ophthalmic indications, including GA, for which we have received Fast Track designation from the FDA. We expect to announce data from our ongoing Phase 2b clinical trial in patients with GA early in the second quarter of 2022. We are evaluating or plan to evaluate elamipretide in rare neuromuscular conditions where we have the potential for expedited regulatory review, including PMM, for which we have received Fast Track and Orphan Drug designation in the United States, and DMD. We are currently recruiting patients for enrollment in our Phase 3 clinical trial for elamipretide in nPMM. We have reached preliminary alignment with the FDA on the design of a Phase 2 clinical trial of elamipretide in patients who have cardiomyopathy associated with DMD, and plan to submit our IND for that indication during 2022. We also hope to meet with the FDA during 2022 to discuss the potential development of elamipretide in combination with a PMO to improve dystrophin levels in affected DMD patients. We are evaluating elamipretide in rare cardiomyopathies where we have the potential for expedited regulatory review, including BTHS, for which we have received Fast Track designation from the FDA and Orphan Drug designation from the FDA and EMA, and with respect to which we are engaged in ongoing discussions with the FDA regarding the feasibility of an additional clinical trial and the availability of other pathways for regulatory review.

Ophthalmic Diseases

Normal mitochondria play a critical role for ocular function, and dysfunctional mitochondria are implicated in several rare and common diseases of the eye. Ophthalmologic diseases that have not traditionally been considered to have obvious mitochondrial origins are increasingly recognized to result in part from impaired mitochondrial function, increased oxidative stress and increased apoptosis. As a high energy-demand organ, the eye is particularly susceptible to the consequences of mitochondrial damage. Oxidative damage that results over time from inherited mtDNA mutations or prolonged oxidative stress instability leads to cumulative mitochondrial damage, which is recognized to be an important pathogenic factor in age-related ophthalmologic diseases such as dry age-related macular degeneration, or dry AMD, diabetic retinopathy and glaucoma as well as in inherited ophthalmologic disorders such as Leber’s hereditary optic neuropathy, or LHON.

We have observed beneficial effects of treatment with elamipretide in preclinical models of dry AMD, diabetic retinopathy and glaucoma. We have dosed elamipretide both topically, instilled as a topical ophthalmic solution, and systemically, by subcutaneous injection, in different animal models and in early clinical trials. We observed improvement from baseline in visual function in subjects enrolled in a Phase 1 clinical study of elamipretide in dry AMD who were treated with 40 mg subcutaneous systemic elamipretide injections once daily for six months. We also observed signs of clinical benefit in a Phase 1/2 clinical trial of elamipretide topical ophthalmic solution in patients with Fuchs’ corneal endothelial dystrophy, or Fuchs, and in the open-label extension portion of a Phase 2 clinical trial of elamipretide topical ophthalmic solution in patients with LHON. Based on our studies in animals, we believe that higher concentrations of elamipretide may be found in the retina following subcutaneous administration than topical ophthalmic administration.

Geographic Atrophy. We are advancing development of elamipretide for GA, an advanced form of dry AMD. Dry AMD is a common ophthalmic disease associated with aging and the leading cause of blindness among older adults in the developed world. GA is estimated to impact approximately two million individuals in the United States. There are no treatments approved by the FDA or EMA for the disease. The FDA has granted Fast Track designation to elamipretide for this disease in the United States.

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

We conducted our ReCLAIM Phase 1 open-label clinical trial at Duke Eye Center to evaluate the safety, tolerability and efficacy of daily subcutaneous injections of 40 mg elamipretide given over 24 weeks to 40 individuals with intermediate characteristics of dry AMD, including 21 individuals with high-risk drusen, the most common early sign of dry AMD, and 19 individuals with extra-foveal or non-central geographic atrophy, which refers to areas of dysfunctional macula that do not impinge on the fovea, or the center of the macula. All subjects had a five-letter or greater deficit in low luminance visual acuity, or LLVA, at baseline. For the 19 subjects with high-risk drusen and 15 subjects with non-central geographic atrophy who completed 24 weeks of therapy, we observed significant improvements from baseline in both cohorts, as summarized below.

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

Since we did not have a placebo, or control group, in this study, we evaluated natural history data and prior placebo-controlled trials of subjects with similar disease burden to understand the likelihood that we would observe a learning or placebo effect in this study. In a number of other reported interventional studies conducted by others, including Chroma, Spectri and Filly (combined n>700), as well as in several natural history studies conducted by others, including Proxima, Holz and Ladd (combined n>250), best corrected visual acuity, or BCVA, was observed to decline in similar patient groups by four to six letters over an up to one-year period, and LLVA was observed to decline in similar patient groups by approximately two letters over a six-month to one-year period. In the once-monthly interventional and sham arms of the Filly trial, LLVA was observed to decline by 1 letter over a six-month period. This supports our belief that the improvements observed in the ReCLAIM trial are unlikely to be due to the natural variability of the disease.

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

We also assessed the rate of progression of geographic atrophy in the extra-foveal geographic atrophy cohort relative to what has been observed in other studies. The typical rate of geographic atrophy progression in dry AMD is well understood from prior studies and the natural history, and we believe slowing of geographic atrophy progression could be a meaningful endpoint as we pursue approval by the FDA. This analysis was conducted using several types of imaging technologies including fundus auto-fluorescence, or FAF, an advanced imaging technique for observing the fundus, which is the interior surface of the eye opposite the lens including the retina, optic disk, macula, fovea and posterior pole, FAF squared, or FAF SQRT, a calculation performed to eliminate dependence of growth rates on lesion measurements, and optical coherence tomography, or OCT, a non-invasive imaging test which uses light waves to take cross-sectional pictures of the retina, also squared, or OCT SQRT, to eliminate dependence of growth rates on lesion measurements. Each of these imaging technologies showed that six months’ treatment with elamipretide was associated with slower progression of geographic atrophy than was observed in prior published studies conducted by others (assuming, for prior studies which were completed over a longer time period, a linear progression of geographic atrophy enabling calculation at the six-month time point). After six months of elamipretide treatment, FAF demonstrated mean growth of 0.50 mm2, versus 0.91 mm2 mean observation from ten prior studies over a similar time period (assuming linear progression), FAF SQRT demonstrated mean growth of 0.136 mm, versus 0.19 mm mean observation from five prior studies over a similar time period (assuming linear progression), and OCT SQRT demonstrated mean growth of 0.11 mm, versus 0.18 mm mean observation from five prior published studies over a similar time period (assuming linear progression). By comparison, after six months in the once monthly interventional and sham arms of the FILLY trial, which studied patients with GA, FAF SQRT demonstrated mean growth of 0.156 and 0.17 respectively, and after six months in the 2 mg interventional and sham arms of the GATHER-1 trial, which studied patients with extra-foveal GA, FAF SQRT demonstrated mean growth of 0.14 and 0.195 respectively. Although the patient populations in these trials do not entirely overlap since we are studying extra-foveal GA, which is expected to grow more rapidly than foveal GA, and smaller lesion sizes, we believe reported growth rates utilizing FAF SQRT to eliminate dependence of growth rates on lesion measurements would be similar.

We conducted a post hoc analysis of the ReCLAIM trial data, to assess whether there was any relationship between baseline mitochondrial dysfunction and improvement in visual function which could help inform inclusion criteria for any Phase 3 trial we may initiate in the future. Most of the mitochondria in the retina are located in the ellipsoid zone, or EZ, which is a layer of the retina located proximate to the photoreceptors and near the retinal pigment endothelium, as shown below in an OCT image of a normal eye. It has been previously reported that patients with the early stages of AMD exhibit reduced relative intensity of the EZ when compared with healthy controls, and that in eyes with GA, retinal areas with disrupted EZ have a greater risk for progressing to dense areas of atrophy compared with areas with intact EZ.

The data, presented at the 2021 Association for Research in Vision and Ophthalmology (ARVO) Virtual Annual Meeting, showed that for patients with GA treated with elamipretide for 24-weeks, improvements from baseline in LLVA were significantly correlated to both baseline macular percentage of total EZ attenuation (r = -0.72; P = 0.002) and the baseline volume of the area between the ellipsoid zone and the retinal pigment epithelium layer of the retina, or EZ-RPE volume (r = 0.62; P = 0.01), with eyes gaining 2 or more lines of LLVA having significantly less macular total EZ attenuation at baseline (9.0% vs 27%; P = 0.03) and significantly less percentage area of macular GA (4.7% vs 15.6%; P = 0.004). We believe that these data support the mitochondrial pathophysiology of vision loss in dry AMD, provide further support for our Phase 2b study inclusion criteria, which was modelled on our Phase 1 inclusion criteria, and offer potentially valuable enrichment strategies for any future Phase 3 trials we may initiate.

We initiated ReCLAIM 2, a Phase 2b placebo-controlled clinical trial with once daily subcutaneous dosing in subjects with extra-foveal geographic atrophy in March 2019. ReCLAIM 2 enrolled 176 subjects who were randomized two-thirds:one-third to elamipretide 40 mg once daily subcutaneous injection or placebo for a 48-week period. Eligible subjects are required to have a geographic atrophy area greater than or equal to 0.05mm2 and less than 10.16 mm2, BCVA greater than or equal to 55 letters and greater than 5 letters low luminance deficit. The primary efficacy endpoint family in ReCLAIM 2 is comprised of low-luminance best-corrected visual acuity and FAF SQRT; secondary and exploratory efficacy endpoints include BCVA, FAF, OCT, EZ attenuation and volume, low-luminance best-corrected visual acuity, low-luminance reading acuity, National Eye Institute Visual Function Questionnaire-39 score, visual function by the Low-luminance Questionnaire and conversion to choroidal neovascularization.

We completed enrollment in the ReCLAIM 2 clinical trial in February 2021, and we expect to announce data early in the second quarter of 2022.

Although we believe that individuals experiencing a progressive decline in visual activity will be compliant with daily subcutaneous injections, we are evaluating the feasibility of developing a sustained-release formulation for intravitreal injection for this indication. We expect to have data to inform a decision on Phase 3 formulation during 2022.

Rare neuromuscular diseases

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

nPMM. We have initiated NuPOWER, a Phase 3 clinical trial of elamipretide for primary mitochondrial myopathy due to nPMM. We observed improvement in this subgroup of patients in our previous primary mitochondrial myopathy development program, which enrolled participants irrespective of their genetic diagnosis (i.e., including both nDNA and mtDNA mutations). We have received Fast Track and Orphan Drug designations from the FDA for the development of elamipretide for this indication.

We previously studied elamipretide in three clinical trials for the treatment of primary mitochondrial myopathy, a disease characterized by debilitating skeletal muscle weakness, exercise intolerance and fatigue accompanied by a confirmed molecular genetic diagnosis with mutations in one or more of an estimated 250 different nDNA or mtDNA genes. Although we did not observe improvement overall in MMPOWER-3, our Phase 3 clinical trial, we did observe improvement in a prespecified subgroup of patients with nDNA mutations, most of whom had mutations in nuclear genes encoding for proteins necessary for mtDNA replication, or replisome-related mutations. Scientifically, this may be due to the fact that cardiolipin, which is the target for elamipretide, is involved in mitochondrial protein and metabolite transporters which mediate the import of nDNA encoded proteins into the mitochondria and is also involved in the replisome machinery associated with mtDNA packaging and replication.

A post hoc analysis of the prespecified subgroup of subjects with nDNA mutations (n=59) enrolled in MMPOWER-3 demonstrated a mean increase of 25.5 meters from baseline in distance walked after 24 weeks (which was the end of treatment) for subjects receiving elamipretide compared to only a 0.3-meter increase for subjects receiving placebo, for a 25.2-meter difference between the two groups favoring elamipretide (p= 0.03), as shown below. Additionally, an exposure-response analysis, which is an analysis conducted to establish the relationship of blood concentrations of elamipretide to its pharmacologic effect on the distance walked on the six-minute walk test, or the 6MWT, showed that the increase in distance walked on the 6MWT for subjects with an nDNA mutation was related to blood concentrations of elamipretide (p = 0.03).

All nDNA mutations 6MWT n=59
25.2m between-treatment arm difference; p=0.03
Placebo
Elamipretide 40 mg
LSM (SE) of Δ from BL in 6MWT (meters)
50
40
30
20
10
0
-10
21.6
20.3
25.5
-1.0
1.9
0.3
Week 4
Week 12
Week 24

Most of the subjects in the prespecified nDNA subgroup had nDNA mutations affecting the nuclear expression of components of the mitochondrial replisome, or replisome-related mutations. The mitochondrial replisome is responsible for transcribing mtDNA within the mitochondria. Most common among these replisome-related mutations were mutations in polymerase gamma, or POLG, which is the most common cause of primary mitochondrial disease. POLG-related disorders typically affect tissues with high energy demand, such as the nervous system, muscle and liver, and are progressive conditions that show direct correlation between age of onset and severity. Other replisome-related mutations included mutations in the TWINKLE, MPV17, DGUOK, TK2 and RRM2B genes. Although we plan to enroll patients with nPMM in our proposed Phase 3 clinical trial irrespective of their nDNA mutation, we plan to conduct our primary efficacy analysis only on the patients with replisome-related mutations.

As with most primary mitochondrial diseases, symptoms of nPMM can affect multiple organ systems including the brain and the skeletal muscle. To ensure a more homogenous and less variable cohort of patients in our Phase 3 clinical trial, our key opinion leaders encouraged us to also require that patients have a diagnosis of progressive external ophthalmoplegia, or PEO, which is the progressive weakening of the eye muscles thought to be almost always observed with skeletal muscle involvement in this disease. A post hoc analysis of those nPMN patients with replisome-related mutations and PEO, on whom we proposed to conduct our primary efficacy analysis in our proposed Phase 3 clinical trial, showed that patients who met these criteria and were randomized to elamipretide had a greater increase in 6MWT, as shown below.

Replisome-related nDNA mutations + PEO 6MWT n=32
45.3m between-treatment arm difference; p=0.002
Placebo
Elamipretide 40 mg
LSM (SE) of Δ from BL in 6MWT (meters)
50
40
30
20
10
0
-10
39.9
35.5
37.3
-1.5
1.7
-8.0
n=14
n=18
Week 4
Week 12
Week 24

Our NuPOWER Phase 3 clinical trial is a double-blind, placebo controlled, global trial enrolling 90 patients with nPMM due to replisome-related mutations (primary analysis population) and up to 40 additional patients with other nDNA mutations. Patients will be randomized 1:1 to elamipretide 60 mg SC daily or placebo for 48-weeks, as shown below. The primary efficacy endpoint will be distance walked on the 6MWT; secondary endpoints will include other assessments of axial muscle strength and patient reported outcomes. We have reached alignment with the FDA regarding this trial design. NuPOWER is currently recruiting patients for enrollment.

DMD. DMD is an inherited muscle wasting disease affecting an estimated one in 3,500 to 5,000 male births in the United States. DMD is caused by mutations in the gene encoding the dystrophin protein. The loss of dystrophin and ensuing mitochondrial dysfunction results in a cascade of events leading to progressive loss of skeletal and cardiac muscle function. There are several PMOs that have been approved by the FDA for the treatment of DMD under the accelerated approval pathway, based upon an observed improvement in dystrophin levels. There are no therapies approved by the FDA or EMA for the treatment of the cardiac manifestations of DMD, or DMD cardiomyopathy. Most DMD patients with DMD develop cardiomyopathy, and heart failure and sudden cardiac death are the most commonly reported causes of early mortality among these patients. We plan to explore the potential of elamipretide as a treatment for DMD.

DMD is characterized by a loss of dystrophin at a cellular level, which creates tears in the muscle membrane allowing free entry of calcium ions and ensuing activation of numerous cascades associated with muscle damage. Mitochondrial dysfunction is an important and early part of the pathological cascade in DMD and has been hypothesized to be central to the etiology of the disease. Myocardial calcium overload simultaneously disrupts contractile and bioenergetic homeostasis, as high cellular calcium can both depolarize mitochondria (leading to decreased ATP production and increased ROS), and prevent the dissociation of cross-bridges obligatory for muscle relaxation. These disruptions trigger pathophysiological cascades that lead to muscle wasting and the progressive fibrosis (referring generally to the progressive process of fibrosis, scar formation and fibrofatty and connective tissue infiltration characteristic of the disease). Altered cardiac mitochondrial ultrastructure has been observed in tissues biopsied from DMD patients as well as across animal models of DMD.

We have observed in a preclinical mouse model of DMD that treatment with elamipretide in combination with a PMO more than doubled levels of dystrophin above those observed with the PMO alone; the preliminary data from this study, pending the final report, is shown below. We plan to request a pre-IND meeting with the FDA during 2022 to discuss a development pathway for elamipretide in combination with a PMO to improve dystrophin levels in DMD.

Although several PMOs have been approved for the treatment of DMD, there are no therapies approved for the treatment of DMD cardiomyopathy, which is the leading cause of early mortality in affected individuals. In the dystrophic heart, a lack of dystrophin leads to an influx of extracellular calcium and disruption of calcium homeostasis, triggering a pathological cascade of protease activation, augmented ROS production, mitochondrial dysfunction, increased cardiomyocyte structural vulnerability, membrane instability, myocyte death, necrosis, and inflammation resulting in increased fibrosis and impairment in cardiomyocytes, endothelial cells, vascular smooth muscle cells, and fibroblasts. DMD cardiomyopathic progression occurs in an infiltrative fashion through the gradual accumulation of myocardial cellular and extracellular substances that impair viable myocardium function. This progressive infiltrative process of fatty fibrous replacement leads to the creation and expansion of non-viable areas of the myocardium which has been associated with poor outcomes for patients. Cardiac fibrosis in DMD is assessed by magnetic resonance imaging (cMRI) using late gadolinium enhancement, or LGE, to identify areas of fibrotic tissue.

Elamipretide has been shown to improve mitochondrial respiration in failing dystrophic cardiac tissue from a patient with Becker’s muscular dystrophy, which is phenotypically similar to Duchenne cardiomyopathy. Elamipretide has also been shown to prevent or improve myocardial fibrosis and myocyte hypertrophy in preclinical models of heart failure, including in mouse models of hypertrophic cardiomyopathy induced by TAC and in a porcine model of HFpEF.

We met with the FDA in 2021 for a pre-IND meeting to discuss elamipretide for the treatment of DMD cardiomyopathy. FDA agreed that attenuation of myocardial fibrosis in patients affected by DMD cardiomyopathy would be an appropriate surrogate endpoint that may support accelerated approval of elamipretide for the treatment of DMD. We plan to submit our IND for this indication during 2022.

Rare Cardiomyopathies

We have extensive preclinical and early clinical support for the use of elamipretide in the setting of heart failure, which can arise due to dysfunction of either the contractile or filling mechanisms of the heart. In a study published in JACC: Basic to Translational Science in April 2019, elamipretide was shown to rapidly (within four hours) improve multiple parameters of mitochondrial function in freshly explanted subsarcomal tissue from heart failure transplant subjects, including samples taken from pediatric and adult patients across a broad range of phenotypes, including dilated cardiomyopathy, hypertrophic cardiomyopathy, ischemic cardiomyopathy and muscular dystrophy. Data posted on the preprint server bioRxiv in January 2021 demonstrated that elamipretide remediated respiratory chain and mitochondrial quality control abnormalities caused by cardiolipin deficiency within days to weeks. Data posted on the preprint server medRxiv in November 2021 demonstrated that in patients with BTHS, elamipretide improved cardiac substrate metabolism within months during the double-blind portion of TAZPOWER, a Phase 2 double-blind placebo-controlled crossover trial followed by an open-label extension. Collectively these data, together with the long-term data showing improvement in parameters of cardiac structure and function during the open-label extension portion of the TAZPOWER trial, suggest a time-course to elamipretide-mediated cardiac improvements that starts within hours at the cellular level and may result within months or years in cardiac reverse remodeling at the organ system level.

Overall, the improvements in cardiac function observed across multiple clinical and preclinical hypertrophic heart failure phenotypes lead us to believe that elamipretide may be a promising therapeutic treatment for the cardiac dysfunction presenting in BTHS and other rare cardiomyopathies.

Barth Syndrome. BTHS is estimated to affect between one in 300,000 to one in 400,000 births in the United States, and there are estimated to be less than 300 known living patients worldwide with BTHS. There are no therapies approved by the FDA or the EMA for the treatment of BTHS. We have received Fast Track designation from the FDA and Orphan Drug designation from the FDA and EMA for the development of elamipretide in BTHS. In February 2020, the FDA granted rare pediatric disease designation for elamipretide for the treatment of BTHS, and we may therefore be eligible for a voucher that can be used to obtain priority review for a subsequent human drug application if our BTHS product candidate meets relevant statutory requirements associated with the program, including FDA approval of the drug in this indication.

BTHS typically presents in infancy or early childhood. The disease is characterized by cardiomyopathy, which makes it harder for the heart to pump blood to the rest of the body; reduced muscle tone and muscle weakness; delayed growth; fatigue; low white blood cell count, or neutropenia, which can compromise the body’s ability to fight off infections; and varying degrees of physical disability. Some individuals with BTHS require one or more heart transplants, including during infancy. Implantable cardioverter defibrillators may be used to prevent sudden death due to life-threatening ventricular arrhythmias, and other heart failure medications including angiotensin-converting enzyme (ACE) inhibitors and beta blockers may also be used to help manage cardiac dysfunction. In addition to medical and surgical intervention, individuals with BTHS may require physiotherapists and occupational therapists, speech and language therapists, psychologists and educational support workers. BTHS can be a lethal infantile and early childhood disease, and mortality is highest in the first four years of life. Although improvements in the management of the disease have increased survival for some patients, with reports of individuals with

BTHS living into their late 40’s and a single individual with BTHS reported as surviving to age 51, the disease nevertheless is associated with premature death, most often due to cardiac problems.

BTHS is caused by a genetic mutation in the TAZ gene that leads to decreased production of tafazzin, an enzyme required to produce cardiolipin; as a result, there is an abnormal composition of cardiolipin in individuals with BTHS, particularly in the heart and skeletal muscle mitochondria. BTHS patients have less tetralinoleylcardiolipin, or L4-CL, and increased amounts of monolysocardiolipin, or MLCL, than healthy subjects, and the disease can be diagnosed by the ratio of MLCL to L4-CL, called the MLCL:CL ratio, or by genetic testing. MLCL, a phospholipid found in the inner mitochondrial membrane, is considered to be an immature form of cardiolipin. MLCL is structurally differentiated from L4-CL due to its lack of a fourth acyl chain, which alters the typical conical structure of the lipid, causing alterations to mitochondrial morphology. These morphological alterations result in destabilization of respiratory chain supercomplexes and increased oxidative stress. Studies have shown increased susceptibility of cardiolipin to peroxidation in BTHS patient-derived pluripotent stem cells, leading to increased accumulation of MLCL. Analyses of cardiolipin levels in BTHS patient-derived lymphoblasts have shown up to 60% lower levels of cardiolipin than in healthy control cells; this cardiolipin deficit has been found to range to up to 95% in other BTHS cell lines or animal models.

The Barth Syndrome Foundation, an advocacy group for BTHS awareness and research, asked us to conduct a clinical trial of elamipretide for BTHS. As the mechanism of elamipretide is to bind reversibly to cardiolipin, which is deficient in individuals with BTHS, we undertook preclinical work to better characterize the safety profile of elamipretide for BTHS as well as to gain insight into whether there would be adequate target engagement for elamipretide given the severe depletion of cardiolipin that characterizes this disease.

These experiments suggested that elamipretide may improve mitochondrial respiration in cardiomyocytes derived from individuals with BTHS. In lipid model systems intended to simulate a cardiolipin deficiency in the IMM, although elamipretide ameliorated the reduced membrane-surface area attributable to the cardiolipin deficiency, elamipretide’s effect was more pronounced with less severe cardiolipin loss, suggesting that therapeutic benefit may be more pronounced or more rapidly observed in subjects with more moderate cardiolipin loss.

While BTHS patients have some normal cardiolipin, the ratio of abnormal MLCL to normal cardiolipin may vary from patient to patient. The MLCL:CL ratio has been observed to correlate with functional impairment; patients with a lower MLCL:CL ratio are typically less impaired than those with a higher MLCL:CL ratio. For example, a prior observational study of 34 BTHS patients suggests that the MLCL:CL ratio is inversely correlated with performance on the 6MWT (p=0.00014). Accordingly, if the interaction of elamipretide with normal cardiolipin is critical to therapeutic effect, such therapeutic effect may also vary among patients, and as a result may be more rapidly observed in a subset of patients.

We initiated TAZPOWER, a Phase 2 clinical trial of elamipretide for individuals diagnosed with BTHS, in the third quarter of 2017 at Johns Hopkins. TAZPOWER was a double-blind, placebo-controlled cross-over trial to evaluate the efficacy of once daily subcutaneous administration of elamipretide in 12 individuals who were 12 years of age or older and had been diagnosed with BTHS. During the controlled portion of the trial, or Part 1, subjects were randomized in a one-to-one ratio to either 40 mg elamipretide or placebo administered daily by subcutaneous injection for an initial 12-week treatment period, or Treatment Period 1. After an initial treatment period, on either the 40 mg elamipretide treatment arm or the placebo treatment arm, treatment was discontinued for a four-week wash-out period, following which the subjects crossed over to the other treatment arm for a second 12-week treatment period, or Treatment Period 2. Subjects enrolled in TAZPOWER were eligible for participation in an optional open-label extension trial, or Part 2, that is contributing to our safety database and includes periodic efficacy assessments to support the durability of any effects observed in the placebo-controlled phase of the trial.

TAZPOWER did not meet its primary efficacy endpoints of (i) change in the 6MWT or (ii) change in fatigue reported on a patient reported outcome assessment between end of treatment on elamipretide and end of treatment on placebo. Improvements were observed in the subgroup of patients with relatively more cardiolipin at baseline, which we believe suggests that elamipretide therapy may more rapidly affect subjects with relatively more normal cardiolipin. Improvements in surrogate echocardiographic measures of cardiac function were observed in 10 of the 12 subjects following exposure to elamipretide. Significant changes in metabolites associated with cellular bioenergetics were observed in elamipretide-treated subjects relative to placebo-treated subjects which we believe suggest that elamipretide improved cellular metabolism; these included improvements in plasma medium-chain acylcarnitines (p=0.007) which are known to be elevated in BTHS and other cardiac diseases. We believe the data suggest that although improvements in disease markers were starting to occur during the 12-week treatment period, we did not treat for long enough to see significant changes overall in the primary endpoints.

Part 2 of the trial was an open label extension intended to assess longitudinal trends in efficacy with longer duration of therapy. Eight subjects remained enrolled in the open label extension through the week 72 visit. With longer duration of therapy during open-label extension, adaptive myocardial changes in both cardiac proportion and function may indicate the occurrence of physiologic cardiac remodeling. At baseline, all subjects demonstrated impaired left ventricular, or LV, cardiac function as assessed by 3-D echocardiogram measurements of LV end systolic volumes, which is the volume of blood in the left ventricle at the end of contraction and the beginning of filling, LV end diastolic volumes, which is the volume of blood in the left ventricle at the end of filling, before contraction, and LV stroke volume, which is the amount of blood pumped by the heart’s left ventricle per contraction, in each case indexed to body surface area. LV stroke volume is one of the primary determinants of cardiac output, or the volume of blood pumped by the heart, and an important indicator of how efficiently the heart can meet the body’s demands for perfusion to various organs. During Part 1, improvement in left ventricular volumes were observed in 10 of the 12 individual subjects following randomization to elamipretide; during open-label extension, an overall increase from baseline up to week 72 was observed in LV end diastolic volume, LV end systolic volume, and LV stroke volume, in each case indexed to baseline body surface area, demonstrating a statistically significant slope of change for each parameter (indexed LV end diastolic volume overall slope = 0.020; p = 0.0001; indexed LV end systolic volume overall slope = 0.007; p = 0.0002; indexed LV stroke volume overall slope = 0.012; p = 0.0001). There were no meaningful changes to heart rate, blood pressure or ejection fraction observed. Together, these changes may be suggestive of a durable reversal of disease pathology.

LV stroke volume has been reported to be a major determinant of peak exercise capacity in patients presenting with this cardiac phenotype. With longer duration of therapy during open label extension, we observed continued improvement in functional assessments of exercise capacity, including distance walked on the 6MWT (change of 95.9, 97.4 and 106.8 meters from study baseline to week 36, 48 and 72 of open-label extension, respectively), which was increasingly correlated with improvements in LV stroke volume (week 36, Rs 0.21, p=0.29; week 48, Rs 0.36, p=0.39; week 72, Rs 0.52, p=0.18). The referenced correlations are to the Spearman’s Rank Correlation Coefficient, or Rs, which is a is a statistical measure of the strength of a link or relationship between two sets of data; Rs of 1.0 indicates a perfect positive correlation, -1.0 indicates a perfect negative correlation, 0 indicates no association between the sets of data.

At week 72 of open label extension, in addition to the 106.8 meter improvement from baseline in 6MWT distance (p=0.02), improvements from baseline were observed on Barth symptom assessment Total Fatigue (-1.7 decrease in fatigue from baseline, p=0.07); muscle strength as measured by hand-held dynamometry, or Muscle Strength by HHD (43 newton increase from baseline, p=0.008); the SWAY Balance Score, a measure of postural sway that is an important indicator of possible balance deficits (13 point improvement from baseline, p=0.01); five times sit to stand, or 5XSST, in which patients are required to sit and stand five times in succession (2.1 second improvement from baseline, p=0.10); CGI symptoms (0.88 improvement from baseline, p=0.0006)(investigator rated 4 out of 8 subjects at week 72 as having no signs or symptoms of BTHS); and Patient Global Impression, or PGI, symptoms (0.5 improvement from baseline, p=0.10). The results of these assessments at baseline, week 36 of open label extension, and week 72 of open label extension are depicted graphically below.

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

Overall, for the 8 subjects still enrolled at week 72 of open label extension, the ratio was significantly improved (-17.9, p=0.03). Although there are some inherent limitations regarding the degree of precision with which this diagnostic biomarker is assayed, these changes may suggest improvement at the cellular level.

In February 2020, we completed a Phase 3 retrospective natural history comparative control study to establish the efficacy of elamipretide as a treatment for subjects with BTHS. The treatment arm for this pivotal trial derived from the long term, open-label extension arm of TAZPOWER, and the control arm derived from a natural history database maintained by the same team at Johns Hopkins involved in the TAZPOWER trial, ensuring consistency of data collection. The FDA published guidance in 2019 recognizing the utility of natural history controls as a possible control group for single-arm or open-label trials, noting that while the inability to control for certain biases could limit the ability of externally controlled trials to demonstrate substantial evidence of effectiveness, this bias may be mitigated in certain situations where the disease course is predictable and the treatment effect is dramatic.

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

The natural history study also met several secondary efficacy endpoints:

▪
Statistically significant differences in muscle strength as measured by Muscle Strength by HHD were observed for eight patients treated with elamipretide as compared to 19 prognostically matched natural history controls across a cumulative time period corresponding to both week 36 of open-label extension (difference of 41.8 newtons; p=0.0002), week 48 of open-label extension (difference of 47.9 newtons; p=0.0004) and week 72 of open-label extension (difference of 58.2 newtons; p=0.0002).
▪
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

▪
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
▪
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

In addition, FDA requested that we analyze whether the improvements observed in cardiac function at week 72 of the TAZPOWER open label extension would be expected in the natural course of the disease. In the natural history study, an analysis of natural history age-matched controls demonstrates that left ventricular stroke volume would be expected to decline in the natural course of the disease. A similar decline in stroke volume for patients greater than 12 years old affected by BTHS was also observed in another longitudinal cardiac natural history database.

These data are depicted graphically below.

We submitted our NDA to the FDA in August 2021 and in October 2021 we received a notice from the FDA that it refused to file and review the NDA because the data are insufficient to demonstrate substantial evidence of effectiveness. We are continuing to discuss the feasibility of conducting additional clinical studies to support NDA resubmission with the FDA, which has said that it is also evaluating the possibility of assessing efficacy on the basis of nonclinical data since the ultra-rare nature of this disease introduces potential ethical issues with further clinical research.

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

The most commonly reported systemic treatment-emergent adverse events, or TEAEs, that were reported in greater frequency among elamipretide-treated subjects as compared to placebo-treated subjects included headache and dizziness in both single dose and repeat dose cohorts. TEAEs observed exclusively in repeat-dosed elamipretide-treated patients included incidences of increased blood immunoglobulin E (though no associated clinical signs or symptoms were present), urinary tract infections and viral gastroenteritis, as well as upper respiratory tract infections in an open-label trial in an elderly population where there was no placebo-control group. A mild to moderate increase in eosinophils, a variety of white blood cells that combat parasites and infections and control mechanisms associated with allergy and asthma, were observed in a significant percentage of patients treated with longer-term dosing regimens, with no associated clinical signs and symptoms. These appear to decrease to within normal limits with longer duration of elamipretide administration and return to pre-treatment levels after the end of elamipretide treatment. In addition, injection site reactions were reported in the majority of subjects receiving elamipretide by subcutaneous injection; most commonly these entailed mild redness, swelling and itchiness which usually resolved within four hours of dosing. The investigator brochure was recently updated to inform investigators that three potential cases of hypersensitivity / allergic reactions have been reported, including one reported as a suspected unexpected serious adverse reaction (SUSAR) in an Expanded Access/Early Access Program (EAP). There does not appear to be a clear association between the occurrence of these events and duration of exposure to elamipretide. Investigators and subjects should be aware of the potential for hypersensitivity / allergic reactions with elamipretide.

Earlier Clinical Trials of Elamipretide

We have studied elamipretide in clinical trials in several diseases associated with aging, including studies enrolling subjects with reduced skeletal muscle mitochondrial function, subjects with heart failure with reduced ejection fraction, subjects with HFpEF, subjects undergoing percutaneous transluminal renal angioplasty, subjects with acute coronary syndrome and subjects with Fuchs. These trials were designed as small proof-of-concept studies to inform our decision whether to progress later stage development in these indications, and as such were generally not well powered to achieve statistical significance. Although we have decided not to progress development of elamipretide for these common disease indications, we saw signs of clinical benefit from treatment with elamipretide in several of these indications, which may help inform our future development of pipeline compounds for age-related diseases.

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

We have conducted a Phase 1 clinical trial of orally administered SBT-272 in healthy volunteers. We have initiated a new Phase clinical 1 trial of subcutaneous SBT-272 in healthy human volunteers to assess the safety and tolerability of SC dosing and different doses. We plan to initiate chronic toxicology studies in animals during 2022. We have conducted and are continuing to conduct studies in preclinical models of neurological diseases to help inform selection of indication for Phase 2. We are also evaluating SBT-272 in preclinical ophthalmic disease models.

SBT-272 Safety

In January 2020, we initiated a double-blind, placebo-controlled, single-ascending dose study enrolling up to 40 healthy subjects across multiple cohorts. Based on SBT-272’s improved oral bioavailability relative to elamipretide in early animal studies, SBT-272 was administered orally in the study. As a primary objective, the study evaluated the safety and tolerability of SBT-272. Secondary objectives included an analysis of the pharmacokinetic profile and appropriate dose range. Results from a Phase 1 clinical trial in healthy human volunteers completed during 2020 showed that orally administered SBT-272 did not reach desired drug exposure levels.

Preclinical Data of SBT-272 for Rare Neurological Diseases

We have conducted preclinical studies in several neurological disease models to help inform selection of Phase 2 indications.

Superoxide dismutase 1 pathology. Mutations in superoxide dismutase 1, or SOD-1, have been associated with ALS, a progressive neurodegenerative disease characterized by motor neuron deterioration and muscle atrophy. In a preclinical SOD-1 mouse model, 60 model mice were randomized to daily intraperitoneal injections of placebo, 0.5 mg/kg of SBT-272 or 5.0 mg/kg of SBT-272 for up to 10 weeks. The 10 male mice treated with the higher dose of SBT-272 demonstrated a statistically significant delay in the onset of neurological symptoms and increase in lifespan compared with male mice treated with placebo. Statistically significant reductions in circulating plasma levels of neurofilament light chain—a biomarker of nerve damage—were also noted with the 5.0 mg dose versus placebo. Significant differences were not seen with SBT-272 versus placebo in the female mice, which are known to present with a milder phenotype and lower levels of neurofilament light chain. Plasma exposure levels in female mice were also observed to be lower than those in the male cohort.

Transitive response DNA/RNA-binding protein 43 kDa pathology. Transitive response DNA/RNA-binding protein 43 kDa, or TDP43, is a nDNA encoded protein that has been identified as the major component of the pathological hallmark, ubiquitin-positive protein inclusions, in patients with ALS and FTLD, Lewy Body Dementia, or LBD, Progressive Supranuclear Palsy and AD. These and other characteristic TDP-43-related pathological features are usually referred to as TDP-43 proteinopathy. In mutant TDP43 primary upper motor neurons, SBT-272 improved mitochondrial morphology and neurite length and branching.

Alpha-synucleinopathy. Alpha-synuclein, or a-Syn, is a protein expressed in the presynaptic terminals of the brain. Pathologic aggregation of a-Syn has been demonstrated across several neurological diseases, called alpha-synucleinopathies, including LBD, PD, and multiple system atrophy, or MSA. We evaluated SBT-272 in a preclinical model of alpha-synucleinopathy, which showed a neuroprotective benefit, including a reduced loss of dopaminergic neurons, a dose-dependent reduction in neuro-inflammation, and a reduction in a-Syn protein aggregates, as shown below.

FTLD. In a nonclinical model of FTLD, which is a subgroup of FTD for which there are no approved therapies, SBT-272 showed a neuroprotective benefit, including a reduced loss of dopaminergic neurons, a reduction in neuro-inflammation, and a reduction in tau protein aggregates.

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

Development Funding Agreement

On October 30, 2020, we entered into a development funding agreement, or the Development Funding Agreement, with Morningside Venture (I) Investments Limited, or MVIL, under which MVIL agreed to provide funding to us to support our efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of BTHS, dry AMD, FRDA, DMD, nPMM and LHON, which we collectively refer to as the Designated Indications.

Under the Development Funding Agreement, MVIL paid us $20 million upon execution of the Development Funding Agreement, paid us $10 million upon our completing enrollment of our RECLAIM-2 Phase 2 clinical trial of elamipretide for the treatment of dry AMD in February 2021, and paid us $5 million upon our submission of an NDA to the FDA for elamipretide for the treatment of BTHS in September 2021. In addition, in May 2021, MVIL agreed to provide an additional funding of $30 million in 2021 based on the positive post hoc analysis of data from our ReCLAIM clinical trial, showing the relationship between mitochondrial health and elamipretide’s potential to improve visual function, and the positive post hoc analysis from our primary mitochondrial myopathy trial, showing that patients with nPMM appeared to respond to elamipretide therapy and supporting further development efforts; $8 million was paid in May 2021 and $22 million was paid during the fourth quarter of 2021. As of December 31, 2021, we have received a total of $65.0 million pursuant to the terms of the Development Funding Agreement and the amended Development Funding Agreement.

During the term of the Development Funding Agreement, we agreed to use commercially reasonable efforts to (i) seek and maintain regulatory approval of elamipretide for the treatment of BTHS in the United

States and (ii) initiate clinical trials in two of the Designated Indications other than BTHS, which are referred to together as the Development Efforts.

We are required to make success payments to MVIL, or Success Payments, upon receipt of an approval of elamipretide, or a Regulatory Approval of an NDA by the FDA or a marketing authorization application by the EMA for the treatment of (i) dry AMD, or a Common Approval, and (ii) BTHS, FRDA, DMD, nPMM or LHON (each, an Orphan Approval) as follows, subject to certain adjustments:

▪
If the first Regulatory Approval is an Orphan Approval, we will pay Success Payments of $2 million and then an additional $158 million in the aggregate in seven additional annual payments; and
▪
If the first Regulatory Approval is a Common Approval, or upon a second regulatory approval (whether a Common Approval or an Orphan Approval), we will make total Success Payments reflecting a 27% internal rate of return over a seven-year term following such approval.

All Success Payments will be proportionately adjusted to the actual funding received by us from MVIL if lower or greater than $70.0 million (including as a result of the payment of the additional funding of $30.0 million).

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

In addition, we have agreed that our obligations to MVIL under the Development Funding Agreement will be subordinated to our existing indebtedness owed to Horizon Technology Finance, or Horizon, under our venture loan and security agreement. We, Horizon and MVIL have entered in a customary subordination agreement.

In accordance with the Development Funding Agreement, upon each funding receipt, we are required to issue a warrant exercisable for ordinary shares at an exercise price that is 115% of the implied price of the our ordinary shares on the date of issuance, with such number of ordinary shares being equal to the quotient of 30% of the amount of each funding received divided by the exercise price. As of December 31, 2021 we issued warrants to MVIL exercisable for 161,823,177 ordinary shares with a weighted average exercise price of $0.12. The warrants issued were immediately exercisable and have a term of three years. Upon the receipt of the respective milestone payments, the warrants were deemed to have met the criteria for equity classification as they were considered “fixed-for-fixed” and were recognized as a component of additional paid in capital and were not remeasured.

The Development Funding Agreement terminates upon the payment of all Success Payments or the final Buyout Payment owed to MVIL, unless earlier terminated. The Development Funding Agreement may be terminated by us or MVIL following failure to receive Regulatory Approval which would be deemed to occur upon (a) the failure to receive Regulatory Approval in at least one of the Designated Indications within five years after the occurrence of the BTHS NDA submission, despite exercises of commercially reasonable efforts or (b) the reasonable determination of MVIL that the research results do not support Regulatory Approval due to failure of the clinical trials to achieve their primary endpoint. MVIL may terminate the Development Funding Agreement in the event of a (i) breach by us of our obligations with respect to the Development Efforts or its payment obligations to MVIL, (ii) material breach by us of certain representations, warranties or covenants in the development funding agreement, (iii) a change of control of us or (iv) MVIL reasonably determines that we will likely be prevented from further developing elamipretide for the Designated Indications and its future value may be adversely affected in a material way due to third-party patents. We may terminate the Development Funding Agreement (i) for convenience for any reason or no reason at any time prior to the receipt of the first Regulatory Approval or (ii) in the event of a product safety concern.

In certain instances, upon the termination of the Development Funding Agreement, we will be obligated to pay MVIL a multiple of the amounts paid to us under the Development Funding Agreement, including specifically:

(i)
300% of such amounts, less any Success Payments actually made, in the event that (i) the Investors terminate the agreement due to specified fundamental breaches of the agreement by us or (iii) we terminate for convenience;
(ii)
150% in the event the agreement is upon a change of control of us;
(iii)
100% in the event of a termination due to a breach of a representation, warranty or covenant, plus simple interest; and
(iv)
100% in the event of a termination due to third party patents.

In addition, if following a termination for any reason other than due to a breach of representation, warrant or covenant, due to third party patents or change in control, we continue to develop elamipretide and obtain a Regulatory Approval, we will make the Success Payments to MVIL as if the Development Funding Agreement had not been terminated less any payments made upon termination.

Manufacturing

We do not have any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical studies and clinical trials, as well as for commercial manufacture if our product candidates receive marketing approval. We have also obtained key raw materials for elamipretide from third-party manufacturers. For elamipretide, we intend to identify and qualify a single manufacturer to provide the active pharmaceutical ingredient and other manufacturers for fill-and-finish services for each of our elamipretide-containing drug products. This approach allows us to reduce the risk to approval of marketing authorization applications, including the NDA, by focusing our resources on preparing only one manufacturing site for active pharmaceutical ingredient and one for each drug product for pre-approval inspections. We can sufficiently reduce the supply risk usually associated with a single source of product based on our capability to build pre-launch inventory and the relatively small demand for material projected for our rare disease indications.

Both of our clinical stage candidates are small molecules and are manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry is amenable to scale up and does not require unusual equipment in the manufacturing process. Elamipretide was produced for early non-clinical studies and clinical trials by a solid-phase manufacturing process, similar to ones that have been commonly used to produce commercial peptides. Due to a lack of scalability, we deemed this process undesirable for production of commercial quantities of elamipretide. A solution-phase process for producing elamipretide as a hydrochloride salt has been developed and implemented at a contract manufacturing site at a scale sufficient to meet the projected clinical and commercial demand. The solution-phase process for manufacturing elamipretide is proprietary to us, but the equipment and the unit operations used in the process are not unique to any particular contract manufacturer. We have transferred this process to contract manufacturing sites capable of using such processes to manufacture large quantities of similar drug substances, and we have completed the drug supply for pivotal clinical trials and have progressed into commercial production. Manufacturing at a higher production scale has led to a significant reduction in our cost-of-goods and provided us with the ability to respond to any need to supply large clinical trials or unanticipated commercial demand in the future. Following FDA review of test results demonstrating the same/similar identity, quality, purity and strength of elamipretide from early and commercial-scale processes, the FDA has stated that non-clinical and clinical trials with drug substance from the former processes can be used to support further development and registration of elamipretide made by the commercial process.

In addition, we have produced SBT-272 in kilogram quantities using a convergent solution phase process similar to that used for elamipretide. We have produced sufficient drug substance for the start of a Phase 2 trial at a CMO that is capable of further increases in scale, if needed for future larger trials.

We have active clinical programs for which our contract manufacturing organizations, or CMOs, are routinely manufacturing a sterile solution product of elamipretide for subcutaneous injection. Our CMOs have successfully produced our product on a scale of tens of thousands of units and shown, using validated stability-indicating methods, that the product would meet specifications over a shelf life typical of commercial products. We have begun drug product formulation development studies for SBT-272 and expect results to be available to begin manufacturing of the first multi-dose vials of clinical material in 2022.

Intellectual Property

We strive to protect the proprietary technologies that we believe are important to our business, including seeking and maintaining patent protection intended to cover our lead product candidates, elamipretide and SBT-272, and related compositions, our core clinical applications and other know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary or intellectual property rights worldwide. Our patent portfolio, which includes patents and patent applications that we own, as well as those that we have exclusively in-licensed, is structured to provide layers of protection for the proprietary technologies central to our business. Our portfolio includes claims to the elamipretide and other peptides, the SBT-272 peptidomimetic, the 550 family of small molecules, compositions comprising the same, and use of the peptides and other therapeutically active molecules for our core clinical applications. As of December 31, 2021, the patent portfolio included 435 granted patents (64 U.S. and 371 foreign, which include individual national patents based on granted European patents) and 185 pending applications, including provisional applications (53 U.S., 126 foreign, and 6 Patent Cooperation Treaty, or PCT).

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

Elamipretide

Patent rights relating to elamipretide peptide and compositions comprising elamipretide have been granted in Australia, Canada, China, Europe, Hong Kong, Japan and the United States. The U.S. patent claiming elamipretide has an adjusted statutory expiration date in 2026, which includes 717 days of patent term adjustment, or PTA, granted by the U.S. Patent and Trademark Office, or USPTO, upon issue of the patent. The foreign patents have a statutory expiration date in 2024. We hold an exclusive license to these rights from Cornell and the IRCM.

Patent rights to the use of elamipretide as a carrier for the transport of therapeutic molecules into a cell as well as related compositions have been granted or allowed in Australia, Canada, China, Europe,

Hong Kong, Japan and the United States. The first of four issued U.S. patents in this family has an adjusted statutory expiration date in 2027, which includes 1,215 days of PTA granted by the USPTO upon issue of the patent. The remaining three issued U.S. patents and the foreign patents have a statutory expiration date in 2024. We hold an exclusive license to these patent rights from Cornell.

Patent rights related to compositions including elamipretide and a second therapeutic compound have also been granted. For example, claims directed to elamipretide-cyclosporine conjugates have been granted in the United States. The U.S. patent has a statutory expiration date in 2031. The USPTO recently granted a patent claim to a conjugate of a portfolio peptide conjugated to frataxin, a therapeutic biological molecule associated with mitochondrial disorders. This patent has a statutory expiration date in 2035. These patent rights are owned exclusively by us.

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

Our patent portfolio also protects or aims to protect the use of elamipretide to treat or prevent specific clinical indications. By way of example, our portfolio includes granted claims drawn to the use of elamipretide to treat diabetes, metabolic syndrome, renal diseases, certain cardiovascular diseases, ocular diseases, and neurodegenerative diseases (including AD, Huntington’s disease and ALS) that are in patents owned by us or in-licensed to us. Claims relating to the use of elamipretide to treat BTHS were recently granted in the United States, Canada, Europe and Japan, and applications related to treating this clinical indication remain pending in the United States, Europe, China, Japan and Hong Kong. Claims related to using elamipretide to treat Friedreich’s ataxia were recently granted in the United States and applications related to treating this clinical indication remain pending in the United States and Canada. We have granted patents for treating Alport Syndrome in the United States, Europe and Japan, and applications related to treating this clinical indication remain pending in the United States, Europe, Canada, China and Hong Kong. We have granted patents in the United States, Canada, Europe and Hong Kong for the use of elamipretide in the treatment of Leigh syndrome, Alpers’ disease, ataxia-neuropathy disorders or progressive external ophthalmoplegia, with pending applications remaining in the United States, Europe, China, and Japan. We have patents granted in the United States, Europe, Australia, Canada, Hong Kong and Japan with respect to using elamipretide in the treatment of neuropathic pain, such as in pain induced by treatments with a chemotherapeutic agent like vincristine, with pending applications remaining in China and the United States. Other clinical indications covered by pending claims in our patent portfolio include LHON, primary mitochondrial myopathy, traumatic optic neuropathy, Senger’s syndrome and mitochondrial diseases associated with certain gene mutations such as POLG are pending in applications owned by us. Furthermore, our portfolio includes granted and pending claims drawn to the process we use to produce elamipretide, as well as certain intermediates and processes that produce crystalline drug substance. Our portfolio also includes granted and pending claims that disclose similar processes that we have conceived that could be competitive with our preferred process to produce commercial quantities of elamipretide.

SBT-272

Claims drawn to the SBT-272 peptidomimetic are currently pending in the United States, Europe, Australia, Canada, China, India, Israel, South Korea, and Japan. If granted (and not subject to any terminal disclaimer, statutory adjustment or extension of time), any patent claiming priority to these applications will have a statutory expiration date in 2038. These patent rights are owned exclusively by us. Claims drawn to using SBT-272 for the treatment of ALS and other neurodegenerative conditions such as α-Syn or TDP-43 proteinopathies, including FTLD, PD, PD with dementia, dementia with Lewy bodies, and MSA were filed in a United States and a PCT application that claims priority to a now-expired U.S. provisional patent application. If granted (and not subject to any terminal disclaimer, statutory adjustment or extension of time), any patent claiming priority to this U.S. provisional patent application is expected to have a statutory expiration date in 2040. These patent rights are owned exclusively by us.

Claims drawn to the use of the SBT-272 peptidomimetic and compositions for the treatment of ophthalmic indications is currently pending as a United States provisional patent application. If granted (and not subject to any statutory adjustment or extension of time), any patent claiming priority to this U.S. provisional patent application is expected to have a statutory expiration date in 2041. These patent rights are owned exclusively by us.

550 Family

Claims drawn to one class of compounds in the 550 family are currently pending in United States and PCT applications that claim priority to a now expired United States provisional patent application. If granted (and not subject to any terminal disclaimer, statutory adjustment or extension of time), any patent claiming priority to these non-provisional applications will have a statutory expiration date in 2040. These patent rights are owned exclusively by us.

Claims drawn to a separate class of compounds in the 550 family are currently pending in United States and PCT applications that claim priority to a now expired United States provisional patent application. If granted (and not subject to any terminal disclaimer, statutory adjustment or extension of time), any patent claiming priority to this provisional application will have a statutory expiration date in 2041. These patent rights are owned exclusively by us.

We hold patent rights to additional pipeline compounds in the portfolio and are continuing to expand coverage in the United States and commercially relevant foreign jurisdictions. Subject matter for new filings is expected to include, but will not necessarily be limited to, the use of peptides or other therapeutically active molecules to treat additional disease indications, new combination therapies, new peptide formulations, new compositions and uses of the same.

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

We have agreed to use best efforts, as defined in each of the Cornell license agreements to commercialize licensed products and to achieve specified diligence milestones by specified target dates. We are also required to periodically set forth additional milestones until first commercial sale of a specified licensed product. We believe that to date we have met each diligence milestone with respect to our licensed products and the specific licensed indications and/or formulations which we are developing. If, however, we fail in the future to meet any diligence milestone within a specified period after the corresponding target date, our exclusive license under the applicable Cornell license agreement will convert to a non-exclusive license and, in the case of the original Cornell agreement, such conversion will occur only with respect to the peptide, indication and/or formulation that is subject of the unachieved milestone.

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

Unless earlier terminated, each of the Cornell license agreements will remain in effect until the expiration or invalidation of the last of all licensed patents and as long as no licensed patent applications remain pending. Cornell, together with the IRCM in the case of the original Cornell agreement, can terminate a Cornell license agreement if we are in material breach of such license agreement, if we intentionally provide false reports, or if we are in default in our payment obligations, and we fail to cure such breach, false report or default within a specified period. In addition, Cornell can terminate the original Cornell agreement and certain of the other Cornell license agreements if we fail to achieve first commercial sale of a therapeutic licensed product by the date specified in the respective agreement which, with respect to the original Cornell agreement, was December 31, 2020; however, there are a number of exceptions to Cornell’s termination right, including:

▪
delays due to clinical development, including clinical trial enrollment challenges or data read-outs;
▪
delays due to regulatory matters; or
▪
delays due to other events over which we cannot exert direct control.

We believe that our noncompliance is subject to the named exceptions, and to date we have not received any notice of termination from Cornell. If we receive a notice of termination from Cornell, we will have a 60-day period in which to cure the breach before any actual termination would occur. We can terminate any of the Cornell license agreements in its entirety or on a patent-by-patent, licensed product-by-licensed product or country-by-country basis if we have a reasonable basis for doing so by giving Cornell a specified number of days’ prior notice. We can transfer each of the Cornell license agreements with Cornell’s prior written approval, not to be unreasonably withheld, in the event of a sale of the Company, sale of assets or sale of shares, provided that such sale is not primarily for the benefit of creditors. If we fail to obtain Cornell’s prior written approval for such transfer, Cornell can terminate the respective agreement and require that the transfer of such agreement be voided. We cannot assign the Cornell license agreements without Cornell’s (and in the case of the original Cornell agreement, IRCM’s) written consent.

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

Approval and Regulation of Drugs in the United States

In the United States, drug products are approved and regulated under the Federal Food, Drug and Cosmetic Act, or FDCA, and applicable implementing regulations and guidance. A company, institution, or organization which takes responsibility for the initiation and management of a clinical development program for such products, and for their regulatory approval, is typically referred to as a sponsor. The failure of a sponsor to comply with the applicable regulatory requirements at any time during the product development process may result in delays to the conduct of a study, regulatory review and approval and/or administrative or judicial sanctions.

Specifically, a sponsor seeking approval to market and distribute a new drug in the United States generally must satisfactorily complete each of the following steps before the product candidate will be approved by the FDA:

•
preclinical testing including laboratory tests, animal studies and formulation studies, which must be performed in accordance with the FDA’s good laboratory practice, or GLP, regulations and standards;
•
design of a clinical protocol and submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;
•
approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;
•
performance of adequate and well-controlled human clinical trials to establish the safety, potency and purity of the product candidate for each proposed indication, in accordance with current good clinical practices, or cGCP;
•
preparation and submission to the FDA of an NDA for a drug product which includes not only the results of the clinical trials, but also, detailed information on the chemistry, manufacture and quality controls for the product candidate and proposed labelling for one or more proposed indication(s);
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
•
satisfactory completion of any FDA audits of the non-clinical and clinical trial sites to assure compliance with cGCP and the integrity of clinical data in support of the NDA;
•
payment of user fees and securing FDA approval of the NDA to allow marketing of the new drug product; and
•
compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct any post-approval studies required by the FDA.

Preclinical Studies

Before a sponsor begins testing a product candidate with potential therapeutic value in humans, the product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, formulation and stability, as well as other studies to evaluate, among other things, the toxicity of the product candidate. The conduct of the preclinical tests and formulation of the compounds for testing must comply with federal regulations and requirements, including GLP regulations and standards and the U.S. Department of Agriculture’s Animal Welfare Act, if applicable. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after the IND is submitted.

The IND and IRB Processes

An IND is a request for FDA authorization to administer such investigational product to humans. Such authorization must be secured prior to interstate shipment and administration of any product candidate that is not the subject of an approved NDA. In support of a request for an IND, sponsors must submit a protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, must be submitted to the FDA as part of an IND. The FDA requires a 30-day waiting period after the filing of each IND before clinical trials may begin. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during this 30-day period, or thereafter, the FDA may raise concerns or questions about the conduct of the trials as outlined in the IND and impose a clinical hold or partial clinical hold. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can begin.

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
Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides a recommendation as to whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.

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

There is no obligation for a sponsor to make its investigational products available for expanded access; however, as required by amendments to the FDCA included in the 21st Century Cures Act, or the Cures Act, passed in 2016, if a sponsor has a policy regarding how it responds to expanded access requests with respect to product candidates in development to treat serious diseases or conditions, it must make that policy publicly available. Sponsors are required to make such policies publicly available upon the earlier of initiation of a Phase 2 or Phase 3 study for a covered investigational product; or 15 days after the investigational product receives designation from the FDA as a breakthrough therapy, fast track product, or regenerative medicine advanced therapy.

In addition, on May 30, 2018, the Right to Try Act was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act, but the manufacturer must develop an internal policy and respond to patient requests according to that policy.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product candidate to human subjects under the supervision of a qualified investigator in accordance with cGCP requirements which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written clinical trial protocols detailing, among other things, the objectives of the study, inclusion and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated.

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

A clinical trial may combine the elements of more than one phase and the FDA often requires more than one Phase 3 trial to support marketing approval of a product candidate. A company’s designation of a clinical trial as being of a particular phase is not necessarily indicative that the study will be sufficient to satisfy the FDA requirements of that phase because this determination cannot be made until the protocol and data have been submitted to and reviewed by the FDA. Generally, pivotal trials are Phase 3 trials, but they may be Phase 2 trials if the design provides a well-controlled and reliable assessment of clinical benefit, particularly in an area of unmet medical need.

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

Progress reports detailing the status and a brief description of available results of the clinical trials must be submitted at least annually to the FDA. In addition, IND safety reports must be submitted to the FDA for any of the following: serious and unexpected suspected adverse reactions; findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the product; and any clinically important increase in the case of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The FDA will typically inspect one or more clinical sites to assure compliance with cGCP and the integrity of the clinical data submitted.

Sponsors of clinical trials are also required to register and disclose certain clinical trial information on a public registry (clinicaltrials.gov) maintained by the U.S. National Institutes of Health, or NIH. In particular, information related to the product, patient population, phase of investigation, study sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Both the NIH and the FDA have recently signaled the U.S. government’s willingness to begin enforcing those requirements against non-compliant clinical trial sponsors. The failure to submit clinical trial information to clinicaltrials.gov, as required, is a prohibited act under the FDCA with violations subject to potential civil monetary penalties of up to $10,000 for each day the violation continues.

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

Pediatric Studies

Under the Pediatric Research Equity Act, or PREA, applications and certain types of supplements to applications must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The sponsor must submit an initial Pediatric Study Plan, or PSP, within 60 days of an end-of-phase 2 meeting or as may be agreed between the sponsor and the FDA. Those plans must contain an outline of the proposed pediatric study or studies the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. The sponsor and the FDA must reach agreement on a final plan. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs.

The FDA may, on its own initiative or at the request of the sponsor, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A deferral may be granted for several reasons, including a finding that the product or therapeutic candidate is ready for approval for use in adults before pediatric trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric trials begin. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation, although FDA has recently taken steps to limit what it considers abuse of this statutory exemption in PREA by announcing that it does not intend to grant any additional orphan drug designations for rare pediatric subpopulations of what is otherwise a common disease. The FDA also maintains a list of diseases that are exempt from PREA requirements due to low prevalence of disease in the pediatric population.

Submission and Filing of an NDA

In order to obtain approval to market a drug product in the United States, a marketing application must be submitted to the FDA that provides sufficient data establishing the safety and efficacy of the proposed drug product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators.

The NDA is a vehicle through which sponsors formally propose that the FDA approve a new product for marketing and sale in the United States for one or more indications. Every new drug product candidate must be the subject of an approved NDA before it may be commercialized in the United States. Under federal law, the submission of most NDAs is subject to an application user fee, which for federal fiscal year 2021 is $3,117,218 for an application requiring clinical data. The sponsor of an approved NDA is also subject to an annual program fee, which for federal fiscal year 2022 is $369,413. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses.

Following submission of an NDA, the FDA conducts a preliminary review of the application within 60 calendar days of its receipt and, within that period of time, it must inform the sponsor whether the application is sufficiently complete to permit substantive review. In the event that FDA determines that an application does not satisfy this standard, it will issue a Refuse to File, or RTF, determination to the sponsor. Typically, an RTF will be based on administrative incompleteness, such as clear omission of information or sections of required information; scientific incompleteness, such as omission of critical data, information or analyses needed to evaluate safety and efficacy or provide adequate directions for use; or inadequate content, presentation, or organization of information such that substantive and meaningful review is precluded. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

Once the submission is accepted for filing, the FDA begins an in-depth substantive review. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has ten months from the filing date in which to complete its initial review of a standard application that is a new molecular entity, and six months from the filing date for an application with “priority review.” The review process may be extended by the FDA for three additional months to consider new information or in the case of a clarification provided by the sponsor to address an outstanding deficiency identified by the FDA following the original submission. Despite these review goals, it is not uncommon for FDA review of an application to extend beyond the PDUFA goal date.

In connection with its review of an application, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with an NDA submission, including component manufacturing, finished product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP.

In addition, as a condition of approval, the FDA may require a sponsor to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is a new molecular entity.

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

Expedited Review Programs

The FDA is authorized to expedite the review of applications in several ways. None of these expedited programs changes the standards for approval but each may help expedite the development or approval process governing product candidates.

•
Fast Track designation. The sponsor of a product candidate may request the FDA to designate the product for a specific indication as a Fast Track product concurrent with or after the filing of the IND. Candidate products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product candidate and the specific indication for which it is being studied. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track application before the application is complete, a process known as rolling review.

•
Breakthrough therapy designation. To qualify for the breakthrough therapy program, product candidates must be intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence must indicate that such product candidates may demonstrate substantial improvement on one or more clinically significant endpoints over existing therapies. The FDA will seek to ensure the sponsor of a breakthrough therapy product candidate receives intensive guidance on an efficient development program, intensive involvement of senior managers and experienced staff on a proactive, collaborative and cross-disciplinary review and rolling review.
•
Priority review. A product candidate is eligible for priority review if it treats a serious condition and, if approved, it would be a significant improvement in the safety or effectiveness of the treatment, diagnosis or prevention compared to marketed products. FDA aims to complete its review of priority review applications within six months as opposed to 10 months for standard review.
•
Accelerated approval. Drug or biologic products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval. Accelerated approval means that a product candidate may be approved on the basis of adequate and well controlled clinical trials establishing that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity and prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biologic product candidate receiving accelerated approval perform adequate and well controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials.
•
Regenerative advanced therapy. With passage of the Cures Act in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with the FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints.

Rare Pediatric Disease Designation and Priority Review Vouchers

In 2012, Congress enacted the Food and Drug Administration Safety and Innovation Act, requiring the FDA to award priority review vouchers, or PRVs, to sponsors of certain rare pediatric disease product applications. This program is designed to encourage development of new drug and biological products for prevention and treatment of “rare pediatric diseases” by, upon initial approval of an application meeting certain specified criteria, providing companies with a voucher that can be redeemed to receive a priority review of a subsequent marketing application for a different product. The sponsor of a rare pediatric disease product receiving a PRV may sell or otherwise transfer the voucher to another company. The voucher may be further transferred any number of times before the voucher is used, as long as the sponsor making the transfer has not yet submitted an application relying on the priority review voucher. The FDA may also revoke any PRV if the rare pediatric disease product for which the voucher was awarded is not marketed in the United States within one year following the date of approval.

In order to receive a PRV upon Biologics License Application, or BLA, or NDA approval, the product must receive designation from the FDA as a product for a rare pediatric disease prior to submission of the marketing application. A “rare pediatric disease” is a disease that is serious or life-threatening, in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and affects fewer than 200,000 people in the United States, or affects more than 200,000 people in the United States but there is no reasonable expectation that the cost of developing and making available in the

United States a product for such disease or condition will be recovered from sales in the United States of such product. In addition to receiving rare pediatric disease designation, in order to receive a PRV, the NDA or BLA must be given priority review, rely on clinical data derived from studies examining a pediatric population and dosages of the product intended for that population, not seek approval for a different adult indication in the original rare pediatric disease product application and be for a product that does not include a previously approved active ingredient.

The Rare Pediatric Disease PRV program was scheduled to expire after September 30, 2020. After that, only drugs designated as rare pediatric treatments and approved by the FDA by October 1, 2022, could receive a voucher. In December 2020, however, Congress renewed the program as part of the 2021 Coronavirus Response and Relief Supplemental Consolidated Appropriations Act through the federal fiscal year 2024. Thus, under the current statutory sunset provisions, FDA may only award PRVs for approved rare pediatric disease product applications if sponsors have rare pediatric disease designation for the drug granted by September 30, 2024. The FDA may not award any rare pediatric disease PRVs after September 30, 2026.

The FDA’s Decision on an NDA

The FDA reviews an application to determine, among other things, whether the product is safe and whether it is effective for its intended use(s), with the latter determination being made on the basis of substantial evidence.
The FDA has interpreted this evidentiary standard to require at least two adequate and well-controlled clinical investigations to establish effectiveness of a new product. Under certain circumstances, however, the FDA has indicated that a single trial with certain characteristics and additional information may satisfy this standard. Ultimately, the FDA will determine whether the expected benefits of the drug product outweigh its potential risks to patients. On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA will issue either a complete response letter, or CRL, or an approval letter.an approval letter or a complete response letter.

A CRL generally outlines the deficiencies in the submission and may require additional clinical or other data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time- consuming requirements related to clinical trials, preclinical studies or manufacturing. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If a CRL is issued, the sponsor will have one year to respond to the deficiencies identified by the FDA, at which time the FDA can deem the application withdrawn or, in its discretion, grant the sponsor an additional six month extension to respond.

An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. The FDA may limit the approved indications for use of the product. The agency may also require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, to help ensure that the benefits of the product outweigh the potential risks. REMS can include medication guides, communication plans for health care professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patent registries. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

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

The FDA strictly regulates the marketing, labeling, advertising and promotion of prescription drug products placed on the market. This regulation includes, among other things, standards and regulations for direct-to-consumer advertising, communications regarding unapproved uses, industry-sponsored scientific and educational activities, and promotional activities involving the Internet and social media. Promotional claims about a drug’s safety or effectiveness are prohibited before the drug is approved. After approval, a drug product generally may not be promoted for uses that are not approved by the FDA, as reflected in the product’s prescribing information. In September 2021, the FDA published final regulations which describe the types of evidence that the agency will consider in determining the intended use of a drug product.

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

NDAs for most new drug products are based on two full clinical studies which must contain substantial evidence of the safety and efficacy of the proposed new product for the proposed use. These applications are submitted under Section 505(b)(1) of the FDCA. The FDA is, however, authorized to approve an alternative type of NDA under Section 505(b)(2) of the FDCA. This type of application allows the sponsor to rely, in part, on the FDA’s previous findings of safety and efficacy for a similar product, or published literature. Specifically, Section 505(b)(2) applies to NDAs for a drug for which the investigations made to show whether or not the drug is safe for use and effective in use and relied upon by the sponsor for approval of the application “were not conducted by or for the sponsor and for which the sponsor has not obtained a right of reference or use from the person by or for whom the investigations were conducted.”

Section 505(b)(2) thus authorizes the FDA to approve an NDA based on safety and effectiveness data that were not developed by the sponsor. NDAs filed under Section 505(b)(2) may provide an alternate and potentially more expeditious pathway to FDA approval for new or improved formulations or new uses of previously approved products. If the 505(b)(2) sponsor can establish that reliance on the FDA’s previous approval is scientifically appropriate, the sponsor may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new drug candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) sponsor.

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

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the Orange Book. Physicians and pharmacists consider a therapeutic equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity or NCE. An NCE is a drug that contains no active moiety that has previously been approved by the FDA in any other NDA. This interpretation of the FDCA by the FDA was confirmed with enactment of the Ensuring Innovation Act in April 2021. An active moiety is the molecule or ion responsible for the physiological or pharmacological action of the drug substance. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30-Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. The FDA’s regulations governing patient listings were largely codified into law with enactment of the Orange Book Modernization Act in January 2021. When an ANDA or 505(b)(2) applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval.

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

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing unexpired patent or regulatory exclusivity, including orphan exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months.

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

In September 2021, the Court of Appeals for the 11th Circuit held that, for the purpose of determining the scope of market exclusivity, the term “same disease or condition” in the statute means the designated “rare disease or condition” and could not be interpreted by the FDA to mean the “indication or use.” Thus, the court concluded, orphan drug exclusivity applies to the entire designated disease or condition rather than the “indication or use.” It is unclear how this court decision will be implemented by the FDA.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date of the IND clearing the clinical investigation and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Review and Approval of Drug Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, a sponsor will need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union, generally follows the same lines as in the United States. It entails satisfactory completion of preclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the product for each proposed indication. It also requires the submission to the relevant competent authorities of a marketing authorization application, or

MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.

Clinical Trial Approval in the European Union

On January 31, 2022, the new Clinical Trials Regulation (EU) No 536/2014, or the Clinical Trials Regulation, became effective in the European Union and replaced the prior Clinical Trials Directive 2001/20/EC. The new regulation aims at simplifying and streamlining the authorization, conduct and transparency of clinical trials in the European Union. Under the new coordinated procedure for the approval of clinical trials, the sponsor of a clinical trial to be conducted in more than one EU Member State, will only be required to submit a single application for approval. The submission will be made through the Clinical Trials Information System, a new clinical trials portal overseen by the EMA and available to clinical trial sponsors, competent authorities of the EU Member States and the public.

The main characteristics of the regulation include: a streamlined application procedure via a single entry point, the “EU Portal and Database”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the appointed reporting Member State, whose assessment report is submitted for review by the sponsor and all other competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted, or concerned member states. Part II is assessed separately by each concerned member state. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned member state. However, overall related timelines will be defined by the Clinical Trials Regulation.

The new regulation did not change the preexisting requirement that a sponsor must obtain prior approval from the competent national authority of the EU Member State in which the clinical trial is to be conducted. If the clinical trial is conducted in different EU Member States, the competent authorities in each of these EU Member States must provide their approval for the conduct of the clinical trial. Furthermore, the sponsor may only start a clinical trial at a specific study site after the applicable ethics committee has issued a favorable opinion.

As in the U.S., parties conducting certain clinical trials must post clinical trial information in the European Union at the EudraCT website: https://eudract.ema.europa.eu.

PRIME Designation in the European Union

In March 2016 EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority MEdicines, or PRIME, scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated marketing authorization application assessment once a dossier has been submitted.

Marketing Authorization in the European Union

To obtain a marketing authorization for a product under EU regulatory systems, an applicant must submit an MAA either under a centralized procedure administered by the EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). A marketing authorization may be granted only to a sponsor established in the European Union. Regulation (EC) No 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, sponsor have to demonstrate compliance with all measures included in an EMA-approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted (i) a product-specific waiver, (ii) a class waiver or (iii) a deferral for one or more of the measures included in the PIP.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid across the European Economic Area (i.e., the European Union as well as Iceland, Liechtenstein and Norway). Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy medicinal products, and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional. The centralized procedure may at the request of the sponsor also be used in certain other cases. We anticipate that the centralized procedure will be mandatory for the product candidates we are developing.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the sponsor in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. If the CHMP accepts such request, the time limit of 210 days will be reduced to 150 days but it is possible that the CHMP can revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. At the end of this period, the CHMP provides a scientific opinion on whether or not a marketing authorization should be granted in relation to a medicinal product. Within 15 calendar days of receipt of a final opinion from the CHMP, the European Commission must prepare a draft decision concerning an application for marketing authorization. This draft decision must take the opinion and any relevant provisions of EU law into account. Before arriving at a final decision on an application for centralized authorization of a medicinal product the European Commission must consult the Standing Committee on Medicinal Products for Human Use. The Standing Committee is composed of representatives of the EU Member States and chaired by a non-voting European Commission representative. The European Parliament also has a related “droit de regard.” The European Parliament's role is to ensure that the European Commission has not exceeded its powers in deciding to grant or refuse to grant a marketing authorization.

The European Commission may grant a so-called “marketing authorization under exceptional circumstances.” Such authorization is intended for products for which the sponsor can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the sponsor cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

•
the sponsor must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;
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

Regulatory Data Protection in the European Union

In the European Union, innovative medicinal products approved on the basis of a complete independent data package qualify for eight years of data exclusivity upon marketing authorization and an additional two years of market exclusivity pursuant to Directive 2001/83/EC. Regulation (EC) No 726/2004 repeats this entitlement for medicinal products authorized in accordance the centralized authorization procedure. Data exclusivity prevents sponsors for authorization of generics of these innovative products from referencing the innovator’s data to assess a generic (abridged) application for a period of eight years. During an additional two-year period of market exclusivity, a generic marketing authorization application can be submitted and authorized, and the innovator’s data may be referenced, but no generic medicinal product can be placed on the EU market until the expiration of the market exclusivity.

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

Orphan Drug Designation and Exclusivity

Regulation (EC) No. 141/2000, as implemented by Regulation (EC) No. 847/2000 provides that a drug can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (i) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (ii) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the sponsor must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug will be of significant benefit to those affected by that condition.

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

Regulatory Requirements after a Marketing Authorization has been Obtained

In case an authorization for a medicinal product in the European Union is obtained, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules must be ensured; the manufacturing of authorized medicinal products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the European Union with the intention to import the active pharmaceutical ingredients into the European Union; and the marketing and promotion of authorized drugs, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the EU notably under Directive 2001/83EC, as amended, and EU Member State laws. Direct-to-consumer advertising of prescription medicines is prohibited across the European Union.

Pricing Decisions for Approved Products

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its Member States to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Member States may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU Member States allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage health care expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade, i.e., arbitrage between low-priced and high-priced Member States, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.

Brexit and the Regulatory Framework in the United Kingdom

The United Kingdom’s withdrawal from the European Union took place on January 31, 2020. The European Union and the United Kingdom reached an agreement on their new partnership in the Trade and Cooperation Agreement, or the Agreement, which was applied provisionally beginning on January 1, 2021 and which entered into force on May 1, 2021. The Agreement focuses primarily on free trade by ensuring no tariffs or quotas on trade in goods, including healthcare products such as medicinal products. Thereafter, the European Union and the United Kingdom will form two separate markets governed by two distinct regulatory and legal regimes. As such, the Agreement seeks to minimize barriers to trade in goods while accepting that border checks will become inevitable as a consequence that the United Kingdom is no longer part of the single market. As of January 1, 2021, the Medicines and Healthcare Products Regulatory Agency, or the MHRA, became responsible for supervising medicines and medical devices in Great Britain, comprising England, Scotland and Wales under domestic law whereas Northern Ireland continues to be subject to EU rules under the Northern Ireland Protocol. The MHRA will rely on the Human Medicines Regulations 2012 (SI 2012/1916) (as amended), or the HMR, as the basis for regulating medicines. The HMR has incorporated into the domestic law the body of EU law instruments governing medicinal products that pre-existed prior to the United Kingdom’s withdrawal from the European Union.

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

Restrictions under applicable federal and state health care laws and regulations, include the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal health care program such as Medicare and Medicaid; the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government; the Foreign Corrupt Practices Act, which prohibits companies and their intermediaries from making, or offering or promising to make, improper payments to non-U.S. officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment; and the federal transparency requirements known as the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians, other healthcare providers and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members.

Further, some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Additionally, some state and local laws require the registration of pharmaceutical sales representatives in the jurisdiction. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by the federal Health Insurance Portability and Accountability Act of 1996, thus complicating compliance efforts.

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

There have been a number of federal and state proposals during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for drugs and biologics and other medical products, government control and other changes to the health care system in the United States. In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the ACA. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2031 under the Coronavirus Aid, Relief, and Economic Security Act. These Medicare sequester reductions have been suspended through the end of March 2022. From April 2022 through June 2022 a 1% sequester cut will be in effect, with the full 2% cut resuming thereafter. The American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the U.S. government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

Since enactment of the ACA, there have been, and continue to be, numerous legal challenges and Congressional actions to repeal and replace provisions of the law. For example, with enactment of the Tax Cuts and Jobs Act of 2017, which was signed by President Trump on December 22, 2017, Congress repealed the “individual mandate.” The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Further, on December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the ACA is an essential and inseverable feature of the ACA, and therefore because the mandate was repealed as part of the Tax Act, the remaining provisions of the ACA are invalid as well. In June 20121, the U.S. Supreme Court dismissed this action after finding that the plaintiffs do not have standing to challenge the constitutionality of the ACA. Litigation and legislation over the ACA are likely to continue, with unpredictable and uncertain results.

The Trump Administration also took executive actions to undermine or delay implementation of the ACA, including directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal or regulatory burden on states, individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On January 28, 2021, however, President Biden issued a new Executive Order which directs federal agencies to reconsider rules and other policies that limit Americans’ access to health care, and consider actions that will protect and strengthen that access. Under this Executive Order, federal agencies are directed to re-examine: policies that undermine protections for people with pre-existing conditions, including complications related to COVID-19; demonstrations and waivers under Medicaid and the ACA that may reduce coverage or undermine the programs, including work requirements; policies that undermine the health insurance marketplace or other markets for health insurance; policies that make it more difficult to enroll in Medicaid and the ACA; and policies that reduce affordability of coverage or financial assistance, including for dependents.

Pharmaceutical Prices

The prices of prescription pharmaceuticals have also been the subject of considerable discussion in the United States. There have been several recent U.S. congressional inquiries, as well as proposed and enacted state and federal legislation designed to, among other things, bring more transparency to pharmaceutical pricing, review the relationship between pricing and manufacturer patient programs, and reduce the costs of pharmaceuticals under Medicare and Medicaid. In 2020, President Trump issued several executive orders intended to lower the costs of prescription products and certain provisions in these orders have been incorporated into regulations. These regulations include an interim final rule implementing a most favored nation model for prices that would tie Medicare Part B payments for certain physician-administered pharmaceuticals to the lowest price paid in other economically advanced countries, effective January 1, 2021. That rule, however, has been subject to a nationwide preliminary injunction and, on December 29, 2021, CMS issued a final rule to rescind it. With issuance of this rule, CMS stated that it will explore all options to incorporate value into payments for Medicare Part B pharmaceuticals and improve beneficiaries' access to evidence-based care.

In addition, in October 2020, the U.S. Department of Health and Human Services, or HHS, and the FDA published a final rule allowing states and other entities to develop a Section 804 Importation Program, or SIP, to import certain prescription drugs from Canada into the United States. The final rule is currently the subject of ongoing litigation, but at least six states (Vermont, Colorado, Florida, Maine, New Mexico, and New Hampshire) have passed laws allowing for the importation of drugs from Canada with the intent of developing SIPs for review and approval by the FDA. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which has been delayed until January 1, 2026 pursuant to the Infrastructure Investment and Jobs Act.

On July 9, 2021, President Biden signed Executive Order 14063, which focuses on, among other things, the price of pharmaceuticals. The Executive Order directs HHS to create a plan within 45 days to combat “excessive pricing of prescription pharmaceuticals and enhance domestic pharmaceutical supply chains, to reduce the prices paid by the federal government for such pharmaceuticals, and to address the recurrent problem of price gouging.” On September 9, 2021, HHS released its plan to reduce pharmaceutical prices. The key features of that plan are to: (a) make pharmaceutical prices more affordable and equitable for all consumers and throughout the health care system by supporting pharmaceutical price negotiations with manufacturers; (b) improve and promote competition throughout the prescription pharmaceutical industry by supporting market changes that strengthen supply chains, promote biosimilars and generic drugs, and increase transparency; and (c) foster scientific innovation to promote better healthcare and improve health by supporting public and private research and making sure that market incentives promote discovery of valuable and accessible new treatments.

At the state level, individual states are increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. A number of states, for example, require drug manufacturers and other entities in the drug supply chain, including health carriers, pharmacy benefit managers, wholesale distributors, to disclose information about pricing of pharmaceuticals. In addition, regional healthcare organizations and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription pharmaceutical and other healthcare programs. These measures could reduce the ultimate demand for our products, once approved, or put pressure on our product pricing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed.

Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular drug candidate to currently available therapies (so-called health technology assessment) in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions.

Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products, if approved in those countries.

C. Organizational structure.

Stealth BioTherapeutics Corp was incorporated in Grand Cayman, Cayman Islands as Stealth Peptides International, Inc. in April 2006. Its wholly owned subsidiary, Stealth BioTherapeutics Inc., was incorporated in Delaware as Stealth Peptides Inc. in October 2007. In addition, a wholly owned subsidiary, Stealth BioTherapeutics (HK) Limited, was incorporated in Hong Kong in September 2017. Stealth BioTherapeutics Corp, Stealth BioTherapeutics Inc. and Stealth BioTherapeutics (HK) Limited are collectively referred to herein as the “Company.”

D. Property, plants and equipment.

Our operations are conducted at Stealth Delaware, which is located in Needham, Massachusetts, where it occupies 6,051 square feet of office space. The lease expires October 31, 2022.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

a.
Operating results.

The following discussion and analysis of our financial condition and results of operations should be read together with our audited financial statements and the related notes included elsewhere in this annual report on Form 20-F. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” As a result of many factors, including those factors set forth under “Item 3.D.—Risk Factors”, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Additionally, please see our Annual Report on Form 20-F for our fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 6, 2021, for a discussion covering our fiscal year ended December 31, 2020.

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

We are studying elamipretide in the following indications:

▪
Geographic atrophy or GA, an advanced form of dry age-related macular degeneration, for which we conducted ReCLAIM, a Phase 1 clinical trial in the United States and are expecting to announce data from ReCLAIM-2, our fully enrolled Phase 2b clinical trial early in the second quarter of 2022; and
▪
Primary mitochondrial myopathy due to nuclear DNA, or nDNA, mutations, or nPMM, for which we are currently recruiting patients for enrollment in NuPOWER, a Phase 3 clinical trial. We have designed this trial to focus upon patients with nDNA mutations because we observed improvements in this prespecified subgroup of patients in our previous Phase 3 primary mitochondrial myopathy trial.

We are evaluating the potential for additional clinical trials of elamipretide in the following neuromuscular and cardiac diseases in which mitochondrial dysfunction is implicated:

▪
Duchenne muscular dystrophy, or DMD, where deficits in dystrophin and associated mitochondrial dysfunction lead to a progressive decline in skeletal and cardiac muscle function; and
▪
Barth syndrome, or BTHS, where deficits in cardiolipin lead to a progressive decline in skeletal and cardiac muscle function.

Subject to continued planning efforts and partnering discussions, we hope to submit one or more investigational new drug applications for elamipretide in DMD during 2022. Subject to ongoing regulatory discussions, we are evaluating the feasibility of conducting another Phase 3 clinical trial in BTHS, where we have previously conducted a Phase 2/3 clinical trial and a Phase 3 retrospective natural history controlled clinical trial.

Our second clinical product candidate, SBT-272, is a novel peptidomimetic that has been shown to increase adenosine triphosphate production and decrease levels of reactive oxygen species in dysfunctional mitochondria in preclinical studies. In early experiments, SBT-272 demonstrated higher mitochondrial uptake and greater concentrations in the brain relative to elamipretide. We are developing SBT-272 for rare neurological diseases involving mitochondrial dysfunction, with a preliminary focus on amyotrophic lateral sclerosis and frontotemporal lobar degeneration. Results from a Phase 1 clinical trial of orally administered SBT-272 in healthy human volunteers completed during 2020 showed that orally administered SBT-272 did not reach desired drug exposure levels. We have initiated a Phase 1 clinical trial of subcutaneous SBT-272 in healthy human volunteers and to plan initiate chronic toxicology studies to support the potential initiation of a Phase 2 clinical trial in patients. We are also conducting additional preclinical studies in other neurological disease models to inform our decisions regarding potential additional indications.

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

Since our inception in 2006, we have devoted substantially all of our resources to organizing and staffing our company, business planning, raising capital, acquiring and developing our proprietary technology, identifying potential product candidates and conducting preclinical and clinical studies of our product candidates. We have not generated any product revenue and have financed our operations primarily through the private placement of Series A convertible preferred shares and convertible notes, borrowings under a term loan, through our February 2019 initial public offering and through public offerings and private placements of our American depositary shares, or ADSs. We have also received proceeds from a development funding agreement, or the Development Funding Agreement, with Morningside Venture (I) Investments Limited, or MVIL and an option agreement, or the Option Agreement and share purchase agreement, or the Equity Agreement (collectively referred to as the Alexion Arrangement), with Alexion Pharmaceuticals, Inc., or Alexion. As of December 31, 2021, our principal source of liquidity was cash and cash equivalents, which totaled $47.1 million.

As of December 31, 2021, we had an accumulated deficit of $608.0 million. Our net loss was $52.5 million, $57.5 million and $71.7 million for the years ended December 31, 2021, 2020 and 2019, respectively. We have incurred significant net operating losses in every year since our inception and expect to continue to incur increasing net operating losses and significant expenses for the foreseeable future. We are required to comply with an unrestricted minimum cash level in accordance with the terms of our venture loan and security agreement, until certain cash financing conditions are met. Our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase significantly as we:

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

We believe our existing cash and cash equivalents at December 31, 2021 will be sufficient to fund our operating expenses into the third quarter of 2022. We have concluded that this circumstance raises substantial doubt about our ability to continue as a going concern within one year after the issuance date of our consolidated financial statements for the year ended December 31, 2021. See Note 1 to our consolidated financial statements for additional information on our assessment.

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

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Product expenses:
Elamipretide	$11,091	$15,919	$20,633
SBT-255	273	—	—
SBT-272	3,190	1,851	2,143
SBT-550 Series	515	—	—
Other	—	—	2
Total costs directly allocated to products	15,069	17,770	22,778
Expenses not directly allocated to products:
Research and development programs	1,029	1,026	1,615
Consultants and professional expenses	2,572	1,965	6,547
Employee expenses including cash compensation, benefits and share-based compensation	7,886	8,544	13,664
Total expenses not directly allocated to products	11,487	11,535	21,826
Total research and development expenses	$26,556	$29,305	$44,604

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

A change in the outcome of any of these factors could mean a significant change in the costs and timing associated with the development of our current and future preclinical and clinical product candidates. For example, if the U.S. Food and Drug Administration, or FDA, or other regulatory authority were to require us to conduct clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in execution of or enrollment in any of our preclinical studies or clinical trials, we could be required to expend significant additional financial resources and time on the completion of preclinical and clinical development.

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

Other Income (Expense), Net

Other income (expense), net, primarily consists of amortization of debt discount and interest expense incurred on our term loan facility and incurred on our venture loan, loss recognized upon extinguishment of our term loan facility, interest income earned on cash and cash equivalents and changes in the fair value of our derivative liability.

Results of Operations

Comparison of the Years Ended December 31, 2021 and 2020

The following tables summarizes our results of operations for the years ended December 31, 2021, and 2020, together with the dollar change in those items on a year over year basis:

	Year Ended December 31,		Dollar
	2021	2020	Change
	(in thousands)

Operating expenses:
Research and development	$26,556	$29,305	$(2,749)
General and administrative	19,747	19,366	381
Total operating expenses	46,303	48,671	(2,368)
Loss from operations	(46,303)	(48,671)	2,368
Other expense, net	(6,224)	(8,786)	2,562
Net loss	$(52,527)	$(57,457)	$4,930

Research and Development Expenses

Research and development expenses decreased by $2.7 million to $26.6 million for the year ended December 31, 2021, from $29.3 million for the year ended December 31, 2020. The decrease was due to a net decrease of $4.0 million in clinical cost driven by the closeout of our previous Primary Mitochondrial Myopathy clinical trials, a decrease of $0.8 million in manufacturing costs, and a net decrease of $0.6 million in employee related costs driven by the strategic repositioning in 2020. These decreases were partially offset by increases of $2.5 million in preclinical costs to develop and expand our current pipeline and $0.2 million in professional service costs.

General and Administrative Expenses

General and administrative expenses increased by $0.3 million to $19.7 million for the year ended December 31, 2021, from $19.4 million for the year ended December 31, 2020. The increase was driven by an increase of $1.2 million in precommercial costs and an increase of $0.2 million in insurance costs offset by a $0.8 million decrease in facility related costs and a $0.3 million decrease in employee related costs due to the strategic repositioning in 2020.

Other Expense

Other expense decreased by $2.6 million to $6.2 million for the year ended December 31, 2021 from $8.8 million for the year ended December 31, 2020. Other expenses in 2021 consisted of a $4.9 million loss due to the change in fair value of the derivative liability, $1.2 million in interest expense, $0.1 million in loss from extinguishment of term loan facility. Other expense in 2020 consisted of a $7.1 million loss due to the change in fair value of the derivative liability and $1.8 million in interest expense offset by $0.1 million in interest income.

Recent Accounting Pronouncements

Note 2, “Summary of Significant Accounting Policies,” in the accompanying notes to the consolidated financial statements includes a discussion of recent accounting pronouncements. There were no new accounting pronouncements adopted during 2021 that had a material effect on our consolidated financial statements.

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

Quantitative and Qualitative Disclosures about Market Risk

We are minimally exposed to market risk related to changes in interest rates. As of December 31, 2021, we had cash and cash equivalents of $47.1 million, consisting primarily of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are held in short-term money market funds. We do not believe we are materially at risk to sudden drops in interest rates based on the amounts subject to these potential changes.

Our venture loan facility has a floating per annum rate equal to the Wall Street Journal prime rate plus 5.5%, subject to a prime rate floor of 3.25% which exposes us to market interest rate risk when we have outstanding borrowings. As of December 31, 2021, we had $15.0 million of outstanding borrowings under the venture loan facility. Assuming our outstanding debt remains constant for an entire year and the applicable annual interest rate increases by 1.0%, our annual interest expense would increase by $0.2 million.

b.
Liquidity and capital resources.

Overview

We have funded our operations from inception through December 31, 2021 primarily through aggregate gross proceeds from the sale of Series A convertible preferred shares, the issuance of convertible promissory notes, a term loan, the sale of ordinary shares and the sale and issuance of ADSs, as well as proceeds received under the Alexion Arrangement, and the Development Funding Agreement. As of December 31, 2021, we had cash and cash equivalents of $47.1 million.

Indebtedness

Term Loan Facility

On June 30, 2017, we entered into a loan and security agreement with Hercules Capital, Inc., or Hercules, which we refer to as the Term Loan Facility. The Term Loan Facility was amended in March, July and October of 2018, March and October of 2019 and July of 2020. We borrowed an aggregated principal amount of $20.0 million under the Term Loan Facility. In September 2021, we entered into a payoff letter with respect to the Term Loan Facility, repaid the outstanding obligations under the Term Loan Facility, and the loan documents were terminated.

In connection with our entry into the Term Loan Facility, we issued to Hercules a warrant to purchase our ordinary shares. For a description of the warrant, see “Description of Share Capital and Articles of Association—Warrant” in our preliminary prospectus dated August 5, 2021, filed with the SEC on Form F-1, which information is incorporated by reference in this annual report.

Venture Loan

On September 30, 2021, we entered into a $25.0 million venture loan and security agreement, or the Venture Loan, with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP , or the Lenders. On the closing date, we received $15.0 million, with the remaining $10.0 million available upon achievement of certain predetermined milestones.

The Venture Loan will be repaid in 48 months from the first day of the month following the funding of the advance and accrues interest at a per annum rate of interest equal to 5.5% plus the prime rate, as reported in the Wall Street Journal, subject to a prime rate floor of 3.25%.

We may prepay all of the outstanding advances by paying the entire principal balance and all accrued and unpaid interest, subject to prepayment charges of up to 3% of the then outstanding principal balance. Upon the earlier of (i) payment in full of the principal balance, (ii) an event of default, or (iii) the maturity date, we are also required to pay an additional final payment of 6% of the principal loan amount to the Lenders.

The Venture Loan is secured by a lien on substantially all of our assets, other than intellectual property and excluded collateral. The Venture Loan contains customary covenants and representations, including a financial reporting covenant and limitations on dividends, indebtedness, collateral, investments, distributions, transfers, mergers or acquisitions taxes, corporate changes, deposit accounts, and subsidiaries. An event of default had not occurred as of December 31, 2021.

In connection with our Venture Loan, we are requirement to maintain an unrestricted minimum cash balance until certain cash financing conditions are met.

In connection with our entry into the Venture Loan, we issued to the Lenders a warrant to purchase our ordinary shares. For a description of the warrant, see “Description of Share Capital and Articles of Association—Warrant” in our preliminary prospectus dated August 5, 2021, filed with the SEC on Form F-1, which information is incorporated by reference in this annual report.

Lincoln Park Agreement

In June 2020, we entered into a $20.0 million purchase agreement, or the Purchase Agreement, together with a registration rights agreement, with Lincoln Park Capital Fund, LLC, or Lincoln Park. Under the terms and subject to the conditions of the Purchase Agreement, we have the right to sell to Lincoln Park, and Lincoln Park is obligated to purchase, up to $20.0 million of our ordinary shares, subject to certain limitations, from time to time, over the 36-month period commencing on June 22, 2020. As of December 31, 2021 and 2020, pursuant to the Purchase Agreement a total of 41,094,552 and 4,680,000 ordinary shares were sold to Lincoln Park for net proceeds totaling $4.2 million and $0.7 million, respectively.

At- the-Market Offering Agreement

In August 2020, we and H.C. Wainwright & Co., LLC, or Wainwright, entered into an At The Market, or ATM, Offering Agreement pursuant to which we may offer and sell, from time to time, through Wainwright, ADSs, each representing 12 ordinary shares, with a nominal or par value of $0.0003 per share. We have no obligation to sell any ADSs pursuant to the ATM Offering Agreement and may at any time suspend sales pursuant to the ATM Offering Agreement. Each party may terminate the ATM Offering Agreement at any time without liability. As of December 31, 2021 and 2020, we have not sold any shares under the ATM Offering Agreement.

Development Funding Agreement

In October 2020, we entered into the Development Funding Agreement, under which MVIL agreed to provide funding of $35.0 million to support our efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of BTHS, dry AMD, FRDA, DMD, replisome-related disorders and LHON.

In May 2021, we amended the Development Funding Agreement, under which MVIL agreed to provide an additional funding of $30.0 million. As of December 31, 2021, we have received $65.0 million pursuant to the terms of the Development Funding Agreement as amended.

In connection with the respective funding tranches we have issued warrants for 161,823,177 ordinary shares. We are also obligated to make success payments to MVIL upon receipt of certain regulatory approvals of elamipretide in the designated indications.

Other Offerings

In April 2020, the Company entered into an ordinary share purchase agreement, pursuant to which the Company issued and sold to MVIL 152,858,460 ordinary shares, par value $0.0003 per share, at a price of $0.13084 per share, for an aggregate purchase price of $20.0 million.

In November 2020, we entered into a Securities Purchase Agreement with certain institutional investors for a registered direct offering, or the 2020 Public Offering, of an aggregate of 2,844,446 ADSs at a public offering price of $1.125 per ADS for net proceeds of approximately $2.6 million. In February 2021, we entered into a Securities Purchase Agreement with certain institutional investors for a registered direct offering, or the 2021 Public Offering, of an aggregate of 2,339,000 ADSs at a public offering price of $2.00 per ADS for net proceeds of approximately $4.1 million.

Cash Flows

The following table provides information regarding our cash flows for each of the years presented:

	Year ended December 31,
	2021	2020
	(in thousands)
Net cash provided by (used in):
Operating activities	$(44,971)	$(53,539)
Investing activities	183	(60)
Financing activities	59,136	35,618
Net increase (decrease) in cash and cash equivalents	$14,348	$(17,981)

Net Cash Used in Operating Activities

The use of cash for operating activities in all periods resulted primarily from our net losses adjusted for non-cash charges and changes in components of working capital.

Net cash used in operating activities decreased by $8.5 million to $45.0 million during the year ended December 31, 2021, from $53.5 million year ended December 31, 2020. Cash used in operating activities during the year ended December 31, 2021, consisted of our net loss of $52.5 million, offset by non-cash charges of $9.6 million, which includes $4.9 million change in fair value of derivative, $4.2 million in share-based compensation, $0.3 million in other non-cash charges and $0.2 million in non-cash interest expense. Changes in operating assets and liabilities included $1.6 million in decreases in accounts payable, accrued expenses and other current liabilities and a $0.5 million increase in prepaid expenses and other current assets.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $0.2 million during the year ended December 31, 2021, and net cash used in investing activities was $0.1 million during the year ended December 31, 2020.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $59.1 million during the year ended December 31, 2021, compared to $35.6 million during the year ended December 31, 2020. Cash provided by financing activities during the year ended December 31, 2021, was primarily attributable to the receipt of $45.0 million in connection with the Development Funding Agreement, $14.8 million of net proceeds from the Venture Loan, $9.0 million in connection with the issuance of ADSs as part of various financing activities during the year, offset in part by $9.1 million of payments made on the Term Loan Facility and $0.6 million of payments for deferred financing costs and issuance costs for the Venture Loan.

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

Our existing cash and cash equivalents will not be sufficient to support our clinical development of elamipretide and SBT-272 for rare cardiomyopathies and neurological indications and rare and common ophthalmic indications, any additional protocols or studies we may conduct in BTHS to support a resubmission of a new drug application or any clinical development for SBT-550 or any other product candidates we may develop in the future. We will be required to expend significant funds in order to advance the development of elamipretide, SBT-272, and SBT-550, as well as any other product candidates we may develop in the future. We are also required to comply with an unrestricted minimum cash balance in accordance with the terms of our Venture Loan until certain cash financing conditions are met, and there is a risk that we may be unable to remain in compliance with this financial covenant in the future in which case the debt may become immediately due and payable. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

We believe that our existing cash and cash equivalents as of December 31, 2021, will be sufficient to fund our operating expenses into the third quarter of 2022.

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

Our contractual obligations relate to the lease of our office space and a term loan facility. We have summarized in the table below our fixed contractual cash obligations as of December 31, 2021.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating leases	$126	$126	$—	$—	$—
Venture loan facility(1)	15,900	—	10,000	5,900	—
Total	$16,026	$126	$10,000	$5,900	$—

(1) Represents principal amount of the outstanding Venture Loan Facility as of December 31, 2021 as well as an end of term charge of $0.9 million due under the Venture Loan Facility. The loan is subject to variable interest that will be calculated as payments become due.

c.
Research and development, patents and licenses, etc.

Full details of our research and development activities and expenditures are given in “Item 4.B. —Business Overview” and “Item 5.A. —Operating Results” within this annual report.

d.
Trend information.

See “Item 5.A. —Operating Results” and “Item 5.B. —Liquidity and Capital Resources” within this annual report.

e.
Critical Accounting Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. We believe that several accounting policies are important to understanding our historical and future financial performance. We refer to these policies as critical because these specific areas generally require us to make judgments and estimates about matters that are uncertain at the time we make the estimate, and we could have used different estimates which also would have been reasonable. On an ongoing basis, we evaluate our estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and other market-specific or other relevant assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

Development Derivative Liability

Under the Development Funding Agreement, MVIL paid us $20.0 million upon execution of the Agreement, $10.0 million upon completing enrollment of our ReCLAIM-2 Phase 2 clinical trial of elamipretide for the treatment of dry AMD, or Tranche 2 Milestone Event and $5.0 million upon the submission of a new drug application to the FDA for elamipretide for the treatment of BTHS, or Tranche 3 Milestone Event.

On May 17, 2021,we amended the Development Funding Agreement, under which MVIL agreed to provide an additional $30.0 million in funding. Pursuant to the amended Development Funding Agreement we received $8.0 million in May 2021, $6.0 million in September 2021, $5.0 million in October 2021 and $11.0 million in December 2021. We were required to issue a warrant to MVIL, in connection with each such additional funding, under the same terms and conditions of the Development Funding Agreement. As of December 31, 2021, we have received a total of $65.0 million pursuant to the terms of the Development Funding Agreement and the amended Development Funding Agreement.

Upon receipt of funding for each tranche, we are required to issue a warrant exercisable for ordinary shares at an exercise price that is 115% of the implied price of our ordinary shares on the date of issuance, with such number of ordinary shares being equal to the quotient of 30% of the amount of each funding received divided by the exercise price or the Future Warrants.

In accordance with the Development Funding Agreement we have issued the following warrants in 2021:

Description	Timing	Amount (in millions)	Warrants issued for ordinary shares	Exercise Price
Full enrollment of our ReCLAIM-2 trial	February 2021	$10.0	18,750,000	$0.16
Amendment of Development Funding Agreement	May 2021	$8.0	18,461,538	$0.13
Filing our BTHS NDA	September 2021	$5.0	10,714,286	$0.14
Oct 1, 2021 funding (early payment-partial)	September 2021	$6.0	12,857,143	$0.14
Oct 1, 2021 funding (remaining payment)	October 2021	$5.0	13,636,364	$0.11
Dec 1, 2021 funding	December 2021	$11.0	41,250,000	$0.08
Total		$45.0	115,669,331

The warrants issued were immediately exercisable and have a term of three years.

The Development Funding Agreement is presented as a derivative liability on our consolidated balance sheet as of December 31, 2021 and 2020. The success payments featured in the Development Funding Agreement meets the criteria for derivative accounting as it the has multiple underlyings, payment provisions, nominal initial net investment and a net settlement provision. The Development Funding Agreement also includes provisions that allow for the issuance of Future Warrants upon receipt of additional funding. At inception, the Future Warrants were not considered “fixed-for-fixed” as the exercise price and number of ordinary shares are dependent on the date and share price at the date of issuance. As such the Future Warrants were deemed to be liability classified. The Development Funding Agreement and the Future Warrants were considered to be a hybrid instrument recorded as the development derivative liability on our consolidated balance sheets.

At the inception of the arrangement, the Company identified two units of account (i) the Initial Warrant and (ii) derivative liability, which included the success payments feature and the Future Warrants. The derivative liability was initially recorded at the value of $18.1 million, the estimated fair value at inception of the arrangement, and is remeasured at fair value at each reporting date. The remaining amount of $1.9 million of the initial cash received of $20.0 million was attributed to the Initial Warrants, which met the criteria for equity classification. The fair value of the Future Warrants was estimated as of the inception of the agreement and at each reporting period using the Black Scholes Merton valuation model.

Upon the receipt of each respective funding tranche, each respective Future Warrant was deemed to meet the criteria for equity classification, or Warrants. The Warrants meets the “fixed-for-fixed” criteria and were recognized as a component of additional paid in capital and were not remeasured. As of December 31, 2021, there were no Future Warrants within the derivative liability instrument.

The development derivative liability is considered a level 3 fair value measurement, as it is dependent upon significant unobservable inputs. The derivative is valued using a scenario-based discounted cash flow method, whereby each scenario makes assumptions regarding the probability and timing of cash flows, and the present value of such cash flows is determined valued using a risk-adjusted discount rate. Key inputs to the level 3 fair value model at inception and as of the reporting date include (i) the probability (100%) and timing of achieving stated development milestones to receive the next tranches of funding and the related issuance of Future Warrants upon receipt of the respective tranches of funding, (ii) the probability and timing of achieving FDA and European Medicines Agency approval of the designated indications, and (iii) the Company’s implied cost of borrowing (18.7% at inception, 18.3% and 16.6% as of December 2021 and 2020, respectively).

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

Item 6. Directors, Senior Management and Employees

a.
Directors and senior management.

The following table sets forth the name and position of each of the directors of Stealth BioTherapeutics Corp and of the executive officers of Stealth Delaware and their ages as of March 31, 2022. Stealth BioTherapeutics Corp does not have any executive officers other than Irene McCarthy, its Chief Executive Officer.

Name	Age	Position
Executive Officers
Irene (Reenie) McCarthy	57	Chief Executive Officer, Director
Robert Weiskopf	71	Chief Financial Officer
Brian D. Blakey, Pharm.D.	60	Chief Business Officer
James R. Carr, Pharm.D.	59	Chief Clinical Development Officer
Martin P. Redmon	60	Chief Research and Development Officer
Non-Employee Directors
Gerald L. Chan, Sc.D.	71	Director, Chairman of the Board
Francis W. Chen, Ph.D. (1)(2)	73	Director
Louis Lange, M.D., Ph.D. (1)(3)	73	Director
Kevin F. McLaughlin (1)(2)	65	Director
Edward P. Owens (3)	75	Director
Eve Slater, M.D.(3)	76	Director

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

Robert Weiskopf has served as Chief Financial Officer of Stealth Delaware since September 2019. Mr. Weiskopf previously served as Senior Vice President, Chief Financial Officer, and Treasurer of ArQule, Inc., a biopharmaceutical company, from May 2015 to March 2019 and as Vice President of Finance, Corporate Controller, and Treasurer of ArQule, Inc. from February 2007 to May 2015. Mr. Weiskopf is a Certified Public Accountant and holds a B.S.B.A. magna cum laude and M.S.B.A. in accounting from the University of Massachusetts at Amherst.

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

Martin Redmon has served as Chief Research & Development Officer at Stealth Delaware since March 2021. Previously, Dr. Redmon was Executive Vice President of Discovery, Development and Technical Operations from 2019-2021, and, from May 2015 to 2019, Dr. Redmon served as our Vice President, Pharmaceutical Sciences and Technical Operations. Dr. Redmon has more than 30 years of experience in pharmaceutical research and development, operations, and project and functional line management. Prior to joining Stealth, he served as Senior Vice President of Research, Development and Technical Operations at Precision Dermatology, and has previously held pharmaceutical development scientific management positions at Eli Lilly and Company, Focal Inc., Sepracor, Inc. (subsequently Sunovion Pharmaceuticals, Inc.), Praecis Pharmaceuticals Inc, and ArQule, Inc. Dr. Redmon holds a BS in Chemical Engineering and a PhD in Pharmaceutical Sciences, both from the University of Kentucky.

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

Francis W. Chen, Ph.D., was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since April 2006. In November 2011, he founded, and currently serves as the chairman of, SinoAmerican Partners Limited, an advisory services firm that specializes in cross-border transactions of technology companies. Dr. Chen was also a venture partner at WI Harper Group, an early-stage venture capital firm with investment activities in Silicon Valley and China from June 2009 to December 2012. Dr. Chen has more than 20 years of prior management experience in the healthcare industry and has served on the board of directors of several private companies. Dr. Chen holds a Ph.D. in immunology from Harvard University and an M.S. and a B.S. in chemistry from Tufts University. We believe Dr. Chen is qualified to serve on our board of directors because of his extensive experience investing in and serving on the boards of directors of life science companies.

Kevin F. McLaughlin was appointed as a Director of Stealth BioTherapeutics Corp in June 2018. He has served as a director of Stealth Delaware since March 2017. Mr. McLaughlin served as Senior Vice President, Chief Financial Officer and Treasurer of Acceleron Pharma, Inc., a biotechnology company, from November 2010 through December 2021, following the company’s acquisition by Merck & Co. in November 2021. Mr. McLaughlin has also served on the board of directors of Vericel Corporation (NASDAQ – VCEL), a biopharmaceutical company, since January 2015. He previously served as Senior Vice President and Chief Financial Officer of Qteros, Inc., a cellulosic biofuels company, from 2009 through 2010 and as co-founder, Chief Operating Officer and director of Aptius Education, Inc., a publishing company, from 2007 through 2009. Mr. McLaughlin held several executive positions with PRAECIS Pharmaceuticals, Inc., a biopharmaceutical company, from 1996 through 2007, initially as Chief Financial Officer, before becoming Chief Operating Officer and eventually President and Chief Executive Officer, and he served as a member of the board of directors. Mr. McLaughlin began his career in senior financial roles at Prime Computer and Computervision Corporation. Mr. McLaughlin received a B.S. in business from Northeastern University and an M.B.A. from Babson College. We believe Mr. McLaughlin is qualified to serve on our board of directors because of his extensive operational experience and serving on the boards of directors of life science companies.

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

Louis Lange, M.D., Ph.D., was appointed as a Director of Stealth BioTherapeutics Corp in July 2019. Dr. Lange is currently a general partner at Asset Management Ventures, an investment firm, where he has worked since June 2009. Dr. Lange was the co-founder and served as the President and Chief Executive Officer of Cardiogen Sciences, Inc., a biotechnology company, from April 2014 until it was acquired by Audentes Therapeutics, Inc. (Nasdaq: BOLD) in August 2015. Dr. Lange also co-founded CV Therapeutics, Inc. in 1990 and served as the Chairman, Chief Executive Officer and Chief Scientific Officer until it was acquired by Gilead Sciences, Inc. (Nasdaq: GILD) in 2009. Dr. Lange has also served as the Chief of Cardiology and Professor of Medicine at Jewish Hospital at Washington University. Dr. Lange served as a member of Audentes Therapeutics, Inc.’s board of directors from August 2015 until January 2020 where he was the Lead Director from 2017 to 2019. Dr. Lange also served as a member of the Board of Trustees at the University of Rochester from 1998 to 2018, and The Gladstone Foundation from 2010 to 2019. Dr. Lange was a senior advisor to Gilead from April 2009 until November 2019. He was on the board of directors of BIO (the trade organization of biotech companies) from 1998 to 2009, as well as other private companies. He is currently a director of BIOPlus, a SPAC from 2021 to present. Dr. Lange holds a B.A. from the University of Rochester, an M.D. from Harvard Medical School and a Ph.D. from Harvard University. We believe Dr. Lange is qualified to serve on our board of directors because of his experience in serving in leadership positions at and on the board of directors of life sciences companies, as well as his investment expertise.

Eve Slater, M.D., F.A.C.C., was appointed as a Director of Stealth BioTherapeutics Corp in December 2020. Dr. Slater currently is a Professor of Clinical Medicine at Columbia University Vagelos College of Physicians and Surgeons, where she has taught in various positions since 1983. Dr. Slater is board certified in internal medicine and cardiology and brings considerable experience from the pharmaceutical industry. Dr. Slater was Senior Vice President, Worldwide Policy at Pfizer, Inc. from May 2007 until June 2009. Dr. Slater was the Assistant Secretary for Health, U.S. Department of Health and Human Services from February 2002 until March 2003 and was the Acting Assistant Secretary for Health from 2001 until her confirmation by the United States Senate in 2002. Dr. Slater held senior management positions at Merck Research Laboratories from 1983 to 2001, including Senior Vice President of External Policy, Vice President of Corporate Public Affairs, Senior Vice President of Clinical and Regulatory Development, Executive Director of Biochemistry and Molecular Biology, and Senior Director of Biochemical Endocrinology. Dr. Slater was trained in Internal Medicine and Cardiology at Massachusetts General Hospital, is board certified in Internal Medicine and Cardiology and is a Fellow of the American College of Cardiology. We believe Dr. Slater is qualified to serve on our board of directors because of her experience in the medical and pharmaceutical industries and her long tenure as an academic in the medical field.

Family Relationships

There are no family relationships among any of our directors or executive officers.

b.
Compensation.

For the year ended December 31, 2021, the aggregate compensation accrued or paid to our executive officers for services in all capacities was $3.4 million plus option awards exercisable for 10,921,272 ordinary shares at a weighted-average exercise price of $0.15 per share. Options for 10,921,272 shares expire on February 28, 2031. For the year ended December 31, 2021, the aggregate restricted American depositary shares, or ADS, units awarded to our executive officers for service in all capacities was 1,979,712 ordinary shares, represented by 164,976 ADSs. The compensation that we pay to our Chief Executive Officer Reenie McCarthy, who is also a Director, is received solely in her capacity as Chief Executive Officer.

For the year ended December 31, 2021, the aggregate compensation accrued or paid to our non-employee directors for services in all capacities was $0.3 million plus option awards exercisable for 2,044,728 ordinary shares at a weighted-average average exercise price of $0.15 per share. Options for 2,044,728 shares expire on February 28, 2031.

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

The following table sets forth information concerning outstanding equity awards for ordinary shares of each of our non-employee directors as of December 31, 2021:

	OPTION AWARDS
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS EXERCISABLE (#)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS UNEXERCISABLE (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE
Gerald L. Chan, Sc.D.	2,500,000	—	0.84	8/26/2024
	99,688	45,312	1.02	2/28/2029
	266,100	—	0.18	2/20/2030
	—	340,788	0.15	2/28/2031
Francis W. Chen, Ph.D.	50,000	—	0.45	12/13/2022
	99,688	45,312	1.02	2/28/2029
	266,100	—	0.18	2/20/2030
	—	340,788	0.15	2/28/2031
Kevin F. McLaughlin	50,000	—	1.38	03/15/2027
	99,688	45,312	1.02	2/28/2029
	266,100	—	0.18	2/20/2030
	—	340,788	0.15	2/28/2031
Edward P. Owens	50,000	—	1.38	5/23/2027
	99,688	45,312	1.02	2/28/2029
	266,100	—	0.18	2/20/2030
	—	340,788	0.15	2/28/2031
Louis Lange	150,000	—	1.01	7/23/2029
	266,100	—	0.18	2/20/2030
	—	340,788	0.15	2/28/2031
Eve Slater	75,000	—	0.16	7/1/2030
	266,104	354,800	0.11	12/3/2030
	—	340,788	0.15	2/28/2031

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

Amended 2019 Plan

Our board of directors approved an amendment of the Amended 2019 Plan, which became effective on March 25, 2020 upon approval from our shareholders. The Amended 2019 Plan provides for the grant of incentive share options, non-statutory share options, share appreciation rights, awards of restricted shares, restricted share units or other share-based awards. The number of our ordinary shares that is reserved for issuance under the Amended 2019 Plan is the sum of 22,692,938 shares plus (1) the number of our ordinary shares subject to outstanding awards under our 2006 Plan that expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right and (2) an annual increase, which we refer to as the Evergreen Provision, to be added the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2029, equal to the lowest of 31,780,518 of our ordinary shares, 4.0% of the number of ordinary shares outstanding on the first day of the fiscal year and an amount determined by our board of directors. On January 1, 2020, prior to the amendment of our Amended 2019 Plan, 17,468,832 ordinary shares were added to the plan pursuant to the Evergreen Provision. In connection with the amendment of the plan, the number of shares reserved under the plan was reduced by 24,999,996 shares, as those shares are now reserved under the ADS Plan. On

January 1, 2021, an additional 22,228,225 ordinary shares were added to the Amended 2019 Plan, pursuant to the Evergreen provision.

Pursuant to the Evergreen Provision, effective January 1, 2022, an additional 28,490,000 ordinary shares were added to the Amended 2019 Plan.

As of March 31, 2022, the total reserve under the Amended 2019 Plan is 95,057,355 shares of which 30,162,538 shares will be available for grant. Our employees, officers, directors, consultants and advisors and of any business ventures in which we have a controlling interest are eligible to receive awards under the Amended 2019 Plan; however, incentive share options may only be granted to our employees. In any calendar year, the value of awards under the Amended 2019 Plan and the ADS Plan made to any non-employee director for service as a director shall not exceed $1,000,000, unless otherwise approved by our board of directors at their discretion in extraordinary circumstances.

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

Except with respect to certain actions requiring shareholder approval under the Nasdaq Listing Rules, the Amended 2019 Plan, and our Articles of Association, our board of directors may amend, modify or terminate any outstanding award under the Amended 2019 Plan, including but not limited to, substituting therefor another award of the same or a different type, changing the date of exercise or realization, and converting an incentive share option into a non-statutory share option, subject to certain participant consent requirements. Unless our shareholders approve such action, the Amended 2019 Plan provides that we may not (except as otherwise permitted in connection with a change in capitalization or reorganization event):

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

Pursuant to the Evergreen Provision, effective January 1, 2022, an additional 14,244,996 ordinary shares or 1,187,083 ADSs were added to the ADS Plan.

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

2019 Employee Share Purchase Plan

In January 2019, our board of directors adopted, and our shareholders approved, the ESPP, which became effective on February 14, 2019. The ESPP is administered by our board of directors or by a committee appointed by our board of directors. The ESPP initially provides participating employees with the opportunity to purchase up to an aggregate of 3,972,565 ordinary shares. The number of ordinary shares reserved for issuance under the ESPP will automatically increase on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2020 and continuing until, and including, the fiscal year ending December 31, 2030, equal to the lowest of (i) 7,945,130 ordinary shares, (ii) 1.0% of the number of ordinary shares outstanding on the first day of the fiscal year and (iii) an amount determined by our board of directors. On January 1, 2020, 4,367,208 ordinary shares were added to the ESPP pursuant to this provision. On January 1, 2021, an additional 6,351,768 ordinary shares were added to the ESPP. Pursuant to the Evergreen Provision, effective January 1, 2022, an additional 7,122,500 ordinary shares were added to the 2019 ESPP.

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

Our board of directors may at any time, and from time to time, amend or suspend the ESPP or any portion thereof. We will obtain shareholder approval for any amendment if such approval is required by Section 423 of the Internal Revenue Code of 1986, as amended, or the Code. Further, our board of directors may not make any amendment that would cause the ESPP to fail to comply with Section 423 of the Code. The ESPP may be terminated at any time by our board of directors. Upon termination, we will refund all amounts in the accounts of participating employees.

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

The 2006 Plan expired in 2019 and no additional awards can be made under it. As of March 31, 2022, a total of 11,559,211 options remain outstanding under the 2006 Plan.

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
•
any combination of the foregoing.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Code. In general, all of our employees are eligible to participate. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit and have the amount of the reduction contributed to the 401(k) plan. We contribute up to 3% of an employee’s salary, subject to statutory limits. During the year ended December 31, 2021, we contributed $0.2 million.

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

Insofar as indemnification of liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to our board, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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
•
the class II directors are Dr. Louis Lange and Francis W. Chen, and their term will expire at the annual meeting of shareholders to be held in 2024; and
•
the class III directors are Kevin F. McLaughlin and Reenie McCarthy, and their term will expire at the annual meeting of shareholders to be held in 2022.

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

Audit Committee

During the year ended December 31, 2021, the members of our audit committee were Francis W. Chen, Dr. Louis Lange and Kevin F. McLaughlin, and Kevin F. McLaughlin serves as the chair of our audit committee. Our board of directors has determined that he is an “audit committee financial expert” as defined by applicable SEC rules. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. Our audit committee’s responsibilities include:

▪
appointing, approving the compensation of and assessing the independence of our registered public accounting firm;
▪
overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;
▪
reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
▪
monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
▪
overseeing our internal audit function, if any;
▪
discussing our risk management policies;
▪
establishing procedures for the receipt and retention of accounting-related complaints and concerns;
▪
meeting independently with our internal auditing staff, our independent registered public accounting firm and management;
▪
reviewing and approving or ratifying any related person transactions; and
▪
preparing the audit committee report required by SEC rules.

All audit services to be provided to us and all non-audit services to be provided to us by our registered public accounting firm must be approved in advance by our audit committee.

We believe that the composition of our committee meets the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating Committee

During the year ended December 31, 2021, the members of our nominating committee were Francis W. Chen and Kevin F. McLaughlin, and Francis W. Chen serves as the chair of our nominating committee. Our nominating committee’s responsibilities include:

▪
identifying individuals qualified to become members of our board of directors;
▪
recommending to our board of directors the persons to be nominated for election as directors and to each of our board of directors’ committees;
▪
developing and recommending to our board of directors corporate governance principles; and
▪
overseeing periodic evaluations of our board of directors.

Remuneration Committee

During the year ended December 31, 2021, the members of our remuneration committee were Dr. Louis Lange, Edward P. Owens and Dr. Eve Slater, and Edward P. Owens serves as the chair of our remuneration committee. Our remuneration committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Our remuneration committee’s responsibilities include:

▪
reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our Chief Executive Officer;
▪
reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our other executive officers;
▪
overseeing the evaluation of our senior executives;

▪
reviewing and making recommendations to our board of directors with respect to our incentive compensation and equity-based compensation plans;
▪
overseeing and administering our equity-based plans;
▪
reviewing and making recommendations to our board of directors with respect to director compensation;
▪
reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure to the extent such disclosure is required by SEC rules; and
▪
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

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on the Corporate Governance section of our website, which is located at www.investor.stealthbt.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a report on Form 6-K.

d.
Employees.

As of December 31, 2021, we had 38 full-time employees, 24 of whom were primarily engaged in research and development activities and 11 of whom had a Ph.D. or Pharm.D. degree. All of our full-time employees are based in the United States.

Our employees are not represented by any collective bargaining agreements.

e.
Share ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B. — Compensation” and “Item 7.A. —Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

a.
Major shareholders.

The following table sets forth information with respect to the beneficial ownership of the ordinary shares, as of February 28, 2022, except as otherwise noted, by:

•
each of our directors;
•
each of our executive officers;
•
all of our directors and executive officers as a group; and
•
each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of the ordinary shares.

The percentage ownership calculations are based on a total of 715,801,894 ordinary shares outstanding as of February 28, 2022.

The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, ordinary shares subject to options or other rights held by such person that are currently exercisable or will become exercisable within 60 days of February 28, 2022 are considered outstanding, although such shares subject to options or other rights are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed shareholders is c/o Stealth BioTherapeutics Inc., 140 Kendrick Street, Needham, Massachusetts 02494. Each of the shareholders listed has sole voting and investment power with respect to the shares beneficially owned by the shareholder unless noted otherwise, subject to community property laws where applicable.

NAME OF BENEFICIAL OWNER	SHARES BENEFICIALLY OWNED	PERCENTAGE OF SHARES BENEFICIALLY OWNED
5% Shareholders
Morningside Venture (I) Investments Limited(1)	639,983,188	72.9%
Executive Officers and Directors
Reenie McCarthy (2)	14,936,870	2.0%
Robert Weiskopf (3)	1,461,736	*%
Brian D. Blakey, Pharm.D. (4)	3,375,240	*%
James R. Carr, Pharm.D. (5)	2,889,547	*%
Martin, Redmon (6)	2,656,595	*%
Gerald L. Chan, Sc.D. (7)	3,218,659	*%
Francis W. Chen, Ph.D. (8)	768,659	*%
Louis Lange, M.D., Ph.D. (9)	756,888	*%
Kevin F. McLaughlin (10)	768,659	*%
Edward P. Owens (11)	1,740,659	*%
Eve Slater (12)	741,025	*%
All executive officers and directors as a group (11 persons) (13)	33,314,537	4.6%

* Less than 1%.

(1)
Based on information set forth in Schedule 13 D/A filed with the SEC on December 1, 2021 Includes (1) 581,383,192 ordinary shares beneficially owned by Morningside Venture (I) Investments Limited or MVIL et al, consisting of (i) 418,960,015 ordinary shares, (ii) 161,823,177 ordinary shares upon exercise of warrants and (iii) 600,000 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022; (2) 3,255,523 American depositary shares, or ADSs, representing 39,066,276 ordinary shares, beneficially owned by Season Pioneer Investments Limited, or SPIL; and (3) 1,627,810 ADSs, representing 19,533,720 ordinary shares, beneficially owned by Equal Talent Investments Limited, or ETIL. Francis Ann Elizabeth Richards, Jill Marie Franklin, Peter Stuart Allenby Edwards and Cheung Ka Ho, the directors of MVIL, share voting and dispositive control over the shares held by MVIL. As a result, Ms. Richards, Ms. Franklin, Mr. Edwards and Mr. Ho may be deemed to possess voting and investment control over and may be deemed to have indirect beneficial ownership with respect to, all shares held by MVIL. MVIL is ultimately beneficially owned by a family trust established by Madam Chan Tan Ching Fen. Each of Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Ho disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Suk Ying Pauli Ng is the sole director of SPIL and ETIL and has sole voting and dispositive power with respect to securities held by SPIL and ETIL. SPIL is ultimately wholly beneficially owned by a trust over which Mr. Edwards has sole authority to remove the trustee. ETIL is ultimately wholly beneficially owned by a trust over which Mr. Edwards has sole authority to remove the trustee. Ms. Ng disclaims beneficial ownership of the securities owned directly by SPIL and ETIL, except to the extent of her pecuniary interest therein. MVIL, SPIL and ETIL may act together with respect to the voting and disposition of the securities held by such entities. The principal business address for MVIL, SPIL and ETIL is 2nd Floor, Le Prince de Galles, 3-5 Avenue des Citronniers, MC 98000, Monaco.
(2)
Consists of 13,215,878 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(3)
Consists of 971,404 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(4)
Consists of 2,704,404 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(5)
Consists of 2,185,315 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(6)
Consists of 1,925,075 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(7)
Consists of 3,218,659 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(8)
Consists of 768,659 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(9)
Consists of 756,888 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(10)
Consists of 768,659 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(11)
Consists of 768,659 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(12)
Consists of 741,025 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.
(13)
Consists of 28,024,625 ordinary shares issuable upon the exercise of options exercisable within 60 days after February 28, 2022.

See “Item 3.D.—Risk Factors—Risks Related to Ownership of ADSs” for a discussion of MVIL’s controlling interest in the company.

Holdings by U.S. Shareholders

Citibank N.A., or Citibank, is the holder of record for the company’s American Depositary Receipt program, pursuant to which each ADS represents 12 ordinary shares. As of December 31, 2021, Citibank held 251,881,716 ordinary shares representing 35.4% of the outstanding share capital held at that date. As of December 31, 2021, we had 14 holders of record with addresses in the United States, and such holders held 2.3% of the outstanding share capital held at that date. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

b.
Related party transactions.

Since January 1, 2021, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties.

Development Funding Agreement

In October 2020, we entered into a development funding agreement, or the Development Funding Agreement, with MVIL under which MVIL agreed to provide funding of $35.0 million to us to support our efforts to secure regulatory approval of elamipretide. In May 2021, we amended the Development Funding Agreement, under which MVIL agreed to provide additional funding of $30.0 million. In 2021, we received a total of $45.0 million pursuant to the terms of the Development Funding Agreement.

Upon receipt of each funding tranche we are required to issue a warrant exercisable for ordinary shares at an exercise price that is 115% of the implied price of the Company’s ordinary shares on the date of issuance, with such number of ordinary shares being equal to the quotient of 30% of the amount of each funding received divided by the exercise price. We are also obligated to make success payments to MVIL upon receipt of certain regulatory approvals of elamipretide in certain indications.

In 2021, upon receipt of funding from MVIL, we have issued the following warrants:

Description	Timing	Amount (in millions)	Warrants issued for ordinary shares	Exercise Price
Full enrollment of our ReCLAIM-2 trial	February 2021	$10.0	18,750,000	$0.16
Amendment of Development Funding Agreement	May 2021	$8.0	18,461,538	$0.13
Filing our BTHS NDA	September 2021	$5.0	10,714,286	$0.14
Oct 1, 2021 funding (early payment-partial)	September 2021	$6.0	12,857,143	$0.14
Oct 1, 2021 funding (remaining payment)	October 2021	$5.0	13,636,364	$0.11
Dec 1, 2021 funding	December 2021	$11.0	41,250,000	$0.08
Total		$45.0	115,669,331

The warrants issued were immediately exercisable and have a term of three years. Upon the receipt of the respective milestone payment, the warrant was deemed to meet the criteria for equity classification as it was considered “fixed-for-fixed” and was recognized as a component of additional paid in capital and was not remeasured.

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

On July 14, 2021, at our Annual General Meeting, our shareholders approved the increase to our authorized share capital from US$360,000 divided into 1,200,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each to US$480,000 divided into 1,600,000,000 Ordinary Shares of a nominal or par value of US$0.0003 each. Subject to the update set forth in the previous sentence, the information set forth in our preliminary prospectus dated August 5, 2021, filed with the U.S. Securities and Exchange Commission, or SEC, on Form F-1, under the headings “Description of Share Capital and Articles of Association—General,” “Description of Share Capital and Articles of Association—Issued Share Capital,” “Description of Share Capital and Articles of Association—Articles of Association,” “Description of Share Capital and Articles of Association—Differences in Corporate Law,” and “Enforcement of Civil Liabilities” is incorporated herein by reference.

C. Material contracts.

Except as otherwise disclosed in this annual report (including the exhibits thereto), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of our business.

D. Exchange controls.

There are no governmental laws, decrees, regulations or other legislation of the Cayman Islands which may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or which may affect the remittance of dividends, interest or other payments to nonresident holders of our ordinary shares or American depositary shares, or ADSs.

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

Based on our estimated gross income and the average value of our gross assets, taking into account the price of our ADSs and the nature of our business, we do not believe that we were a PFIC for our tax year ended December 31, 2021, and do not currently expect to be a PFIC during our tax year ending December 31, 2022. However, there can be no assurance that we will not be classified as a PFIC for the current taxable year or any prior or future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation.

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

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers and file reports under those requirements with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are minimally exposed to market risk related to changes in interest rates. As of December 31, 2021, we had cash and cash equivalents of $47.1 million, consisting primarily of money market funds. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are held in short-term money market funds. We do not believe we are materially at risk to sudden drops in interest rates based on the amounts subject to these potential changes.

Our Venture Loan (as defined in Item 5.B. above) has a floating per annum rate equal to the Wall Street Journal prime rate plus 5.5% subject to a prime rate floor of 3.25% which exposes us to market interest rate risk when we have outstanding borrowings. As of December 31, 2021, we had $15.0 million of outstanding borrowings under the Venture Loan. Assuming our outstanding debt remains constant for an entire year and the applicable annual interest rate increases by 1.0%, our annual interest expense would increase by $0.2 million.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not applicable.

B. Not applicable.

C. Not applicable.

D. Not applicable.

E. Not applicable

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the company’s management, which is responsible for the management of the internal controls, and which includes our Chief Executive Officer (our principal executive officer and principal financial officer). The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation of our disclosure controls and procedures as of December 31, 2021, our Chief Executive Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable level of assurance.
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

Our management has assessed the effectiveness of internal control over financial reporting as of December 31, 2021, based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. Based on this assessment, our management has concluded that our internal control over financial reporting as of December 31, 2021, was effective.

C. Attestation report of the registered public accounting firm.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

D. Changes in internal control over financial reporting.

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2021	2020
	(in thousands)
Audit fees(1)	$517	$510
Audit-related fees(2)	83	165
Tax fees(3)	—	—
All other fees	—	—
Total	$600	$675

(1)
Audit fees consist of fees for the audit of our financial statement and fees for accounting consultations.
(2)
Audit-related fees are fees related to services performed in connection with registration statements or other regulatory filings with the SEC, comfort letters, and consents.
(3)
Tax fees consist of fees for professional services with respect to tax advisory services.

The policy of our audit committee or our board of directors is to pre-approve all auditing services and permitted non-audit services to be performed for us by our independent auditor, Deloitte & Touche LLP, including the fees and terms thereof for audit services, audit-related services, tax services and other non-audit services, subject to de minimis exception described in Section 10A(i)(l)(B) of the Exchange Act.

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
•
exemption from the requirement that our board of directors shall have regularly scheduled meetings at which only independent directors are present as set forth in Nasdaq Rule 5605(b)(2); and
•
exemption from the requirement to obtain shareholder approval of certain equity issuances in connection with acquisition of stock or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of us and certain private placements.

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

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

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

4.12	Sublease Agreement dated September 22, 2020 by and between the Company and PTC Inc (incorporated by reference to Exhibit 4.21 of our Annual Report on Form 20-F filed on April 6, 2021)

4.13

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

4.15

Fifth Amendment to Loan and Security Agreement dated as July 28, 2020, by and between

Hercules Capital Inc and the Company (incorporated by reference to Exhibit 10.1 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on August 6, 2020)

4.16

Sixth Amendment to Loan and Security Agreement dated as of April 29, 2021, by and between

Hercules Capital Inc and the Company (incorporated by reference to Exhibit 10.1 of our Report on Form 6-K (File No. 001-38810), filed April 30, 2021)

4.17	2019 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1, as amended, filed with the Securities and Exchange Commission January 30, 2019)

4.18

Development Funding Agreement, dated as of October 30, 2020, by and between the Company and Morningside Venture (I) Investments Limited (incorporated by reference to Exhibit 10.1 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on November 4, 2020)

4.19

Amendment to Development Funding Agreement dated as of May 17, 2021, by and between Morningside Venture (I) Investments Limited and the Company (incorporated by reference to Exhibit 10.1 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on May 18, 2021)

4.20	Form of Warrant (incorporated by reference to Exhibit 10.2 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on May 18, 2021)

4.21

Ordinary Share Purchase Warrant, dated as of October 30, 2020, by and between the Company and Morningside Venture (I) Investments Limited (incorporated by reference to Exhibit 10.2 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange

Commission on November 4, 2020)

4.22

Purchase Agreement, between the Company and Lincoln Park Capital Fund, LLC, dated June

2, 2020 (incorporated by reference to Exhibit 1.1 of our Report on Form 6-K (File No.

001-38810), filed June 3, 2020)

4.23	2020 ADS Incentive Plan (incorporated herein by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F, dated April 1, 2020)

4.24	Form of Restricted ADS Unit Award Agreement under 2020 ADS Incentive Plan (incorporated herein by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F, dated April 1, 2020)

4.25

Venture Loan and Security Agreement, dated September 30, 2021 (incorporated by reference to Exhibit 10.1 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and

Exchange Commission on October 4, 2021)

4.26

Ordinary Share Purchase Warrant issued pursuant to Venture Loan and Security Agreement, dated September 30, 2021 (incorporated by reference to Exhibit 10.2 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on October 4, 2021)

4.27

Ordinary Share Purchase Warrant issued pursuant to Venture Loan and Security Agreement, dated September 30, 2021 (incorporated by reference to Exhibit 10.3 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on October 4, 2021)

4.28

Ordinary Share Purchase Warrant issued pursuant to Venture Loan and Security Agreement, dated September 30, 2021 (incorporated by reference to Exhibit 10.4 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on October 4, 2021)

4.29

Ordinary Share Purchase Warrant issued pursuant to Venture Loan and Security Agreement, dated September 30, 2021 (incorporated by reference to Exhibit 10.5 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on October 4, 2021)

4.30

Ordinary Share Purchase Warrant issued pursuant to Venture Loan and Security Agreement, dated September 30, 2021 (incorporated by reference to Exhibit 10.6 of our Report on Form 6-K (File No. 001-38810), filed with the Securities and Exchange Commission on October 4, 2021)

8.1*	Subsidiaries of the Registrant

12.1*

Certification by the Principal Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Deloitte & Touche, LLP, independent registered public accounting firm

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

† Confidential treatment granted as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Stealth BioTherapeutics Corp

Date: April 7, 2022	By:	/s/ Irene P. McCarthy
		Name:	Irene P. McCarthy
		Title:	Chief Executive Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements as of December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Stealth BioTherapeutics Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Stealth BioTherapeutics Corp and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of operations, convertible preferred shares and shareholders' equity (deficit), and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and potential inability to remain in compliance with certain financing covenants required under the venture loan and security agreement raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

April 7, 2022

We have served as the Company's auditor since 2014.

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$47,135	$32,787
Prepaid expenses and other current assets	2,467	2,253
Total current assets	49,602	35,040
Property and equipment, net	97	106
Deferred financing costs and other non-current assets	527	702
Total assets	$50,226	$35,848
Liabilities and shareholders’ deficit
Current liabilities:
Accounts payable	$3,467	$3,526
Accrued expenses and other current liabilities	7,283	7,024
Accrued interest payable	78	1,499
Current portion of debt	—	9,000
Total current liabilities	10,828	21,049

Long-term debt, less current portion	13,656	—
Long-term deferred rent, less current portion	—	16
Development derivative liability - related party	71,037	25,155
Total liabilities	95,521	46,220
Commitments and contingencies (Note 14)
Shareholders’ deficit:
Ordinary shares, $0.0003 par value; 1,600,000,000 shares authorized and 712,131,058 shares issued and outstanding at December 31, 2021; 1,200,000,000 shares authorized and 635,092,150 shares issued and outstanding at December 31, 2020	214	191
Additional paid-in capital	562,472	544,891
Accumulated deficit	(607,981)	(555,454)
Total shareholders’ deficit	(45,295)	(10,372)
Total liabilities and shareholders’ deficit	$50,226	$35,848

See the accompanying notes to these audited consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2021	2020	2019
Revenue	$—	$—	$21,087
Operating expenses:
Research and development	26,556	29,305	44,604
General and administrative	19,747	19,366	22,315
Total operating expenses	46,303	48,671	66,919
Loss from operations	(46,303)	(48,671)	(45,832)
Other income (expense):
Interest income	3	139	988
Interest expense	(1,242)	(1,808)	(6,666)
Change in valuation of derivative liability	(4,899)	(7,117)	2,782
Change in valuation of warrant liability	—	—	(300)
Loss on extinguishment of debt	(86)	—	(22,700)
Total other expense, net	(6,224)	(8,786)	(25,896)
Net loss attributable to ordinary shareholders	$(52,527)	$(57,457)	$(71,728)
Net loss per share attributable to ordinary shareholders — basic and diluted	$(0.08)	$(0.10)	$(0.19)
Weighted average ordinary shares used in net loss per share attributable to ordinary shareholders — basic and diluted	682,388,906	556,169,255	375,669,759

See the accompanying notes to these audited consolidated financial statements

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

(in thousands, except share amounts)

	SERIES A CONVERTIBLE PREFERRED SHARES		ORDINARY SHARES		ADDITIONAL PAID-IN	ACCUMULATED	TOTAL SHAREHOLDERS’
	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	DEFICIT	DEFICIT
Balance at December 31, 2018	91,600,398	$211,377	68,487,948	$21	$39,542	$(426,269)	$(386,706)
Issuance of ordinary shares from initial public offering, net of underwriting fees and issuance costs of $8,482	—	—	85,058,784	26	76,482	—	76,508
Conversion of convertible preferred shares into ordinary shares	(91,600,398)	(211,377)	91,600,398	27	211,349	—	211,376
Conversion of convertible notes	—	—	175,210,373	52	175,158	—	175,210
Issuance of ordinary shares	—	—	16,304,347	5	8,908	—	8,913
Exercise of share options	—	—	58,960	—	50	—	50
Share-based compensation expense	—	—	—	—	3,244	—	3,244
Reclassification of warrant liability to equity	—	—	—	—	400	—	400
Net loss			—	—	—	(71,728)	(71,728)
Balance at December 31, 2019	—	—	436,720,810	$131	$515,133	$(497,997)	$17,267
Issuance of ordinary shares net of issuance costs of $640	—	—	191,671,812	58	23,204	—	23,262
Ordinary shares issued under the 2020 share incentive plan	—	—	4,495,716	2		—	2
Issuance of commitment shares	—	—	2,203,812	—	368	—	368
Issuance of equity-classified warrants	—	—	—	—	1,962	—	1,962
Share-based compensation expense	—	—	—	—	4,224	—	4,224
Net loss			—	—	—	(57,457)	(57,457)
Balance at December 31, 2020	—	—	635,092,150	$191	$544,891	$(555,454)	$(10,372)
Issuance of ordinary shares net of issuance costs of $998	—	—	69,162,552	21	8,237	—	8,258
Ordinary shares issued under the 2020 share incentive plan	—	—	7,876,356	2	(2)	—	—
Issuance of equity-classified warrants	—	—	—	—	5,167	—	5,167
Share-based compensation expense	—	—	—	—	4,179	—	4,179
Net loss			—	—	—	(52,527)	(52,527)
Balance at December 31, 2021	—	—	712,131,058	$214	$562,472	$(607,981)	$(45,295)

See the accompanying notes to these audited consolidated financial statements

STEALTH BIOTHERAPEUTICS CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net loss	$(52,527)	$(57,457)	$(71,728)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	77	232	284
Change in fair value of derivative liability	4,899	7,117	(2,782)
Change in fair value of warrant liability	—	—	300
Loss on extinguishment of debt	86	—	22,700
Amortization of debt discount	151	240	3,006
Non-cash interest expense	260	351	1,731
Share-based compensation	4,179	4,224	3,244
Loss on disposal of asset	—	43	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(440)	(622)	1,214
Accounts payable	(59)	(6,140)	(1,503)
Accrued expenses, accrued interest payable and other current liabilities	(1,497)	(1,527)	(4,450)
Other assets	(100)	—	—
Net cash used in operating activities	(44,971)	(53,539)	(47,984)
Cash flows from investing activities:
Purchase of property and equipment	(67)	(35)	(130)
Payment for security deposit	250	(25)	—
Net cash used in investing activities	183	(60)	(130)
Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	—	—	5,000
Proceeds from venture debt issuance, net of costs	14,805	—	—
Proceeds from issuance of ordinary shares, net of commissions and underwriters' fees	8,975	23,437	8,913
Proceeds from development funding agreement	45,000	20,000	—
Proceeds from issuance from the IPO, net of commissions	—	—	79,105
Payment of debt issuance costs	(125)	—	(85)
Payment of offering costs	(408)	(337)	(2,151)
Principal payments on term debt	(9,111)	(7,482)	(2,805)
Proceeds from exercise of share options and warrant	—	—	50
Net cash provided by financing activities	59,136	35,618	88,027
Net increase (decrease) in cash and cash equivalents	14,348	(17,981)	39,913
Cash and cash equivalents, beginning of period	32,787	50,768	10,855
Cash and cash equivalents, end of period	$47,135	$32,787	$50,768
Supplemental disclosure of noncash investing and financing activity:
Noncash items:
Commitment shares issued to Lincoln Park	$—	$368	$—
Issuance cost in accounts payable	$58	$147	$—
Fair value of derivatives recorded in connection with the 2018 MVIL Note and 2018 New Investor Notes	$—	$—	$1,256
Conversion of convertible preferred shares into ordinary shares	$—	$—	$211,377
Conversion of convertible notes and accrued interest into ordinary shares	$—	$—	$175,210
Reclassification of deferred offering cost to additional paid-in capital	$251	$—	$447
Reclassification of Future Warrants to equity	$4,017	$1,962	$—
Reclassification of warrant liability to equity	$—	$—	$400
Supplemental cash flow information-cash paid for end of term charge	$1,661	$—	$—
Supplemental cash flow information-cash paid for interest	$905	$1,195	$1,918

See the accompanying notes to these audited consolidated financial statements.

STEALTH BIOTHERAPEUTICS CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021 and 2020

1.
Organization and Operations

The Company

Stealth BioTherapeutics Corp was incorporated in Grand Cayman, Cayman Islands as Stealth Peptides International, Inc. in April 2006. Its wholly owned subsidiary, Stealth BioTherapeutics Inc., was incorporated in Delaware as Stealth Peptides Inc. in October 2007. In addition, a wholly owned subsidiary, Stealth BioTherapeutics (HK) Limited, was incorporated in Hong Kong in September 2017. In May 2018, Stealth BioTherapeutics (Shanghai) Limited was formed as a wholly foreign owned enterprise in China. In 2020, Stealth BioTherapeutics (Shanghai) limited was dissolved. Hereinafter, Stealth BioTherapeutics Corp, Stealth BioTherapeutics Inc., and Stealth BioTherapeutics (HK) Limited are collectively referred to as the “Company.” The Company is a clinical-stage biotechnology company focused on the discovery and development of novel pharmaceutical agents to treat patients suffering from diseases involving mitochondrial dysfunction through its mitochondrial medicine platform. The consolidated financial statements include the assets, liabilities and operating results of the Company and its wholly owned subsidiaries. Since inception, the Company has devoted substantially all of its efforts to research and development, business planning, acquiring operating assets, seeking intellectual property protection for its technology and product candidates, and raising capital.

The Company has entered into numerous debt and equity issuances with Morningside Venture Investments Limited (“MVIL”). As of December 31, 2021, MVIL and certain entities associated with MVIL together held approximately 67.1% of the Company’s outstanding shares. See Notes 8 and 9 regarding the terms of such debt and equity issuances.

The Company has incurred net losses and negative cash flows from operations in each year since inception and had an accumulated deficit of $608.0 million as of December 31, 2021. The Company has financed its operations to date with proceeds from the issuance of preferred shares, initial public offering (“IPO”), American depositary share (“ADS”) offerings, convertible debt and long-term debt and the development funding agreement.

On February 20, 2019, the Company closed its IPO, in which it issued and sold 6,500,000 ADSs, each representing 12 ordinary shares, for a total of 78,000,000 ordinary shares. The price to the public was $12.00 per ADS. The Company received gross proceeds of $78.0 million from the IPO. On March 4, 2019, the Company issued an additional 588,232 ADSs in connection with the underwriters’ partial exercise of their over-allotment option, pursuant to which the Company raised additional gross proceeds of $7.1 million. Net proceeds received in 2019 after deducting underwriting discounts and commissions of $6.0 million and offering expenses of approximately $2.2 million were $76.9 million. Upon closing of the IPO, all shares of the Company’s outstanding Series A convertible preferred shares (“Series A preferred shares”) automatically converted into 91,600,398 ordinary shares and the outstanding convertible notes payable, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. See Notes 8 and 9 regarding the terms of the convertible notes payable and Series A preferred shares.

Liquidity and Going Concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business. Since its inception, the Company has incurred recurring losses, including net losses of $52.5 million for the year ended December 31, 2021. The Company expects to continue to incur operating losses in the foreseeable future.

Management believes that cash and cash equivalents of $47.1 million at December 31, 2021 will not be sufficient to fund its operating expenses for twelve months from the date these annual consolidated financial statements are issued. The Company may seek to obtain financing through equity and debt issuances, collaborative agreements, and grants from government and private sponsors. The Company is required to comply with an unrestricted minimum cash balance in accordance with its Venture Loan and Security Agreement with Horizon Technology Finance Corporation and Powerscourt Investments XXV, LP ( collectively the “Lenders”) until certain cash financing conditions are met and there is a risk that the Company may be unable to remain in compliance with this financial covenant in the future in which case the debt may become immediately due and payable. Because the ability to obtain additional financing is outside of the Company’s control, the foregoing conditions raise substantial doubt in regard to the Company’s ability to continue as a going concern. If the Company is unable to obtain additional funding when needed, or to the extent needed, it may be necessary to scale back operations or halt certain research and development activities, which could prevent the Company from successfully executing on its operating plan. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or liabilities that might be necessary should the Company be unable to continue its operations.

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

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as the Company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, the Company will not be subject to the same new or revised accounting standards as other public companies. As a result, the Company’s financial statements may not be comparable to the financial statements of reporting companies that are required to comply with the effective dates for new or revised accounting standards that are otherwise applicable to public companies.

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

Cash Equivalents

Cash equivalents include highly liquid investments maturing within 90 days from the date of purchase. Cash equivalents consist primarily of money market funds at December 31, 2021 and 2020 and are valued at cost, which approximates fair value.

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

Short-term money market funds within cash equivalents are classified as Level 1 and as of December 31, 2021 and 2020 were $47.0 million and $32.6 million, respectively.

Management believes that the carrying amounts of the Company’s cash equivalents, accounts payable and accrued expenses approximate the fair value due to the short term nature of those instruments. The Company has classified these financial instruments as Level 2. As of December 31, 2021 and 2020, the Company had an outstanding debt from the Venture Loan and the Term Loan (see Note 7), respectively, the fair value of which is measured using Level 2 inputs. The Company believes that its debt obligations bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value.

As of December 31, 2021 and 2020, the Company had a derivative liability (see Note 3), the fair value of which is measured using Level 3 inputs.

The Company evaluates transfers between levels at the end of each reporting period. There were no transfers of financial instruments between levels during the years ended December 31, 2021 and 2020. The change in fair value of the derivative and warrant liability is included in other income (expense).

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

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. When such events occur, the Company compares the carrying amounts of the assets to the undiscounted expected future cash flows the assets are expected to generate and recognizes an impairment loss equal to the excess of the carrying value over the fair value of the related asset. For the years ended December 31, 2021 and 2020, no impairments have been recorded.

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

The Company determines the fair value of restricted share units by using the ordinary share price on the date of grant. The Company estimates the fair value of its share options using Black-Scholes, which requires the input of subjective assumptions, including (a) expected share price volatility, (b) expected term of the award, (c) risk-free interest rate, (d) expected dividends and (e) estimated fair value of its ordinary shares on the measurement date. Due to the lack of a public market for the trading of its ordinary shares and a lack of Company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies, which are publicly traded. When selecting these public companies on which it has based its expected share price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry and with historical share price information sufficient to meet the expected term of the share-based awards. The Company computes historical volatility data using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the share-based awards. The expected term of options granted represents the weighted average of previously transacted awards plus the minimum and maximum expected life of the outstanding awards based on vesting and expiry. The expected term for nonemployee awards is the remaining contractual term of the option. The risk-free interest rates are based on the U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The Company has never paid and does not expect to pay dividends in the foreseeable future.

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

When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized, which is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of December 31, 2021 and 2020, the Company does not have any material uncertain tax positions.

Guarantees and Indemnification

The Company indemnifies its officers and directors for certain events or occurrences that happen by reason of the relationship with, or position held at, the Company. The Company has not experienced any losses related to these indemnification obligations, and no claims are outstanding.

Net Loss Per Share Attributable to Ordinary Shareholders

Basic net loss per share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average shares outstanding during the period, without consideration for ordinary share equivalents. During periods of income, the Company allocates participating securities a proportional share of income determined by dividing total weighted average participating securities by the sum of the total weighted average ordinary shares and participating securities (the “two-class method”). The Company’s convertible preferred shares participate in any dividends declared by the Company and are, therefore, considered to be participating securities. Participating securities have the effect of diluting both basic and diluted earnings per share during periods of income. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. Diluted net loss per share attributable to ordinary shareholders is calculated by adjusting weighted average shares outstanding for the dilutive effect of ordinary share equivalents outstanding for the period, determined using the treasury-share and if-converted methods. For purposes of the diluted net loss per share attributable to ordinary shareholders’ calculation, convertible preferred shares, share options, restricted share units, warrants and convertible notes are considered to be ordinary share equivalents, but have been excluded from the calculation of diluted net loss per share attributable to ordinary shareholders, as their effect would be anti-dilutive for all periods presented. Therefore, basic and diluted net loss per share are the same for all periods presented.

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

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). The new guidance most significantly impacts lessee accounting and disclosures but also requires enhanced disclosures for lessors. The guidance requires lessees to identify arrangements that should be accounted for as leases. For lease arrangements exceeding a 12-month term, a right-of-use asset and lease obligation is recorded by the lessee for all leases, whether operating or financing, while the statement of operations reflects lease expense for operating leases and amortization and interest expense for financing leases. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases. The Company will adopt the new standard effective January 1, 2022. The Company believes the adoption of this standard will not have a material impact on its consolidated financial statements and related disclosures.

3.
Fair Value of Financial Assets and Liabilities

Fair Value Hierarchy

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2021 and December 31, 2020 (in thousands):

	Fair Value Measurements as of December 31, 2021 using:
	Level 1	Level 2	Level 3	Total
Assets:
Short-term money market funds	$47,036	$—	$—	$47,036
Total financial assets	$47,036	$—	$—	$47,036
Liabilities:
Derivative liability- related party	$—	$—	$71,037	$71,037
Total financial liabilities	$—	$—	$71,037	$71,037

	Fair Value Measurements as of December 31, 2020 using:
	Level 1	Level 2	Level 3	Total
Assets:
Short-term money market funds	$32,643	$—	$—	$32,643
Total financial assets	$32,643	$—	$—	$32,643
Liabilities:
Derivative liability- related party	$—	$—	$25,155	$25,155
Total financial liabilities	$—	$—	$25,155	$25,155

As of December 31, 2021, and 2020, the carrying amounts of cash, accounts payable, and accrued expenses approximated their estimated fair values because of the short-term nature of these financial instruments. The Company’s cash equivalents, which are in money market funds, are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices as of December 31, 2021 and 2020.

As of December 31, 2021 and 2020, the outstanding debt from the Venture Loan and the Term Loan (Note 7), respectively, bears interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value.

There have been no transfers between fair value measure levels during the years ended December 31, 2021 and 2020.

Development Derivative Liability

On October 30, 2020, the Company entered into a development funding agreement (“Development Agreement”) with MVIL under which MVIL agreed to provide funding to us to support our efforts to secure regulatory approval for elamipretide and to develop elamipretide for the treatment of Barth syndrome (“BTHS”), geographic atrophy, an advanced form of dry-age related macular degeneration (“dry AMD”), Friedreich’s ataxia (“FRDA”), Duchenne cardiomyopathy (“DMDC”), Leber hereditary optic neuropathy (“LHON”) and mitochondrial replisome-related disorders, which we collectively refer to as the Designated Indications.

Under the Development Agreement, MVIL paid $20.0 million to the Company upon execution of the Agreement, $10.0 million upon completing enrollment of its ReCLAIM 2 Phase 2 clinical trial of elamipretide for the treatment of dry AMD (the “Tranche 2 Milestone Event’) and $5.0 million upon the submission by the Company of a new drug application to the U.S. Food and Drug Administration (the “FDA”) for elamipretide for the treatment of BTHS (the “Tranche 3 Milestone Event”) for a total of $35.0 million.

Under the Development Agreement, upon receipt of each funding tranche, the Company is required to issue a warrant exercisable for ordinary shares at an exercise price that is 115% of the implied price of the Company’s ordinary shares on the date of issuance, with such number of ordinary shares being equal to the quotient of 30% of the amount of each funding received divided by the exercise price (“Future Warrants”).

On May 17, 2021, the Company and MVIL amended the Development Agreement, under which MVIL agreed to provide an additional funding of $30.0 million ( the "Additional Funding"). Pursuant to the amended Development Agreement the Company received $8.0 million in May 2021 and an additional $6.0 million in September 2021, $5.0 million in October 2021 and $11.0 million in December 2021. The Company was required to issue a warrant to MVIL, in connection with each such additional funding, under the same terms and conditions of the Development Agreement.

Under the Development Agreement, the Company is required to make success payments to MVIL (“Success Payments”) upon receipt of an approval of elamipretide (a “Regulatory Approval”) of a new drug application by the FDA or a marketing authorization application by the European Medicines Agency (the “EMA”) for the treatment of (i) dry AMD (a “Common Approval”) and (ii) BTHS, FRDA, DMDC, replisome-related disorders or LHON (each, an “Orphan Approval”), subject to certain adjustments with most payments due in the 5th through 7th year following regulatory approval. No payments are owed should regulatory approval not be achieved for elamipretide in the designated indications.

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

In addition, the Company has agreed that its obligations to MVIL under the Development Agreement will be subordinated to its existing indebtedness owed to Lenders under the Company’s Venture Loan and Security Agreement (Note 7). The Company, the Lenders and MVIL have entered in a customary subordination agreement.

Upon execution of the Development Agreement, the Company issued a warrant to MVIL exercisable for 46,153,846 ordinary shares (“Initial Warrant”) at an exercise price of $0.13 with such number of ordinary shares being equal to the quotient of 30% of the amount of MVIL’s commitment divided by the exercise price. The warrant was immediately exercisable and has a term of three years.

The Development Agreement is presented as a derivative liability on the consolidated balance sheet as of December 31, 2021 and 2020. The Success Payments feature in the Development Agreement meets the criteria for derivative accounting as it the has multiple underlying, payment provisions, nominal initial net investment and a net settlement provision. The Development Agreement also includes provisions that allow for the issuance of Future Warrants upon receipt of additional funding. At inception, the Future Warrants were not considered “fixed-for-fixed” as the exercise price and number of ordinary shares are dependent on the date and share price at the date of the issuance. As such the Future Warrants were deemed to be liability classified. The Development Agreement and the Future Warrants are considered to be a hybrid instrument recorded as the development derivative liability on our consolidated balance sheets.

At the inception of the arrangement, the Company identified two units of account (i) the Initial Warrant and (ii) derivative liability, which included the Success Payments feature and the Future Warrants. The development derivative liability was initially recorded at the value of the $18.1 million, the estimated fair value at inception of the arrangement, and is remeasured at fair value at each reporting date. The remaining amount of $1.9 million of the initial cash received of $20.0 million, was attributed to the Initial Warrant, which met the criteria for equity classification and was recognized as a component of additional paid in capital and was not remeasured. The fair value of the Future Warrants was estimated as of the inception of the agreement and as of December 31, 2020, using the Black Scholes Merton valuation model, with the following ranges of assumptions: volatility of 80.36% - 80.76%, simulated share price of $0.11 based on a Monte Carlo model, risk-free rate of 0.17% - 0.19%, a term of 3 years and 9.6%- 10.5% discount for lack of marketability.

Upon the receipt of each respective milestone payment, each respective Future Warrant was deemed to meet the criteria for equity classification (the "Warrants"). The Warrants meets the “fixed-for-fixed” criteria and were recognized as a component of additional paid in capital and were not remeasured. As of December 31, 2021, there were no Future Warrants within the development derivative liability.

Upon receipt of the milestone payments in 2021, the Company, in accordance with the Development Agreement issued the following warrants:

▪
In February 2021, the Company received a milestone payment of $10.0 million from MVIL and issued a warrant to MVIL exercisable for 18,750,000 ordinary shares at an exercise price of $0.16.
▪
In May 2021, the Company received $8.0 million, and issued a warrant to MVIL exercisable for 18,461,538 ordinary shares at an exercise price of $0.13.
▪
In September 2021, the Company received a payment of $11.0 million, which represent $5.0 million for the Tranche 3 Milestone Event and a $6.0 million partial payment for the October 1 payment. The Company issued warrants to MVIL exercisable for 10,714,286 and 12,857,143 ordinary shares, respectively, at an exercise price of $0.14.
▪
In October 2021, the Company received a payment of $5.0 million, which represent the remaining portion for the October 1 milestone payment. In connection with this funding the Company issued a warrant exercisable for 13,636,364 to MVIL, at an exercise price of $0.11.
▪
In December 2021, the Company received a payment of $11.0 million, which represent the December 1 milestone payment. In connection with this funding the Company issued warrants exercisable for 41,250,000 to MVIL, at an exercise price of $0.08.

The warrants issued were immediately exercisable and have a term of three years.

The fair value of the Warrants and Initial Warrant were estimated during the years ended December 31, 2021 and 2020, respectively, using the Black Scholes Merton valuation model, with the following ranges of assumptions:

	Year Ended December 31,
	2021	2020
Risk free interest rate	0.3% - 0.97%	0.19%
Share price	$0.08 - $0.16	$0.11
Discount for lack of marketability	9.6% - 15.5%	10.5%
Expected term (in years)	3.0	3.0
Expected volatility	67.61% - 78.25%	80.76%

The development derivative liability is considered a level 3 fair value measurement, as it is dependent upon significant unobservable inputs. The derivative is valued using a scenario-based discounted cash flow method, whereby each scenario makes assumptions regarding the probability and timing of cash flows, and the present value of cash flows is determined using a risk-adjusted discount rate.

Key inputs to the level 3 fair value model at inception and as of the reporting date include (i) the probability (100%) and timing of achieving stated development milestones to receive the next tranches of funding and the related issuance of Future Warrants upon receipt of the respective tranches of funding (ii) the probability and timing of achieving FDA and EMA approval of the designated indications, and (iii) the Company’s implied cost of borrowing (18.7% at inception, 18.28% and 16.6% as of December 2021 and 2020, respectively).

The development derivative liability was remeasured at fair value on December 31, 2021 as a level 3 financial instrument, with the total change in valuation of the development derivative liability of $4.9 million recorded as a loss for the year ended December 31, 2021 on the consolidated statement of operations. The development derivative liability has a remeasured fair value on December 31, 2021, of $71.0 million.

The following table presents the development derivative liability measured at fair value using unobservable inputs (Level 3) as of year ended December 31, 2021 (in thousands):

Fair value at January 1, 2021	$25,155
Amounts received under the Development Agreement	15,000
Amounts received under the Development Agreement as amended	30,000
Loss recorded in loss from remeasurement of development derivative liability	4,899
Reclassification of equity classified warrants	(4,017)
Fair value at December 31, 2021	$71,037

4.
Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31,
	2021	2020
Research and development	$1,463	$357
Prepaid insurance	661	1,378
Other	343	518
Total	$2,467	$2,253

5.
Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	As of December 31,
	2021	2020
Computer equipment and software	$116	$116
Furniture, fixtures and other	154	147
Laboratory equipment	350	289
Leasehold improvements	16	16
	636	568
Accumulated depreciation	(539)	(462)
Property and equipment, net	$97	$106

Depreciation expense was $0.1 million, $0.2 million and $0.3 million for the years ended December 31, 2021, 2020 and 2019, respectively.

6.
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	As of December 31,
	2021	2020
Research and development	$3,456	$3,098
Employee compensation costs	3,000	2,983
Consulting and professional services	558	647
Legal expenses	225	245
Deferred rent	16	6
Other	28	45
Total	$7,283	$7,024

7.
Debt

Term Loan

In June 2017, the Company entered into a Loan and Security Agreement with a lender that permitted the Company to borrow up to an aggregate principal amount of $40.0 million through a multiple tranche term loan (the “Term Loan”), the total gross amount borrowed under the Term Loan was $20.0 million. The Term Loan was amended in March, July and October of 2018 and March and October of 2019, July 2020, and April 2021. For consideration of the amendments, the Company agreed to pay an end of term charge of $1.5 million at maturity which is being accrued and recorded to interest expense over the life of the loan using the effective interest method. As of December 31, 2020, the total end of term charge was $1.5 million, which was paid in 2021. As of September 30, 2021, the interest rate was 9.5%. The Term Loan was paid in full as of September 30, 2021.

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

On September 30, 2021, the Company entered into a payoff letter with respect to the Term Loan (the "Payoff Letter"), which resulted in a loss on extinguishment of debt of $0.1 million including both cash and non-cash expenses. Pursuant to the Payoff Letter, the Company paid a total of $5.7 million to Hercules, representing $5.5 million in outstanding principal, $0.1 million end of term charge, $0.1 million in early termination fee due and accrued interest owed to Hercules under the Term Loan. In connection with the execution of the Payoff Letter and the repayment of the Company’s outstanding obligations under the Term Loan, the Term Loan and the related loan documents were terminated.

Interest expense related to the Loan for the year ended December 31, 2021, 2020 and 2019 was $0.7 million, $1.8 million and $2.7 million, respectively. Accrued interest related to the Term Loan as of December 31, 2021 and 2020 was $0 and $1.5 million, respectively.

Venture Loan

On September 30, 2021, the Company entered into a $25.0 million Venture Loan and Security Agreement (“Venture Loan”) with the Lenders. On the closing date, the Company borrowed $15.0 million, with the remaining $10.0 million available upon the Company achieving certain predetermined milestones.

Each advance under the Venture Loan will be repaid in 48 months from the first day of the month following the funding of the advance. Each advance accrues interest at a per annum rate of interest equal to 5.5% plus the prime rate, as reported in the Wall Street Journal, subject to a prime rate floor of 3.25%. As of December 31, 2021 the interest rate was 8.75%. The Venture Loan provided for interest-only payments for each advance for the first 18 months. The interest-only period may be extended to 24 months if the Company satisfies the Interest Only Extension Milestone (as defined in the Venture Loan). Thereafter, amortization payments will be payable in monthly installments of principal and interest through each advance’s maturity date. Upon ten business days’ prior written notice, the Company may prepay all of the outstanding advances by paying the entire principal balance and all accrued and unpaid interest, subject to prepayment charges of up to 3% of the then outstanding principal balance. Upon the earlier of (i) payment in full of the principal balance, (ii) an event of default, or (iii) the maturity date, the Company will pay an additional final payment of 6% of the principal loan amount to the Lenders.

The Venture Loan is secured by a lien on substantially all of the assets of the Company, other than Intellectual Property and Excluded Collateral (in each case as defined in the Venture Loan), and contains customary covenants and representations, including a financial reporting covenant and limitations on dividends, indebtedness, collateral, investments, distributions, transfers, mergers or acquisitions taxes, corporate changes, deposit accounts, and subsidiaries. The Company is required to comply with an unrestricted minimum cash level in accordance with the terms of the Venture Loan until certain cash financing conditions are met.

The events of default under the Venture Loan include but are not limited to, failing to make a payment, breach of covenant, or occurrence of a material adverse change. If an event of default occurs, the Lenders are entitled to accelerate the loan amounts due or take other enforcement actions. As of December 31, 2021, the Company did not breach any covenants or specified event that could result in an event of default.

The initial funding of $15.0 million will mature on October 1, 2025 (“Maturity Date”). The Company is required to make interest-only payments on the Venture Loan through March 1, 2023 with monthly amortization payments of principal and interest thereafter through the Maturity Date.

On September 30, 2021, pursuant to the Venture Loan, the Company issued warrants to the Lenders to purchase up to 13,636,364 of the Company’s ordinary shares with an exercise price of $0.11 (the “Venture Warrants”). The Venture Warrants are exercisable for ten years from the date of issuance. The Venture Warrants, which met equity classification, were recognized as a component of permanent shareholders’ equity within additional paid-in-capital and were recorded at the issuance date using a relative fair value allocation method. The Company valued the Venture Warrants at issuance, which resulted in a discount on the debt, and allocated the proceeds from the loan proportionately to the Venture Loan and to the Venture Warrants, of which $1.2 million was allocated to the Warrants.

In the connection with the Venture Loan the Company also paid $0.3 million nonrefundable commitment fee representing 1% of the total Venture Loan capacity, of which $0.2 million was recognized as debt discount and the remaining was recorded as an asset to be amortized on a straight-line basis over the term of the Venture Loan. The Company also incurred $0.1 million in debt issuance costs, including legal fees in connection with the Venture Loan Agreement, fees paid directly to the lender, and other direct costs paid to a third party. All fees, warrants, and costs paid to the Lenders and all direct costs incurred by the Company are recognized as a debt discount and are amortized to interest expense using the effective interest method over the term of the loan. Interest expense related to the Venture Loan for the year ended December 31, 2021 was $0.5 million. Accrued interest as of December 31, 2021 was $0.1 million.

Future principal payments under the Loan as of December 31, 2021 are as follows (in thousands):

2022	$—
2023	4,000
2024	6,000
2025	5,000
Total future principal payments	15,000
Less unamortized debt discount	(1,344)
Total balance, balance sheet	$13,656
Term loan—current portion	—
Total balance as depicted on the balance sheet	$13,656

8.
Convertible Notes Payable

Upon the closing of the IPO, the outstanding convertible notes payable referenced below, including principal, interest and premium thereon, converted into 175,210,373 ordinary shares. Interest expense relating to the convertible notes referenced above for the year ended December 31, 2019 was $1.3 million. Interest expense related to the debt discount amortization was $2.7 million for the year ended December 31, 2019.There were no convertible notes payable as of December 31, 2021 and 2020.

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

In January 2018, the Company entered into a note purchase agreement with investors, whereby the Company was eligible to borrow an aggregate principal amount of $30.0 million in exchange for notes convertible into ordinary shares of the Company. In April 2018, the note purchase agreement was amended to allow the Company to borrow up to $65.0 million in the aggregate. Between January and May 2018, the Company issued notes in an aggregate principal amount of $50.0 million (the “2018 New Investor Notes”). The 2018 New Investor Notes accrued interest at 7% per annum. Accrued interest on the 2018 New Investor Notes compounded annually. The 2018 New Investor Notes, as amended, were convertible upon (i) the closing of an initial public offering or (ii) a subsequent financing occurring after January 10, 2019. Effective upon the closing of a qualified financing, as defined, the outstanding principal and accrued interest plus a 25% premium, defined as the sum of principal plus interest multiplied by 25%, automatically convert into shares of the same class and series of our shares issued to other investors in the qualified financing. The 2018 Investor Notes converted in accordance with their terms upon the closing of the IPO.

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

9.
Convertible Preferred Shares

Upon the closing of the IPO in February 2019, all shares of the Company’s outstanding Series A preferred shares automatically converted into 91,600,398 ordinary shares. At December 31, 2021 and 2020, the Company had no Series A convertible preferred shares authorized or outstanding.

10.
Shareholders’ Equity

Ordinary Shares

At December 31, 2021 and 2020, 1,600,000,000 and 1,200,000,000 ordinary shares, $0.0003 par value, were authorized for issuance, and 712,131,058 and 635,092,150 ordinary shares were issued and outstanding, respectively.

The Company has reserved for future issuance the following number of ordinary shares as of December 31, 2021:

2019 Share Incentive Plan, as amended	78,126,567
2020 ADS Plan	22,154,304
Employee Share Purchase Plan	14,691,541
Ordinary share warrants-MVIL (related party)	161,823,177
Ordinary share warrants- Venture Loan Issuance	13,636,364
Ordinary share warrant- Term Loan Issuance	500,000
Total	290,931,953

Other Offerings

In April 2020, the Company entered into an ordinary share purchase agreement (the “Purchase Agreement”), pursuant to which the Company issued and sold to MVIL 152,858,460 ordinary shares, par value $0.0003 per share (the “Shares”), at a price of $0.13084 per share, for an aggregate purchase price of $20.0 million.

In November 2020, the Company entered into a Securities Purchase Agreement with certain institutional investors for a registered public offering of an aggregate of 2,844,446 ADSs or 34,133,352 ordinary shares at a public offering price of $1.125 per ADS for net proceeds of approximately $2.6 million.

In February 2021, the Company entered into a Securities Purchase Agreement with certain institutional investors for a registered public offering of an aggregate of 2,339,000 ADSs or 28,068,000 ordinary shares at a public offering price of $2.00 per ADS for net proceeds of approximately $4.1 million.

Lincoln Park Capital

On June 2, 2020, the Company entered into a $20.0 million purchase agreement (the “LPC Purchase Agreement”), together with a registration rights agreement with Lincoln Park Capital Fund, LLC (“LPC”). Under the terms and subject to the conditions of the Purchase Agreement, the Company has the right to sell to and Lincoln Park is obligated to purchase up to $20.0 million in shares of the Company’s ordinary shares, subject to certain limitations, from time to time, over the 36-month period commencing on June 22, 2020.

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

As of December 31, 2021 and 2020, pursuant to the LPC Purchase Agreement a total of 41,094,552 and 4,680,000 ordinary shares were sold to LPC for net proceeds totaling $4.2 million and $0.7 million, respectively. To date the Company has sold 45,774,552 ordinary shares to LPC for gross proceeds totaling $5.3 million.

At the Market Offering

On August 6, 2020, The Company and H.C. Wainwright & Co., LLC (“Wainwright”) entered into an At The Market Offering (“ATM”) Agreement pursuant to which the Company may offer and sell, from time to time, through Wainwright, ADSs, each representing 12 ordinary shares, with a nominal or par value of $0.0003 per share. Any such sales would be effective pursuant to the Company’s registration statement on Form F-3 (“Shelf Registration”), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on April 10, 2020. The Company has no obligation to sell any ADSs pursuant to the agreement and may at any time suspend sales pursuant to the agreement. Each party may terminate the agreement at any time without liability. As of December 31, 2021 and 2020, the Company has not sold any shares under the ATM.

Refer to Note 3 for a description of warrants issued under the Development Agreement and Note 7 for warrants issued under the Venture Loan agreement.

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

On January 1, 2020, 17,468,832 ordinary shares were added to the 2019 Plan pursuant to the Evergreen Provision. In March 2020, upon shareholder approval the 2019 Plan was amended (“Amended 2019 Plan”) and the number of shares reserved under the plan was reduced by 24,999,996 shares, as those shares are now reserved under the 2020 ADS incentive plan (“2020 ADS Plan”). The Amended 2019 Plan provides for the grant of shares or other awards to employees, directors, advisors and consultants for the purchase of up to 55,898,342 ordinary shares. Share options vest over varying schedules as determined by the Company’s board of directors and typically expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the Amended 2019 Plan. Pursuant to the Evergreen Provision, effective January 1, 2021, an additional 22,228,225 ordinary shares were added to the Amended 2019 Plan.

In March 2020, upon shareholder approval, the Company adopted the 2020 ADS Plan to provide for grants of restricted ADSs, restricted ADS units and other ADS-based awards. The 2020 ADS Plan provides for the grant of ADS-based awards to employees, directors, advisors and consultants of up to 24,999,996 ordinary shares or 2,083,333 ADSs. Pursuant to the Evergreen Provision, effective January 1, 2021, an additional 9,526,380 ordinary shares, or 793,865 ADSs were added to the 2020 ADS Plan.

At December 31, 2021, there were 14,548,005 ordinary shares available for future grant under the Amended 2019 Plan and 9,066,456 ordinary shares, or 755,538 ADSs, available for future grant under the 2020 ADS Plan.

The fair value of each share option granted to employees and directors was estimated on the date of grant using the following assumptions:

Year Ended December 31,
	2021	2020	2019
Risk free interest rate	0.51% - 1.17%	0.28% - 1.38%	1.43% - 2.61%
Expected dividend yield	—	—	—
Expected term (in years)	5.5 - 6.7	4.6 - 7.0	5.4 - 6.4
Expected volatility	76% - 79%	74% - 82%	55% - 58%

The following table summarizes share option plan activity for the year ended December 31, 2021:

	Number of Ordinary Shares	Weighted- Average Exercise Price	Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	44,959,938	$0.69		$11,650
Granted	22,175,244	$0.15
Exercised	—
Cancelled or forfeited	(3,556,620)	$0.64
Outstanding at December 31, 2021	63,578,562	$0.50	7.4	$—
Exercisable at December 31, 2021	32,701,811	$0.71	6.3	$—
Vested and expected to vest at December 31, 2021	60,345,324	$0.51	7.4	$—

The weighted average grant date fair value per share for awards granted during the year ended December 31, 2021, 2020 and 2019, was $0.10, $0.12 and $0.53, respectively.

The following table summarizes restricted share unit activity for the 2020 ADS Plan for the year ended December 31, 2021 (in ordinary shares):

	Number of Shares	Weighted- Average Grant Date Fair Value
Non-vested at December 31, 2020	15,013,296	$0.11
Granted	6,604,356	$0.14
Vested and released	(7,876,356)	$0.11
Cancelled or forfeited	(653,448)	$0.13
Non-vested as of December 31, 2021	13,087,848	$0.12

The fair value of restricted share units is measured using the ordinary share price on the date of grant and share-based compensation expense for the restricted share units is recorded ratably over their vesting period. The total fair value of restricted share units vested during the year ended December 31, 2021 was approximately $1.1 million.

Total share-based compensation expense is as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Research and development	$1,146	$1,171	$1,195
General and administrative	3,033	3,053	2,049
Total	$4,179	$4,224	$3,244

As of December 31, 2021, total unrecognized compensation expense related to non-vested share options, net of related forfeiture estimates, was $4.2 million and $0.9 million for non-vested restricted share units, net of related forfeitures estimates. The Company expects to recognize its remaining unrecognized share-based compensation expense over a weighted-average period of approximately 1.83 years for non-vested options and approximately 1.71 years for non-vested restricted share units.

12.
401(k) Savings Plan

In 2014, the Company adopted a tax-qualified employee savings and retirement 401(k) Plan, covering all qualified employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. The Company contributes up to 3% of an employee’s annual salary, within statutory limits. During the years ended December 31, 2021, 2020 and 2019, the Company contributed $0.2 million, $0.2 million and $0.4 million, respectively.

13.
License Agreements

In 2006, the Company entered into a license agreement, as amended, with Cornell Research Foundation, Inc. (“Cornell”) and a research institute (collectively with Cornell, the “Licensor”) for certain intellectual property rights and, subsequently, entered into four additional license agreements with Cornell. Under the terms of the original license agreement, the Company issued an aggregate of 666,667 ordinary shares to Cornell between 2006 and 2009. The Company has also paid an upfront license fee of $60,000 and annual fees of approximately $60,000. The Company is also required to pay royalties on the commercial sale of products that result from the licensed intellectual property, as well as a percentage of any sublicensing revenue. Subject to specified reductions and royalty offset, such royalties are calculated as a tiered, low-to-mid single digit percentage of net sales of licensed products under each of the license agreements, except that for licensed products under the original agreement, such royalties are calculated as a tiered, low single-digit to sub-teen percentage of net sales, depending on patent coverage, amount of net sales and type of licensed product. Under this license agreement, the Company was required to commercialize a product by the date specified in the respective agreement, which with respect to the original Cornell agreement was December 31, 2020. The Licensor may terminate the license, subject to specified exceptions for causes due to scientific, regulatory, and other events over which the Company cannot exert direct control. The Company believes that failure to commercialize is subject to the named exceptions, and to date has not received any notice of termination from the Licensor. Any actual terminations of the license would be subject to cure periods and appeals before taking effect.

14.
Commitments and Contingencies

Lease commitments

In November 2020, the Company entered into a new two-year sublease arrangement for a facility in Needham, Massachusetts. The Company has accounted for the current lease as an operating lease. The expense is being recorded on a straight-line basis over the term of the lease. Incentives received from the landlord related to the operating lease are recorded as deferred rent. The rent expense was $0.1 million for year ended December 31, 2021 and $0.7 million and $0.6 million for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2021 and 2020, the Company recorded deferred rent of $15,758 and $ 22,060, respectively, which is included in accrued expenses and other current liabilities and long-term deferred rent on the accompanying consolidated balance sheet.

Future minimum payments payable under all operating leases as of December 31, 2021 are as follows (in thousands):

Year Ending December 31,
2022	126
Total minimum lease payments	$126

15.
Income Taxes

As a Cayman Islands entity, Stealth BioTherapeutics Corp is not currently subject to taxation. Stealth BioTherapeutics Inc. is subject to U.S. income tax and certain state income taxes.

The following table presents domestic and foreign components of loss before income tax benefit for the periods presented (in thousands):

	Year Ended December 31,
	2021	2020	2019
U.S.	$11,297	$5,868	$3,633
Non-U.S.	41,230	51,589	68,095
Loss before income tax benefit	$52,527	$57,457	$71,728

A reconciliation setting forth the differences between the Company’s effective tax rate and the U.S. statutory tax rate is as follows (in thousands):

	Year Ended December 31,
	2021	2020	2019
Income tax benefit at federal statutory rate	$2,373	$1,232	$763
State and local income taxes net of federal tax benefit	7,059	787	247
Federal credits	718	1,210	2,454
IP Transfer	22,176	—	—
Nondeductible/nontaxable permanent items	(1)	4	(89)
Share based compensation benefit and other	2	1,644	—
Change in valuation allowance	(32,327)	(4,877)	(3,376)
Income tax benefit	$—	$—	$—
Effective tax rate	0.0%	0.0%	0.0%

The significant components of the Company’s deferred tax assets are as follows (in thousands):

	Year Ended December 31,
	2021	2020
Deferred tax assets:
Federal and state net operating loss carryforwards	$3,495	$1,012
Credits	9,718	8,903
Deferred rent	4	6
Other accrued liabilities	614	509
Depreciation	3	5
Share based compensation	2,875	2,336
Deferred interest	2,053	1,871
Intangible Assets	28,207	—
Total deferred tax assets	46,969	14,642
Deferred tax liabilities:
Other accrued liabilities	—	—
Depreciation	—	—
Total deferred tax liabilities	—	—
Valuation allowance	46,969	14,642
Net deferred tax liability	$—	$—

As of December 31, 2021, Stealth BioTherapeutics Inc. had federal and state net operating loss carryforwards of $13.4 million and $10.9 million, respectively. The net operating loss carryforwards expire at various dates beginning in 2034 through 2037 for U.S. and state tax purposes. As of December 31, 2021, the Company had federal and state research and development credit carryforwards of approximately $4.8 million and $2.0 million, respectively, which, if unused, will expire in years 2035 through 2041 (federal) and 2030 through 2036 (state). As of December 31, 2021, the Company also had an orphan drug credit of $3.4 million, which, if unused, will expire in year 2037 through 2041.

Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. As of December 31, 2021, the Company maintains a full valuation allowance for its deferred tax assets due to uncertainty regarding their realization. Adjustments could be required in the future if the Company estimates that the amount of deferred tax assets to be realized is more or less than the net amount the Company has recorded. The valuation allowance increased $32.3 million and $4.9 million during the years ended December 31, 2021 and 2020, respectively, due primarily to the generation of net operating losses during the period and the recognition of potential research and development tax credits.

The Company is not currently under any income tax examinations. Due to the Company’s net operating losses, all tax years generally remain open in each jurisdiction. No interest or penalties have been recorded on any unrecognized tax benefits since its inception. The Company does not believe material uncertain tax positions have arisen to date.

Under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended, certain substantial changes in the Company’s ownership, including a sale of the Company, or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards and tax credits, which could be used annually to offset future taxable income.

The Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was enacted in the United States on March 27, 2020. While the CARES Act provides extensive tax changes in response to the COVID-19 pandemic, the provisions are not expected to have a significant impact on the Company’s financial results.

16.
Net Loss Per Share Attributable to Ordinary Shareholders

Basic and diluted net loss per ordinary share are calculated as follows (in thousands, other than share and per share data):

	Year Ended December 31,
	2021	2020	2019
Numerator:
Net loss attributable to ordinary shareholders—basic and diluted	$(52,527)	$(57,457)	$(71,728)
Denominator:
Weighted-average ordinary shares used in net loss per share attributable to ordinary shareholders—basic and diluted	682,388,906	556,169,255	375,669,759
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.08)	$(0.10)	$(0.19)

The following ordinary share equivalents, presented on an as converted basis, were excluded from the calculation of net loss per share for the periods presented, as their effect is anti-dilutive:

	Year Ended December 31,
	2021	2020	2019
Ordinary share warrants- Term Loan issuance	500,000	500,000	500,000
Ordinary share warrants issued to MVIL- related party	161,823,177	46,153,846	—
Ordinary share warrants- Venture Loan Issuance	13,636,364	—	—
2020 Restricted share units (in ordinary shares)	13,087,848	15,013,296	—
Outstanding share options	63,578,562	44,959,938	36,126,371
Total	252,625,951	106,627,080	36,626,371

17. Related Party

Except as disclosed elsewhere in the notes to the accompanying consolidated financial statements, there were no other material transactions with related parties.

18. Subsequent Events

Except as disclosed above and elsewhere in the notes to the accompanying consolidated financial statements, the Company has concluded that no further subsequent events have occurred that require disclosure.